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08001548

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BNP Paribas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FILE NO. 82- 03757

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/31/08



BNP PARIBAS

ARLS
12-31-07

CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2007

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

The consolidated financial statements of the BNP Paribas Group are presented for the years ended 31 December 2007 and 31 December 2006. In accordance with Article 20.1 of Annex I of European Commission Regulation (EC) 809/2004, the consolidated financial statements for 2005 are provided in the registration document filed with the Autorité des marches financiers *on 7 March 2007 under number D.07-0151.*

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2007

In millions of euros	Note	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Interest income	2.a	59,141	44,582
Interest expense	2.a	(49,433)	(35,458)
Commission income		10,721	10,395
Commission expense		(4,399)	(4,291)
Net gain/loss on financial instruments at fair value through profit or loss	2.c	7,843	7,573
Net gain/loss on available-for-sale financial assets	2.d	2,507	1,367
Income from other activities	2.e	22,601	23,130
Expense on other activities	2.e	(17,944)	(19,355)
NET BANKING INCOME		**31,037**	**27,943**
Operating expense		(17,773)	(16,137)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	5.k	(991)	(928)
GROSS OPERATING INCOME		**12,273**	**10,878**
Cost of risk	2.f	(1,725)	(783)
OPERATING INCOME		**10,548**	**10,095**
Share of earnings of associates		358	293
Net gain on non-current assets		153	195
Change in value of goodwill		(1)	(13)
PRE-TAX NET INCOME		**11,058**	**10,570**
Corporate income tax	2.g	(2,747)	(2,762)
NET INCOME		**8,311**	**7,808**
Net income attributable to minority interests		489	500
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS		**7,822**	**7,308**
Basic earnings per share	8.a	8.49	8.03
Diluted earnings per share	8.a	8.42	7.95

BALANCE SHEET AT 31 DECEMBER 2007

In millions of euros	Note	31 December 2007	31 December 2006
ASSETS			
Cash and amounts due from central banks and post office banks		18,542	9,642
Financial assets at fair value through profit or loss	5.a	931,706	744,858
Derivatives used for hedging purposes	5.b	2,154	2,803
Available-for-sale financial assets	5.c	112,594	96,739
Loans and receivables due from credit institutions	5.d	71,116	75,170
Loans and receivables due from customers	5.e	445,103	393,133
Remeasurement adjustment on interest-rate risk hedged portfolios		(264)	(295)
Held-to-maturity financial assets	5.g	14,808	15,149
Current and deferred tax assets	5.h	2,965	3,443
Accrued income and other assets	5.i	60,608	66,915
Investments in associates	5.j	3,333	2,772
Investment property	5.k	6,693	5,813
Property, plant and equipment	5.k	13,165	12,470
Intangible assets	5.k	1,687	1,569
Goodwill	5.l	10,244	10,162
TOTAL ASSETS		**1,694,454**	**1,440,343**
LIABILITIES			
Due to central banks and post office banks		1,724	939
Financial liabilities at fair value through profit or loss	5.a	796,125	653,328
Derivatives used for hedging purposes	5.b	1,261	1,335
Due to credit institutions	5.d	170,182	143,650
Due to customers	5.e	346,704	298,652
Debt securities	5.f	141,056	121,559
Remeasurement adjustment on interest-rate risk hedged portfolios		20	367
Current and deferred tax liabilities	5.h	2,475	2,306
Accrued expenses and other liabilities	5.i	58,815	53,661
Technical reserves of insurance companies	5.m	93,320	87,044
Provisions for contingencies and charges	5.n	4,738	4,718
Subordinated debt	5.f	18,641	17,960
TOTAL LIABILITIES		**1,635,061**	**1,385,519**
CONSOLIDATED EQUITY			
Share capital and additional paid-in capital		*13,472*	*15,589*
Retained earnings		*29,233*	*21,590*
Net income for the period attributable to shareholders		*7,822*	*7,308*
Total capital and retained earnings attributable to shareholders		50,527	44,487
Unrealised or deferred gains and losses attributable to shareholders		3,272	5,025
Shareholders' equity		**53,799**	**49,512**
Minority interests		5,594	5,312
Total consolidated equity		**59,393**	**54,824**
TOTAL LIABILITIES AND EQUITY		**1,694,454**	**1,440,343**

STATEMENT OF CHANGES IN SHAREHOLDERS'

In millions of euros	Shareholders' equity				
	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 31 December 2005 before appropriation of net income	**9,701**	**2,424**	**(165)**	**23,287**	**35,247**
Appropriation of net income for 2005				**(2,163)**	**(2,163)**
Consolidated equity at 31 December 2005 after appropriation of net income	**9,701**	**2,424**	**(165)**	**21,124**	**33,084**
Movements arising from relations with shareholders					
Increase in share capital	5,905				5,905
Issue and redemption of preferred shares		2,023			2,023
Movements in own equity instruments			(1,706)	(70)	(1,776)
Share-based payment plans			85	30	115
Dividends on preferred shares				(80)	(80)
Interim dividends paid out of net income for the period					-
Impact of the acquisition of a controlling interest in BNL					-
Impact of acquisitions carried out subsequently to the acquisition of a controlling interest in BNL				(2,090)	(2,090)
Other transactions carried out with minority interests				16	16
	5,905	**2,023**	**(1,621)**	**(2,194)**	**4,113**
Other movements	**(17)**			**(1)**	**(18)**
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 2006				**7,308**	**7,308**
Consolidated equity at 31 December 2006	**15,589**	**4,447**	**(1,786)**	**26,237**	**44,487**
Appropriation of net income for 2006				**(2,801)**	**(2,801)**
Consolidated equity at 31 December 2006 after appropriation of net income	**15,589**	**4,447**	**(1,786)**	**23,436**	**41,686**
Movements arising from relations with shareholders					
Increase in share capital	281				281
Reduction in share capital	(2,428)		2,428		-
Issue and redemption of preferred shares		2,296			2,296
Movements in own equity instruments			(1,236)	(1)	(1,237)
Share-based payment plans			(25)	51	26
Dividends on preferred shares				(176)	(176)
Interim dividends paid out of net income for the period					-
Additional impact of the acquisition of Banca Nazionale del Lavoro				(134)	(134)
Other transactions carried out with minority interests	18			(21)	(3)
	(2,129)	**2,296**	**1,167**	**(281)**	**1,053**
Other movements	**12**			**(46)**	**(34)**
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit or loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 2007				**7,822**	**7,822**
Consolidated equity at 31 December 2007	**13,472**	**6,743**	**(619)**	**30,931**	**50,527**

EQUITY BETWEEN 1 JAN. 2006 AND 31 DEC. 2007

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority interests	Total consolidated equity
366	**4,857**	**248**	**5,471**	**40,718**	**5,182**	**93**	**5,275**	**45,993**
				(2,163)	(125)		(125)	(2,288)
366	**4,857**	**248**	**5,471**	**38,555**	**5,057**	**93**	**5,150**	**43,705**
			-	5,905			-	5,905
			-	2,023	(369)		(369)	1,654
			-	(1,776)			-	(1,776)
			-	115			-	115
			-	(80)	(225)		(225)	(305)
			-	-	(13)		(13)	(13)
			-	-	2,368		2 368	2,368
			-	(2,090)	(2,360)		(2.360)	(4,450)
			-	16	380		380	396
-	**-**	**-**	**-**	**4,113**	**(219)**	**-**	**(219)**	**3,894**
			-	**(18)**	**13**		**13**	**(5)**
	1,103	(340)	763	763		26	26	789
	(553)	(21)	(574)	(574)			-	(574)
(663)			(663)	(663)		(158)	(158)	(821)
(1)	24	5	28	28			-	28
(664)	**574**	**(356)**	**(446)**	**(446)**	**-**	**(132)**	**(132)**	**(578)**
				7,308	**500**		**500**	**7,808**
(298)	**5,431**	**(108)**	**5,025**	**49,512**	**5,351**	**(39)**	**5,312**	**54,824**
				(2,801)	**(164)**		**(164)**	**(2,965)**
(298)	**5,431**	**(108)**	**5,025**	**46,711**	**5,187**	**(39)**	**5,148**	**51,859**
			-	281			-	281
			-	-			-	-
			-	2,296	(891)		(891)	1,405
			-	(1,237)			-	(1,237)
			-	26			-	26
			-	(176)	(150)		(150)	(326)
			-	-	(42)		(42)	(42)
			-	(134)			-	(134)
			-	(3)	1,018		1,018	1,015
-	**-**	**-**	**-**	**1,053**	**(65)**	**-**	**(65)**	**988**
	44		**44**	**10**	**101**		**101**	**111**
	252	173	425	425		16	16	441
	(1,330)	(27)	(1,357)	(1,357)			-	(1,357)
(924)			(924)	(924)		(95)	(95)	(1,019)
(10)	69		59	59			-	59
(934)	**(1,009)**	**146**	**(1,797)**	**(1,797)**	**-**	**(79)**	**(79)**	**(1,876)**
				7,822	**489**		**489**	**8,311**
(1,232)	**4,466**	**38**	**3,272**	**53,799**	**5,712**	**(118)**	**5,594**	**59,393**

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2007

In millions of euros	Note	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Pre-tax net income		**11,058**	**10,570**
Non-monetary items included in pre-tax net income and other adjustments		**4,478**	**12,949**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		2,685	2,542
Impairment of goodwill and other non-current assets		1	20
Net addition to provisions		8,385	8,336
Share of earnings of associates		(358)	(293)
Net income from investing activities		(141)	(194)
Net income from financing activities		(750)	(249)
Other movements		(5,344)	2,787
Net decrease in cash related to assets and liabilities generated by operating activities		**(2,459)**	**(8,153)**
Net increase in cash related to transactions with credit institutions		32,022	4,308
Net increase in cash related to transactions with customers		19,670	11,485
Net decrease in cash related to transactions involving other financial assets and liabilities		(49,782)	(19,576)
Net decrease in cash related to transactions involving non-financial assets and liabilities		(2,475)	(2,424)
Taxes paid		(1,894)	(1,946)
NET INCREASE IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES		**13,077**	**15,366**
Net decrease in cash related to acquisitions and disposals of consolidated entities	8.c	(1,210)	(11,661)
Net decrease related to property, plant and equipment and intangible assets		(1,383)	(1,348)
NET DECREASE IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES		**(2,593)**	**(13,009)**
(Decrease) increase in cash and equivalents related to transactions with shareholders		(2,938)	1,750
Increases in cash and equivalents generated by other financing activities		1,066	3,875
NET (DEREASE) INCREASE IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES		**(1,872)**	**5,625**
EFFECT OF MOVEMENTS IN EXCHANGE RATES ON CASH AND EQUIVALENTS		**(648)**	**(473)**
NET INCREASE IN CASH AND EQUIVALENTS		**7,964**	**7,509**
Balance of cash and equivalent accounts at the start of the period		**16,074**	**8,565**
Net balance of cash accounts and accounts with central banks and post office banks		8,712	6,642
Net balance of demand loans and deposits - credit institutions		7,362	1,923
Balance of cash and equivalent accounts at the end of the period		**24,038**	**16,074**
Net balance of cash accounts and accounts with central banks and post office banks		16,814	8,712
Net balance of demand loans and deposits - credit institutions		7,224	7,362
NET INCREASE IN CASH AND EQUIVALENTS		**7,964**	**7,509**

NOTES TO THE FINANCIAL STATEMENTS
Prepared in accordance with International Financial Reporting Standards as adopted by the European Union

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

1.a APPLICABLE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS) were applied to the consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards adopted within the European Union[1], and excluding therefore certain provisions of IAS 39 on hedge accounting.

The Group has applied those standards, amendments and interpretations endorsed by the European Union and applicable as of 1 January 2007 (in particular IFRS 7 "Financial Instruments: Disclosures"). It has not early-adopted standards, amendments and interpretations whose application in 2007 is optional.

1.b CONSOLIDATION

1.b.1 SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, with the exception of those entities whose consolidation is regarded as immaterial to the Group. The consolidation of an entity is regarded as immaterial if it fails to meet any of the following thresholds: a contribution of more than EUR 8 million to consolidated net banking income, more than EUR 1 million to consolidated gross operating income or net income before tax, or more than EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);

[1] The full set of standards adopted for use in the European Union can be consulted on the website of the European Commission at: http://ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted-commission

- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings (calculated on an annual basis), to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the Group remains exposed to the initial losses on a portfolio of assets held by the SPE.

1.b.2 CONSOLIDATION METHODS

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the Board of Directors or equivalent governing body; or to cast the majority of votes at meetings of the Board of Directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Jointly-controlled companies are consolidated by the proportional method. The Group exercises joint control when under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the Board of Directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity. Goodwill on associates is also included in "Investments in associates".

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, and held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain on non-current assets".

1.b.3 CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of BNP Paribas are prepared in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

1.b.4 BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell. The Group may recognise any adjustments to the provisional accounting within 12 months of the acquisition date.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, and badwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

As permitted under IFRS 1, business combinations that took place before 1 January 2004 and were recorded in accordance with the previously applicable accounting standards (French GAAP), have not been restated in accordance with the principles set out above.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units[2], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management methods; it is subject to regular review in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, writing down the goodwill by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management and from analyses of long-term trends of the market positioning of the unit's activities. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

1.c FINANCIAL ASSETS AND FINANCIAL LIABILITIES

1.c.1 LOANS AND RECEIVABLES

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment

[2] As defined by IAS 36.

to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight-line basis over the life of the commitment.

1.c.2 REGULATED SAVINGS AND LOAN CONTRACTS

Home savings accounts (*Comptes Épargne-Logement* – "CEL") and home savings plans (*Plans d'Épargne Logement* – "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed-rate home loans in the case of the loan phase and (ii) euro-denominated life assurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

1.c.3 SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss comprise:

  - financial assets held for trading purposes;
  - financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39. The conditions for applying the fair value option are set out in section 1.c.10.

  Securities in this category are measured at fair value at the balance sheet date. Transaction costs are directly posted in the profit and loss account.Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

  Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

  Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

  Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

  Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

  Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

  Assets included in the available-for-sale category are initially recorded at fair value plus transaction costs where material. At the balance sheet date, they are remeasured to fair value, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

  Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

- Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

- Date of recognition for securities transactions

Securities classified as at fair value through profit or loss, held-to-maturity or available-for-sale financial assets are recognised at the trade date.

Regardless of their classification (at fair value through profit or loss, loans and receivables or debt), temporary sales of securities as well as sales of borrowed securities are initially recognised at the settlement date.

Securities transactions are carried on the balance sheet until the Group's rights to receive the related cash flows expire, or until the Group has transferred substantially all the risks and rewards incident to ownership of the securities.

1.c.4 FOREIGN CURRENCY TRANSACTIONS

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities[3] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate. Translation differences are recognised in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

  Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

[3] Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of money.

Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale financial assets", unless the financial asset in question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

1.c.5 IMPAIRMENT OF FINANCIAL ASSETS

- Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets where (i) there is objective evidence of a decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset; (ii) the event affects the amount or timing of future cash flows; and (iii) the consequences of the event can be measured reliably. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments given by the Group, with the probability of drawdown taken into account in any assessment of financing commitments.

At individual level, objective evidence that a financial asset is impaired includes observable data about the following events:

- the existence of accounts more than three months past due (six months past due for real estate loans and loans to local authorities);
- knowledge or indications that the borrower is in significant financial difficulty, such that a risk can be considered to have arisen regardless of whether the borrower has missed any payments;
- concessions in respect of the credit terms granted to the borrower that the lender would not have considered had the borrower not been in financial difficulty.

The amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable. Changes in the amount of impairment losses are taken to the profit and loss account under "Cost of risk". Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, also under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

Impairment losses taken against loans and receivables are usually recorded in a separate provision account which reduces the amount for which the loan or receivable was recorded in assets upon initial recognition. Provisions relating to off-balance sheet financial instruments, financing and guarantee commitments or disputes are recognised in liabilities. Impaired receivables are written off in whole or in part and the corresponding provision reversed for the amount of the loss when all other means available to the Bank for recovering the receivables or guarantees have failed, or when all or part of the receivables has been waived.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

Based on the experienced judgement of the Bank's divisions or Risk Management, the Group may recognise additional collective impairment provisions in respect of a given economic sector or geographic area affected by exceptional economic events. This may be the case when the consequences of these events cannot be measured with sufficient accuracy to adjust the parameters used to determine the collective provision recognised against affected portfolios of loans with similar characteristics.

- Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition.

In the case of variable-income securities quoted in an active market, a prolonged or significant (>20%) decline in quoted price below the acquisition cost is regarded as an indication of impairment and prompts the Group to carry out a qualitative analysis. Where appropriate, the impairment loss is calculated based on the quoted price for the securities.

A similar quantitative and qualitative method is applied for unlisted variable-income securities.

In the case of fixed-income securities, impairment is assessed based on the same criteria as applied to individually impaired loans and receivables.

Impairment losses taken against variable-income securities are recognised as a component of net banking income on the line "Net gain/loss on available-for-sale financial assets", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

1.c.6 ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group are qualified as debt instruments if the Group company issuing the instruments has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

1.c.7 OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully-consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

When the Group acquires equity instruments issued by subsidiaries under the exclusive control of BNP Paribas, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders. Until these options have been exercised, the portion of net income attributable to minority interests is allocated to minority interests in the profit and loss account. A decrease in the Group's interest in a fully consolidated subsidiary is recognised in the Group's accounts as a change in shareholders' equity.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued;
- as debt instruments if the contract includes an obligation, whether contingent or not, for the issuer to repurchase its own shares;
- as derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

1.c.8 DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed-rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed-rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under IAS 39 as adopted by the European Union (which excludes certain provisions on portfolio hedging), interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings;
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight-line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains or losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

Cash flow hedges contracted to protect the Group against foreign currency risk qualified for cash flow hedge accounting up to 31 December 2005, whenever the currency hedged was a currency other than the euro. In an amendment to IAS 39 effective 1 January 2006, transactions carried out in the functional currency of the entity initiating the transaction may no longer be designated as the hedged item in a foreign currency cash flow hedge. Any such hedges existing at that date were therefore disqualified from hedge accounting.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign-currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part. Hedging instruments may be currency hedges or any other non-derivative financial instrument.

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

1.c.9 DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value upon initial recognition and at subsequent dates. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e. the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or
- using valuation techniques involving :
  - mathematical calculation methods based on accepted financial theories; and
  - parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market or instruments are traded that are very similar to the instrument being valued.

The Bank distinguishes between three categories of financial instruments based on the characteristics of the instrument and the measurement method used. This classification is used as the basis for the information provided in the notes to the consolidated financial statements in accordance with international accounting standards:

- Category 1: financial instruments quoted on an active market;
- Category 2: financial instruments measured using valuation models based on observable parameters;
- Category 3: financial instruments measured using valuation models based wholly or partly on non-observable parameters. A non-observable parameter is defined as a parameter whose value results from assumptions or correlations which are not based on observable current market transactions in the same instrument at the valuation date, or on observable market data at that date.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and standard options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is included in the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

  - Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data

    Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

    These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity, credit and model risk.

    The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

  - Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable

    Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques and techniques that are based on data only partially observable on active markets.

    In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

    The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

  - Unlisted equity securities

    The fair value of unquoted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (EBIT or EBITDA multiples) or of the Group's share of net assets as calculated using the most recently available information.

1.c.10 FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:

- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

1.c.11 INCOME AND EXPENSES ARISING FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends upon the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction, under "Net commission income". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Net commission income".

Commission received in respect of financial guarantee commitments is regarded as representing the fair value of the commitment. The resulting liability is subsequently amortised over the term of the commitment, under commission income in net banking income.

External costs that are directly attributable to an issue of new shares are deducted from equity net of all related taxes.

1.c.12 COST OF RISK

Cost of risk includes movements in provisions for impairment of fixed-income securities and loans and receivables due from customers and credit institutions, movements in financing and guarantee commitments given, losses on irrecoverable loans and amounts recovered on loans written off. This caption also includes impairment losses recorded in respect of default risk incurred on counterparties for over-the-counter financial instruments, as well as expenses relating to fraud and to disputes inherent to the financing business.

1.c.13 DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

1.c.14 NETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

A financial asset and a financial liability are offset and the net amount presented in the balance sheet if, and only if, the Group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

1.d INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts with a discretionary participation feature written by fully-consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

1.d.1 ASSETS

Financial assets and non-current assets are accounted for using the policies described elsewhere in this note. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

1.d.2 LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies" and comprise liabilities relating to insurance contracts carrying a significant insurance risk (e.g., mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4. A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

Liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period. A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

1.d.3 PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

1.e PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Software maintenance costs are expensed as incurred. However, expenditure that is regarded as upgrading the software or extending its useful life is included in the initial acquisition or production cost.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant and equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

1.f LEASES

Group companies may be either the lessee or the lessor in a lease agreement.

1.f.1 LESSOR ACCOUNTING:

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases:

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases:

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight-line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

1.f.2 LESSEE ACCOUNTING

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases:

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payment, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases:

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

1.g NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within twelve months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".
Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.

Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.
All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

1.h EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

- Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

- Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within twelve months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than twelve months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than twelve months after the balance sheet date are discounted.

- Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined-contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined-benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, as from the following period and over the average remaining service lives of employees, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined-benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period.

At the date of first-time adoption, BNP Paribas elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

1.i SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or cash of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments granted after 7 November 2002 to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment. Stock option expense is recorded in salaries and employee benefits, and its credit entry is posted to shareholders' equity. It is calculated on the basis of the overall plan value, determined at the date of grant by the Board of Directors.
In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

A similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions or purchases offered to employees under the company savings plan

Share subscriptions or purchases offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) at lower-than-market rates over a specified period do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit therefore equals the difference, at the date the plan is announced to employees, between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee, multiplied by the number of shares acquired.

The cost of the mandatory five-year holding period is equivalent to the cost of a strategy involving the forward sale of shares subscribed at the time of the capital increase reserved for employees and the cash purchase of an equivalent number of BNP Paribas shares on the market, financed by a loan repaid at the end of a five-year period out of the proceeds from the forward sale transaction. The interest rate on the loan is the rate that would be applied to a five-year general purpose loan taken out by an individual with an average risk profile. The forward sale price for the shares is determined on the basis of market parameters.

1.j PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

1.k CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

When tax credits on revenues from receivables and securities are used to settle corporate income tax payable for the period, the tax credits are recognised on the same line as the income to which they relate. The corresponding tax expense continues to be carried in the profit and loss account under "Corporate income tax".

1.l STATEMENT OF CASH FLOWS

The cash and cash equivalents balance is composed of the net balance of cash accounts and accounts with central banks and post office banks, and the net balance of interbank demand loans and deposits.

Changes in cash and cash equivalents related to operating activities reflect cash flows generated by the Group's operations, including cash flows related to investment property, held-to-maturity financial assets and negotiable certificates of deposit.

Changes in cash and cash equivalents related to investing activities reflect cash flows resulting from acquisitions and disposals of subsidiaries, associates or joint ventures included in the consolidated group, as well as acquisitions and disposals of property, plant and equipment excluding investment property and property held under operating leases.

Changes in cash and cash equivalents related to financing activities reflect the cash inflows and outflows resulting from transactions with shareholders, cash flows related to bonds and subordinated debt, and debt securities (excluding negotiable certificates of deposit).

1.m USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of the financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the financial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;
- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and (more generally) calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and (more generally) of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

This is also the case for assumptions applied to assess the sensitivity of each type of market risk and the sensitivity of valuations to non-observable parameters.

2. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2007

2.a NET INTEREST INCOME

The BNP Paribas Group includes in "Interest income" and "Interest expense" all income and expense from financial instruments measured at amortised cost (interest, fees/commissions, transaction costs), and from financial instruments measured at fair value that do not meet the definition of derivative instruments. These amounts are calculated using the effective interest method. The change in fair value on financial instruments at fair value through profit or loss (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item. In like manner, interest income and expense arising from derivatives used to hedge transactions designated as at fair value through profit or loss is allocated to the same accounts as the interest income and expense relating to the underlying transactions.

In millions of euros	Year to 31 Dec. 2007			Year to 31 Dec. 2006		
	Income	Expense	Net	Income	Expense	Net
Customer items	**26,269**	**(11,970)**	**14,299**	**20,255**	**(8,481)**	**11,774**
Deposits, loans and borrowings	24,732	(11,731)	13,001	18,984	(8,339)	10,645
Repurchase agreements	29	(157)	(128)	12	(90)	(78)
Finance leases	1,508	(82)	1,426	1,259	(52)	1,207
Interbank items	**5,283**	**(8,137)**	**(2,854)**	**4,412**	**(6,329)**	**(1,917)**
Deposits, loans and borrowings	4,943	(7,363)	(2,420)	4,202	(5,924)	(1,722)
Repurchase agreements	340	(774)	(434)	210	(405)	(195)
Debt securities issued	**-**	**(7,091)**	**(7,091)**	**-**	**(5,634)**	**(5,634)**
Cash flow hedge instruments	**1,628**	**(899)**	**729**	**2,805**	**(1,455)**	**1,350**
Interest rate portfolio hedge instruments	**1,028**	**(685)**	**343**	**452**	**(92)**	**360**
Trading book	**20,319**	**(20,651)**	**(332)**	**12,724**	**(13,467)**	**(743)**
Fixed-income securities	4,285	-	4,285	2,686	-	2,686
Repurchase agreements	15,944	(17,564)	(1,620)	9,946	(11,234)	(1,288)
Loans / Borrowings	90	(194)	(104)	92	(124)	(32)
Debt securities	-	(2,893)	(2,893)	-	(2,109)	(2,109)
Available-for-sale financial assets	**3,872**	**-**	**3,872**	**3,184**	**-**	**3,184**
Held-to-maturity financial assets	**742**	**-**	**742**	**750**	**-**	**750**
Total interest income/(expense)	**59,141**	**(49,433)**	**9,708**	**44,582**	**(35,458)**	**9,124**

Interest income on individually impaired loans amounted to EUR 316 million at 31 December 2007 and EUR 309 million at 31 December 2006.

Gains and losses relating to cash flow hedges previously recorded under "Unrealised or deferred gains or losses" and taken to the profit and loss account in 2007 amounted to EUR 27 million and EUR 23 million in 2006.

2.b COMMISSION INCOME AND EXPENSE

Commission income on financial assets and commission expense on financial liabilities which are not measured at fair value through profit or loss amounted to EUR 2,553 million and EUR 312 million respectively in 2007, compared with income of EUR 2,394 million and expense of EUR 379 million in 2006.

Net commission income related to trust and similar activities through which the Group holds or invests assets on behalf of clients, trusts, pension and personal risk funds or other institutions amounted to EUR 2,125 million in 2007, compared with EUR 1,891 million in 2006.

2.c NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

"Net gain/loss on financial instruments at fair value through profit or loss" includes all profit and loss items relating to financial instruments managed in the trading book and financial instruments (including dividends) that the Group has designated as at fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 2.a).

In millions of euros	Year to 31 Dec. 2007			Year to 31 Dec. 2006		
	Trading book	Assets designated at fair value through profit or loss	Total	Trading book	Assets designated at fair value through profit or loss	Total
Fixed-income securities	(1,968)	758	(1,210)	266	273	539
Variable-income securities	7,737	643	8,380	9,888	276	10,164
Derivative instruments	51	-	51	(3,935)	-	(3,935)
Repurchase agreements	70	19	89	(20)	12	(8)
Loans	(118)	(120)	(238)	(3)	(133)	(136)
Borrowings	(36)	(12)	(48)	29	32	61
Remeasurement of interest-rate risk hedged portfolios	399	-	399	185	-	185
Remeasurement of currency positions	420	-	420	703	-	703
Total	**6,555**	**1,288**	**7,843**	**7,113**	**460**	**7,573**

The net loss for the year on hedging instruments in fair value hedges amounted to EUR 314 million (net loss of EUR 428 million in 2006) and the net profit on the hedged components amounted to EUR 275 million (net profit of EUR 507 million in 2006).

In addition, net gains on the trading book included in 2007 and 2006 an immaterial amount related to the ineffective portion of cash flow hedges.

2.d NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

"Net gain/loss on available-for-sale financial assets" includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments.

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Fixed-income securities [1]	**31**	**38**
Disposal gains and losses	31	38
Equities and other variable-income securities	**2,476**	**1,329**
Dividend income	634	452
Additions to impairment provisions	(55)	(77)
Net disposal gains	1,897	954
Total	**2,507**	**1,367**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 2.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 2.f).

Unrealised gains and losses - previously recorded under "Unrealised or deferred gains and losses" in shareholders' equity - and taken to the profit and loss account amounted to EUR 1,886 million for the year ended 31 December 2007 and EUR 725 million for the year ended 31 December 2006.

2.e NET INCOME FROM OTHER ACTIVITIES

In millions of euros	Year to 31 Dec. 2007			Year to 31 Dec. 2006		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	16,967	(14,091)	2,876	18,066	(15,767)	2,299
Net income from investment property	790	(219)	571	735	(225)	510
Net income from assets held under operating leases	3,949	(3,237)	712	3,586	(3,018)	568
Net income from property development activities	189	(36)	153	136	(34)	102
Other	706	(361)	345	607	(311)	296
Total net income from other activities	**22,601**	**(17,944)**	**4,657**	**23,130**	**(19,355)**	**3,775**

- Net income from insurance activities

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Gross premiums written	14,914	14,701
Movement in technical reserves	(6,247)	(3,470)
Claims and benefits expense	(6,689)	(6,462)
Reinsurance ceded, net	(43)	(22)
Change in value of admissible investments related to unit-linked business	916	2,509
Other income and expense	25	43
Total net income from insurance activities	**2,876**	**2,299**

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts. "Movement in technical reserves" reflects changes in the value of financial contracts, in particular unit-linked contracts. Interest paid on such contracts is recognised in "Interest expense".

- Operating leases

In millions of euros	31 December 2007	31 December 2006
Future minimum lease payments receivable under non-cancellable leases	**4,011**	**3,404**
Payments receivable within 1 year	*1,747*	*1,584*
Payments receivable after 1 year but within 5 years	*2,230*	*1,781*
Payments receivable beyond 5 years	*34*	*39*

Future minimum lease payments receivable under non-cancellable leases comprise payments that the lessee is required to make during the lease term.

2.f COST OF RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses in the case of known counterparty risks on over-the-counter derivative instruments.

- Cost of risk for the period

Cost of risk for the period in millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Net additions to impairment provisions	(1,762)	(775)
Recoveries on loans and receivables previously written off	329	247
Irrecoverable loans and receivables not covered by impairment provisions	(292)	(255)
Total cost of risk for the period	**(1,725)**	**(783)**

Cost of risk for the period by asset type in millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Loans and receivables due from credit institutions	5	2
Loans and receivables due from customers	(1,472)	(810)
Available-for-sale financial assets	(130)	6
Other assets	(57)	(7)
Off-balance sheet commitments and other items	(71)	26
Total cost of risk for the period	**(1,725)**	**(783)**

- Provisions for impairment: credit risks

Movement in impairment provisions during the period In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Total impairment provisions at start of period	**14,455**	**11,094**
Net additions to impairment provisions	1,762	775
Utilisation of impairment provisions	(2,409)	(1,429)
Impact of the consolidation of Banca Nazionale del Lavoro	-	4,143
Effect of exchange rate movements and other items	(344)	(128)
Total impairment provisions at end of period	**13,464**	**14,455**

The main changes in impairment provisions in 2007 and 2006 are related to loans and receivables due from customers

Impairment provisions by asset type, in millions of euros	31 December 2007	31 December 2006
Impairment of assets		
Loans and receivables due from credit institutions (Note 5.d)	54	92
Loans and receivables due from customers (Note 5.e)	12,499	13,525
Available-for-sale financial assets (Note 5.c)	231	133
Other assets	22	27
Total impairment provisions against financial assets	**12,806**	**13,777**
Provisions recognised as liabilities		
Provisions for off-balance sheet commitments		
- to credit institutions (Note 4.a)	-	3
- to customers (Note 4.a)	202	235
Other items subject to provisions	456	440
Total provisions recognised as liabilities	**658**	**678**
Total impairment provisions	**13,464**	**14,455**

2.g CORPORATE INCOME TAX

- Net corporate income tax expense

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Current tax expense for the period	(2,390)	(2,304)
Net deferred tax expense for the period (Note 5.h)	(357)	(458)
Net corporate income tax expense	**(2,747)**	**(2,762)**

The tax saving arising from the recognition of deferred taxes on unused carryforwards of tax losses and on previous temporary differences was EUR 137 million for the year ended 31 December 2007, compared with EUR 71 million for the year ended 31 December 2006.

- Analysis of effective tax rate

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Net income	8,311	7,808
Corporate income tax expense	(2,747)	(2,762)
Average effective tax rate	**24.8%**	**26.1%**
Standard tax rate in France	33.3%	33.3%
Differential in tax rates applicable to foreign entities	-4.9%	-3.4%
Items taxed at reduced rate in France	-2.4%	-2.0%
Permanent differences	-	0.1%
Other items	-1.2%	-1.9%
Average effective tax rate	**24.8%**	**26.1%**

3. SEGMENT INFORMATION

The Group is composed of five core businesses:

- French Retail Banking;
- Italian Retail Banking (BNL banca commerciale);
- International Retail Banking and Financial Services (IRBFS): financial services (consumer credit, leasing, equipment loans and home loans), plus retail banking activities in the United States (BancWest) and in emerging and overseas markets;
- Asset Management and Services (AMS): Securities Services, Private Banking, Asset Management, Online Savings and Brokerage, Insurance and Real Estate Services;
- Corporate and Investment Banking (CIB), comprising Advisory & Capital Markets (Equities, Fixed Income & Forex, Corporate Finance) and Financing (Structured Loans & Financing plus Commodity, Energy and Project Financing).

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented comprises agreed inter-segment transfer prices.

Segment assets and liabilities include all items shown in the consolidated balance sheet. Segment assets are determined by extracting accounting data allocated for each segment. Segment liabilities are determined on the basis of normalised equity by core business used for capital allocation purposes.

This capital allocation is carried out on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised equity income by business segment is determined by attributing to each segment the income of its allocated equity.

- Information by business segment

- Income by business segment[1]

In millions of euros	French Retail Banking		BNL banca commerciale		IRBFS		AMS	
	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Net banking income	**5,743**	**5,633**	**2,609**	**1,861**	**7,955**	**7,374**	**5,329**	**4,409**
Operating expense	(3,834)	(3,711)	(1,725)	(1,322)	(4,625)	(4,205)	(3,369)	(2,804)
Cost of risk	(158)	(153)	(318)	(234)	(1,228)	(722)	(7)	(4)
Operating income	**1,751**	**1,769**	**566**	**305**	**2,102**	**2,447**	**1,953**	**1,601**
Share of earnings of associates	1	1	1	-	79	55	17	34
Other non-operating items	-	-	(1)	(10)	94	45	10	(4)
Pre-tax net income	**1,752**	**1,770**	**566**	**295**	**2,275**	**2,547**	**1,980**	**1,631**

- Assets and liabilities by business segment [1]

In millions of euros	French Retail Banking		BNL banca commerciale		IRBFS		AMS	
	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Total segment assets	**135,771**	**123,495**	**72,271**	**60,604**	**179,197**	**159,404**	**199,261**	**143,109**
- of which goodwill on acquisitions during the period	46	-	*96*	*1,601*	*25*	*432*	*294*	*184*
- of which investments in associates	6	5	*13*	*8*	*1,123*	*756*	*403*	*464*
Total segment liabilities	**129,645**	**117,908**	**67,493**	**56,090**	**164,305**	**145,253**	**191,666**	**136,660**

- Information by geographic area

The geographic split of segment results, assets and liabilities is based on the region in which they are recognised for accounting purposes and does not necessarily reflect the counterparty's nationality or the location of operations.

- Net banking income by geographic area

In millions of euros	France		Other European countries		Americas		Asia - Oceania	
	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Net banking income	**14,446**	**13,658**	**9,737**	**8,281**	**4,197**	**3,975**	**1,707**	**1,291**

- Assets and liabilities by geographic area

In millions of euros	France		Other European countries		Americas		Asia - Oceania	
	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Total segment assets	**969,771**	**834,373**	**370,598**	**291,870**	**217,777**	**199,799**	**113,306**	**99,286**
Goodwill on acquisitions during the period	**75**	**69**	**381**	**2,508**	**-**	**3**	**18**	**-**

(1): The creation of a new retail banking unit in Italy in the first half of 2007 led to certain transfers between business segments. In order to facilitate period-on-period comparisons of segment results, assets and liabilities, the data for 2006 have been restated to reflect the new organisational structure.

(2): Including Klépierre and the entities ordinarily known as BNP Paribas Capital.

(3): In 2006, restructuring costs incurred in connection with the acquisition of BNL were included in operating expense of "Other Activities" in an amount of EUR 151 million.

Corporate & Investment Banking				Other Activities [2]		Total	
Advisory & Capital Markets		Financing					
Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006 [3]	Year to 31 Dec. 2007	Year to 31 Dec. 2006
5,625	**5,396**	**2,668**	**2,694**	**1,108**	**576**	**31,037**	**27,943**
(3,588)	(3,327)	(1,197)	(1,146)	(426)	(550)	(18,764)	(17,065)
(65)	(16)	37	280	14	66	(1,725)	(783)
1,972	**2,053**	**1,508**	**1,828**	**696**	**92**	**10,548**	**10,095**
8	10	-	-	252	193	358	293
38	44	51	(12)	(40)	119	152	182
2,018	**2,107**	**1,559**	**1,816**	**908**	**404**	**11,058**	**10,570**

Corporate & Investment Banking		Other Activities [2]		Total	
Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
1,070,848	**916,462**	**37,106**	**37,269**	**1,694,454**	**1,440,343**
22	*362*	-	*1*	*483*	*2,580*
7	*29*	*1,781*	*1,510*	*3,333*	*2,772*
1,057,618	**905,663**	**31,138**	**31,740**	**1,641,865**	**1,393,314**

Other countries		Total	
Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
950	**738**	**31,037**	**27,943**

Other countries		Total	
Year to 31 Dec. 2007	Year to 31 Dec. 2006	Year to 31 Dec. 2007	Year to 31 Dec. 2006
23,002	**15,015**	**1,694,454**	**1,440,343**
9	-	**483**	**2,580**

4. RISK EXPOSURE AND HEDGING STRATEGIES

ORGANISATION OF RISK MANAGEMENT

Risk management is key in the business of banking. At BNP Paribas, operating methods and procedures throughout the organisation are geared towards effectively addressing this matter. The entire process is supervised by the Group Risk Management Department (GRM), which is responsible for measuring and controlling risks at Group level. GRM is independent from the divisions, business lines and territories and reports directly to Group Executive Management.

While front-line responsibility for managing risks lies with the divisions and business lines that propose the underlying transactions, GRM is responsible for providing assurance that the risks taken by the Bank comply and are compatible with its risk policies and its profitability and rating objectives. GRM performs continuous, generally ex-ante controls that are fundamentally different from the periodic, ex-post examinations of the Internal Auditors. The department reports regularly to the Internal Control and Risk Management Committee of the Board on its main findings, as well as on the methods used by GRM to measure these risks and consolidate them on a Group-wide basis.

GRM's role is to hedge all financial risks resulting from the Group's business operations. It intervenes at all levels in the process of risk taking and risk monitoring. Its remit includes formulating recommendations concerning risk policies, analysing the loan portfolio on a forward-looking basis, approving corporate loans and trading limits, guaranteeing the quality and effectiveness of monitoring procedures, defining and/or validating risk measurement methods, and producing comprehensive and reliable risk reporting data for Group management. GRM is also responsible for ensuring that all the risk implications of new businesses or products have been adequately evaluated. These evaluations are performed jointly by the sponsoring business line and all the functions concerned (legal affairs, compliance, financial security, tax affairs, information systems, general and management accounting). The quality of the validation process is overseen by GRM which reviews identified risks and the resources deployed to mitigate them, as well as defining the minimum criteria to be met to ensure that growth is based on sound business practices.

The GRM function is organised based on a differentiated approach by risk-type: Credit and Counterparty Risk, Market and Liquidity Risk; and Operational Risk, supported by specialist units responsible for analysing, summarising and reporting risk data.

4.a CREDIT RISK

Credit risk is the risk of incurring an economic loss on loans and receivables (existing or potential due to commitments given) as a result of a change in the credit quality of the Bank's debtors, which can ultimately result in default. Credit quality is measured primarily based on probability of default and loss given default. Credit risk is measured at portfolio level, taking into account correlations between the values of the loans and receivables making up the portfolio concerned.

Credit risk arises in relation to lending activities as well as market, investing and/or payment transactions that potentially expose the Bank to the risk of default by the counterparty.

Counterparty risk is the risk that the other party in a credit transaction will default. The amount of this risk may vary over time in line with market parameters that impact the value of the transaction.

GROUP'S GROSS EXPOSURE TO CREDIT RISK

The following table shows all of the BNP Paribas Group's financial assets, including government bonds and Treasury bills, exposed to credit risk. Credit risk exposure, determined without taking account of unrecognised netting or collateral, equates to the carrying amount of financial assets in the balance sheet net of impairment.

In millions of euros	31 December 2007	31 December 2006
Financial assets at fair value through profit or loss (excluding variable-income securities) *(Note 5.a)*	787,022	607,541
Derivatives used for hedging purposes	2,154	2,803
Available-for-sale financial assets (excluding variable-income securities) *(Note 5.c)*	90,725	78,033
Loans and receivables due from credit institutions	71,116	75,170
Loans and receivables due from customers	445,103	393,133
Held-to-maturity financial assets	14,808	15,149
Balance sheet commitment exposure, net of impairment provisions	**1,410,928**	**1,171,829**
Financing commitments given *(Note 6.a)*	231,227	235,736
Guarantee commitments given *(Note 6.b)*	91,099	80,945
Provisions for off balance sheet commitments *(Note 2.f)*	(202)	(238)
Off-balance sheet commitment exposure, net of provisions	**322,124**	**316,443**
Total net exposure	**1,733,052**	**1,488,272**

This exposure does not take into account the effect of master netting agreements in force during each period or collateral on over-the-counter forward financial instruments. Based on calculations prepared using the method provided for in banking regulations, the impact of these items would reduce the Group's credit risk exposure by EUR 166 billion at 31 December 2007 (approximately EUR 123 billion at 31 December 2006). In addition, this exposure does not take into account collateral and other security obtained by the Bank in connection with its lending activities, nor purchases of credit protection.

MANAGEMENT OF CREDIT RISK – LENDING ACTIVITIES

- General credit policy and credit control and provisioning procedures

The Bank's lending activities are governed by the Global Credit Policy approved by the Risk Policy Committee, chaired by the Chief Executive Officer. The purpose of the Committee is to determine the Group's risk management strategy. The policy is underpinned by core principles related to compliance with the Group's ethical standards, clear definition of responsibilities, the existence and implementation of procedures and thorough analysis of risks. It is rolled down in the form of specific policies tailored to each type of business or counterparty.

- Decision-making procedures

A system of discretionary lending limits has been established, under which all lending decisions must be approved by a formally designated member of GRM. Approvals are systematically evidenced in writing, either by means of a signed approval form or in the minutes of formal meetings of a Credit Committee. Discretionary lending limits correspond to aggregate commitments by business group and vary according to internal credit ratings and the specific nature of the business concerned. Certain types of lending commitments, such as loans to banks, sovereign loans and loans to customers operating in certain industries, are required to be passed up to a higher level for approval. In addition, an industry expert or designated specialist may also be required to sign off on the loan application. In Retail Banking, simplified procedures are applied, based on statistical decision-making aids.

Loan applications must comply with the Bank's Global Credit Policy and with any specific policies, and must in all cases comply with the applicable laws and regulations. In particular, before making any commitments BNP Paribas carries out an in-depth review of any known development plans of the borrower, and ensures that it has thorough knowledge of all the structural aspects of the borrower's operations and that adequate monitoring will be possible.

The Group Credit Committee, chaired by one of the Chief Operating Officers or the head of GRM, has ultimate decision-making authority for all credit and counterparty risks.

- Monitoring procedures

A comprehensive risk monitoring and reporting system has been established, covering all Group entities. The system is organised around Control and Reporting units which are responsible for ensuring that lending commitments comply with the loan approval decision, that credit risk reporting data are reliable and that risks accepted by the Bank are effectively monitored. Daily exception reports are produced and various forecasting tools are used to provide early warnings of potential escalations of credit risks. Monitoring is carried out at different levels, generally reflecting the organisation of discretionary lending limits. Depending on the level, the monitoring teams report to GRM or to the Group Debtor Committee. This Committee meets at monthly intervals to examine all sensitive or problem loans in excess of a certain amount. Its responsibilities include deciding on any adjustments to impairment provisions, based on the recommendations of the business line and GRM. A tailored system is applied in the Retail Banking business.

- Impairment procedures

GRM reviews all corporate, bank and sovereign loans in default at monthly intervals to determine the amount of any impairment loss to be recognised, either by reducing the carrying amount or by recording a provision for impairment, depending on the applicable accounting standards. The amount of the impairment loss is based on the present value of probable net recoveries, including from the realisation of collateral.

In addition, a portfolio-based impairment provision is established for each core business. A committee comprising the Core Business Director, the Group Chief Financial Officer and the head of GRM meets quarterly to determine the amount of the impairment. This is based on simulations of losses to maturity on portfolios of loans whose credit quality is considered as impaired, but where the customers in question have not been identified as in default (i.e. loans not covered by specific impairment provisions). The simulations carried out by GRM use the parameters of the internal rating system described below.

- Internal rating system

The Bank has a comprehensive internal rating system that has been upgraded in order to comply with the requirements of banking supervisors for determining risk-weighted assets used to compute capital adequacy ratios. A periodic assessment and control process is being deployed to ensure that the system is appropriate and is being correctly implemented. The system was formally validated by the French banking supervisor (*Commission Bancaire*) in December 2007. For corporate loans, the system is based on a default probability rating and an overall recovery rate which depends on the structure of the transaction. There are twelve counterparty ratings. Ten cover clients that are not in default with credit assessments ranging from "excellent" to "very concerning", and two relate to clients classified as in default, as per the definition by the banking supervisor. Ratings are determined at least once a year, in connection with the loan approval process, drawing on the combined expertise of business line staff and GRM credit risk managers, who have the final say. High quality tools have been developed to support the rating process, including analysis aids and credit scoring systems. The decision to use these tools and the choice of technique depends on the nature of the risk. Various quantitative and other methods are used to check rating consistency and the rating system's robustness. Loans to private customers and very small businesses are rated using statistical analyses of groups of risks with the same characteristics. GRM has overall responsibility for the quality of the entire system. This responsibility is fulfilled by either defining the system directly, validating it or verifying its performance.

- Portfolio policy

In addition to carefully selecting and evaluating individual risks, BNP Paribas follows a portfolio-based policy designed to diversify risks among borrowers, industries and countries. The results of this policy are regularly reviewed by the Risk Policy Committee, which may modify or fine-tune it as required, based on GRM's analyses and recommendations. As part of this policy, BNP Paribas uses credit risk transfer instruments (such as securitisation programmes or credit derivatives) to hedge individual risks, reduce portfolio concentration or cap potential losses from crisis scenarios. The Bank also purchases credit risks as part of its portfolio diversification and capital utilisation strategy, based on strict risk/yield ratio guidelines.

- Risk mitigation techniques

- Collateral and other security

The BNP Paribas Global Credit Policy stipulates how transactions should be structured in order to mitigate risk. Collateral and other security are taken into account at fair value, and only accepted as the main source of repayment in exceptional cases; cash generated by operations is regarded as the primary source of the borrower's ability to repay. Guarantors are subject to the same rigorous upfront assessment process as primary debtors.

Banking regulations set clear guidelines for assessing the risk-mitigating effect of collateral and other security under the Basel II advanced IRB approach. The Bank's diversified business base means that loans are secured by many different types of collateral and security, particularly asset financing, which may be secured by aircraft, ships or real estate for example. Risk assessments also take into account direct guarantees issued by the counterparty's parent company or other guarantors such as financial institutions. Other guarantees assessed by the Bank include credit derivatives and export credit insurance written by government agencies and private insurers. Acceptance of these types of guarantees is governed by strict criteria. A guarantee is considered as mitigating a risk only when the guarantor is rated higher than the counterparty.

BNP Paribas' system for assessing the risk-mitigating effects of collateral and other security has been validated by the French banking supervisor (*Commission Bancaire*) as part of the implementation of the new Basel II capital adequacy ratio.

- Purchases of credit protection

In order to reduce the credit risk on certain portfolios, the Group carries out synthetic securitisations that transfer part of the risk to the market using credit derivatives (purchases of options or credit default swaps) contracted either via special purpose entities or directly with other banks.

The loans hedged by the credit derivatives remain on the consolidated balance sheet. BNP Paribas is exposed to counterparty risk in relation to the sellers of the credit protection. This risk is subject to the same decision-making and management process as that applied to derivatives used for other purposes. For portfolio transactions, BNP Paribas retains part of the risk in the form of tranches which are generally junior or mezzanine.

DIVERSIFICATION OF CREDIT RISKS OF FINANCING ACTVITIES

The gross value of the Bank's portfolio of commercial loans and commitments amounts to EUR 788 billion at 31 December 2007 (EUR 715 billion at 31 December 2006). The diversification analysis below covers loans granted to customers and demand accounts with credit institutions and central banks as well as financing commitments (excluding share repurchase agreements) and financial guarantees given. No single counterparty gives rise to an excessive concentration of credit risk, due to the size of the business and the high level industrial and geographic diversification of the client base. The breakdown of credit risks by industry and by region is presented in the charts below.

- Diversification by counterparty

Diversification of commitments by counterparty is closely and regularly monitored. The Bank's concentration of credit risks is well below the thresholds set in the European Directive on major banking risks, with the top 10 client groups representing less than 4% of total commitments as of 31 December 2007 (3% as of 31 December 2006).

- Industry diversification

- Breakdown of the portfolio of commercial loans and commitments at 31 December 2007 by industry


4%
Energy excluding Electricity
2%
Retail
2%
Construction
1%
Chemicals excluding Pharmaceuticals
1%
Household goods
1%
Automotive
1%
Insurance
8%
Agriculture, Food, Tobacco
2%
Utilities (Electricity, Gas, Water, etc)
3%
Transportation & Logistics
1%
Communication Services
6%
B to B services
1%
Healthcare & Pharmaceuticals
3%
Equipment excluding IT & Electronics
16%
Sovereign, local government and Finance
1%
Hotel, Tourism, Leisure
4%
Real Estate
1%
Information Technologies & Electronics
1%
Media & Cultural Services
2%
Metal & Mining
6%
Wholesale & Trading
33%
Private Individuals

- Breakdown of the portfolio of commercial loans and commitments at 31 December 2006 by industry


1%
Automotive
3%
Insurance
3%
Agriculture, Food, Tobacco
3%
Utilities
(Electricity, Gas, Water, etc)
1%
Healthcare & Pharmaceuticals
1%
Media & Cultural Services
1%
Hotels, Tourism, Leisure
3%
Transportation & Logistics
1%
Communications Services
2%
Information Technologies & Electronics
1%
Community and Personal Services
4%
B to B Services
3%
Construction
2%
Chemicals excluding Pharmaceuticals
7%
Wholesale & Trading
2%
Retail
4%
Energy excluding Electricity
1%
Household goods
10%
Sovereign, local government and Finance
3%
Real Estate
3%
Equipment excluding IT & Electronics
3%
Metals & Mining
20%
Private individuals

- Geographic diversification

- Geographical breakdown of the portfolio of commercial loans and commitments at 31 December 2007


35%
France
14%
Italy
6%
BancWest
1%
Japan
16%
European
Economic Area
(excluding France and Italy)
4%
Africa & Middle East
12%
North America
(excluding BancWest)
6%
Other European countries
4%
Asia-Pacific (excluding Japan)
3%
Latin America

- Geographical breakdown of the portfolio of commercial loans and commitments at 31 December 2006


14%
European Economic
Area (excluding France and Italy)
13%
North America
(excluding BancWest)
6%
BancWest
15%
Italy
3%
Latin America
3%
Africa & Middle East
4%
Asia-Pacific
(excluding Japan)
1%
Japan
36%
France
5%
Other European
countries

QUALITY OF THE PORTFOLIO EXPOSED TO CREDIT RISK

The internal rating system developed by the Bank covers the entire Corporate and Investment Banking (CIB) portfolio and French Retail Banking (FRB) portfolio, as well as a substantial proportion of the other divisions' portfolios, and is gradually being rolled out to all Group units.

The chart below shows the breakdown of CIB and FRB sound corporate loans and commitments (corporates, government agencies, banks and institutions) based on the ratings used to calculate risk-weighted assets under the advanced IRB approach. This represents almost one-half (EUR 377 billion) of the gross amount of the Group's portfolio of commercial loans and commitments as well as loans outstanding with financial institutions (EUR 65 billion) granted by the Group as part of its ALM-Treasury activities, i.e., a total amount of EUR 442 billion. The majority of commitments are towards borrowers rated as good even excellent quality, reflecting the heavy weighting of large multinational groups and financial institutions in the Bank's client base. A significant proportion of commitments to non-investment grade borrowers are highly structured or secured by high quality guarantees implying a higher recovery in the event of default. They include export financing covered by export credit insurance written by international agencies, project finance, structured finance and transaction financing.

- Breakdown by credit rating


Excellent, good and average risks
Under credit watch
30%
25%
20%
15%
10%
5%
0%
Déc. 2006
Déc. 2007
1
2
3
4
5
6
7
8
9
10

LOANS WITH PAST-DUE INSTALMENTS AND RELATED COLLATERAL OR OTHER SECURITY

The following table presents the carrying amounts of financial assets that are past due but not impaired (by age of past due instalments), of impaired assets, as well as of related collateral held as security and other credit enhancements. The amounts shown are stated before any portfolio impairment.

In millions of euros	31 December 2007							
	Maturities of unimpaired past-due loans					Impaired assets and commitments covered by provisions	Total loans and commitments	Collateral received in respect of these loans and commitments
	Total	Up to 90 days	Between 90 days and 180 days	Between 180 days and 1 year	More than 1 year			
Financial assets at fair value through profit or loss (excl. variable-income securities)	6	-	-	-	6	-	6	-
Available-for-sale financial assets (excl. variable-income securities)	2	-	-	-	2	119	121	-
Loans and receivables due from credit institutions	151	66	24	13	48	37	188	35
Loans and receivables due from customers	7,003	6,574	370	30	29	5,753	12,756	6,690
Past-due assets, net of individual impairment provisions	**7,162**	**6,640**	**394**	**43**	**85**	**5,909**	**13,071**	**6,725**
Financing commitments given						149	149	111
Guarantee commitments given						517	517	12
Off-balance sheet non-performing commitments, net of provisions						**666**	**666**	**123**
Total	**7,162**	**6,640**	**394**	**43**	**85**	**6,575**	**13,737**	**6,848**

In millions of euros	31 December 2006							
	Maturities of unimpaired past-due loans					Impaired assets and commitments covered by provisions	Total loans and commitments	Collateral received in respect of these loans and commitments
	Total	Up to 90 days	Between 90 days and 180 days	Between 180 days and 1 year	More than 1 year			
Financial assets at fair value through profit or loss (excl. variable-income securities)	6	-	-	-	6	-	6	-
Available-for-sale financial assets (excl. variable-income securities)	1	-	-	-	1	44	45	-
Loans and receivables due from credit institutions	77	58	-	7	12	81	158	44
Loans and receivables due from customers	6,570	6,065	362	40	103	6,151	12,721	6,676
Past-due assets, net of individual impairment provisions	**6,654**	**6,123**	**362**	**47**	**122**	**6,276**	**12,930**	**6,720**
Financing commitments given						231	231	80
Guarantee commitments given						445	445	32
Off-balance sheet non-performing commitments, net of provisions						**676**	**676**	**112**
Total	**6,654**	**6,123**	**362**	**47**	**122**	**6,952**	**13,606**	**6,832**

The amounts shown for collateral and other security correspond to the lower of the value of the collateral or other security and the value of the secured assets.

MANAGEMENT OF COUNTERPARTY RISK ON MARKET ACTIVITIES

BNP Paribas is exposed to counterparty risk on its capital markets transactions. This risk is managed through the widespread use of standard close-out netting and collateral agreements and through a dynamic hedging policy. Changes in the value of the Bank's exposure are taken into account in the measurement of over-the-counter financial instruments through a credit adjustment process.

- Netting agreements

Netting is a technique used by the Bank to mitigate counterparty risks on derivatives transactions. The Bank primarily uses close-out netting, which enables it to close out all positions at current market value in the event of default by the counterparty. All amounts due to and from the counterparty are then netted, to arrive at the net amount payable or receivable. The net amount may be secured by collateral in the form of cash, securities or deposits.

The Bank also uses bilateral payment flow netting to mitigate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing payment streams in a given currency by a cumulative balance due to or from each party, representing a single net sum in each currency to be settled on a given day between the Bank and the counterparty.

The transactions are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the *Fédération Bancaire Française* (FBF), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions with other participants within the organisation.

- Credit adjustments to over-the-counter financial instruments

The fair values of financial instruments traded over-the-counter by the Fixed Income, Equities & Derivatives and Commodity Derivatives units include credit adjustments. A credit adjustment is an adjustment to a portfolio of transactions with a counterparty, to reflect the fair value of the credit risk corresponding to potential default by the counterparty. It is calculated based on the probability of default and the loss given default for the existing exposure.

- Dynamic counterparty risk management

The credit adjustment varies according to changes in the existing exposure and in the prices quoted for the counterparty's credit risk, which may be reflected in particular in the credit default swap (CDS) spread variations used to calculate the probability of default.

To reduce the risk resulting from a deterioration in the inherent credit quality of a portfolio of financial instruments, BNP Paribas has developed a dynamic hedging strategy based on the purchase of market instruments such as credit derivatives.

4.b MARKET RISKS RELATED TO FINANCIAL INSTRUMENTS

Market risk is the risk of gains or losses due to changes in market parameters such as interest rates, exchange rates, and equity or commodity prices. The main market risks faced by the Group are defined below:

- Interest rate risk covers potential fluctuations in the value of fixed-rate financial instruments or financial instruments indexed to a market benchmark due to changes in market interest rates, and in future cash flows on floating-rate financial instruments.
- Currency risk is the risk that the value of an instrument or of future cash flows from that instrument will fluctuate due to changes in foreign exchange rates.
- Price risk arises from changes in market prices, whether caused by factors specific to an individual instrument or issuer or by factors affecting all instruments traded on the market. This may relate, for example, to changes in the price or volatility of shares, stock market indices or commodities. Variable-income securities, equity derivatives and commodity derivatives are exposed to this risk.
- Credit spread risk on the trading book: BNP Paribas trades actively in credit derivatives to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with complex risk profiles tailored to targeted strategies. As part of this trading activity, BNP Paribas buys and sells protection; the net position is subject to strict limits. Market risks generated by these products are tracked by the Capital Market Risk unit, in the same way as for other derivatives risks. The underlying counterparty risk is also covered by normal risk management processes.
- Options give rise to an intrinsic volatility and correlation risk, whose parameters can be determined from observable prices of options traded in an active market.

Market risks arise mainly from the trading activities carried out by the Fixed Income and Equities teams within Corporate and Investment Banking.

RISK ACCEPTANCE PROCESS

The trading book market risk acceptance structure is based on:

- General exposure limits. These take the form of GEaR (Gross Earnings at Risk) limits or "nominal" limits (limits on trading volumes and activities in financial instruments exposed to country risk, issuer risk limits, and sensitivity limits to contain certain specific risks not fully captured by GEaR or stress tests).
- Rolled-down exposure limits. These are derived from the powers of the Chief Executive Officer and the Capital Market Risk Committee. For secondary market trading, they are expressed in terms of GEaR or OYE (One Year Equivalent); for underwriting activities, they refer to a signature quality scale.
- Decision-making rules. Risk acceptance involves a two-pronged decision-making process, combining a validation process for new activities or new risks with an approval process for transactions arising from routine business. Large or complex transactions must be approved by the Executive Position Committee (EPC), an offshoot of the Capital Market Risk Committee. Responsibility for analysing credit risk on trading activities lies with the Group Credit Committee.

Risk monitoring is based on:

- Daily calculation of the value of the Group's trading positions and related exposures.
- Daily monitoring of compliance with the limits set for each activity, with accidental or authorised temporary trading limit overruns logged in a central database.

- Periodic reviews of market risk measurement and management models, with the measurement process subject to regular audits by individuals from outside the business line who review and assess the economic validity of the models, check the prices and parameters used, and check observability criteria.
- A weekly report aggregating all significant positions by activity.
- The Capital Market Risk Committee, which meets monthly to approve the main market risks incurred by the Group.

MEASUREMENT OF MARKET RISK ON TRADING ACTIVITIES

Market risk on trading activities is measured and assessed by performing detailed sensitivity analyses of each type of position, and global analyses, such as GEaR and stress tests that measure aggregate exposures.

- Analysis of sensitivity to market parameters

In the first instance, market risk is analysed by systematically measuring portfolio sensitivity to the various market parameters. The information obtained is used to set tolerance ranges for maturities and for option strike prices. These sensitivity indicators, compiled at various aggregate position levels, are compared with the market limits, and are reported to Executive Management and to the heads of the trading units by the Capital Market Risk unit.

- Value at Risk

BNP Paribas uses an internal Value at Risk (VaR) model, approved by the banking supervisor, to estimate the potential loss arising from an unfavourable change in market conditions, the key element in market risk measurement.

Potential losses are measured using "Value at Risk" (VaR). VaR takes into account a large number of variables that could affect portfolio values, including interest rates, credit spreads, exchange rates, securities prices, commodity prices, and the volatility of and correlation between these variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and normal market liquidity. VaR calculation methods are continually fine-tuned to better reflect the specific features of each business, especially as regards exotic products. The accuracy of the model is constantly tested by comparing any daily losses with 1-day VaR.

The banking supervisor has approved this internal model and the underlying methodologies, which include:

- Capturing the correlation between interest rate, currency, commodity and equity risks, to factor in the knock-on effects of risk diversification.
- Capturing the specific interest rate risk arising from potential fluctuations in credit spreads, to accurately and dynamically measure the risk associated with trading in credit derivatives.

The Values at Risk set out below were determined using the internal model, which uses parameters that comply with the method recommended by the Basel Committee for determining estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main parameters are:

- Change in the value of the portfolio over a holding period of 10 trading days.
- Confidence level of 99% (i.e. over a 10-day holding period, any losses should be less than the corresponding VaR in 99% of cases);
- Historical data covering one year (260 days) of trading.

In 2007, total average Value at Risk was EUR 156 million (with a minimum of EUR 41 million and a maximum of EUR 378 million), after taking into account the EUR 152 million effect of netting the different types of risk. These amounts break down as follows:

Type of risk	Year to 31 Dec. 2007			31 December 2007	Year to 31 Dec. 2006	31 December 2006
	Average	Minimum	Maximum		Average	
Interest rate risk	61	26	110	82	42	45
Credit risk	79	42	160	147	55	70
Currency risk	17	3	41	41	7	8
Equity price risk	134	38	323	152	55	66
Commodity price risk	17	10	28	12	16	17
Effect of netting	*(152)*			*(189)*	*(104)*	*(142)*
TOTAL	**156**	**41**	**378**	**245**	**71**	**64**

4.c MARKET RISKS RELATED TO BANKING INTERMEDIATION ACTIVITIES AND INVESTMENTS

Interest rate and currency risks related to banking intermediation activities and investments mainly concern retail banking activities in France and abroad, the specialised financing and savings management subsidiaries, and investments made by the Group. They are managed centrally by the Asset/Liability Management unit, which forms part of the Asset/Liability Management & Treasury (ALM-Treasury) Department.

ALM-Treasury is part of the Corporate and Investment Banking Division and reports directly to one of the Chief Operating Officers. Strategic decisions are made by ALM committees tasked with overseeing ALM-Treasury's activities. These committees have been set up within each division (AMS, FRB, CIB, BNL, IRBFS) and at the level of the business lines and/or the main subsidiaries.

INTEREST RATE RISK

- Interest rate risk management structure

Interest rate risk on the commercial transactions of the French and International Retail Banking divisions, the specialised financing subsidiaries, and the savings management business lines in the AMS and Corporate Banking divisions are managed centrally by ALM-Treasury through the client intermediation book, with the exception of transactions initiated in the United States by BancWest Corp. subsidiaries. Interest rate risk on the Bank's equity and investments is also managed centrally by ALM-Treasury, in the equity intermediation and investments book.

Transactions initiated by the Bank in France are transferred to ALM-managed positions via internal contracts booked in the management accounts. Interest rate and liquidity positions on commercial transactions initiated by Group subsidiaries (other than BancWest) are transferred in the form of loans and borrowings based on the entity's net position.

Positions are measured and transfers to ALM-Treasury are controlled at monthly or quarterly committee meetings for each business line. These meetings are attended by the management of the business line, ALM-Treasury, and the business line ALM managers (who have a dotted-line reporting relationship with ALM-Treasury).

Interest rate risk on the commercial activities of the subsidiaries of BancWest Corp. is independently managed by the Bank of the West and First Hawaiian Bank ALM units, which report to each subsidiary's executive management via monthly committee meetings.

- Measurement of interest rate risk

Banking book interest rate gaps are measured, with embedded behavioural options translated into delta equivalents. Maturities of outstanding assets are determined based on the contractual characteristics of the transactions and historical customer behaviour. For retail banking products, behavioural models are based on historical data and econometric studies. The models deal with early repayments, regulated savings accounts and current accounts in credit and debit. Theoretical maturities of equity capital are determined according to internal assumptions.

In the case of retail banking activities, structural interest rate risk is also measured on a going-concern basis, incorporating dynamic changes in balance sheet items. Due to the existence of partial or even zero correlations between customer interest rates and market rates, and the volume sensitivity caused by behavioural options, rotation of balance sheet items generates a structural sensitivity of revenues to interest rate changes.

Lastly, for products with underlying behavioural options, a specific option risk indicator is analysed in order to fine-tune hedging strategies.

These indicators are systematically presented to specialist committees, and serve as the basis for hedging decisions taking into account the nature of the risk involved. In 2007, teams with no reporting relationship with product control units were set up to oversee the production of these indicators. In addition, Group Risk Management continued to control risks arising from the use of behavioural models by the ALM unit. The results of these controls are presented once a year to the Board of Directors and periodically to the ALM committees.

- Risk limits

The euro customer banking intermediation book is subject to a primary limit, based on the sensitivity of revenues to gradual changes in nominal and real interest rates and in the inflation rate over a five-year timeframe. The changes are defined by reference to historical volatility data and correlations between the various parameters. The limit is based on annual revenues, in order to control uncertainty about future fluctuations in revenues caused by changes in interest rates. This limit is supplemented beyond the five-year timeframe by an interest rate gap limit, expressed as a percentage of customer deposits. This percentage is a declining function of the management period. This limit is used to manage long-term interest rate risk.

The exposure to interest rate risk of BancWest Corp. subsidiaries is controlled by means of limits on the sensitivity of annual revenues to an immediate change in nominal rates. Sensitivity is monitored at quarterly meetings of the BancWest ALM committee.

Global interest rate risk on the other intermediation books is controlled by interest rate gap limits, which are monitored monthly and adjusted annually by the ALM Commercial Banking Committee.

The specialised financing subsidiaries are exposed to very low levels of interest rate risk, considering the centralisation of risks at ALM-Treasury level. The residual risk is controlled by technical interest rate gap limits that are monitored by the ALM committee of the relevant business line.

- Sensitivity of the value of banking intermediation books

Since the books of financial instruments resulting from the Group's banking intermediation activities are not intended to be sold, they are not managed on the basis of their value. To comply with the financial reporting rules prescribed by IFRS, BNP Paribas determines the value of the financial instruments that make up these books (see note 8.f) and the sensitivity of that value to interest rate fluctuations.

The table below shows the sensitivity of the value of consolidated banking intermediation books, by currency and by maturity band, to an instantaneous movement of one basis point across the entire yield curve. This analysis takes into account all future cash flows generated by transactions outstanding at the reporting date, irrespective of maturity. The sensitivity data shown take account of the replication portfolios used to model theoretical maturities, especially on the Bank's equity.

The sensitivity of the value of banking intermediation books to an instantaneous change of one basis point in interest rates was an increase in value in the event of a fall and a decrease in value in the event of a rise of approximately EUR 2,146,000 at 31 December 2007, compared with approximately EUR 315,000 at 31 December 2006.

Interest rate sensitivity of the value of the Group's customer banking and equity intermediation books:

In thousands of euros	31 December 2007					
	less than 3 months	3 to 12 months	1 to 3 years	3 to 5 years	more than 5 years	TOTAL
EUR	550	(1,274)	(646)	(2,022)	3,244	(148)
USD	74	(309)	(856)	(209)	(1,197)	(2,497)
GBP	85	(25)	(59)	(20)	(7)	(26)
Other currencies	4	(11)	(22)	(12)	566	525
TOTAL	**713**	**(1,619)**	**(1,583)**	**(2,263)**	**2,606**	**(2,146)**

In thousands of euros	31 December 2006					
	less than 3 months	3 to 12 months	1 to 3 years	3 to 5 years	more than 5 years	TOTAL
EUR	(33)	(362)	(1,146)	(1,681)	4,468	1,246
USD	(99)	71	(390)	(185)	(768)	(1,371)
GBP	(8)	(57)	(61)	(49)	(5)	(180)
Other currencies	(20)	(53)	(12)	17	58	(10)
TOTAL	**(160)**	**(401)**	**(1,609)**	**(1,898)**	**3,753**	**(315)**

CURRENCY RISK

- Currency risk and hedging of earnings generated in foreign currencies

The Group's exposure to currency risks relates in particular to the earnings of foreign subsidiaries and branches. The ALM unit is responsible for hedging the variability of Group earnings due to currency movements, including positions arising from foreign-currency earnings generated by activities located in France. Local treasury managers at foreign sites manage currency risk arising in relation to their functional currency. Positions relating to portfolio impairment are managed centrally by the ALM function.

- Currency risk and hedging of net investments in foreign operations

The Group's currency position on investments in foreign operations arises mainly on branch capital allocations and equity interests denominated in foreign currencies, financed by purchasing the currency in question.

Group policy is usually to borrow the investment currency in order to protect the investment against currency risk. Such borrowings are documented as hedges of net investments in foreign operations. However, for most of soft currencies, the investment is financed by purchasing the currency in question.

HEDGING OF INTEREST RATE AND CURRENCY RISKS

Hedging relationships initiated by the Group mainly consist of interest rate or currency hedges in the form of swaps, options, forwards or futures.

Depending on the hedging objective, derivative financial instruments used for hedging purposes are designated as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Each hedging relationship is formally documented at inception. The documentation describes the hedging strategy; identifies the hedged item and the hedging instrument, and the nature of the hedged risk; and describes the methodology used to test the expected (prospective) and actual (retrospective) effectiveness of the hedge.

- Hedging of financial instruments recognised in the balance sheet (fair value hedges)

Fair value hedges of interest rate risks relate either to identified fixed-rate assets or liabilities, or to portfolios of fixed-rate assets or liabilities. Derivatives are contracted to reduce the exposure of the fair value of these instruments to changes in interest rates.

Identified assets consist mainly of available-for-sale securities; identified liabilities consist mainly of debt issued by the Group.

Hedges of portfolios of financial assets and liabilities, constructed by currency, relate to:

- Fixed-rate loans (property loans, equipment loans, consumer credit and export loans).
- Fixed-rate customer deposits (demand deposits, funds deposited under home savings contracts).

To identify the hedged amount, the residual balance of the hedged item is split into maturity bands, and a separate amount is designated for each band. The maturity split is determined on the basis of the contractual terms of the transactions and historical observations of customer behaviour (prepayment assumptions and estimated default rates).

Demand deposits, which do not bear interest at contractual rates, are qualified as fixed rate medium-term financial liabilities. Consequently, the value of these liabilities is sensitive to changes in interest rates. Estimates of future cash outflows are based on historical analyses. No allowance is made prospectively for the effects of potential increases in customer wealth or for the effects of inflation.

For each hedging relationship, expected hedge effectiveness is measured by ensuring that for each maturity band, the fair value of the hedged items is greater than the fair value of the designated hedging instruments.

Actual effectiveness is assessed on an ex-post basis by ensuring that the monthly change in the fair value of hedged items since the start of the month does not indicate any over-hedging.

- Cash flow hedges

In terms of interest rate risk, the Group uses derivative instruments to hedge fluctuations in income and expenses arising on floating-rate assets and liabilities. Highly probable forecast transactions are also hedged. Hedged items are split into maturity bands by currency and benchmark interest rate. After factoring in prepayment assumptions and estimated default rates, the Group uses derivatives to hedge some or all of the risk exposure generated by these floating-rate instruments.

In terms of currency risk, the Group hedges against variability in components of consolidated earnings. In particular, the Group may hedge future revenue flows (especially interest and fee/commission income) derived from operations carried out by its main subsidiaries and/or branches in a currency other than their functional currencies. As in the case of interest rate hedges, the effectiveness of these hedging relationships is documented and assessed on the basis of forecast maturity bands.

The table below shows the amount of hedged future cash flows, split by forecast date of realisation:



In millions of euros	31 December 2007				31 December 2006			
Period to realisation	Less than 1 year	1 to 5 years	More than 5 years	Total	Less than 1 year	1 to 5 years	More than 5 years	Total
Hedged cash flows	1,042	2,080	3,445	6,567	657	1,988	2,720	5,365

In the year ended 31 December 2007, no hedges of forecast transactions were requalified as ineligible for hedge accounting on the grounds that the related future event would be no longer highly probable.

4.d LIQUIDITY AND REFINANCING RISK

Liquidity and refinancing risk is the risk of the Bank being unable to fulfil current or future foreseen or unforeseen cash or collateral requirements without affecting routine transactions or its financial position.

Liquidity and refinancing risk is managed through a global liquidity policy approved by Group Executive Management. This policy is based on management principles designed to apply both in normal conditions and in a liquidity crisis. The Group's liquidity position is assessed on the basis of internal standards, warning flags and regulatory ratios.

LIQUIDITY RISK MANAGEMENT POLICY

- Objectives

The objectives of the Group's liquidity management policy are to (i) secure a balanced financing mix to support BNP Paribas' development strategy; (ii) ensure that the Group is always in a position to discharge its obligations to its customers; (iii) ensure that it does not trigger a systemic crisis solely by its own actions; (iv) comply with the standards set by the local banking supervisor; (v) keep the cost of refinancing as low as possible; and (vi) cope with any liquidity crises.

- Roles and responsibilities in liquidity risk management

The ALM-CIB Committee, acting on recommendations from ALM-Treasury, reviews and approves the general principles of the liquidity policy. The Committee is informed on a regular basis of liquidity indicators and the results of stress tests, as well as of the execution of financing programmes. It is also informed of any crisis situation, and is responsible for deciding on the allocation of crisis management roles and approving emergency plans.

ALM-Treasury draws up and recommends the general principles of the liquidity policy. Once these have been approved by the ALM-CIB Committee, ALM-Treasury is responsible for implementing the policy at both central and individual entity level. It is also owner of the systems used to manage liquidity risk.

The business line ALM committees and local ALM committees implement at local level the strategy approved by the ALM-CIB Committee.

GRM contributes to defining liquidity policy principles and exercises oversight of the related models, risk indicators, limits and market parameters, as well as performing liquidity stress tests.

- Centralised liquidity risk management

Liquidity risk is managed centrally by ALM-Treasury across all maturities.

The Treasury unit is responsible for refinancing and for short-term issues (certificates of deposit, commercial paper, etc), while the ALM unit is responsible for senior and subordinated debt issues (MTNs, bonds, medium/long-term deposits, covered bonds, etc), preferred share issues, and loan securitisation programmes for the retail banking business and the financing business lines within Corporate and Investment Banking. ALM-Treasury is also tasked with providing financing to the Group's core businesses and business lines, and investing their surplus cash.

LIQUIDITY RISK MANAGEMENT AND SUPERVISION

Day-to-day liquidity management is based on a full range of internal standards and warning flags at various maturities:

1. An overnight target is set for each Treasury unit, limiting the amount raised on interbank overnight markets. This applies to the major currencies in which the Group does business.

2. The refinancing capacity needed to cope with an unexpected surge in liquidity needs is regularly measured at Group level. It mainly comprises available securities and loans eligible for central bank refinancing, available ineligible securities that can be sold under repurchase agreements or immediately on the market, and overnight loans not liable to be renewed.

3. BNP Paribas uses indicators to monitor the diversification of its sources of short-term funds on a worldwide basis to ensure that it is not over-dependent on a limited number of providers of capital.

4. Three internal ratios are used to manage medium/long-term liquidity at Group level:

- The one-year internal liquidity ratio for financing with contractual maturities, corresponding to the maturity gap beyond one year between sources of funds with the same characteristics and maturities and uses of funds with the same characteristics and maturities.
- The one-year internal liquidity ratio for total financing, corresponding to the maturity gap beyond one year between sources of funds with the same maturities and uses of funds with the same maturities, and carried on and off-balance sheet in the form of contractual commitments with no fixed maturity. The ratio was capped at 25% until 2006 and at 20% in 2007.
- The own funds and permanent capital ratio, corresponding to the ratio between (i) Tier One capital less non-current assets plus net customer demand deposits and (ii) the maturity gap beyond one year for financing with contractual maturities. The minimum ratio is 60%.

These three internal ratios are based on maturity schedules of balance sheet and off-balance sheet items for all Group entities, whether contractual (including undrawn confirmed credit facilities contracted with banks - 100% weighted, and with customers - 20% or 30% weighted), theoretical (i.e. based on customer behaviour: prepayments in the case of loans, behaviour modelling in the case of regulated savings accounts) or statistical (demand deposits, regulated savings deposits, trust deposits, non-performing loans and general accounts).

The Group's consolidated liquidity position by maturity (1 month, 3 months, 6 months, then annually to 10 years, then 15 years) is measured regularly by business line and currency.

In addition, regular stress tests are performed, based on market factors and factors specific to BNP Paribas that would adversely affect its liquidity position.

Regulatory ratios represent the final plank in the liquidity risk management system.

These include the 1-month liquidity ratio and observation ratios, which are calculated monthly for the parent company BNP Paribas SA (French operations and branches) and separately by each subsidiary concerned by the regulations.

Foreign subsidiaries and branches may be required to comply with local regulatory ratios.

RISK MITIGATION TECHNIQUES

As part of the day-to-day management of liquidity, in the event of a temporary liquidity crisis, the Group's most liquid assets constitute a financing reserve enabling the Bank to adjust its treasury position by selling them on the repo market or discounting them with the central bank. If there is a prolonged liquidity crisis, the Bank may have to gradually reduce its total balance sheet position by selling assets outright.

Less liquid assets may be swiftly converted into cash as part of the day-to-day management of liquidity, by securitising pools of home loans and consumer loans granted to retail banking customers, as well as pools of corporate loans.

Liquidity risk is also reduced by the diversification of financing sources in terms of structure, investors, and secured/unsecured financing. In the last quarter of 2006, BNP Paribas set up a EUR 25 billion covered bond programme. Issuance under this programme at 31 December 2007 totalled EUR 9 billion.

4.e INSURANCE RISKS

The insurance subsidiaries' risk exposures result from the sale, in France and abroad, of savings and personal risk contracts.

FINANCIAL RISKS

Financial risks arise in the Savings business, which accounts for over 95% of the insurance subsidiaries' liabilities.

There are three types of financial risk:

- Interest rate risk

Policyholder yields on life insurance policies are based on either a fixed rate specified in the policy or a variable rate, with or without a yield guarantee. All of these policies give rise to an interest rate risk, corresponding to the risk that the return on admissible assets (i.e. assets acquired by investing premiums) is less than the contractual yield payable to policyholders.

This risk is managed centrally by the BNP Paribas Assurance Asset/Liability Management unit, which coordinates its activities with the BNP Paribas ALM-Treasury Department. Regular asset-liability matching reviews are performed to measure and manage the financial risks, based on medium and/or long-term income statement and balance sheet projections prepared according to various economic scenarios. The results of these reviews are analysed in order to determine any adjustments to assets (through diversification, use of derivatives, etc.) that are required to reduce the risks arising from changes in interest rates and asset values.

To cover potential financial losses estimated over the life of the policies, a provision for future adverse deviation (*provision pour aléas financiers*) is booked when the guaranteed yield payable to policyholders is not covered by 80% of the yield on the admissible assets. No provision for future adverse deviation was booked at 31 December 2007 or 2006 as the yields guaranteed by the insurance subsidiaries are low and the guarantees are for short periods, resulting in only limited exposure.

- Surrender risk

Savings contracts include a surrender clause allowing customers to request reimbursement of all or part of their accumulated savings. The insurer is exposed to the risk of surrender rates being higher than the forecasts used for ALM modelling purposes, forcing it to sell assets at a loss in order to free up the necessary cash for surrenders in excess of forecast.

The surrender risk is limited, however, as:

- Most policies provide for the temporary suspension of surrender rights in the event that the insurer's financial position were to be severely impaired such that the surrenders would deprive other policyholders of the ability to exercise their rights.
- Policyholder behaviour is monitored on an ongoing basis, in order to regularly align the duration of assets with that of the corresponding liabilities and reduce the risk of abrupt, large-scale asset sales. Changes in assets and liabilities are projected over periods of up to 40 years, in order to identify mismatches giving rise to a liquidity risk. These analyses are then used to determine the choice of maturities for new investments and the assets to be sold.

- In addition to the guaranteed yield, policyholders are paid dividends that raise the total yield to a level in line with market benchmarks. These dividends, which are partly discretionary, reduce the risk of an increase in surrender rates in periods of rising market interest rates.
- The return on financial assets is protected mainly through the use of hedging instruments.

- Unit-linked contracts with a capital guarantee

Certain unit-linked contracts include whole life cover providing for the payment of a death benefit at least equal to the cumulative premiums invested in the contract, whatever the conditions on the financial markets at the time of the insured's death. The risk on these contracts is both statistical (probability of a claim) and financial (market value of the units).

The capital guarantee is generally subject to certain limits. In France, for example, most contracts limit the guarantee to one year and a maximum of EUR 765,000 per insured. In addition, the guarantee is not normally available beyond the insured's 80th birthday.

The carrying amount of linked liabilities is equal to the sum of the fair values of the assets held in the unit-linked portfolios. The insurer's liability is therefore covered by corresponding assets. The match between linked liabilities and the related assets is checked at monthly intervals.

The capital guarantee reserve takes into account the probability of death, based on a deterministic scenario, and stochastic analyses of changing financial market prices. The capital guarantee reserve amounted to EUR 27 million at 31 December 2007, compared with EUR 40 million at 31 December 2006.

RISKS OF SUBSCRIPTION OF INSURANCE

The risks of subscription of insurance arise mainly in the Personal Risk business, which accounts for some 5% of the insurance subsidiaries' liabilities.

They result mainly from the sale of annuity policies in France and loan protection insurance worldwide.

The actuarial oversight system set up to prevent and control actuarial risks in France and internationally is based on guidelines and tools that describe (i) the principles, rules, methods and best practices to be followed by each actuary throughout the policies' life cycle, (ii) the tasks to be performed by the actuaries and their reporting obligations and (iii) practices that are banned or that are allowed only if certain conditions are met.

Underwriting limits are set at various local and central levels, based on capital at risk, estimated maximum acceptable losses and estimated margins on the policies concerned. The experience acquired in managing geographically diversified portfolios is used to regularly update risk pricing databases comprising a wide range of criteria such as credit risk, the type of guarantee and the insured population. Each contract is priced by reference to the margin and return-on-equity targets set by the executive management of BNP Paribas Assurance.

Risk exposures from annuity and loan protection insurance business are monitored at quarterly intervals by BNP Paribas Assurance's Executive Committee, based on an analysis of loss ratios.

Loss ratios for annuity contracts are based on mortality tables applicable under insurance regulations, as adjusted by independent actuaries where appropriate. Annuity risks are low.

Loan protection insurance covers death, total or partial disability, loss of employment and financial loss risks for personal loans and home loans. The insurance book comprises a very large number of individual policies representing low risks and low premiums. Margins depend on the size of the insurance book, effective pooling of risks and tight control of administrative costs.

Actual loss ratios are compared with forecast ratios on a regular basis by the actuarial department, and premium rates are adjusted when necessary.

The risks of subscription of insurance are covered by various technical reserves, including the unearned premiums reserve generally calculated on an accruals basis policy-by-policy, the outstanding claims reserve, determined by reference to reported claims, and the IBNR (claims incurred but not reported) reserve, determined on the basis of either observed settlements or the expected number of claims and the average cost per claim.

4.f IMPACT OF THE SUBPRIME CRISIS IN SECOND-HALF 2007

BACKGROUND

During the second half of 2007, financial market players were hit by the effects of the housing market downturn in the United States. Subprime borrowers (borrowers with poor credit histories) in the US, who had been aggressively targeted by mortgage lenders, were plunged into serious financial difficulties by rising interest rates, at a time when house prices were falling, leading to a growing number of defaults.

These high interest home loans were the subject of intense securitisation activity, creating synthetic financial assets that were placed with vast numbers of investors. Anticipating a significant decline in interest and capital flows from the underlying loans, as a result of the subprime crisis, investors moved quickly to sell these synthetic assets, leading to a sharp drop in their market prices.

The subprime mortgage-backed securities were insured by credit enhancement companies in the United States, known as monoline insurers because they write only one type of business. The potential scale of the losses on subprime business as a result of the crisis was such that the monolines' financial position was severely weakened. Holders of the insured securities and the monolines' counterparties in derivatives transactions also had to assess the risk of the monolines being unable to fulfil their commitments in the case of default by subprime borrowers.

In addition to the effects related directly to the financing of the subprime mortgage market in the United States, investors started turning their backs on assets created through a securitisation process and there was also a fall in demand for credit instruments. This led to a broadbased increase in the premiums expected by investors to cover the risk from non-sovereign issuers. With spreads becoming too expensive for certain issuers, the long-term fixed income market contracted sharply, while structured products with a concentrated issuer risk fell in value.

The discount on debt products affected debt syndications that were in the process of being arranged when the crisis erupted. In particular, banks that were lead-managing leveraged buy-outs experienced a fall in value of the instruments they were planning to sell to other banks, due to the sharp deterioration in market conditions since they made their initial commitment to the borrower.

The liquidity crisis triggered by the risk-averse climate also affected the rollover of short-term issues by securitisation conduits. Certain banks that manage their own conduits had to provide replacement financing, thereby increasing their own positions in the asset classes held by the conduits.

Lastly, the money market funds significantly reduced their investments in short-term assets and focused on overnight investments. This created an imbalance on the money markets and an unusually broad spread between overnight rates and short-term rates, leading to an increase in banks' financing costs.

REVIEW OF BNP PARIBAS POSITIONS EXPOSED TO THE EFFECTS OF THE CRISIS

In this environment, BNP Paribas' management gave the risk surveillance and financial control teams the task of identifying all of the Bank's positions that may be affected by the crisis and reviewing the methods and parameters used to value these positions. The identified risks at 31 December 2007 are described below.

- Exposure to subprime risks

Within Corporate and Investment Banking, the net positions of the capital markets business lines on products exposed to subprime risk are very limited. The small position in subprime Residential Mortgage Backed Securities (RMBSs) is offset by purchased protection consisting of subprime Collateralized Debt Obligations (CDOs).

The counterparty risk on the subprime protection for a nominal amount of approximately EUR 3 billion purchased from monoline insurers amounted to EUR 1,089 million at 31 December 2007, net of purchased protection amounting to EUR 245 million against monoline default. The risk is covered by a EUR 388 million credit adjustment, reflecting the CDS market's most conservative assessment of the monoline insurers as of the approval date of the Group's consolidated financial statements. In addition, credit adjustments totalling EUR 80 million have been recorded in respect of counterparty risks on purchased protection for non-subprime assets obtained from the monolines. In all, credit adjustments on monoline counterparties totalled EUR 468 million.

Following the credit adjustment, at 31 December 2007 the Bank had no residual position with the only monoline insurer in default at that date.

BancWest's mortgage loan policy consists of lending essentially to prime and superprime borrowers, with subprime borrowers representing just 1% of the mortgage loan book. Including the risks in the investment portfolio, after provisions for impairment, BancWest's net exposure to subprime risks is limited to around EUR 300 million.

- Exposure on leveraged buyouts in progress

The Bank's gross exposure at 31 December 2007 was approximately EUR 2,500 million. Negative fair value adjustments of EUR 238 million were recorded in the second half.

- Exposure on sponsored conduits

BNP Paribas manages six securitisation conduits on behalf of clients, representing total assets of some EUR 11,000 million. These assets, which are presented in note 6.c, are relatively low risk. They include some EUR 4,200 million in US assets, including around EUR 200 million in mortgage-backed assets of which the subprime portion is not material.

These conduits have not been consolidated since they do not meet the consolidation criteria set out in Note 1.b.1 "Scope of consolidation". Although the Group provided liquidity assistance to some of these conduits during certain periods (debt securities issued by these conduits and provisionally carried in the Group's balance sheet represented EUR 4,095 million at 31 December 2007), the analysis of criteria demonstrating the absence of control by the Group has not been substantially modified.

DIRECT EFFECTS OF THE SECOND HALF 2007 CRISIS ON PROFIT FOR THE YEAR

In millions of euros	2007
EFFECTS ON CORPORATE AND INVESTMENT BANKING NET BANKING INCOME	
Asset impairments	
Loan syndications in progress	(238)
Securitisations	(88)
Credit adjustments to reflect counterparty risks on over-the-counter derivative financial instruments	
Monoline insurers	(468)
Other counterparties	(57)
Total effects on net banking income	**(851)**
EFFECTS ON COST OF RISK	
Bancwest securities portfolio	(131)
Bancwest customer loans	(87)
Corporate and Investment Banking	(206)
Total effects on cost of risk	**(424)**

5. NOTES TO THE BALANCE SHEET AT 31 DECEMBER 2007

5.a FINANCIAL ASSETS, FINANCIAL LIABILITIES AND DERIVATIVES AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets and financial liabilities at fair value through profit or loss consist of trading account transactions (including derivatives) and certain assets and liabilities designated by the Group as at fair value through profit or loss at the time of acquisition or issue.

FINANCIAL ASSETS

Trading book assets include proprietary securities transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Assets designated by the Group as at fair value through profit or loss include admissible investments related to unit-linked insurance business, and to a lesser extent assets with embedded derivatives that have not been separated from the host contract.

FINANCIAL LIABILITIES

Trading book liabilities comprise securities borrowing and short selling transactions, repurchase agreements, and derivative instruments contracted for position management purposes. Financial liabilities at fair value through profit or loss mainly comprise issues originated and structured on behalf of customers, where the risk exposure is managed in combination with the hedging strategy. These types of issue contain significant embedded derivatives, whose changes in value are cancelled out by changes in the value of the hedging instrument.

The nominal value of financial liabilities at fair value through profit or loss at 31 December 2007 was EUR 57,579 million (EUR 61,521 million at 31 December 2006). Their fair value takes into account any change attributable to issuer risk relating to the BNP Paribas Group itself insofar as this change is considered material in respect of the Group's conditions of issuance. The Group has recognised a EUR 141 million reduction in the fair value of its debt, taking into consideration the increase in the value of it's own credit spread observed during the crisis affecting the financial markets in the second half of 2007.

In millions of euros	31 December 2007			31 December 2006		
	Trading book	Assets designated at fair value through profit or loss	TOTAL	Trading book	Assets designated at fair value through profit or loss	TOTAL
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS						
Negotiable certificates of deposit	**82,476**	**554**	**83,030**	**48,633**	**174**	**48,807**
Treasury bills and other bills eligible for central bank refinancing	65,077	12	65,089	34,680	9	34,689
Other negotiable certificates of deposit	17,399	542	17,941	13,953	165	14,118
Bonds	**121,314**	**6,488**	**127,802**	**131,938**	**6,577**	**138,515**
Government bonds	56,294	491	56,785	66,962	206	67,168
Other bonds	65,020	5,997	71,017	64,976	6,371	71,347
Equities and other variable-income securities	**100,709**	**43,975**	**144,684**	**94,989**	**42,328**	**137,317**
Repurchase agreements	**334,033**	**95**	**334,128**	**254,967**	**103**	**255,070**
Loans	**2,791**	**2,351**	**5,142**	**231**	**3,451**	**3,682**
to credit institutions	*-*	*2,240*	*2,240*	*7*	*3,407*	*3,414*
to corporate customers	*2,781*	*111*	*2,892*	*214*	*44*	*258*
to private individual customers	*10*	*-*	*10*	*10*		*10*
Trading book derivatives	**236,920**	**-**	**236,920**	**161,467**	**-**	**161,467**
Currency derivatives	*23,627*	-	*23,627*	*17,799*	-	*17,799*
Interest rate derivatives	*99,308*	-	*99,308*	*78,707*	-	*78,707*
Equity derivatives	*75,243*	-	*75,243*	*51,661*	-	*51,661*
Credit derivatives	*30,342*	-	*30,342*	*9,487*	-	*9,487*
Other derivatives	*8,400*	-	*8,400*	*3,813*	-	*3,813*
TOTAL FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	**878,243**	**53,463**	**931,706**	**692,225**	**52,633**	**744,858**
of which loaned securities	*40,530*		*40,530*	*28,307*		*28,307*
excluding equities and other variable-income securities (note 4.a)			*787,022*			*607,541*
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS						
Borrowed securities and short selling	**116,073**	**-**	**116,073**	**118,987**	**-**	**118,987**
Repurchase agreements	**357,386**	**451**	**357,837**	**289,711**	**-**	**289,711**
Borrowings	**1,517**	**2,254**	**3,771**	**748**	**4,392**	**5,140**
Credit institutions	*811*	*1,475*	*2,286*	*547*	*1,436*	*1,983*
Corporate customers	*706*	*779*	*1,485*	*201*	*2,956*	*3,157*
Debt securities	**-**	**73,973**	**73,973**		**55,279**	**55,279**
Trading book derivatives	**244,471**	**-**	**244,471**	**184,211**		**184,211**
Currency derivatives	26,017	-	26,017	19,242	-	19,242
Interest rate derivatives	97,412	-	97,412	79,004	-	79,004
Equity derivatives	83,455	-	83,455	71,983	-	71,983
Credit derivatives	30,180	-	30,180	9,634	-	9,634
Other derivatives	7,407	-	7,407	4,348	-	4,348
TOTAL FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	**719,447**	**76,678**	**796,125**	**593,657**	**59,671**	**653,328**

The derivative instruments included in the trading book mostly relate to transactions initiated for position management purposes, and may be contracted in connection with market-making or arbitrage activities. BNP Paribas actively trades in derivatives so as to meet the needs of its customers. Transactions include trades in ordinary instruments such as credit default swaps, and structured transactions with tailored complex risk profiles. The net position is in all cases subject to limits.

Trading account derivative instruments also include derivatives contracted to hedge financial assets or financial liabilities but for which the Group has not documented a hedging relationship, or which do not qualify for hedge accounting under IFRS. This applies in particular to credit derivative transactions which are primarily contracted to protect the Group's loan book.

The positive or negative fair value of derivative instruments classified in the trading book represents the replacement value of these instruments. This value may fluctuate significantly in response to changes in market parameters such as interest rates or exchange rates.

The total notional amount of trading derivatives was EUR 29,510,170 million at 31 December 2007, compared with EUR 24,354,680 million at 31 December 2006. The notional amounts of derivative instruments are merely an indication of the volume of the Group's activities in financial instruments markets, and do not reflect the market risks associated with such instruments.

Derivatives traded on organised markets represented 42% of the Group's derivatives transactions at 31 December 2007 (43% at 31 December 2006).

BREAKDOWN OF FINANCIAL INSTRUMENTS BY TYPE OF FAIR PRICE MEASUREMENT

The breakdown of financial instruments by type of fair value measurement given in the following table has been prepared in accordance with categories defined in note 1.c.9 "Determination of fair value"

In millions of euros at	31 December 2007				31 December 2006			
	Market price (cat 1)	Model with observable parameters (cat 2)	Model with non-observable parameters (cat 3)	Total	Market price (cat 1)	Model with observable parameters (cat 2)	Model with non-observable parameters (cat 3)	Total
FINANCIAL ASSETS								
Financial assets held for trading purposes at fair value through profit or loss	624,082	250,518	3,643	**878,243**	516,399	173,257	2,569	**692,225**
Financial assets at fair value through profit or loss under the fair value option	46,790	6,673	-	**53,463**	46,171	6,462	-	**52,633**
FINANCIAL LIABILITIES								
Financial liabilities held for trading purposes at fair value through profit or loss	481,831	229,788	7,828	**719,447**	434,873	152,915	5,869	**593,657**
Financial liabilities at fair value through profit or loss under the fair value option	451	76,227	-	**76,678**	-	59,671	-	**59,671**

- Day one profit

Changes in the margin not taken to the profit and loss account and contained in the price of derivatives sold to clients and measured using internal models based on non-observable parameters ("day one profit") can be analysed as follows over years 2006 and 2007:

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Deferred margin at 1 January	**731**	**708**
Deferred margin on transactions during the year	411	503
Margin taken to the profit and loss account during the year	(469)	(480)
Deferred margin at 31 December	**673**	**731**

This deferred margin is recorded in "Financial assets held for trading purposes at fair value through profit or loss held for trading purposes" or "Financial liabilities held for trading purposes at fair value through profit or loss", which are measured by models based on non-observable parameters.

- Sensitivity to reasonable changes in assumptions

The fair value of certain complex derivatives is determined using measurement techniques or internally-developed models based on assumptions which do not rely directly on currently-observable market data. These models are based on methods widely used in the financial community, are subject to a internal approval procedure and are regularly reviewed by Risk Management.

The uncertainty inherent to the use of these models is quantified through analyses of sensitivities to non-observable parameters as well as through comparison with valuations resulting from alternative models. Given this uncertainty, the Group uses reserves to adjust the carrying amount of the instruments concerned.

Day one profit is calculated net of these reserves, and is taken to the profit and loss account over the period during which the valuation parameters are expected to remain unobservable (note 1.c.9). The unamortised amount is included in the balance sheet as a reduction in the fair value of these complex transactions.

At 31December 2007, the sensitivity of the values resulting from reasonable alternative assumptions likely to be used to quantify the parameters used can be estimated at approximately EUR 270 million.

5.b DERIVATIVES USED FOR HEDGING PURPOSES

The table below shows the fair values of derivatives used for hedging purposes.

In millions of euros	31 December 2007		31 December 2006	
	Negative fair value	Positive fair value	Negative fair value	Positive fair value
DERIVATIVES USED AS FAIR VALUE HEDGES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS				
Currency derivatives	-	22	4	1
Interest rate derivatives	655	1,487	771	2,134
Other derivatives	14	43	7	8
FAIR VALUE HEDGES	**669**	**1,552**	**782**	**2,143**
DERIVATIVES USED AS CASH FLOW HEDGES OF NON-DERIVATIVE FINANCIAL INSTRUMENTS				
Currency derivatives	162	173	86	243
Interest rate derivatives	418	428	463	416
Other derivatives	2	-	-	1
CASH FLOW HEDGES	**582**	**601**	**549**	**660**
DERIVATIVES USED AS NET FOREIGN INVESTMENT HEDGES				
Currency derivatives	10	1	4	-
NET INVESTMENT HEDGES	**10**	**1**	**4**	**-**
DERIVATIVES USED FOR HEDGING PURPOSES	**1,261**	**2,154**	**1,335**	**2,803**

The total notional amount of derivatives used for hedging purposes stood at EUR 371,339 million at 31 December 2007, compared with EUR 328,354 million at 31 December 2006.

Derivatives used for hedging purposes are primarily contracted on over-the-counter markets and are measured using models based on observable parameters.

5.c AVAILABLE-FOR-SALE FINANCIAL ASSETS

In millions of euros	31 December 2007	31 December 2006
Negotiable certificates of deposit	**17,499**	**12,456**
Treasury bills and other bills eligible for central bank refinancing	12,762	8,653
Other negotiable certificates of deposit	4,737	3,803
Bonds	**73,457**	**65,710**
Government bonds	48,802	45,935
Other bonds	24,655	19,775
Equities and other variable-income securities	**22,670**	**19,730**
of which listed securities	*14,454*	*12,750*
of which unlisted securities	*8,216*	*6,980*
Total available-for-sale financial assets, before impairment provisions	**113,626**	**97,896**
of which unrealised gains and losses	*5,025*	*7,026*
of which fixed-income securities	*90,956*	*78,166*
of which loaned securities	*1,729*	*538*
Provisions for impairment of available-for-sale financial assets	**(1,032)**	**(1,157)**
Fixed-income securities	(231)	(133)
Variable-income securities	(801)	(1,024)
Total available-for-sale financial assets, net of impairment provisions	**112,594**	**96,739**
of which fixed-income securities, net of impairment provisions (note 4.a)	*90,725*	*78,033*

5.d INTERBANK AND MONEY-MARKET ITEMS

- Loans and receivables due from credit institutions

In millions of euros	31 December 2007	31 December 2006
Demand accounts	15,497	15,230
Loans	48,901	52,394
Repurchase agreements	6,772	7,638
Total loans and receivables due from credit institutions, before impairment provisions	**71,170**	**75,262**
Provisions for impairment of loans and receivables due from credit institutions	(54)	(92)
Total loans and receivables due from credit institutions, net of impairment provisions	**71,116**	**75,170**

- Due to credit institutions

In millions of euros	31 December 2007	31 December 2006
Demand accounts	8,165	7,892
Borrowings	130,370	121,417
Repurchase agreements	31,647	14,341
Total due to credit institutions	**170,182**	**143,650**

5.e CUSTOMER ITEMS

- Loans and receivables due from customers

In millions of euros	31 December 2007	31 December 2006
Demand accounts	29,794	26,271
Loans to customers	403,295	356,564
Repurchase agreements	247	1,065
Finance leases	24,266	22,758
Total loans and receivables due from customers, before impairment provisions	**457,602**	**406,658**
Impairment of loans and receivables due from customers	(12,499)	(13,525)
Total loans and receivables due from customers, net of impairment provisions	**445,103**	**393,133**

- Breakdown of finance leases

In millions of euros	31 December 2007	31 December 2006
Gross investment	**27,294**	**25,486**
Receivable within 1 year	*7,407*	*7,739*
Receivable after 1 year but within 5 years	*14,671*	*13,216*
Receivable beyond 5 years	*5,216*	*4,531*
Unearned interest income	(3,028)	(2,728)
Net investment before impairment provisions	**24,266**	**22,758**
Receivable within 1 year	*6,258*	*6,895*
Receivable after 1 year but within 5 years	*13,453*	*11,833*
Receivable beyond 5 years	*4,555*	*4,030*
Impairment provisions	(431)	(437)
Net investment after impairment provisions	**23,835**	**22,321**

- Due to customers

In millions of euros	31 December 2007	31 December 2006
Demand deposits	159,842	142,522
Term accounts	130,869	100,988
Regulated savings accounts	40,198	40,469
Retail certificates of deposit	9,390	10,640
Repurchase agreements	6,405	4,033
Total due to customers	**346,704**	**298,652**

5.f DEBT SECURITIES AND SUBORDINATED DEBT

In millions of euros	31 December 2007	31 December 2006
Debt securities at fair value through profit or loss *(note 5.a)*	**73,973**	**55,279**
Other debt securities	**141,056**	**121,559**
Negotiable certificates of deposit	106,381	85,363
Bond issues	34,675	36,196
Subordinated debt	**18,641**	**17,960**
Redeemable subordinated debt	17,393	16,376
Undated subordinated debt	1,248	1,584
TOTAL	**233,670**	**194,798**

REDEEMABLE SUBORDINATED DEBT

The redeemable subordinated debt issued by the Group is in the form of medium and long-term debt securities, equivalent to ordinary subordinated debt; these issues are redeemable prior to the contractual maturity date in the event of liquidation of the issuer, and rank after the other creditors but before holders of participating loans and participating subordinated notes.

These debt issues may contain a call provision authorising the Group to redeem the securities prior to maturity by repurchasing them in the stock market, via public tender offers, or (in the case of private placements) over the counter.

Debt issued by BNP Paribas SA or foreign subsidiaries of the Group via placements in the international markets may be subject to early redemption of the capital and early payment of interest due at maturity at the issuer's discretion on or after a date stipulated in the issue particulars (call option), or in the event that changes in the then applicable tax rules oblige the BNP Paribas Group issuer to compensate debt-holders for the consequences of such changes. Redemption may be subject to a notice period of between 15 and 60 days, and is in all cases subject to approval by the banking supervisory authorities.

UNDATED SUBORDINATED DEBT

Undated subordinated debt consists of undated floating-rate subordinated notes (*titres subordonnés à durée indéterminée* – TSDIs), other undated subordinated notes, and undated participating subordinated notes (*titres participatifs*).

In millions of euros	31 December 2007	31 December 2006
Undated floating-rate subordinated notes (TSDIs)	757	808
Other undated subordinated notes	140	406
Undated participating subordinated notes	274	290
Issue costs and fees, accrued interest	77	80
TOTAL	**1,248**	**1,584**

- Undated floating-rate subordinated notes and other undated subordinated notes

The TSDIs and other undated subordinated notes issued by BNP Paribas are redeemable on liquidation of the Bank after repayment of all other debts but ahead of undated participating subordinated notes. They confer no rights over residual assets.

- Undated floating-rate subordinated notes

The various TSDI issues are as follows:

In millions of euros						
Issuer	Issue date	Currency	Original amount in issue currency	Rate	31 December 2007	31 December 2006
Paribas SA	September 1984	USD	24 million	3-month Libor + 3/8%	16	18
BNP SA	October 1985	EUR	305 million	TMO - 0.25%	290	290
Paribas SA	July 1986	USD	165 million	3-month Libor + 1/8%	109	121
BNP SA	September 1986	USD	500 million	6-month Libor + 0.75%	342	379
TOTAL					757	808

The TSDIs issued in US dollars contain a specific call option provision, whereby they may be redeemed at par prior to maturity at the issuer's discretion at any time after a date specified in the issue particulars, after approval of the banking supervisory authorities. They are not subject to any interest step up clause. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders approves a decision not to pay a dividend.

Payment of interest is obligatory on the TSDIs issued in October 1985 (representing a nominal amount of EUR 305 million), but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders notes that there is no income available for distribution.

- Other undated subordinated notes

The other undated subordinated notes issued by the Group between 1997 and 1999 may be redeemed at par prior to maturity on a date specified in the issue particulars, after approval of the banking supervisory authorities, and are entitled to a step up in interest from this date if the notes have not been redeemed. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if within the twelve months preceding the interest payment date the Ordinary General Meeting of Shareholders Meeting approves a decision not to pay a dividend.

In millions of euros									
Issuer	Issue date	Currency	Original amount in issue currency	Redemption option/interest step up date	Interest rate	Interest step up (basis points)	31 December 2007	31 December 2006	1 January 2005
BNP SA	January 1997	USD	50 million	January 2007	3-month Libor + 0.65%	+150 bp	-	38	37
BNP SA	May 1997	EUR	191 million	May 2007	6.50%	+200 bp (2)	-	189	191
BNP SA	July 1997	USD	50 million	July 2007	3-month Libor + 0.56%	+150 bp	-	38	37
BNP SA	Nov. 1997	EUR	9 million	November 2007	6.36%	+205 bp (2)	-	9	9
BNP SA	April 1998	EUR	77 million	April 2008	3-month Libor + 0.70%	+150 bp	77	77	77
Laser	May 1999	EUR	110 million (1)	May 2009	5.935%	+250 bp (3)	55	55	
Others							8		
TOTAL							140	406	550

(1) Before application of the proportionate consolidation rate
(2) Above the 3-month Euribor
(3) Above the 3-month Eurolibor

The four transactions which included a redemption option or interest step up date in 2007 were redeemed in advance of the date provided in the issue particulars.
The USD 50 million in undated notes issued in January 1997 were redeemed prior to maturity in January 2007. The EUR 191 million in undated notes issued in May 1997 were redeemed prior to maturity in May 2007. The USD 50 million in undated notes issued in July 1997 were redeemed prior

to maturity in September 2007. The USD 9 million in undated notes issued in November 1997 were redeemed prior to maturity in November 2007.

- Undated participating subordinated notes

Undated participating subordinated notes issued by the Bank between 1984 and 1988 for a total amount of EUR 337 million are redeemable only in the event of liquidation of the Bank, but may be retired on the terms specified in the law of 3 January 1983. Under this option, 325,560 notes were retired in 2004 and 2006 and 108,707 notes in March 2007 and subsequently cancelled. Payment of interest is obligatory, but the Board of Directors may postpone interest payments if the Ordinary General Meeting of Shareholders Meeting held to approve the financial statements notes that there is no income available for distribution.

BREAKDOWN OF DEBT SECURITIES AND SUBORDINATED DEBT BY CONTRACTUAL MATURITY

The carrying amount of debt securities (except for negotiable certificates of deposit, recorded within "Other debt securities", regarded mostly as having a maturity of less than one year) is broken down in the table below by contractual maturity date, or in the case of undated notes, by interest uplift date (if any). All BNP Paribas debt issues are converted to floating-rate, irrespective of the benchmark rate on issue.

Maturity or call option date, in millions of euros (unless otherwise indicated)	2008	2009	2010	2011	2012	2013-2017	After 2017	TOTAL at 31 Dec 2007
Total senior and subordinated debt	28,925	17,158	11,376	11,773	13,255	32,961	11,841	127,289

Maturity or call option date, in millions of euros (unless otherwise indicated)	2007	2008	2009	2010	2011	2012-2016	After 2016	TOTAL at 31 Dec 2006
Total senior and subordinated debt	16,085	11,457	9,390	7,748	11,730	32,181	20,844	109,435

5.g HELD-TO-MATURITY FINANCIAL ASSETS

In millions of euros	31 December 2007	31 December 2006
Negotiable certificates of deposit	**2,904**	**2,915**
Treasury bills and other bills eligible for central bank refinancing	2,848	2,860
Other negotiable certificates of deposit	56	55
Bonds	**11,904**	**12,234**
Government bonds	11,564	11,868
Other bonds	340	366
Total held-to-maturity financial assets	**14,808**	**15,149**

5.h CURRENT AND DEFERRED TAXES

In millions of euros	31 December 2007	31 December 2006
Current taxes	1,297	1,926
Deferred taxes	1,668	1,517
Current and deferred tax assets	**2,965**	**3,443**
Current taxes	1189	1309
Deferred taxes	1,286	997
Current and deferred tax liabilities	**2,475**	**2,306**

Deferred taxes on temporary differences relate to the following items:

Change in deferred taxes over the year In millions of euros	31 December 2007	31 December 2006
Net deferred taxes at 1 January	**520**	**(571)**
Deferred income tax charge	(357)	(458)
Impact of the consolidation of Banca Nazionale del Lavoro	-	1,158
Effect of exchange rate and other movements	219	391
Net deferred taxes at 31 December	**382**	**520**

Breakdown of net deferred taxes by temporary differences In millions of euros	31 December 2007	31 December 2006
Provisions for employee benefit obligations	373	497
Other provisions	1,537	1,591
Unrealised finance lease reserve	(755)	(854)
Available-for-sale financial assets	(552)	(794)
Other items	(221)	80
Net deferred taxes	**382**	**520**
of which		
Deferred tax assets	1,668	1,517
Deferred tax liabilities	(1,286)	(997)

Carryforwards of tax losses accounted for EUR 478 million of total deferred tax assets at 31 December 2007 (EUR 67 million at 31 December 2006).

Unrecognised deferred tax assets amounted to EUR 529 million at 31 December 2007 (EUR 626 million at 31 December 2006).

The decrease in deferred tax assets related to the reduction in tax rates in Italy amounted to EUR 146 million.

5.i ACCRUED INCOME/EXPENSE AND OTHER ASSETS/LIABILITIES

In millions of euros	31 December 2007	31 December 2006
Guarantee deposits and bank guarantees paid	16,358	25,379
Settlement accounts related to securities transactions	16,066	17,799
Collection accounts	2,517	2,206
Reinsurers' share of technical reserves	2,554	2,414
Accrued income and prepaid expenses	3,919	2,330
Other debtors and miscellaneous assets	19,194	16,787
Total accrued income and other assets	**60,608**	**66,915**
Guarantee deposits received	16,818	12,315
Settlement accounts related to securities transactions	23,151	21,681
Collection accounts	401	484
Accrued expenses and deferred income	5,509	3,668
Other creditors and miscellaneous liabilities	12,936	15,513
Total accrued expenses and other liabilities	**58,815**	**53,661**

The movement in "Reinsurers' share of technical reserves" breaks down as follows:

In millions of euros	31 December 2007	31 December 2006
Reinsurers' share of technical reserves at start of period	**2,414**	**2,283**
Increase in technical reserves borne by reinsurers	353	401
Amounts received in respect of claims and benefits passed on to reinsurers	(232)	(271)
Effect of changes in exchange rates and scope of consolidation	19	1
Reinsurers' share of technical reserves at end of period	**2,554**	**2,414**

5.j INVESTMENTS IN ASSOCIATES

The Group's investments in associates (companies carried under the equity method), which represent amounts in excess of EUR 100 million, are shown below:

In millions of euros	31 December 2007	31 December 2006
Bank of Nanjing	136	78
Sahara Bank LSC	148	-
BNL Vita	179	229
Cofidis France	94	102
Erbe	1,396	1,164
JetFinance International	172	-
Servicios Financieros Carrefour EFC SA	105	99
Société de Paiement Pass	203	202
Verner Investissement	334	308
Other associates	566	590
Investments in associates	**3,333**	**2,772**

Financial data as published by the Group's principal associates under local generally accepted accounting principles are as follows:

In millions of euros	Total assets at 31 Dec. 2007	Net banking income or net revenue Year to 31 Dec. 2007	Net income Year to 31 Dec. 2007
Bank of Nanjing	7,134	177	84
Sahara Bank LSC [(1)]	1,623	37	19
BNL Vita	10,555	71	51
Cofidis France	5,932	755	149
Erbe [(1)]	3,829		428
JetFinance International	111	25	8
Servicios Financieros Carrefour EFC SA	1,284	120	17
Société de Paiement Pass	2,989	253	57
Verner Investissement [(1)]	5,190	420	97

(1) Data at 31 December 2006 or for the year then ended

5.k PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS USED IN OPERATIONS, INVESTMENT PROPERTY

In millions of euros	31 December 2007			31 December 2006		
	Gross value	Accumulated depreciation, amortisation and impairment	Carrying amount	Gross value	Accumulated depreciation, amortisation and impairment	Carrying amount
INVESTMENT PROPERTY	**7,738**	**(1,045)**	**6,693**	**6,704**	**(891)**	**5,813**
Land and buildings	5,010	(925)	4,085	5,015	(866)	4,149
Equipment, furniture and fixtures	4,055	(2,465)	1,590	3,614	(2,230)	1,384
Plant and equipment leased as lessor under operating leases	9,367	(3,086)	6,281	8,536	(2,838)	5,698
Other property, plant and equipment	1,830	(621)	1,209	1,813	(574)	1,239
PROPERTY, PLANT AND EQUIPMENT	**20,262**	**(7,097)**	**13,165**	**18,978**	**(6,508)**	**12,470**
Purchased software	1,505	(1,018)	487	1,452	(939)	513
Internally-developed software	1,123	(661)	462	811	(454)	357
Other intangible assets	908	(170)	738	943	(244)	699
INTANGIBLE ASSETS	**3,536**	**(1,849)**	**1,687**	**3,206**	**(1,637)**	**1,569**

The main changes in investment property in the year to 31 December 2007 are attributable to the acquisition by Klépierre of shopping centres for more than EUR 590 million.

- Investment property

Land and buildings leased by the Group as lessor under operating leases, and land and buildings held as investments in connection with life insurance business, are recorded in "Investment property".

The estimated fair value of investment property accounted for at cost at 31 December 2007 was EUR 12,605 million, compared with EUR 10,157 million at 31 December 2006.

- Intangible assets

"Other intangible assets" comprise leasehold rights, goodwill and trademarks acquired by the Group.

- Depreciation, amortisation and impairment

Net depreciation and amortisation expense for the year ended 31 December 2007 was EUR 987 million, compared with EUR 907 million for the year ended 31 December 2006.

The net increase in impairment losses on property, plant and equipment and intangible assets taken to the profit and loss account in the year ended 31 December 2007 amounted to EUR 4 million, compared with a net increase of EUR 21 million for the year ended 31 December 2006.

5.1 GOODWILL

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Gross value at start of period	**10,194**	**8,093**
Accumulated impairment at start of period	**(32)**	**(14)**
Carrying amount at start of period	**10,162**	**8,079**
Acquisitions	483	2,580
Divestments	(2)	(37)
Impairment losses recognised during the period	(1)	(14)
Translation adjustments	(475)	(448)
Subsidiaries previously accounted for by the equity method	64	-
Other movements	13	2
Gross value at end of period	**10,277**	**10,194**
Accumulated impairment recognised during the period	**(33)**	**(32)**
Carrying amount at end of period	**10,244**	**10,162**

Goodwill by core business is as follows:

In millions of euros	Carrying amount at 31 December 2007	Carrying amount at 31 December 2006 (1)
International Retail Banking and Financial Services	**6,108**	**6,503**
of which BancWest Corp	*3,412*	*3,771*
of which Consumer Credit	*1,546*	*1,525*
of which Contract Hire and Fleet Management	*649*	*697*
Italian Retail Banking (BNL bc)	**1,698**	**1,602**
Asset Management and Services	**1,705**	**1,408**
of which BNP Paribas Personal Investors	*403*	*385*
Corporate and Investment Banking	**445**	**428**
French Retail Banking	**68**	**23**
Other Activities	**220**	**198**
Total	**10,244**	**10,162**

(1) : The creation of a new retail banking unit in Italy in the first half of 2007 led to certain transfers between business segments. In order to facilitate period-on-period comparisons of goodwill, the carrying amounts at 31 December 2006 have been restated to reflect the new organisational structure.

5.m TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros	31 December 2007	31 December 2006
Liabilities related to insurance contracts	**82,471**	**74,795**
Gross technical reserves		
- Unit-linked contracts	36,226	33,027
- Other insurance contracts	46,245	41,768
Liabilities related to financial contracts	**8,014**	**8,457**
Liabilities related to financial contracts with discretionary participation feature	8,014	8,457
Policyholders' surplus	**2,835**	**3,792**
Total technical reserves of insurance companies	**93,320**	**87,044**
Liabilities related to unit-linked financial contracts (1)	5,450	4,347
Total liabilities related to contracts written by insurance companies	**98,770**	**91,391**

(1) : Liabilities related to unit-linked financial contracts are included in "Due to customers" (Note 5.e)

The policyholders' surplus reserve arises from the application of shadow accounting. It represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest, set at 95% for France, is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

The movement in liabilities related to insurance contracts breaks down as follows:

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Liabilities related to contracts at start of period	**91,391**	**80,613**
Additions to insurance contract technical reserves and deposits taken on financial contracts related to life insurance	13,802	14,533
Claims and benefits paid	(6,744)	(6,500)
Contracts portfolio disposals	(294)	-
Effect of changes in scope of consolidation	63	289
Effect of movements in exchange rates	(364)	(53)
Effect of changes in value of admissible investments related to unit-linked business	916	2,509
Liabilities related to contracts at end of period	**98,770**	**91,391**

Please refer to Note 5.i for details of reinsurers' share of technical reserves.

5.n PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Total provisions at start of period	**4,718**	**3,850**
Additions to provisions	1,050	1,154
Reversals of provisions	(534)	(962)
Provisions utilised	(758)	(890)
Impact of the consolidation of Banca Nazionale del Lavoro	260	1,620
Effect of movements in exchange rates and other movements	2	(54)
Total provisions at end of period	**4,738**	**4,718**

At 31 December 2006 and 31 December 2007, provisions for contingencies and charges mainly included provisions for post-employment benefits (Note 7.b), for impairment related to credit risks (Note 2.e), for risks on regulated savings products and for litigation in connection with banking transactions.

- Provisions for regulated savings product risks

- Deposits, loans and savings – home savings accounts (CEL) and home savings plans (PEL)

In millions of euros	31 December 2007	31 December 2006
Deposits collected under home savings accounts and plans	**15,995**	**17,581**
of which deposits collected under home savings plans	12,890	14,417
Aged more than 10 years	*4,476*	*5,223*
Aged between 4 and 10 years	*6,542*	*7,016*
Aged less than 4 years	*1,872*	*2,178*
Outstanding loans granted under home savings accounts and plans	**552**	**643**
of which loans granted under home savings plans	150	213
Provisions recognised for home savings accounts and plans	**135**	**216**
of which home savings plans	97	171
Aged more than 10 years	*51*	*91*
Aged between 4 and 10 years	*33*	*65*
Aged less than 4 years	*13*	*15*

- Change in provisions for regulated savings products

In millions of euros	Year to 31 Dec. 2007		Year to 31 Dec. 2006	
	Provisions recognised - home savings plans	Provisions recognised - home savings accounts	Provisions recognised - home savings plans	Provisions recognised - home savings accounts
Total provisions at start of period	**171**	**45**	**350**	**38**
Additions to provisions during the period	-	2	-	7
Provision reversals during the period	(74)	(9)	(179)	-
Total provisions at end of period	**97**	**38**	**171**	**45**

6. FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS

6.a FINANCING COMMITMENTS

Contractual value of financing commitments given and received:

In millions of euros	31 December 2007	31 December 2006
Financing commitments given:		
- to credit institutions	25,933	36,412
- to customers:	205,294	199,324
Confirmed letters of credit	177,907	139,200
Other commitments given to customers	27,387	60,124
Total financing commitments given *(Note 4.a)*	231,227	235,736
Financing commitments received:		
- from credit institutions	100,593	71,398
- from customers	6,888	4,622
Total financing commitments received	107,481	76,020

Financing commitments given concern in particular liquidity facilities granted to entities created within the scope of securitisation programmes described in section 6.c.

6.b GUARANTEE COMMITMENTS

- Financial instruments given and received as guarantees

The carrying amount of financial instruments given by the Group as guarantees of liabilities or contingent liabilities amounted to EUR 43,621 million at 31 December 2007, compared with EUR 31,632 million at 31 December 2006). In addition, financial instruments given by the Group as collateral in respect of notes, securities and receivables from central banks amounts to EUR 7,480 million at 31 December 2007, versus EUR 2,937 million at 31 December 2006.

Financial instruments received as guarantees by the Group which it is authorised to sell or give as guarantees amounted to EUR 38,014 million at 31 December 2007 (EUR 13,775 million at 31 December 2006).

- Guarantee commitments given

In millions of euros	31 December 2007	31 December 2006
Guarantee commitments given:		
to credit institutions	10,436	11,723
to customers:	80,663	69,222
- Property guarantees	2,142	1,610
- Sureties provided to tax and other authorities, other sureties	36,172	27,459
- Other guarantees	42,349	40,153
Total guarantee commitments given *(note 4.a)*	91,099	80,945

6.c CUSTOMER SECURITISATION PROGRAMMES

The BNP Paribas Group carries out securitisation programmes involving the creation of special-purpose entities on behalf of its customers. These programmes have liquidity facilities and, where appropriate, guarantee facilities. Special-purpose entities over which the Group does not exercise control are not consolidated.

- Short-term refinancing

At 31 December 2007, six non-consolidated multiseller conduits (Eliopée, Thésée, Starbird, J Bird, J Bird 2 and Matchpoint) were managed by the Group on behalf of customers. These entities are refinanced on the local short-term commercial paper market. The Group has issued letters of credit guaranteeing the secondary default risk on securitised receivables managed for customers by these entities up to an amount of EUR 655 million (EUR 580 million at 31 December 2006), and has granted liquidity facilities totalling EUR 15,012 million to these entities (EUR 12,518 million at 31 December 2006).

The financial instruments held by these entities have the following characteristics:

Securitisation entities at 31 December 2007	Starbird	Matchpoint	Eliopee	Thesee	J Bird 1 & 2	Total
Issuing country	United States	Europe	Europe	Europe	Japan	
Ratings[1]	A1 / P1	A1 / P1	P1	A1 / P1 / F1	A1 / P1	
Assets (in millions of euros)	4,232	3,364	1,944	875	475	10,890
Portion invested in the United States (%)	100%	4%	-	-	-	40%
Liquidity facilities granted by BNP Paribas (in millions of euros)	7,579	3,789	2,256	904	484	15,012
Breakdown by type of assets held						
Automobile loans	38%	35%	-	-	-	26%
Trade receivables	7%	8%	100%	58%	-	28%
CDOs et CLOs[2] [3]	17%	24%	-	-	-	14%
CMBS[4]	-	18%	-	-	-	5%
Consumer credit	23%	6%	-	29%	100%	18%
Capital goods loans	9%	-	-	-	-	3%
Mortgages[5]	5%	7%	-	-	-	4%
Insurance	-	-	-	13%	-	1%
Other assets	1%	2%	-	-	-	1%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

[1] Ratings regularly confirmed by rating agencies

[2] CDOs & CLOs: Collateralised debt and loan obligations

[3] 100% of the CDOs held by Starbird are AAA rated, 90% of the CLOs held by Starbird are AA or AAA rated
100% of the CDOs and CLOs held by Matchpoint are structured by BNP Paribas and are AAA rated

[4] CMBS: Commercial mortgage backed securities

[5] Starbird's exposure to subprime loans is limited to EUR 5 million, i.e. 0.2% of assets

- Medium/long-term bond refinancing

BNP Paribas also acts as arranger for customers, setting up funds that receive securitised customer assets and issuing medium and long-term bonds which are then placed by the Group. However, BNP Paribas does not manage these funds, and they are not consolidated. At 31 December 2007, the BNP Paribas Group had granted liquidity facilities totalling EUR 309 million (EUR 289 million at 31 December 2006) to thirteen such funds (Meliadi SARL, Tenzing CFO, Forest Finance, Italfinance, Emerald Assets, LFE Capital III, Cavendish, RMF Euro CDO IV, RMF Euro CDO V, Master Dolfin 2003, CR Ferrara, CR Firenze and Halcyon), representing a total of EUR 4,580 million in securitised receivables (EUR 6,480 million at 31 December 2006).

7. SALARIES AND EMPLOYEE BENEFITS

7.a SALARY AND EMPLOYEE BENEFIT EXPENSES

Salary and employee benefit expenses for the year to 31 December 2007 came to EUR 11,105 million (EUR 10,260 million for the year to 31 December 2006).

Fixed and variable remuneration, incentive bonuses and profit-sharing amounted to EUR 8,391 million (EUR 7,560 million in 2006); retirement bonuses, pension costs and social security taxes to EUR 2,368 million (EUR 2,336 million in 2006); and payroll taxes to EUR 346 million (EUR 364 million in 2006).

7.b EMPLOYEE BENEFIT OBLIGATIONS

POST-EMPLOYMENT BENEFITS UNDER DEFINED-CONTRIBUTION PLANS

In France, the BNP Paribas Group pays contributions to various nationwide basic and top-up pension schemes. BNP Paribas SA and certain subsidiaries have set up a funded pension plan under a company-wide agreement. Under this plan, employees will receive an annuity on retirement in addition to the pension paid by nationwide schemes.

In the rest of the world, defined-benefit plans have been closed to new employees in most of the countries in which the Group operates (primarily the United States, Germany, Luxembourg, the United Kingdom, Ireland, Norway and Australia). These employees are now offered defined-contribution plans. Under these plans, the Group's obligation is essentially limited to paying a percentage of the employee's annual salary into the plan.

The amount paid into defined-contribution post-employment plans in France and other countries for the year to 31 December 2007 was approximately EUR 362 million (EUR 346 million for the year to 31 December 2006).

POST-EMPLOYMENT BENEFITS UNDER DEFINED-BENEFIT PLANS

The legacy defined-benefit plans in France and other countries are valued independently using actuarial techniques, applying the projected unit cost method, in order to determine the expense arising from rights vested in employees and benefits payable to retired employees. The demographic and financial assumptions used to estimate the present value of these obligations and of plan assets take account of economic conditions specific to each country and Group company. Actuarial gains and losses outside the permitted 10% "corridor" are amortised; these gains and losses are calculated separately for each defined-benefit plan.

Provisions set up to cover obligations under defined-benefit post-employment plans at 31 December 2007 totalled EUR 1,391 million (EUR 1,554 million at 31 December 2006), comprising EUR 469 million for French plans and EUR 930 million for other plans.

- Pension plans and other post-employment benefits

- Pension plans

In France, BNP Paribas pays a top-up banking industry pension arising from rights acquired to 31 December 1993 by ex-employees in retirement at that date and active employees in service at that date. The residual pension obligations are covered by a provision in the consolidated financial statements or transferred to an insurance company outside the Group.

The defined-benefit plans previously granted to Group executives formerly employed by BNP, Paribas or Compagnie Bancaire have all been closed and converted into top-up type schemes. The amounts allocated to the beneficiaries, subject to their still being with the Group at retirement, were fixed when the previous schemes were closed. These pension plans have been contracted out to insurance companies. The fair value of the related plan assets in these companies' balance sheets breaks down as 75% bonds, 18% equities and 7% property assets.

In other countries, pension plans are based either on pensions linked to the employee's final salary and length of service *(United Kingdom)*, or on annual vesting of rights to a capital sum expressed as a percentage of annual salary and paying interest at a pre-defined rate *(United States)*. Some plans are top-up schemes linked to statutory pensions *(Norway)*. Some plans are managed by an insurance company *(Spain)*, a foundation (*Switzerland*) or by independent fund managers *(United Kingdom)*. At 31 December 2007, 88% of the gross obligations under these plans concerned 20 plans in the United Kingdom, the United States and Switzerland. The fair value of the related plan assets was split as follows: 46% equities, 42% bonds, 12% other financial instruments.

- Other post-employment benefits

Group employees also receive various other contractual post-employment benefits such as bonuses payable on retirement. BNP Paribas' obligations for these bonuses in France are funded through a contract taken out with a third-party insurer. In 2006, BNP Paribas paid a premium of EUR 372 million under this contract, an amount that had previously been provisioned.

In other countries, the bulk of the Group's obligations are in Italy (84%), where pension reforms changed Italian termination indemnity schemes (TFR) into defined-contribution plans with effect from 1 January 2007. Rights vested up to 31 December 2006 continue to be classified as defined benefit obligations.

The tables below provide details relating to the Group's obligations for both pensions and other post-employment benefits:

- Reconciliation of assets and liabilities recognised in the balance sheet

In millions of euros	31 December 2007	31 December 2006
Present value of obligation	**4,047**	**3,884**
Present value of obligations wholly or partially funded by plan assets	3,156	2,837
Present value of unfunded obligations	891	1,047
Fair value of plan assets	**(2,474)**	**(2,213)**
of which financial instruments issued by BNP Paribas	-	3
Fair value of surplus assets	**(68)**	**(70)**
Fair value of segregated assets (1)	**(14)**	**(12)**
Cost not yet recognised in accordance with IAS 19	**(280)**	**(216)**
Past service cost	(245)	(52)
Net actuarial losses/gains	(35)	(164)
Other amounts recognised in the balance sheet	**50**	**54**
Net obligation recognised in the balance sheet for defined-benefit plans	**1,261**	**1,427**

(1) Segregated assets are ring-fenced assets held in the balance sheets of Group insurance companies to cover post-employment benefit obligations transferred to the insurance companies for certain categories of employees of other Group entities.

- Movements in the present value of the obligation and surplus assets

In millions of euros	31 December 2007	31 December 2006
Present value of obligation at start of period	**3,814**	**3,073**
Gross present value of obligation at start of period	*3,884*	*3,151*
Fair value of surplus assets at start of period	*(70)*	*(78)*
Service cost for the period	117	115
Expense arising on discounting of the obligation	166	144
Effect of plan amendments	192	122
Effect of plan curtailments or settlements	(80)	(17)
Net actuarial gains and losses	(117)	(12)
Contributions by plan participants	11	1
Benefits paid	(205)	(183)
Effect of movements in exchange rates	(120)	(55)
Effect of changes in scope of consolidation	222	700
Other movements	(21)	(74)
Present value of obligation at end of period	**3,979**	**3,814**
Gross present value of obligation at end of period	*4,047*	*3,884*
Fair value of surplus assets at end of period	*(68)*	*(70)*

- Movements in the fair value of plan assets and segregated assets

In millions of euros	31 December 2007	31 December 2006
Fair value of assets at start of period	**2,225**	**1,808**
Fair value of plan assets at start of period	*2,213*	*1,735*
Fair value of segregated assets at start of period	*12*	*73*
Expected return on plan assets	123	100
Effect of plan curtailments or settlements	(1)	3
Net actuarial gains and losses	15	16
Contributions by plan participants	11	1
BNP Paribas contributions to plan assets	122	463
Benefits paid to recipients of funded benefits	(120)	(103)
Effect of movements in exchange rates	(105)	(42)
Effect of changes in scope of consolidation	218	33
Other movements	-	(54)
Fair value of assets at end of period	**2,488**	**2,225**
Fair value of plan assets at end of period	*2,474*	*2,213*
Fair value of segregated assets at end of period	*14*	*12*

- Components of pension cost

In millions of euros	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Service cost for the period	117	115
Expense arising on discounting of the obligation	166	144
Expected return on plan assets	(123)	(100)
Amortisation of actuarial gains and losses	4	4
Amortisation of past service cost	3	(7)
Effect of plan curtailments or settlements	(77)	(19)
Total expense recorded in "Salary and employee benefit expenses"	**90**	**137**

- Main actuarial assumptions used in employee benefit calculations at the balance sheet date

In %	31 December 2007				31 December 2006			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Discounting rate	4.11%-4.60%	4.15%-4.70%	5.69%	6.00%	3.92%-4.13%	3.40%-4.13%	5.04%	5.50%
Future rate of salary increases	2.50%-5.00%	2.00%-5.00%	4.30%-4.75%	4.00%-5.00%	2.50%-5.50%	2.00%-5.00%	4.00%-4.50%	4.00%-5.00%

- Effective rate of return on plan assets during the year

In %,	Year to 31 Dec. 2007				Year to 31 Dec. 2006			
	France	Euro zone excl. France	UK	USA	France	Euro zone excl. France	UK	USA
Expected return on plan assets [1]	4.20%	2.00%-6.90%	4.80%-7.30%	6.50%-8.25%	4.00%	2.00%-6.60%	4.30%-6.30%	4.00%-8.50%
Actual return on plan assets [1]	4.50%-4.70%	3.00%-6.00%	6.00%-9.00%	5.00%-12.00%	4.50%-5.00%	3.00%-16.00%	3.50%-10.00%	9.00%-13.00%

(1) Range of values, reflecting the existence of several plans within a single country or zone

Actuarial gains and losses arising in 2007 due to updating the assumptions used for calculating employee benefits (e.g. discount rate and future rate of salary increases) and the expected return on plan assets reduced the value of the Group's net obligation of approximately EUR 132 million. Actuarial gains and losses arising in France were not material, while other countries reported mainly actuarial gains due to the increase in the discount rates applied.

- Post-employment healthcare plans

In France, BNP Paribas no longer has any obligations in relation to healthcare benefits for its retired employees.

Several healthcare benefit plans for retired employees exist in other countries, mainly in the United States. Provisions for obligations under these plans at 31 December 2007 amounted to EUR 48 million (EUR 45 million at 31 December 2006).

Obligations under post-employment healthcare benefit plans are measured using the mortality tables applicable in each country. They also build in assumptions about healthcare benefit costs, including forecast trends in the cost of healthcare services and in inflation, which are derived from historical data.

TERMINATION BENEFITS

In France, BNP Paribas is encouraging voluntary redundancy among employees who meet certain eligibility criteria. The obligations to eligible active employees under such plans are provided for where the plan is the subject of an agreement or a draft bilateral agreement. In 2005, the Group set up a provision of EUR 43 million to cover an Employment Adaptation Plan to be implemented from 2006 to 2008 by BNP Paribas in France, in anticipation of the effect of demographic changes and of quantitative and qualitative changes in job requirements. A similar provision of EUR 114 million was recorded in 2006, primarily relating to BNL.

Provisions for voluntary redundancy and early retirement plans amounted to EUR 264 million at 31 December 2007 (EUR 487 million at 31 December 2006), of this total, EUR 171 million related to the Group's operations outside France (EUR 366 million at 31 December 2006).

7.c SHARE-BASED PAYMENT

SHARE-BASED LOYALTY AND INCENTIVE SCHEMES

BNP Paribas has set up share-based payment systems for certain employees, including stock option and share award plans implemented as part of loyalty schemes and a Global Share-Based Incentive Plan.

- Loyalty schemes

As part of the Group's variable remuneration policy, certain high-performing or newly-recruited employees are offered a loyalty bonus scheme, entitling them to specific share-based remuneration (in the form of shares or cash payments indexed to the BNP Paribas share price), payable over several years, and subject to the condition that the employees remain within the Group. Under IFRS 2, these plans are recognised as an expense over the vesting period of the rights. The expense recognised in the year to 31 December 2007 related to awards made between 2004 and 2007.

- Global Share-Based Incentive Plan

Until 2005, various stock option plans were granted to Group employees by BNP, by Paribas and its subsidiaries, and subsequently by BNP Paribas, under successive authorisations given by Extraordinary Shareholders' Meetings.

Since 2005, the Group has set up stock option plans on an annual basis with a view to actively involving various categories of managers in creating value for the Group, and thereby encouraging the convergence of their interests with those of the Group's shareholders. The managers selected for these plans represent the Group's best talent, including the next generation of leaders: senior managers, managers in key positions, line managers and technical experts, high-potential managers, high-performing young managers with good career development prospects, and major contributors to the Group's results.

The option exercise price under these plans is determined at the time of issue in accordance with the terms of the authorisation given by the corresponding Extraordinary Shareholders' Meeting. No discount is offered. Since the 2005 plan, the life of the options granted has been reduced to 8 years. The plans are subject to vesting conditions under which a portion of the options granted is conditional upon the performance of the BNP Paribas share relative to the Euro Stoxx Bank index. This relative performance is measured at the end of the second, third and fourth years of the compulsory holding period. Depending on the results of this measurement, the exercise price of the portion of the options subject to this performance-related condition may be increased or their exercise may be deemed null and void.

In 2006, BNP Paribas used the authorisations granted by the Extraordinary Shareholders' Meeting of 18 May 2005 to set up a Global Share-Based Incentive Plan for the above-mentioned employee categories, which consists of stock options with share awards. Under this plan, senior managers and corporate officers are exclusively granted stock options, whereas managers in key positions receive both stock options and share awards. High-potential managers and major contributors are exclusively granted share awards.

Employees' rights under share awards vest after a period of 2 or 3 years depending on the case and provided the employee is still a member of the Group. The compulsory holding period for the shares granted free of consideration is two years. Share awards were only made to Group employees in France.

All unexpired plans involve potential settlement in BNP Paribas shares.

- Expense for the year

The expense recognised in the year to 31 December 2007 in respect of all the plans granted amounted to EUR 107 million (EUR 90 million in the year to 31 December 2006).

In millions of euros	2007				2006
	Stock option plans	Share award plans	Other plans	Total expense	Total expense
Loyalty schemes	-	-	19	19	32
Global Share-Based Incentive Plan	44	44	-	88	58
Total	**44**	**44**	**19**	**107**	**90**

- Description of the plans

The tables below give details of the characteristics and terms of all unexpired plans at 31 December 2007:

- Stock subscription option plans

Characteristics of the plan							Options outstanding at end of period	
Originating company	Date of grant	Number of grantees	Number of options granted	Start date of exercise period	Option expiry date	Adjusted exercise price (in euros) (5)	Number of options	Remaining period until expiry of options (years)
BNP (1)(5)	13/05/1998	259	2,074,000	14/05/2003	13/05/2008	36.95	207,476	1
BNP (1)(5)	03/05/1999	112	670,000	04/05/2004	03/05/2009	37.31	65,386	2
BNL (6)	13/09/1999	137	614,763	13/09/2001	13/09/2011	82.05	443,822	4
BNP (1)(4)(5)	22/12/1999	642	5,064,000	23/12/2004	22/12/2009	44.77	1,600,183	2
BNP (1)(4)(5)	07/04/2000	1,214	1,754,200	08/04/2005	07/04/2010	42.13	374,809	3
BNL (6)	20/10/2000	161	504,926	20/10/2003	20/10/2013	103.55	485,185	6
BNP Paribas SA (1)(2)(5)	15/05/2001	932	6,069,000	15/05/2005	14/05/2011	48.57	3,009,046	4
BNL (6)	26/10/2001	153	479,685	26/10/2004	26/10/2012	63.45	2,074	5
BNL (6)	26/10/2001	223	573,250	26/10/2004	26/10/2014	63.45	4,740	7
BNP Paribas SA (2)(5)	31/05/2002	1,384	2,158,570	31/05/2006	30/05/2012	59.48	1,084,342	5
BNP Paribas SA (3)(5)	21/03/2003	1,302	6,693,000	21/03/2007	20/03/2013	36.78	3,812,936	6
BNP Paribas SA (3)(5)	24/03/2004	1,458	1,779,850	24/03/2008	21/03/2014	49.36	1,603,314	7
BNP Paribas SA (3)(5)	25/03/2005	2,380	4,332,550	25/03/2009	22/03/2013	54.62	4,186,385	6
BNP Paribas SA (3)	05/04/2006	2,583	3,894,770	06/04/2010	04/04/2014	75.25	3,766,865	7
BNP Paribas SA (3)	08/03/2007	2,023	3,630,165	08/03/2011	06/03/2015	82.70	3,602,090	8
BNP Paribas SA (3)	06/04/2007	219	405,680	06/04/2001	03/04/2015	78.50	399,630	8
Total options outstanding at end of period							**24,648,283**	

(1) The number of options and the exercise price have been adjusted for the two-for-one BNP Paribas share split that took place on 20 February 2002.

(2) These options were subject to vesting conditions related to the financial performance of the Group as measured by the ratio of net income to average shareholders' equity for the year in question. The minimum requirement is an average ratio of 16% over four years starting in the year of grant, or alternatively over three rolling years starting in the second year after the year of grant. This condition has been met for the plans concerned.

(3) The plan is subject to vesting conditions under which a proportion of the options granted to employees is conditional upon the performance of the BNP Paribas share relative to the Dow Jones Euro Stoxx Bank index during the applicable holding period.

Based on this relative performance condition, the adjusted exercise price for these options has been set at:

- EUR 38.62 for 600,526 options under the 21 March 2003 plan, outstanding at the year-end.
- EUR 51.83 for 1,514 options under the 24 March 2004 plan, outstanding at the year-end.

(4) Plans granted to employees of the two pre-merger groups, BNP and Paribas. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the merger. This condition has been met for the two plans concerned.

(5) The exercise prices for options granted under plans prior to 31 March 2006, as well as the number of options outstanding at that date have been adjusted in accordance with the applicable regulations in order to take into account the issue of a preferential subscription right on 7 March 2006.

(6) Following the merger between BNL and BNP Paribas on 1 October 2007, stock option plans granted by BNL between 1999 and 2001 entitle beneficiaries to subscribe to BNP Paribas shares as of the date of the merger. Beneficiaries may subscribe to the shares based on a ratio of 1 BNP Paribas share for 27 BNL shares. The exercise price has been adjusted in line with this ratio.

- Share award plans

Characteristics of the plan						Number of shares outstanding at end of period
Originating company	Date of grant	Number of grantees	Number of shares granted	Vesting date of share granted	Expiry date of holding period for shares granted	
BNP Paribas SA	05/04/2006	2,034	544,370	07/04/2008	07/04/2010	526,688
BNP Paribas SA	05/04/2006	253	64,281	06/04/2009	06/04/2011	60,420
BNP Paribas SA	08/03/2007	2,145	834,110	09/03/2009	09/03/2011	821,235
BNP Paribas SA	08/03/2007	327	76,813	28/06/2010	28/06/2012	75,287
Total shares outstanding at end of period						**1,483,630**

- Movements over the past two years

- Stock subscription option plans

	2007		2006	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**24,474,326**	50.63	**25,388,170**	46.63
Options granted during the period	4,035,845	82.28	3,894,770	75.25
Options arising from the 31 March 2006 capital increase	-		218,317	
Options arising from the conversion of BNL plans into BNP Paribas shares	989,317		-	
Options exercised during the period	(4,488,732)	40.86	(4,522,809)	46.95
Options expired during the period	(362,473)		(504,122)	
Options outstanding at 31 December	**24,648,283**	59.07	**24,474,326**	50.63
Options exercisable at 31 December	**10,154,176**	44.16	**8,299,495**	48.14

The average quoted stock market price for the option exercise period in 2007 was EUR 81.52 (EUR 78.11 in 2006).

- Stock purchase option plans

	2007		2006	
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
Options outstanding at 1 January	**13,508**	31.60	**1,504,355**	20.58
Options arising from the 31 March 2006 capital increase			11,198	
Options exercised during the period	(13,508)	31.60	(1,498,931)	20.32
Options expired during the period			(3,114)	
Options outstanding at 31 December	-	-	**13,508**	31.60
Options exercisable at 31 December	-	-	**13,508**	31.60

The average quoted stock market price for the option exercise period in 2007 was EUR 81.11 (EUR 78.06 in 2006).

- Share award plans

	2007	2006
	Number of shares	Number of shares
Shares outstanding at 1 January	**595,669**	**-**
Shares granted during the period	910,923	608,651
Shares vested during the period	(463)	(265)
Shares expired during the period	(22,499)	(12,717)
Shares outstanding at 31 December	**1,483,630**	**595,669**

- Value attributed to stock options and share awards

As required under IFRS 2, BNP Paribas attributes a value to stock options and share awards granted to employees and recognises an expense, determined at the date of grant, calculated on the basis of the fair value of the options and shares concerned. This initial fair value may not subsequently be adjusted for changes in the quoted market price of BNP Paribas shares. The only assumptions that may result in a revision to fair value during the vesting period, and hence to an adjustment in the expense, are those related to the population of grantees (loss of rights). The Group's share-based payment plans are valued by an independent specialist firm.

- Measurement of stock subscription options

Binomial or trinomial tree algorithms are used to build in the possibility of non-optimal exercise of options from the vesting date. The Monte Carlo method is used to price in the characteristics of certain secondary grants linking options to the performance of the BNP Paribas share relative to a sector index.

The implied volatility used in measuring stock option plans is estimated on the basis of a range of ratings prepared by various dealing rooms. The level of volatility used by the Group takes account of historical volatility trends for the benchmark index and BNP Paribas shares over a 10-year period.

Stock subscription options granted on 8 March 2007 were valued at EUR 14.57 and EUR 12.90 depending on whether or not they are subject to performance conditions (compared with EUR 15.36 and EUR 14.03, respectively, for stock subscription options granted in 2006). Stock subscription options granted on 6 April 2007 were valued at EUR 16.68 and EUR 14.47, respectively.

	Year to 31 Dec. 2007		Year to 31 Dec. 2006
	8 March 2007 Plan	6 April 2007 Plan	5 April 2006 Plan
BNP Paribas share price on the grant date (in euros)	79.31	80.60	76.85
Option exercise price (in euros)	82.70	75.50	75.25
Implied volatility of BNP Paribas shares	23.3%	23.3%	22.4%
Expected option holding period	7 years	7 years	7 years
Expected dividend on BNP Paribas shares [1]	4.0%	4.0%	3.5%
Risk-free interest rate	4.1%	4.3%	4.0%
Expected proportion of options that will be forfeited	1.5%	1.5%	1.5%

(1) The dividend rate shown above is an average of the estimated annual dividends over the life of the option.

- Measurement of share awards

The unit value used to measure shares awarded free of consideration is the value at the end of the compulsory holding period plus dividends paid since the date of acquisition, discounted at the grant date.

The value of shares awarded free of consideration by BNP Paribas in 2007 was EUR 72.43 for the shares whose holding period expires on 10 March 2011, and EUR 65.48 for shares whose holding period expires on 29 June 2012.

SHARES SUBSCRIBED OR PURCHASED BY EMPLOYEES UNDER THE COMPANY SAVINGS PLAN

	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Date plan announced	15 May 2007	18 May 2006
Quoted price of BNP Paribas shares at date plan announced (in euros)	92.77	72.25
Number of shares issued or transfered	5,971,476	4,670,388
Purchase or subscription price (in euros)	69.20	60.50
Five-year risk-free interest rate	4.16%	3.88%
Five-year borrowing cost	8.00%	7.20%
Borrowing cost during the holding period	16.56%	14.54%

The Group did not recognise an expense in relation to the Company Savings Plan in 2006 as the discount granted to employees subscribing or purchasing shares under this plan represents a non-material financial expense for BNP Paribas when valued taking into account the five-year compulsory holding period applicable to the shares purchased. Of the total number of BNP Paribas Group employees who were offered the opportunity of buying shares under the Plan in 2007, 52% accepted the offer and 48% turned it down.

8. ADDITIONAL INFORMATION

8.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

- Management of regulatory capital

The BNP Paribas Group is required to comply with the French regulations that transpose European Union capital adequacy directives (Directive on the Capital Adequacy of Investment Firms and Credit Institutions and Financial Conglomerates Directive) into French law.

In the various countries in which the Group operates, BNP Paribas also complies with specific regulatory ratios in line with procedures controlled by the relevant supervisory authorities. These ratios mainly address the issues of capital adequacy, risk concentration, liquidity and asset/liability mismatches.

The capital adequacy ratio corresponds to total regulatory capital expressed as a percentage of the sum of:

- Risk-weighted assets, and
- The regulatory capital requirement for market risks, multiplied by 12.5.

Regulatory capital is determined in accordance with *Comité de la Réglementation Bancaire et Financière* (CRBF) regulation 90-02 dated 23 February 1990. It comprises three components – Tier One capital, Tier Two capital and Tier Three capital – determined as follows:

- Tier One capital corresponds to consolidated equity (excluding unrealised or deferred gains and losses), adjusted for certain items. The main adjustments consist of (i) deducting the planned dividend for the year, as well as goodwill and other intangibles, (ii) excluding consolidated subsidiaries that are not subject to banking regulations – mainly insurance companies – and (iii) applying limits to the eligibility of certain securities, such as preferred shares and undated super subordinated notes.

- Tier Two capital consists of subordinated debt (see Note 5.f) and part of unrealised gains on variable-income securities.
  A discount is applied to subordinated debt due in less than five years, and dated subordinated debt included in Tier Two capital is capped at the equivalent of 50% of Tier One capital. Total Tier Two capital is capped at the equivalent of 100% of Tier One capital.

- Tier Three capital comprises subordinated debt with shorter maturities and can only be allocated to covering a certain proportion of market risks.

- The carrying amount of investments in associates (accounted for by the equity method), subordinated debt towards credit institutions and finance companies and the regulatory capital of companies subject to banking regulations that are more than 10% owned by the Group are deducted for the purpose of calculating regulatory capital.

The following table shows the main items taken into account in the calculation of regulatory capital:

In millions of euros at	31 December 2007	31 December 2006
Tier One capital	**37,601**	**33,346**
Shareholders' equity	53,799	49,512
Minority interests	5,594	5,312
Regulatory deductions [1]	(21,792)	(21,478)
Tier Two capital	**19,224**	**18,344**
Deductions	**(3,254)**	**(3,784)**
Tier Three capital	**1,013**	**1,519**
Total regulatory capital	**54,584**	**49,425**

(1) Including the dividend to be recommended at the Annual General Meeting.

Under the European Union regulation transposed into French law by regulation 91-05, the Group's capital adequacy ratio must at all times be at least 8%, including a Tier One ratio of at least 4%. Under United States capital adequacy regulations, BNP Paribas is qualified as a Financial Holding Company and as such is required to have a capital adequacy ratio of at least 10%, including a Tier One ratio of at least 6%.

Ratios are monitored and managed centrally, on a consolidated basis, at Group level. Where a French or international entity is required to comply with banking regulations at its own level, its ratios are also monitored and managed directly by the entity.

Capital adequacy ratios are managed prospectively on a prudent basis that takes into account the Group's profitability and growth targets. The Group maintains a balance sheet structure that allows it to finance business growth on the best possible terms while preserving its very high quality credit rating. In line with the commitment to offering shareholders an optimum return on their investment, the Group places considerable emphasis on efficiently investing equity capital and attentively managing the balance between financial strength and shareholder return. In 2006 and 2007, BNP Paribas' capital adequacy ratios complied with regulatory requirements and its own targets.

Regulatory capital levels are managed using information produced during the budget process, including forecast growth in earnings and risk-weighted assets, planned acquisitions, share buyback programmes, planned issues of hybrid capital instruments and exchange rate assumptions. Changes in ratios are reviewed by the Group's executive management at quarterly intervals and whenever an event occurs or a decision is made that will materially affect consolidated ratios.

- Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2005	**838,247,872**	**2**		
Increase in share capital by exercise of stock subscription options on 23 January 2006	1,369,623	2	(1)	(1)
Increase in share capital by exercise of stock subscription options on 27 March 2006	971,037	2	(1)	(1)
Increase in share capital by issue of new shares on 31 March 2006	84,058,853	2	28 May 04	14 Febr 06
Increase in share capital by issue of new shares on 6 June 2006	945	2	23 May 06	27 March 06
Increase in share capital by exercise of stock subscription options on 26 July 2006	1,148,759	2	(1)	(1)
Capital increase reserved for members of the Company Savings Plan on 26 July 2006	4,670,388	2	14 May 03	14 Febr 06
Number of shares outstanding at 31 December 2006	**930,467,477**	**2**		
Increase in share capital by exercise of stock subscription options on 22 january 2007	2,411,013	2	(1)	(1)
Increase in share capital by exercise of stock subscription options on 20 July 2007	3,820,865	2	(1)	(1)
Increase in capital resulting from the merger with BNL on 1 October 2007	439,358	2	15 May 07	31 July 07
Reduction in share capital by cancellation of treasury shares on 4 October 2007	(32,111,135)	2	15 May 07	31 July 07
Increase in share capital by exercise of stock subscription options on 5 October 2007	232,730	2	(1)	(1)
Number of shares outstanding at 31 Decembre 2007	**905,260,308**	**2**		

(1) Various resolutions voted in Shareholders' General Meetings and decisions of the Board of Directors authorising the granting of stock subscription options that were exercised during the period.

At 31 December 2007, the share capital of BNP Paribas SA consisted of 905,260,308 fully-paid ordinary shares with a par value of EUR 2 (compared with 930,467,477 ordinary shares at 31 December 2006). During the fourth quarter of 2007, under BNP Paribas stock option plans, employees subscribed 435,137 new shares with a par value of EUR 2 each, carrying dividend rights from 1 January 2007. The corresponding capital increase was placed on record on 28 January 2008 .

Authorisations to carry out operations affecting share capital that were in force during 2007 resulted from the following resolutions of Shareholders' General Meetings:

The 16th and 17th resolutions of the Shareholders' General Meeting of 23 May 2006 authorised the Board of Directors to increase the share capital by up to EUR 1 billion (representing 500 million shares) with pre-emptive rights, and up to EUR 320 million (representing 160 million shares) without pre-emptive rights. The aggregate nominal value of debt securities giving immediate and/or future access to BNP Paribas shares issued under these authorisations is limited to EUR 10 billion in the case of securities with pre-emptive rights, and EUR 7 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months.

The 19th resolution of the Shareholders' General Meeting of 23 May 2006 authorised the Board of Directors to increase the share capital by up to EUR 1 billion by capitalising, successively or simultaneously, some or all of BNP Paribas SA's retained earnings, profits or additional paid-in capital and issuing and allotting consideration-free shares, or raising the par value of the shares, or applying a combination of these two methods. This authorisation was granted for a period of 26 months.

The 20th resolution of the Shareholders' General Meeting of 23 May 2006 set the maximum par value of capital increases liable to be carried out immediately and/or in the future under the authorisations granted under the 16th, 17th and 19th resolutions at EUR 1 billion and the maximum par value of debt securities liable to be issued under the authorisations granted under the sixteenth and seventeenth resolutions at EUR 10 billion.

The 22nd resolution of the Shareholders' General Meeting of 23 May 2006, as amended by the 10th resolution of the Shareholders' General Meeting of 15 May 2007, authorised the Board of Directors to increase the Bank's capital, on one or more occasions at its own discretion, by a maximum par value of

EUR 36 million, via the issue of shares reserved for the members of the Corporate Savings Plan. The authorisation may also be used to sell existing shares to Plan members. This authorisation was granted for a period of 26 months from 23 May 2006.

During 2007, 5,971,476 shares were sold to members of the Corporate Savings Plan pursuant to this authorisation.

The 11th resolution of the Shareholders' General Meeting of 15 May 2007 authorised the Board of Directors to cancel, on one or several occasions, some or all of the BNP Paribas shares that the Bank currently holds or that it may acquire pursuant to the authorisation granted at the same Meeting, provided that the number of shares cancelled in any twenty-four month period does not exceed 10% of the total number of shares outstanding. The resolution also authorised the Board of Directors to cancel the 2,638,403 own shares acquired at the time of the 23 May 2006 merger with Société Centrale d'Investissments and to charge the difference between the carrying amount of the cancelled shares and their par value against additional paid-in capital and distributable reserves, including the legal reserve provided that the amount charged against this reserve does not exceed 10% of the par value of the cancelled shares. These authorisations were granted for a period of 18 months from 15 May 2007.

On 4 October 2007, 32,111,135 shares were cancelled under this resolution.

The 12th resolution of the Shareholders' General Meeting of 15 May 2007 approving the merger of BNL into BNP Paribas, authorised the Board of Directors to issue BNP Paribas shares with a par value of EUR 2 each to BNL shareholders in payment for their BNL shares. A total of between 402,735 and 1,539,740 shares were to be issued, depending on the number of BNL shares held by outside shareholders on the merger completion date, which would be no later than 31 December 2007.

On 1 October 2007, 439,358 shares were issued under this resolution.

- Preferred shares and equivalent instruments

- Preferred shares issued by Group companies

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the laws of the United States, which did not dilute BNP Paribas ordinary shares. The shares paid a fixed rate dividend for a period of ten years. Thereafter, the shares were redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. The issuer had the option of not paying dividends on these preferred shares if no dividends were paid on BNP Paribas SA ordinary shares and no coupons were paid on preferred share equivalents (Undated Super Subordinated Notes) in the previous year. Unpaid dividends were not carried forward. The preferred shares were redeemed by the issuer in December 2007 at the end of the contractual ten-year period.

In October 2000, a USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a fixed rate dividend for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, two undated non-cumulative preferred share issues, of EUR 350 million and EUR 500 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue paid a fixed rate dividend over five years minimum, and shares in the second issue pay a fixed rate dividend over ten years. Shares in the first issue were redeemed by the issuer in October 2006 at the end of the contractual five-year period. Shares in the second issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a fixed rate annual dividend over ten years, and shares in the second issue paid a fixed rate quarterly dividend over five years. Shares in the first issue are redeemable at the issuer's discretion after a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend. Shares in the second issue were redeemed by the issuer in June 2007 at the end of the contractual five-year period.

In January 2003, a non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. The shares pay an annual fixed rate dividend. They are redeemable at the end of a 10-year period and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed quarterly dividend.

In 2003 and 2004, the LaSer-Cofinoga sub-group – which is proportionately consolidated by BNP Paribas – carried out three issues of undated non-voting preferred shares through special purpose entities governed by UK law and exclusively controlled by the LaSer-Cofinoga sub-group. These shares pay a non-cumulative preferred dividend for a ten-year period, at a fixed rate for those issued in 2003 and an indexed rate for the 2004 issue. After this ten-year period, they will be redeemable at par at the issuer's discretion at the end of each quarter on the coupon date, and the dividend payable on the 2003 issue will become Euribor-indexed.

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNPP Capital Trust	October 2000	USD	500 millions	9.003%	10 years	3-month Libor + 3.26%
BNPP Capital Trust III	October 2001	EUR	500 millions	6.625%	10 years	3-month Euribor + 2.6%
BNPP Capital Trust IV	January 2002	EUR	660 millions	6.342%	10 years	3-month Euribor + 2.33%
BNPP Capital Trust VI	January 2003	EUR	700 millions	5.868%	10 years	3-month Euribor + 2.48%
Cofinoga Funding I LP	March 2003	EUR	100 millions (1)	6.820%	10 years	3-month Euribor + 3.75%
Cofinoga Funding II LP	January and May 2004	EUR	80 millions (1)	TEC 10 (2) + 1.35%	10 years	TEC 10 (2) + 1.35%

(1) Before application of the proportionate consolidation rate
(2) TEC 10 is the daily long-term government bond index, corresponding to the yield to maturity of a ficticious 10-year Treasury note

The proceeds of these issues are recorded under "Minority interests" in the balance sheet, and the dividends are reported under "Minority interests" in the profit and loss account.

- Undated Super Subordinated Notes (preferred share equivalents) issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing USD 1,350 million. The notes pay a semi-annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2015, they will pay a quarterly Libor-indexed coupon.

In October 2005, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 1,000 million and USD 400 million respectively. The notes in both issues pay an annual fixed rate coupon. They are redeemable at the end of a 6-year period and thereafter at each coupon date. If the notes are not redeemed in October 2011, they will continue to pay the fixed-rate coupon.

In April 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes representing EUR 750 million and GBP 450 million respectively. The notes in both issues pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2016, they will pay a quarterly Euribor-indexed coupon in the case of the first issue, and a Libor-indexed coupon in the case of the second issue.

In July 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes in the first issue - representing EUR 150 million - pay an annual fixed rate coupon. These euro-denominated notes are redeemable at the end of a 20-year period and thereafter at each coupon date. If the notes are not redeemed in 2026, they will pay a quarterly Euribor-indexed coupon. The notes in the second issue - representing GBP 325 million - pay an annual fixed rate coupon. These sterling-denominated notes are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2016, they will pay a quarterly Libor-indexed coupon.

In April 2007, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing EUR 750 million. The notes pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2017, they will pay a quarterly Euribor-indexed coupon.

In June 2007, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes. The notes in the first issue - representing USD 600 million - pay a quarterly fixed rate coupon and are redeemable at the end of a 5-year period. The notes in the second issue - representing USD 1,100 million - pay a semi-annual fixed rate coupon. They are redeemable at the end of a 30-year period and thereafter at each coupon date. If the notes are not redeemed in 2037, they will pay a quarterly Libor-indexed coupon.

In October 2007, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes representing GBP 200 million. The notes pay an annual fixed rate coupon. They are redeemable at the end of a 10-year period and thereafter at each coupon date. If the notes are not redeemed in 2017, they will pay a quarterly Libor-indexed coupon.

BNP Paribas has the option of not paying interest due on these Undated Super Subordinated Notes if no dividends were paid on BNP Paribas SA ordinary shares or on preferred shares in the previous year. Unpaid interest is not carried forward.

The contracts relating to these Undated Super Subordinated Notes contain a loss absorption clause. Under the terms of this clause, in the event of insufficient regulatory capital – which is not fully offset by a capital increase or any other equivalent measure – the nominal value of the notes may be reduced in order to serve as a new basis for the calculation of the related coupons until the capital deficiency is made up and the nominal value of the notes is increased to its original amount. However, in the event of the liquidation of BNP Paribas, the amount due to the holders of these notes will represent their original nominal value irrespective of whether or not their nominal value has been reduced.

Issuer	Date of issue	Currency	Amount	Rate and term before 1st call date		Rate after 1st call date
BNP Paribas SA	June 2005	USD	1 350 millions	5.186%	10 years	USD 3-month Libor + 1.68%
BNP Paribas SA	October 2005	EUR	1 000 millions	4.875%	6 years	4.875%
BNP Paribas SA	October 2005	USD	400 millions	6.250%	6 years	6.250%
BNP Paribas SA	April 2006	EUR	750 millions	4.730%	10 years	3-month Euribor + 1.69%
BNP Paribas SA	April 2006	GBP	450 millions	5.945%	10 years	GBP 3-month Libor + 1.13%
BNP Paribas SA	July 2006	EUR	150 millions	5.450%	20 years	3-month Euribor + 1.92%
BNP Paribas SA	July 2006	GBP	325 millions	5.945%	10 years	GBP 3-month Libor + 1.81%
BNP Paribas SA	April 2007	EUR	750 millions	5.019%	10 years	3-month Euribor + 1.72%
BNP Paribas SA	June 2007	USD	600 millions	6.500%	5 years	6.50%
BNP Paribas SA	June 2007	USD	1 100 millions	7.195%	30 years	USD 3-month Libor + 1.29%
BNP Paribas SA	October 2007	GBP	200 millions	7.436%	10 years	GBP 3-month Libor + 1.85%

The proceeds raised by these issues are recorded in equity under "Retained earnings". In accordance with IAS 21, issues denominated in foreign currencies are recognised at their historical value based on their translation into euros at the issue date. Interest on the instruments is treated in the same way as dividends.

- Own equity instruments (shares issued by BNP Paribas and held by the Group)

The 5th resolution of the Shareholders' General Meeting of 23 May 2006 authorised BNP Paribas to buy back shares representing up to 10% of the Bank's issued capital at a maximum purchase price of EUR 100. The shares could be acquired for the following purposes: for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting; to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the award of consideration-free shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans; to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions; within the scope of a liquidity agreement; or for asset and financial management purposes.

This authorisation, which was given for a period of 18 months, was cancelled and replaced by the authorisation granted under the 5th resolution of the Shareholders' General Meeting of 15 May 2007, which authorised the Board of Directors to buy back shares representing up to 10% of the Bank's issued capital for the same purposes as under the previous resolution, but at a maximum purchase price of EUR 105 per share. This latter authorisation was granted for a period of eighteen months.

In addition, a BNP Paribas subsidiary involved in market index trading and arbitrage activities carries out, as part of these activities, short selling of shares issued by BNP Paribas SA.

At 31 December 2007, the Group held 8,972,652 BNP Paribas shares representing an amount of EUR 619 million, deducted from shareholders' equity in the balance sheet.

	Proprietary transactions		Trading account transactions		Total	
Own equity instruments (shares issued by BNP Paribas and held by the Group)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 31 December 2005	9,060,019	461	(4,335,737)	(296)	4,724,282	165
Acquisitions	12,512,868	945			12,512,868	945
Other movements	(2,327,379)	(114)	10,302,138	790	7,974,759	676
Shares held at 31 December 2006	19,245,508	1,292	5,966,401	494	25,211,909	1,786
Acquisitions	26,776,958	2,223			26,776,958	2,223
Reduction in share capital	(32,111,135)	(2,428)			(32,111,135)	(2,428)
Other movements	(4,775,217)	(457)	(6,129,863)	(505)	(10,905,080)	(962)
Shares held at 31 December 2007	9,136,114	630	(163,462)	(11)	8,972,652	619

- Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	Year to 31 Dec. 2007	Year to 31 Dec. 2006
Net income used to calculate basic and diluted earnings per share (in millions of euros) [1]	**7,629**	**7,180**
Weighted average number of ordinary shares outstanding during the year	**898,407,216**	**893,811,947**
Effect of potentially dilutive ordinary shares	7,629,130	9,518,828
Weighted average number of ordinary shares used to calculate diluted earnings per share	**906,036,346**	**903,330,775**
Basic earnings per share (in euros)	**8.49**	**8.03**
Diluted earnings per share (in euros)	**8.42**	**7.95**

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (qualified as preferred share equivalents), which for accounting purposes is treated as dividends.

A dividend of EUR 3.10 per share was paid in 2007 out of 2006 net income (compared with a dividend EUR 2.60 per share paid in 2006 out of 2005 net income).

8.b SCOPE OF CONSOLIDATION

Name		(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consolidating company									
BNP Paribas SA						France	Full	100.00%	100.00%
French Retail Banking									
Banque de Bretagne	*					France	Full	100.00%	100.00%
BNP Paribas Developpement SA	*					France	Full	100.00%	100.00%
BNP Paribas Factor	*					France	Full	100.00%	100.00%
Compagnie pour le Financement des Loisirs - Cofiloisirs			2			France	Equity	33.33%	33.33%
Retail Banking - Italy (BNL Banca Commerciale)									
Artigiancassa SPA		1				Italy	Full	73.86%	73.86%
Artigiansoa - Org. Di Attestazione SPA		1		7		Italy	Equity	80.00%	59.08%
Banca Nazionale del Lavoro SPA		1			5	Italy			
BNL Broker Assicurazioni SPA		1		6		Italy	Full	100.00%	100.00%
BNL Direct Services SPA		1			5	Italy			
BNL Edizioni SRL		1		7		Italy	Equity	100.00%	100.00%
BNL Finance SPA		1				Italy	Full	100.00%	100.00%
BNL Partecipazioni SPA		1				Italy	Full	100.00%	100.00%
BNL Positivity SRL		1				Italy	Full	51.00%	51.00%
BNL Progetto SPA				2		Italy	Full	100.00%	100.00%
Creaimpresa SPA (Groupe)		1		7		Italy	Equity	76.90%	56.80%
Elep SPA		1				Italy	Equity	49.03%	27.85%
International Factors Italia SPA - Ifitalia		1				Italy	Full	99.65%	99.65%
Serfactoring SPA		1				Italy	Equity	27.00%	26.94%
$									
Vela ABS		1				Italy	Full		
Vela Home SRL		1				Italy	Full		
Vela Public Sector SRL		1				Italy	Full		
International Retail and Financial Services									
Retail Banking - United States of America									
1897 Services Corporation						U.S.A	Full	100.00%	100.00%
AmerUS Leasing, Incorporated.						U.S.A	Full	100.00%	100.00%
BancWest Corporation						U.S.A	Full	100.00%	100.00%
Bancwest Investment Services, Incorporated						U.S.A	Full	100.00%	100.00%
Bank of the West Business Park Association LLC						U.S.A	Full	53.49%	47.60%
Bank of the West						U.S.A	Full	100.00%	100.00%
Bishop Street Capital Management Corporation						U.S.A	Full	100.00%	100.00%
BW Insurance Agency, Incorporated						U.S.A	Full	100.00%	100.00%
BW Leasing, Incorporated						U.S.A	Full	100.00%	100.00%
Center Club, Incorporated						U.S.A	Full	100.00%	100.00%
CFB Community Development Corporation						U.S.A	Full	100.00%	100.00%
Commercial Federal Affordable Housing, Incorporated.						U.S.A	Full	100.00%	100.00%
Commercial Federal Community Development Corporation						U.S.A	Full	100.00%	100.00%
Commercial Federal Insurance Corporation						U.S.A	Full	100.00%	100.00%
Commercial Federal Investments Services, Incorporated						U.S.A	Full	100.00%	100.00%
Commercial Federal Realty Investors Corporation						U.S.A	Full	100.00%	100.00%
Commercial Federal Service Corporation						U.S.A	Full	100.00%	100.00%
Community First Home Mortgage						U.S.A	Full	100.00%	100.00%
Community First Insurance, Incorporated						U.S.A	Full	100.00%	100.00%
Community Service, Incorporated						U.S.A	Full	100.00%	100.00%
Contractors Insurance Services						U.S.A	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Retail Banking - United States of America (cont'd)								
Equity Lending Incorporated					U.S.A	Full	100.00%	100.00%
Essex Crédit Corporation					U.S.A	Full	100.00%	100.00%
FHL Lease Holding Company Incorporated					U.S.A	Full	100.00%	100.00%
FHL SPC One, Incorporated					U.S.A	Full	100.00%	100.00%
First Bancorp					U.S.A	Full	100.00%	100.00%
First Hawaiian Bank					U.S.A	Full	100.00%	100.00%
First Hawaiian Leasing, Incorporated					U.S.A	Full	100.00%	100.00%
First National Bancorp, Incorporated				4	U.S.A			
First National Bancorporation					U.S.A	Full	100.00%	100.00%
First Santa Clara Corporation					U.S.A	Full	100.00%	100.00%
First Savings Investment Corporation					U.S.A	Full	100.00%	100.00%
HBC Aviation, LLC					U.S.A	Prop.	40.48%	36.61%
KIC Technology1, Incorporated					U.S.A	Full	100.00%	100.00%
KIC Technology2, Incorporated					U.S.A	Full	100.00%	100.00%
KIC Technology3, Incorporated					U.S.A	Full	100.00%	100.00%
Liberty Leasing Company					U.S.A	Full	100.00%	100.00%
Mountain Fall Acquisition					U.S.A	Full	100.00%	100.00%
Nabity - Perry Insurance, Incorporated				5	U.S.A			
ORE, Incorporated					U.S.A	Full	100.00%	100.00%
Roxborough Acquisition Corporation					U.S.A	Full	100.00%	100.00%
St Paul Agency Incorporated					U.S.A	Full	100.00%	100.00%
The Bankers Club, Incorporated					U.S.A	Full	100.00%	100.00%
The Voyager HR Group					U.S.A	Full	100.00%	100.00%
Special Purpose Entities								
CFB Capital 4					U.S.A	Full		
Commercial Federal Capital Trust 1					U.S.A	Full		
Commercial Federal Capital Trust 2					U.S.A	Full		
Commercial Federal Capital Trust 3					U.S.A	Full		
First Hawaiian Capital 1					U.S.A	Full		
Leasing - Finance Leases								
Albury Asset Rentals Limited					UK	Full	100.00%	100.00%
All In One Allemagne					Germany	Full	100.00%	100.00%
All In One Vermietung GmbH		12	8		Austria	Full	100.00%	100.00%
Antin Bail *					France	Full	100.00%	100.00%
Aprolis Finance					France	Full	51.00%	51.00%
Avelingen Finance BV		4			Netherlands			
Barloword Heftruck BV					Netherlands	Equity	50.00%	50.00%
BNP Paribas Lease Group *					France	Full	100.00%	100.00%
BNP Paribas Lease Group BV					Netherlands	Full	100.00%	100.00%
BNP Paribas Lease Group GmbH & Co KG			2		Austria	Full	100.00%	100.00%
BNP Paribas Lease Group Holding SPA					Italy	Full	100.00%	100.00%
BNP Paribas Lease Group KFT	2				Hungary	Full	100.00%	100.00%
BNP Paribas Lease Group Netherlands BV					Netherlands	Full	100.00%	100.00%
BNP Paribas Lease Group Polska SP z.o.o		12	8		Poland	Full	100.00%	100.00%
BNP Paribas Lease Group RT	2				Hungary	Full	100.00%	100.00%
BNP Paribas Lease Group UK PLC					UK	Full	100.00%	100.00%
BNP Paribas Lease Group SA Belgium					Belgium	Full	100.00%	100.00%
BNP Paribas Lease Group SPA					Italy	Full	100.00%	100.00%
BNP Paribas Leasing Gmbh					Germany	Full	100.00%	100.00%
Bureau Services Limited					UK	Full	100.00%	100.00%
Centro Leasing SPA				3	Italy			
Claas Financial Services					France	Full	60.11%	60.11%
Claas Financial Services Limited			2		UK	Full	51.00%	51.00%
Claas Leasing Gmbh					Germany	Full	100.00%	60.11%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Leasing - Finance Leases (cont'd)								
CNH Capital Europe *					France	Full	50.10%	50.10%
CNH Capital Europe Limited					UK	Full	100.00%	50.10%
Cofiplan *		2			France	Full	99 99%	99 99%
Commercial Vehicle Finance Limited					UK	Full	100 00%	100.00%
Cooperleasing SPA	1		13	3	Italy			
Diamond Finance UK Limited					UK	Full	60 00%	60.00%
Equipment Lease BV					Netherlands	Full	100 00%	100.00%
Geveke Rental BV		4			Netherlands			
H.F.G L Limited					UK	Full	100.00%	100.00%
HIH Management Limited		4			UK			
Humberclyde Commercial Investments Limited					UK	Full	100.00%	100.00%
Humberclyde Commercial Investments N°1 Limited					UK	Full	100.00%	100.00%
Humberclyde Commercial Investments N° 4 Limited					UK	Full	100.00%	100.00%
Humberclyde Finance Limited					UK	Full	100.00%	100.00%
Humberclyde Industrial Finance Limited					UK	Full	100.00%	100.00%
Humberclyde Investments Limited					UK	Full	100.00%	100.00%
Humberclyde Management Services Limited		4			UK			
Humberclyde Spring Leasing Limited		4			UK			
JCB Finance (ex SA Finance et Gestion) *					France	Full	70.00%	70.00%
Leaseco International BV					Netherlands	Full	100.00%	100.00%
Leasing J. Van Breda & Cie	1	5			Belgium			
Locafit SPA	1		13		Italy	Full	100.00%	100.00%
Locatrice Italiana SPA	1		13		Italy	Full	100.00%	100.00%
Locatrice Strumentale SRL	1		13	5	Italy			
Manitou Finance Limited		2			UK	Full	51.00%	51.00%
Natiobail 2 *					France	Full	100.00%	100.00%
Natiocrédibail *					France	Full	100.00%	100.00%
Natiocrédimurs *					France	Full	100.00%	100.00%
Natioénergie *					France	Full	100.00%	100.00%
Paricomi *					France	Full	100.00%	100.00%
SAS MFF *					France	Full	51.00%	51.00%
Same Deutz-Fahr Finance					France	Full	100.00%	100.00%
Same Deutz Fahr Finance Limited					UK	Full	100.00%	100.00%
UFB Asset Finance Limited					UK	Full	100.00%	100.00%
United Care Group Limited					UK	Full	100.00%	100.00%
United Care (Cheshire) Limited					UK	Full	100.00%	100.00%
United Corporate Finance Limited		4			UK			
United Inns Management Limited		4			UK			
Consumer Credit								
Axa Banque Financement		2			France	Equity	35 00%	35.00%
Banco Cetelem Argentina			11		Argentina	Full	60 00%	60.00%
Banco Cetelem Portugal					Portugal	Full	100.00%	100.00%
Banco Cetelem SA					Spain	Full	100.00%	100 00%
Bieffe 5 SPA			2		Italy	Equity	100.00%	50 00%
Carrefour Administration Cartos de Creditos - CACC					Brazil	Equity	40.00%	40.00%
Cetelem					France	Full	100.00%	100.00%
Cetelem Algérie		12	8		Algeria	Full	100.00%	100.00%
Cetelem America					Brazil	Full	100.00%	100.00%
Cetelem Asia			2		Hong-Kong	Full	100.00%	100.00%
Cetelem Bank SA					Poland	Full	100.00%	100.00%
Cetelem Belgium					Belgium	Full	100.00%	100.00%
Cetelem Benelux BV					Netherlands	Full	100.00%	100.00%
Cetelem Brésil					Brazil	Full	100.00%	100.00%
Cetelem CR					Czech Rep.	Full	100.00%	100.00%
Cetelem IFN SA	1				Romania	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4 1 of CRBF regulation 2000 03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Consumer Credit (cont'd)								
Cetelem Maroc					Morocco	Full	99.79%	92.64%
Cetelem Mexico SA de CV		12	8		Mexico	Full	100.00%	100.00%
Cetelem Polska Expansion SA					Poland	Full	100.00%	100.00%
Cetelem Processing Services (Shanghai) Limited		12	8		China	Full	100.00%	100.00%
Cetelem Serviços Limitada			2		Brazil	Equity	100.00%	100.00%
Cetelem Slovensko	2				Slovakia	Full	100.00%	100.00%
Cetelem Thailande					Thailand	Full	100.00%	100.00%
Cetelem UK					UK	Full	100.00%	100.00%
Cofica Bail *					France	Full	100.00%	100.00%
Cofidis France					France	Equity	15.00%	15.00%
Cofinoga					France	Prop.	100.00%	50.00%
Cofiparc SNC					France	Full	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce *					France	Full	100.00%	100.00%
Credial Italie SPA	2				Italy	Prop.	50.00%	50.00%
Credirama SPA				2	Italy	Equity	51.00%	25.50%
Credisson Holding Limited	1				Cyprus	Full	100.00%	100.00%
Crédit Moderne Antilles *					France	Full	100.00%	100.00%
Crédit Moderne Guyane *					France	Full	100.00%	100.00%
Crédit Moderne Océan Indien *					France	Full	97.81%	97.81%
Dresdner-Cetelem Kreditbank (ex Cetelem Bank Gmbh)					Germany	Full	50.10%	50.10%
Effico Iberia					Spain	Full	100.00%	100.00%
Effico Soreco					France	Full	99.95%	99.95%
Eurocredito					Spain	Full	100.00%	100.00%
Facet *					France	Full	100.00%	100.00%
Fidem *					France	Full	51.00%	51.00%
Fimestic Expansion SA					Spain	Full	100.00%	100.00%
Findomestic					Italy	Prop.	50.00%	50.00%
Findomestic Banka a.d		12			Serbia	Equity	49.88%	49.88%
Findomestic Leasing SPA				2	Italy	Equity	50.00%	50.00%
JetFinance International				1	Bulgaria	Equity	100.00%	100.00%
KBC Pinto Systems		2			Belgium	Equity	39.99%	39.99%
Laser (Groupe)	10				France	Prop.	50.00%	50.00%
Loisirs Finance *					France	Full	51.00%	51.00%
Magyar Cetelem					Hungary	Full	100.00%	100.00%
Métier Regroupement de Crédits *		12	8		France	Full	100.00%	100.00%
Monabank		2			France	Equity	34.00%	34.00%
Natixis Financement (ex Caisse d'Epargne Financement - CEFI) *					France	Equity	33.00%	33.00%
Norrsken Finance					France	Full	51.00%	51.00%
Novacrédit		2		5	France			
Prestacomer SA de CV				2	Mexico	Equity	50.00%	50.00%
Projeo *		2			France	Full	51.00%	51.00%
SA Domofinance	9				France	Prop.	55.00%	55.00%
Servicios Financieros Carrefour EFC					Spain	Equity	44.08%	40.00%
Société de Paiement Pass					France	Equity	40.01%	40.01%
Submarino Finance Promotora de Credito Limitada		2			Brazil	Prop.	50.00%	50.00%
Including Debt Investment Fund								
FCC Findomestic	4				Italy			
FCC Master Dolphin					Italy	Prop.	50.00%	0.00%
FCC Master Noria	4				France			
FCC Retail ABS Finance					France	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name		(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property Loans									
Banca UCB SPA						Italy	Full	100.00%	100.00%
BNP Paribas Invest Immo	*					France	Full	100.00%	100.00%
SAS Prêts et Services	*					France	Full	100.00%	100.00%
Sundaram Home Finance Limited					1	India	Equity	49.90%	49.90%
UCB	*					France	Full	100.00%	100.00%
UCB Hypotheken						Netherlands	Full	100.00%	100.00%
UCB Suisse			12	8		Switzerland	Full	100.00%	100.00%
Union de Creditos Immobiliarios - UCI (Groupe)						Spain	Prop.	50.00%	50.00%
Including Debt Investment Fund									
FCC Domos 2003						France	Full	100.00%	100.00%
FCC Master Domos						France	Full	100.00%	100.00%
FCC Master Domos 4						France	Full	100.00%	100.00%
FCC Master Domos 5						France	Full	100.00%	100.00%
FCC U.C.I 4-17 (ex FCC 4-16)						Spain	Prop.	50.00%	50.00%
Contract Hire and Fleet Management									
Arius SA						France	Full	100.00%	100.00%
Arma Beheer BV						Netherlands	Full	100.00%	100.00%
Artegy Limited						UK	Full	100.00%	100.00%
Artegy SAS						France	Full	100.00%	100.00%
Arval Austria GmbH					2	Austria	Equity	100.00%	100.00%
Arval Belgium						Belgium	Full	100.00%	100.00%
Arval Brasil Limitada			12			Brazil	Equity	100.00%	100.00%
Arval Business Services Limited						UK	Full	100.00%	100.00%
Arval BV						Netherlands	Full	100.00%	100.00%
Arval Deutschland GmbH						Germany	Full	100.00%	100.00%
Arval ECL SAS						France	Full	100.00%	100.00%
Arval India Private Limited					12	India	Equity	100.00%	100.00%
Arval Limited						UK	Full	100.00%	100.00%
Arval Luxembourg						Luxembourg	Full	100.00%	100.00%
Arval NV						Belgium	Full	100.00%	100.00%
Arval PHH Holding SAS						France	Full	100.00%	100.00%
Arval PHH Holdings Limited						UK	Full	100.00%	100.00%
Arval PHH Holdings UK Limited						UK	Full	100.00%	100.00%
Arval PHH Service Lease CZ			12	8		Czech Rep.	Full	100.00%	100.00%
Arval Portugal						Portugal	Full	100.00%	100.00%
Arval Russie			12			Russia	Equity	100.00%	99.99%
Arval Schweiz AG						Switzerland	Full	100.00%	100.00%
Arval Service Lease						France	Full	100.00%	100.00%
Arval Service Lease Espagne						Spain	Full	99.98%	99.97%
Arval Service Lease Italia						Italy	Full	100.00%	100.00%
Arval Service Lease Polska SP						Poland	Full	100.00%	100.00%
Arval Service Lease Romania SRL					12	Romania	Equity	100.00%	100.00%
Arval Trading		2				France	Full	100.00%	100.00%
Arval UK Group Limited						UK	Full	100.00%	100.00%
Arval UK Limited						UK	Full	100.00%	100.00%
BNP Paribas Fleet Holdings Limited						UK	Full	100.00%	100.00%
Dialcard Fleet Information Services Limited						UK	Full	100.00%	100.00%
Dialcard Limited						UK	Full	100.00%	100.00%
Gestion et Location Holding						France	Full	100.00%	100.00%
Harpur UK Limited						UK	Full	100.00%	100.00%
Overdrive Business Solutions Limited						UK	Full	100.00%	100.00%
Overdrive Credit Card Limited						UK	Full	100.00%	100.00%
PHH Financial services Limited						UK	Full	100.00%	100.00%
PHH Holdings (1999) Limited						UK	Full	100.00%	100.00%
PHH Investment Services Limited						UK	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Contract Hire and Fleet Management (cont'd)								
PHH Leasing (N°9) Limited					UK	Full	100.00%	100.00%
PHH Treasury Services Limited					UK	Full	100.00%	100.00%
PHH Truck Management Services Limited					UK	Full	100.00%	100.00%
Pointeuro Limited					UK	Full	100.00%	100.00%
The Harpur Group UK Limited					UK	Full	100.00%	100.00%
Emerging and overseas markets								
Bank of Nanjing (ex Nanjing City Commercial Bank Corp Limited)	1				China	Equity	12.61%	12.61%
Banque Internationale du Commerce et de l'Industrie Burkina Faso					Burkina Faso	Full	51.00%	51.00%
Banque Internationale du Commerce et de l'Industrie Cote d'Ivoire					Ivory Coast	Full	67.49%	67.49%
Banque Internationale du Commerce et de l'Industrie Gabon					Gabon	Full	46.67%	46.67%
Banque Internationale du Commerce et de l'Industrie Guinée		2			Guinea	Equity	30.83%	30.83%
Banque Internationale du Commerce et de l'Industrie Mali		12	8		Mali	Full	85.00%	85.00%
Banque Internationale du Commerce et de l'Industrie Senegal					Senegal	Full	54.11%	54.11%
Banque Malgache de l'Ocean Indien					Madagascar	Full	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie					Morocco	Full	63.85%	63.85%
Banque Marocaine du Commerce et de l'Industrie Crédit Conso			2		Morocco	Full	100.00%	77.96%
Banque Marocaine du Commerce et de l'Industrie Gestion		12			Morocco	Equity	100.00%	63.85%
Banque Marocaine du Commerce et de l'Industrie Leasing					Morocco	Full	72.03%	46.00%
Banque Marocaine du Commerce et de l'Industrie Offshore					Morocco	Full	100.00%	63.85%
Banque pour le Commerce et l'Industrie de la Mer Rouge				3	Djibouti			
BNP Intercontinentale - BNPI *					France	Full	100.00%	100.00%
BNP Paribas BDDI Participations					France	Full	100.00%	100.00%
BNP Paribas Cyprus Limited					Cyprus	Full	100.00%	100.00%
BNP Paribas El Djazair					Algeria	Full	100.00%	100.00%
BNP Paribas Guadeloupe *					France	Full	100.00%	100.00%
BNP Paribas Guyane *					France	Full	100.00%	100.00%
BNP Paribas Le Caire					Egypt	Full	95.19%	95.19%
BNP Paribas Martinique *					France	Full	100.00%	100.00%
BNP Paribas Nouvelle Caledonie *					France	Full	100.00%	100.00%
BNP Paribas Réunion *					France	Full	100.00%	100.00%
BNP Paribas Vostok Holdings	2				France	Full	100.00%	100.00%
Sahara Bank LSC				1	Libya	Equity	19.00%	19.00%
SIFIDA			4		Luxembourg			
Turk Ekonomi Bankasi Yatirimlar Anonim Sirketi (Groupe)					Turkey	Prop.	50.00%	50.00%
Ukranian Insurance Alliance		12			Ukraine	Equity	49.99%	25.50%
Ukrsib Asset Management				2	Ukraine	Equity	99.94%	50.97%
Ukrsib Asset Management Pf Fund				2	Ukraine	Equity	99.97%	50.98%
UkrSibbank		1			Ukraine	Full	51.00%	51.00%
BNP Paribas Vostok LLC (ex UkrSibbank LLC)		12	8		Russia	Full	100.00%	100.00%
Union Bancaire pour le Commerce et l'Industrie					Tunisia	Full	50.00%	50.00%
Union Bancaire pour le Commerce et l'Industrie Leasing					Tunisia	Full	75.40%	37.70%
Special Purpose Entities								
Vela Lease SRL	1		13		Italy	Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Asset Management & Services								
Insurance								
Assu-Vie SA		12			France	Equity	50.00%	50.00%
Banque Financiere Cardif	5				France			
BNL Vita SPA	1		13		Italy	Equity	49.00%	49.00%
BNP Paribas Assurance				5	France			
BNP Paribas Assurance (ex Cardif SA)					France	Full	100.00%	100.00%
Cardif Assicurazioni SPA					Italy	Full	100.00%	100.00%
Cardif Assurance Vie					France	Full	100.00%	100.00%
Cardif Assurance Vie Polska					Poland	Full	100.00%	100.00%
Cardif Compania de Seguros				2	Perou	Equity	100.00%	100.00%
Cardif Compania de Seguros de Vida				11	Argentina	Equity	100.00%	100.00%
Cardif do Brasil Seguros					Brazil	Full	100.00%	100.00%
Cardif do Brasil Seguros e Garantias		12			Brazil	Equity	100.00%	100.00%
Cardif Holdings Incorporation				2	U.S.A	Full	99.89%	99.89%
Cardif Leven					Belgium	Full	100.00%	100.00%
Cardif Levensverzekeringen NV					Netherlands	Full	100.00%	100.00%
Cardif Life Insurance Company Corporation				2	U.S.A	Full	100.00%	99.89%
Cardif Mexico Seguros de Vida		12			Mexico	Equity	100.00%	100.00%
Cardif Mexico Seguros Generales SA		12			Mexico	Equity	100.00%	100.00%
Cardif Nederland Holding BV					Netherlands	Full	100.00%	100.00%
Cardif Nordic				2	Sweden	Equity	100.00%	100.00%
Cardif Pinnacle Insurance Holding Limited (ex Pinnafrica Holding Limited)		12		8	South Africa	Full	100.00%	100.00%
Cardif RD					France	Full	100.00%	100.00%
Cardif Retraite Assurance Vie	11				France	Full	100.00%	100.00%
Cardif Schadeverzekeringen NV					Netherlands	Full	100.00%	100.00%
Cardivida Correduria de Seguros		12			Spain	Equity	100.00%	100.00%
Centro Vita Assicurazioni SPA					Italy	Prop.	49.00%	49.00%
Compagnie Bancaire Uk Fonds C					UK	Full	100.00%	100.00%
Compania de Seguros Generales					Chile	Full	100.00%	100.00%
Compania de Seguros Vida SA	11				Chile	Full	100.00%	100.00%
Cybele RE			5		Luxembourg			
Darnell Limited					Ireland	Full	100.00%	100.00%
European Reinsurance Limited				11	UK	Equity	100.00%	100.00%
Financial Telemarketing Services				11	UK	Equity	100.00%	100.00%
GIE BNP Paribas Assurance					France	Full	100.00%	99.00%
Global Euro			2		France	Full	100.00%	99.83%
Investlife Luxembourg SA					Luxembourg	Full	100.00%	100.00%
Natio Assurance					France	Prop.	50.00%	50.00%
Natio Fonds Athenes Investissement 5			2		France	Full	100.00%	100.00%
Natio Fonds Collines Investissement 1			2		France	Full	100.00%	100.00%
Natio Fonds Collines Investissement 3			2		France	Full	100.00%	100.00%
Patrimoine Management & Associés	1				France	Full	67.00%	67.00%
Pinnacle Insurance Holding PLC					UK	Full	100.00%	100.00%
Pinnacle Insurance Management Services PLC					UK	Full	100.00%	100.00%
Pinnacle Insurance PLC					UK	Full	100.00%	100.00%
Pinnafrica Insurance Company Limited		12			South Africa	Equity	100.00%	100.00%
Pinnafrica Insurance Life Limited		12			South Africa	Equity	100.00%	100.00%
Pojistovna Cardif Pro Vita		12			Czech Rep.	Equity	100.00%	100.00%
Pojistovna Cardif Slovakia A.S				11	Czech Rep.	Equity	100.00%	100.00%
SARL Carma Grand Horizon			2		France	Full	100.00%	100.00%
SARL Reumal Investissements					France	Full	100.00%	100.00%
SAS Hibernia France				1	France	Full	100.00%	99.87%
SCA Capital France Hotel				1	France	Full	99.87%	99.87%
SCI 104-106 rue Cambronne					France	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Insurance (cont'd)								
SCI 14 rue Vivienne					France	Full	100.00%	100.00%
SCI 24-26 rue Duranton			3		France			
SCI 25 rue Abbe Carton			3		France			
SCI 25 rue Gutenberg			3		France			
SCI 40 rue Abbe Groult			3		France			
SCI 100 rue Lauriston					France	Full	100.00%	100.00%
SCI 6 Square Foch					France	Full	100.00%	100.00%
SCI 8-10 place du Commerce					France	Full	100.00%	100.00%
SCI Asnieres 1					France	Full	100.00%	100.00%
SCI Beausejour					France	Full	100.00%	100.00%
SCI BNP Paribas Pierre 2					France	Full	100.00%	100.00%
SCI Boulevard Malesherbes					France	Full	100.00%	100.00%
SCI Boulogne Centre					France	Full	100.00%	100.00%
SCI Boulogne Nungesser					France	Full	100.00%	100.00%
SCI Corosa					France	Full	100.00%	100.00%
SCI Courbevoie					France	Full	100.00%	100.00%
SCI Defense Etoile					France	Full	100.00%	100.00%
SCI Defense Vendome					France	Full	100.00%	100.00%
SCI Etoile					France	Full	100.00%	100.00%
SCI Immeuble Demours					France	Full	100.00%	100.00%
SCI Le Chesnay 1			3		France			
SCI Levallois 2					France	Full	100.00%	100.00%
SCI Maisons 1			3		France			
SCI Malesherbes Courcelles					France	Full	100.00%	100.00%
SCI Montrouge 2			3		France			
SCI Montrouge 3			3		France			
SCI Paris Cours de Vincennes			2		France	Full	100.00%	100.00%
SCI Moussorgski					France	Full	100.00%	100.00%
SCI Residence le Chatelard					France	Full	100.00%	100.00%
SCI rue Mederic					France	Full	100.00%	100.00%
SCI Rueil 1			3		France			
SCI Rueil Ariane					France	Full	100.00%	100.00%
SCI Rueil Caudron					France	Full	100.00%	100.00%
SCI Saint Maurice 2			3		France			
SCI Suresnes 2			3		France			
SCI Suresnes 3					France	Full	100.00%	100.00%
Shinan et Life Corée		2			South Korea	Prop.	50.00%	50.00%
State Bank India Life Cy		2			India	Equity	26.00%	26.00%
Thai Cardif Insurance Life Company Limited		2			Thailand	Equity	25.00%	25.00%
Valtitres			2		France	Full	100.00%	100.00%
Private Banking								
Banque Privée Anjou (ex Dexia Banque Privée) *			1	5	France			
Bergues Finance Holding					Bahamas	Full	100.00%	99.99%
BNL International Luxembourg	1		5		Luxembourg			
BNP Paribas Bahamas Limited (ex United European Bank Trust Nassau)					Bahamas	Full	100.00%	99.99%
BNP Paribas Espana SA					Spain	Full	99.57%	99.57%
BNP Paribas Investment Services LLC					U.S.A	Full	100.00%	100.00%
BNP Paribas Private Bank *					France	Full	100.00%	100.00%
BNP Paribas Private Bank Monaco *					France	Full	100.00%	99.99%
BNP Paribas Private Bank Switzerland	5				Switzerland			
Conseil Investissement					France	Full	100.00%	100.00%
Lavoro Bank Ag Zurigo	1		5		Switzerland			
Nachenius, Tjeenk et Co NV					Netherlands	Full	100.00%	100.00%
Servizio Italia SPA	1		4		Italy			
United European Bank Switzerland		5			Switzerland			

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Personal Investisor								
B*Capital *					France	Full	99.96%	99.96%
Cortal Consors France *					France	Full	100.00%	100.00%
FundQuest					France	Full	100.00%	100.00%
Geojit Financial Services Limited (Groupe)			1	10	India	Prop.	27.18%	27.18%
Asset Management								
Antin Participation 23				2	France	Equity	100.00%	100.00%
BNL Fondi Immobiliari	1		13		Italy	Full	100.00%	100.00%
BNL Gestioni SGR	1		13		Italy	Full	100.00%	100.00%
BNP PAM Group					France	Full	100.00%	100.00%
BNP Paribas Asset Management					France	Full	100.00%	100.00%
BNP Paribas Asset Management Asia				2	Hong-Kong	Equity	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada					Brazil	Full	100.00%	100.00%
BNP Paribas Asset Management GmbH		12			Germany	Equity	100.00%	100.00%
BNP Paribas Asset Management Japan Limited	11				Japan	Full	100.00%	100.00%
BNP Paribas Asset Management Group Luxembourg					Luxembourg	Full	99.66%	99.66%
BNP Paribas Asset Management Singapore Limited				2	Singapore	Equity	100.00%	100.00%
BNP Paribas Asset Management SGR Milan SPA		12		5	Italy			
BNP Paribas Asset Management UK Limited					UK	Full	100.00%	100.00%
BNP Paribas Asset Management Uruguay SA		12			Uruguay	Equity	100.00%	100.00%
BNP Paribas Epargne et Retraite Entreprise		5			France			
BNP Paribas Financière AMS (Fin'AMS) *		2			France	Full	100.00%	100.00%
BNP Paribas Fund Services France					France	Full	100.00%	100.00%
BNP Paribas Private Equity		12			France	Equity	100.00%	100.00%
BNP Paribas SGIIC		12			Spain	Equity	100.00%	99.57%
Cardif Asset Management					France	Full	100.00%	100.00%
Cardif Gestion d'Actifs	11				France	Full	100.00%	100.00%
Charter Atlantic Corporation (ex Fischer Francis Trees & Watts)			8		U.S.A	Full	100.00%	100.00%
Charter Atlantic Capital corporation			8		U.S.A	Full	100.00%	100.00%
Charter Atlantic Securities Incorporation			8		U.S.A	Full	100.00%	100.00%
Cooper Neff Alternative Managers		12	8		France	Full	71.51%	71.51%
Fauchier Partners Management Limited (Groupe)					UK	Prop.	50.00%	50.00%
Fischer Francis Trees & Watts Incorporation			8		U.S.A	Full	100.00%	100.00%
Fischer Francis Trees & Watts Kabushiki Kaisha			8		Japan	Full	100.00%	100.00%
Fischer Francis Trees & Watts Limited			8		UK	Full	100.00%	100.00%
Fischer Francis Trees & Watts Pte Limited			8		Singapore	Full	100.00%	100.00%
Fischer Francis Trees & Watts UK			8		UK	Full	100.00%	100.00%
Fund Quest Incorporation					U.S.A	Full	100.00%	100.00%
Overlay Asset Management		12			France	Equity	100.00%	100.00%
Shinhan BNP Paribas Investment Trust Management Co Ltd		12	10		South Korea	Prop.	50.00%	50.00%
Sundaram BNP Paribas Asset Management Company Limited		2			India	Equity	49.90%	49.90%
Securities services								
BNP Paribas Fund Services					Luxembourg	Full	100.00%	100.00%
BNP Paribas Fund Services Australasia Limited					Australia	Full	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited					Ireland	Full	100.00%	100.00%
BNP Paribas Fund Services Holdings					UK	Full	100.00%	100.00%
BNP Paribas Fund Services UK Limited					UK	Full	100.00%	100.00%
BNP Paribas Securities Services - BP2S *					France	Full	100.00%	100.00%
BNP Paribas Securities Services International Holding SA				5	France			
Banco Excel Bank SA			1	5	Spain			
Royal Bank of Scotland International Trustee (Guernesey Ltd)				1	Guernsey	Equity	100.00%	100.00%
Royal Bank of Scotland International Custody Bank Ltd				1	Jersey	Full	100.00%	100.00%
Royal Bank of Scotland International Securities Services (Holdings) Ltd				1	Jersey	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4 1 of CRBF regulation 2000 03

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property services								
Asset Partenaires					France	Full	100.00%	96.77%
Atisreal Expertise					France	Full	100.00%	100.00%
Atisreal Auguste-Thouard					France	Full	95.84%	95.84%
Atisreal Auguste-Thouard Habitat Foncier		5			France			
Atisreal Belgium SA					Belgium	Full	100.00%	100.00%
Atisreal Benelux SA					Belgium	Full	100.00%	100.00%
Atisreal Consult			5		France			
Atisreal Consult (ex SAS Astrim)					France	Full	100.00%	100.00%
Atisreal Consult GmbH					Germany	Full	100.00%	100.00%
Atisreal Espana SA					Spain	Full	100.00%	100.00%
Atisreal GmbH					Germany	Full	100.00%	100.00%
Atisreal Holding Belgium SA		5			Belgium			
Atisreal Holding France					France	Full	100.00%	100.00%
Atisreal Holding GmbH					Germany	Full	100.00%	100.00%
Atisreal International					France	Full	100.00%	100.00%
Atisreal Irlande			1		Ireland	Full	100.00%	100.00%
Atisreal Italia			1		Italy	Full	100.00%	100.00%
Atisreal Limited					UK	Full	100.00%	100.00%
Atisreal Luxembourg SA					Luxembourg	Full	100.00%	100.00%
Atisreal Netherlands BV	4				Netherlands			
Atisreal Property Management GmbH					Germany	Full	100.00%	100.00%
Atisreal Property Management Services					Belgium	Full	100.00%	100.00%
Atisreal Proplan GmbH					Germany	Full	87.59%	87.59%
Atisreal Services		4			France			
Atisreal USA Incorporated					U.S.A	Full	100.00%	100.00%
BNP Paribas Immobilier (ex Meunier Promotion)					France	Full	100.00%	100.00%
BNP Paribas Immobilier		5			France			
BNP Paribas Immobilier Property Management					France	Full	100.00%	100.00%
BNP Paribas Participations Finance Immobilier					France	Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management					France	Full	96.77%	96.77%
BNP Paribas Real Estate Investments services Ltd (ex Atisreal Weatheralls Financial Limited)					UK	Full	100.00%	100.00%
BNP Paribas Real Estate Property Developpement Italia				2	Italy	Full	100.00%	100.00%
BNP Paribas Real Estate Property Management Italia			1		Italy	Full	100.00%	100.00%
BSA Immobilier					France	Full	100.00%	100.00%
Cabinet Claude Sanchez			1		France	Full	100.00%	100.00%
Chancery Lane Management Services Limited					UK	Full	100.00%	100.00%
Compagnie Tertiaire	1		5		France			
F G Ingenierie et Promotion Immobilière					France	Full	100.00%	100.00%
Genisar Servicios Immobiliarios		1		5	Spain			
Immobiliere des Bergues					France	Full	100.00%	100.00%
Partner's & Services			1		France	Full	100.00%	100.00%
Partenaires Gerance Soprofinance				5	France			
SA Comadim Hispania			1		Spain	Full	100.00%	100.00%
SA Gerer					France	Full	100.00%	100.00%
SA Meunier Hispania			1		Spain	Full	100.00%	100.00%
SA Procodis			5		France			
SAS BNP Paribas Real Estate Property Management (ex SA Comadim)					France	Full	100.00%	100.00%
SAS BRSI			1		France	Full	100.00%	100.00%
SAS ECM Real Estate			1		France	Full	100.00%	100.00%
SAS Meunier Developpements					France	Full	100.00%	100.00%
SAS Meunier Habitat					France	Full	100.00%	100.00%
SAS Meunier Habitat Sud Ouest				2	France	Full	100.00%	100.00%
SAS Meunier Immobilière d'Entreprises					France	Full	100.00%	100.00%
SAS Meunier Méditerranée					France	Full	100.00%	100.00%
SAS Meunier Rhône Alpes					France	Full	100.00%	100.00%
SAS Multi Vest (France) 4			1		France	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Property services (cont'd)								
SAS Newport Management			1		France	Full	100.00%	100.00%
SAS Sofiane					France	Full	100.00%	100.00%
SAS Studelites (ex SNC Comadim Résidences Services)					France	Full	100.00%	100.00%
SNC Espaces Immobiliers					France	Full	100.00%	100.00%
SNC Lot 2 Porte d'Asnières					France	Full	100.00%	100.00%
SNC Meunier Gestion					France	Full	100.00%	100.00%
Sifonte SL		1		5	Spain			
Soprofinance		5			France			
SP & Partners				2	France	Full	95.84%	95.84%
Tasaciones Hipotecarias SA		1			Spain	Full	100.00%	100.00%
Valuation Consulting Limited		1			UK	Full	100.00%	100.00%
Weatheralls Consultancy Services Limited					UK	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000 03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Corporate & Investment Banking								
France								
BNP Paribas Arbitrage *					France	Full	100.00%	100.00%
BNP Paribas Equities France *					France	Full	99.96%	99.96%
BNP Paribas Equity Strategies France					France	Full	100.00%	100.00%
BNP Paribas Peregrine Group				5	France			
BNP Paribas Stratégies Actions					France	Full	100.00%	100.00%
Capstar Partners SAS France					France	Full	100.00%	100.00%
Harewood Asset Management		12			France	Equity	100.00%	100.00%
Paribas Dérivés Garantis Snc					France	Full	100.00%	100.00%
Parifergie *					France	Full	100.00%	100.00%
SAS Esomet					France	Full	100.00%	100.00%
SAS Parilease *					France	Full	100.00%	100.00%
Europe								
BNP Capital Finance Limited	4				Ireland			
BNP Factor Portugal					Portugal	Full	100.00%	100.00%
BNP Paribas Ireland					Ireland	Full	100.00%	100.00%
BNP Paribas (Bulgaria) AD					Bulgaria	Full	100.00%	100.00%
BNP Paribas Bank (Hungaria) RT					Hungary	Full	100.00%	100.00%
BNP Paribas Bank (Polska) SA					Poland	Full	100.00%	100.00%
BNP Paribas Bank NV					Netherlands	Full	100.00%	100.00%
BNP Paribas Capital Investments Limited					UK	Full	100.00%	100.00%
BNP Paribas Capital Markets Group Limited					UK	Full	100.00%	100.00%
BNP Paribas Commodity Futures Limited					UK	Full	100.00%	100.00%
BNP Paribas E & B Limited					UK	Full	100.00%	100.00%
BNP Paribas Finance PLC					UK	Full	100.00%	100.00%
BNP Paribas Fixed Assets Limited	4				UK			
BNP Paribas Luxembourg SA					Luxembourg	Full	100.00%	100.00%
BNP Paribas Net Limited					UK	Full	100.00%	100.00%
BNP Paribas Services	5				Switzerland			
BNP Paribas Sviluppo			4		Italy			
BNP Paribas Suisse SA					Switzerland	Full	99.99%	99.99%
BNP Paribas UK Holdings Limited					UK	Full	100.00%	100.00%
BNP Paribas UK Limited					UK	Full	100.00%	100.00%
BNP PUK Holding Limited					UK	Full	100.00%	100.00%
BNP Paribas ZAO					Russia	Full	100.00%	100.00%
Calilux SARL				2	Luxembourg	Full	60.00%	60.00%
Capstar Partners Limited					UK	Full	100.00%	100.00%
Dealremote Limited	4				UK			
Delta Reinsurance Limited	2		6		Ireland	Full	100.00%	100.00%
Harewood Holdings Limited		2			UK	Full	100.00%	100.00%
ISIS Factor SPA			4		Italy			
Landspire Limited				2	UK	Full	100.00%	100.00%
Paribas Management Service Limited	4				UK			
Paribas Trust Luxembourg SA					Luxembourg	Full	100.00%	100.00%
Utexam Limited					Ireland	Full	100.00%	100.00%
Americas								
BNP Paribas Andes			4		Perou			
BNP Paribas Asset Management Incorporated					U.S.A	Full	100.00%	100.00%
BNP Paribas Brasil SA					Brazil	Full	100.00%	100.00%
BNP Paribas Canada					Canada	Full	100.00%	100.00%
BNP Paribas Capstar Partners Incorporated					U.S.A	Full	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated					U.S.A	Full	100.00%	100.00%
BNP Paribas Leasing Corporation					U.S.A	Full	100.00%	100.00%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Americas (cont'd)								
BNP Paribas North America Incorporated					U.S.A	Full	100.00%	100.00%
BNP Paribas Principal Incorporated					U.S.A	Full	100.00%	100.00%
BNP Paribas RCC Incorporation					U.S.A	Full	100.00%	100.00%
BNP Paribas Securities Corporation					U.S.A	Full	100.00%	100.00%
Capstar Partners LLC					U.S.A	Full	100.00%	100.00%
Cooper Neff Advisors Incorporated					U.S.A	Full	100.00%	100.00%
Cooper Neff Group Incorporated					U.S.A	Full	100.00%	100.00%
French American Banking Corporation - F.A.B.C					U.S.A	Full	100.00%	100.00%
Paribas North America					U.S.A	Full	100.00%	100.00%
Petits Champs Participaçoes e Servicios SA					Brazil	Full	100.00%	100.00%
Asia - Oceania								
BNP Equities Asia Limited					Malaysia	Full	100.00%	100.00%
BNP Paribas (China) Limited					China	Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Asia Pacific) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Capital (Singapore) Limited					Singapore	Full	100.00%	100.00%
BNP Paribas Finance (Hong-Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Futures (Hong-Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas GRS (Hong Kong) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas India Solutions Private Limited	2				India	Full	100.00%	100.00%
BNP Paribas Japan Limited			2		Japan	Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited					Australia	Full	100.00%	100.00%
BNP Paribas Peregrine Securities (Thaïlande) Limited	3				Thailand			
BNP Paribas Principal Investments Japan Limited			2		Japan	Full	100.00%	100.00%
BNP Paribas Securities (Asia) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Japan) Limited					Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities (Taiwan) Co Limited					Taiwan	Full	100.00%	100.00%
BNP Paribas Securities Korea Company Limited					South Korea	Full	100.00%	100.00%
BNP Paribas Securities (Singapore) Pte Limited					Singapore	Full	100.00%	100.00%
BNP Paribas Services (Hong Kong) Limited					Hong-Kong	Full	100.00%	100.00%
Credit Agricole Indosuez Securities Limited	4				Japan			
Paribas Asia Equities Limited					Hong-Kong	Full	100.00%	100.00%
PT Bank BNP Paribas Indonésia					Indonesia	Full	100.00%	99.99%
PT BNP Paribas Securities Indonesia					Indonesia	Full	99.00%	99.00%
Special Purpose Entities								
54 Lombard Street Investments Limited					UK	Full		
Alectra Finance PLC		2			Ireland	Full		
Altels Investments Limited					Ireland	Full		
APAC Finance Limited					New Zealand	Full		
APAC Investments Limited					New Zealand	Full		
APAC NZ Holdings Limited					New Zealand	Full		
ARV International Limited					Cayman Islands	Full		
Austin Finance	2				France	Full		
BNP Paribas Arbitrage Issuance BV					Netherlands	Full		
BNP Paribas Emissions und Handel. GmbH					Germany	Full		
BNP Paribas Finance Incorporated					U.S.A	Full		
BNP Paribas New Zealand Limited	4				New Zealand			
BNP Paribas Singapore Funding Partnership				2	Singapore	Full		
Bougainville BV					Netherlands	Full		
China Jenna Finance 1 à 3		2			France	Full		
China Lucie Finance 1 à 3					France	Full		
China Marie Finance 1 et 2				2	France	Full		
China Newine Finance 1 à 4				2	France	Full		
China Samantha Finance 1 à 10					France	Full		
Crisps Limited					Cayman Islands	Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Special Purpose Entities (cont'd)								
Epimetheus Investments Limited			4		Cayman Islands			
Epping Funding Limited				2	Cayman Islands	Full		
Epsom Funding Limited					Cayman Islands	Full		
Eurolibertè PLC			4		Ireland			
European Hedged Equity Limited					Cayman Islands	Full		
Fidex PLC					UK	Full		
Financière Paris Haussmann	2				France	Full		
Financière Taitbout	2				France	Full		
Forsete Investments SA				4	Luxembourg			
Global Guaranteed Cliquet Investment Limited	4				Cayman Islands			
Global Guaranteed Equity Limited					Cayman Islands	Full		
Global Hedged Equity Investment Limited			4		Cayman Islands			
Global Liberté		2			France	Full		
Global Protected Alternative Investments Limited					Cayman Islands	Full		
Global Protected Equity Limited					Cayman Islands	Full		
Grenache et Cie SNC				2	Luxembourg	Full		
Harewood Investments N°1 à 6 Limited					Cayman Islands	Full		
Henaross Property Limited					Australia	Full		
Highbridge Limited (ex Carleton Court Investments Limited)				2	Cayman Islands	Full		
Iliad Investments PLC					Ireland	Full		
Joconde Investments SA				4	Luxembourg			
Laffitte Participation 2					France	Full		
Laffitte Participation 10					France	Full		
Laffitte Participation 12					France	Full		
Liquidity Trust				4	Cayman Islands			
Lock-In Global equity Limited					Cayman Islands	Full		
Marc Finance Limited					Cayman Islands	Full		
Mexita Limited N° 3	4				Cayman Islands			
Mexita Limited N° 4	4				Cayman Islands			
Muscat Investments Limited				2	Jersey	Full		
Olan 2 Enterprises PLC	4				Ireland			
Omega Capital Investments Plc	2				Ireland	Full		
Omega Investments Cayman Limited	2			4	Cayman Islands			
Omega Capital Europe PLC				2	Ireland	Full		
Omega Capital Funding Limited				2	Ireland	Full		
Optichamps					France	Full		
Paregot			4		France			
Parritaye Property Limited					Australia	Full		
Participations Opéra	2				France	Full		
Robin Flight Limited					Ireland	Full		
Royal Neuve I Sarl	2				Luxembourg	Full		
Royal Neuve V Sarl				2	Luxembourg	Full		
Royal Neuve VI Sarl				2	Luxembourg	Full		
SAS Esra 1 à 3			2		France	Full		
SAS Financière des Italiens			2		France	Full		
Singapore Emma Finance 1 SAS					France	Full		
Singapore Emma Finance 2 SAS					France	Full		
Sirocco Investments SA				4	Luxembourg			
SNC Atargatis					France	Full		
SNC Compagnie Investissement Italiens			2		France	Full		
SNC Compagnie Investissement Opéra			2		France	Full		
SNC Méditerranéa					France	Full		
St Maarten CDO Limited				4	Cayman Islands			
Sunny Funding Limited					Cayman Islands	Full		
Swallow Flight Limited					Ireland	Full		
Tender Option Bond Municipal program					U.S.A	Full		
Thunderbird Investments PLC					Ireland	Full		

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Other Business Units								
Private Equity (BNP Paribas Capital)								
Banexi Société de Capital-Risque		5			France			
Clairville					Belgium	Full	100.00%	100.00%
Cobema					Belgium	Full	100.00%	100.00%
Cobepa Technology					Belgium	Full	100.00%	100.00%
Compagnie Financière Ottomane					Luxembourg	Full	96.79%	96.79%
Erbe					Belgium	Equity	47.01%	47.01%
Evialis	7		4		France			
Gepeco					Belgium	Full	100.00%	100.00%
Paribas Participation Limitee					Canada	Full	100.00%	100.00%
Property companies (property used in operations)								
Capefi			5		France			
Compagnie Immobiliere de France			5		France			
Ejesur					Spain	Full	100.00%	100.00%
SAS 5 Avenue Kleber					France	Full	100.00%	100.00%
SAS Foncière de la Compagnie Bancaire					France	Full	100.00%	100.00%
SAS Noria		1			France	Full	100.00%	100.00%
SCI Immobilière Marché Saint-Honoré					France	Full	100.00%	100.00%
Société d'Etudes Immobilières de Constructions - Setic					France	Full	100.00%	100.00%
Antin Participation 4				5	France			
Antin Participation 5					France	Full	100.00%	100.00%
Investment companies and other subsidiaries								
Antin Participation 15	2			5	France			
BNL International Investment SA	1				Luxembourg	Full	100.00%	100.00%
BNL Multiservizi SPA	1		7		Italy	Equity	100.00%	100.00%
BNP Paribas Covered Bonds *		2			France	Full	100.00%	100.00%
BNP Paribas de Réassurance au Luxembourg					Luxembourg	Full	100.00%	100.00%
BNP Paribas Emergis		5			France			
BNP Paribas International BV					Netherlands	Full	100.00%	100.00%
BNP Paribas Méditerranée Innovation & Technologies				2	Morocco	Full	100.00%	96.39%
BNP Paribas Partners for Innovation (Groupe)					France	Equity	50.00%	50.00%
BNP Paribas UK Treasury Limited					UK	Full	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer	5				France			
Compagnie Bancaire Uk Fonds B					UK	Full	100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P					France	Full	100.00%	100.00%
Financière BNP Paribas					France	Full	100.00%	100.00%
Financière Marché Saint Honoré					France	Full	100.00%	100.00%
GIE Groupement Auxiliaire et de Moyens - GAM					France	Full	100.00%	100.00%
Kle 65		5			France			
Kle 66	5				France			
Le Sphinx Assurances Luxembourg SA		12			Luxembourg	Equity	100.00%	100.00%
Luxpar-Ré		3			Luxembourg			
Omnium Gestion Developpement Immobilier					France	Full	100.00%	100.00%
Paribas International	5				France			
Placement, Gestion & Finance Holding - Plagefin					Luxembourg	Full	99.99%	99.99%
Quatch	5				France			
Sagip					Belgium	Full	100.00%	100.00%
SAS Klefinances		5			France			
Société Auxiliaire de Construction Immobilière - SACI					France	Full	100.00%	100.00%
Société Centrale d'Investissement		5			France			
Societe Française Auxiliaire - S.F.A.			5		France			

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name		(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Investment companies and other subsidiaries (cont'd)									
Société Jovacienne de Participations			5			France			
Société Orbaisienne de Participations				2		France	Full	100.00%	100.00%
UCB Bail	*					France	Full	100.00%	100.00%
UCB Entreprises	*					France	Full	100.00%	100.00%
UCB Locabail immobilier	*					France	Full	100.00%	100.00%
Verner Investissements (Groupe)						France	Equity	48.40%	48.40%
Special Purpose Entities									
Antin Participation 7					5	France			
Antin Participation 13					5	France			
BNP Paribas Capital Trust LLC 1 - 3 -4 - 6						U.S.A	Full		
BNP Paribas Capital Trust LLC 2			4			U.S.A			
BNP Paribas Capital Trust LLC 5				4		U.S.A			
BNP Paribas US Medium Term Notes Program						U.S.A	Full		
BNP Paribas US Structured Medium Term Notes LLC						U.S.A	Full		
BNP US Funding LLC					4	U.S.A			
Klépierre									
Akciova Spolocnost Arcol						Slovakia	Full	100.00%	51.17%
AMAC SRO		2				Slovakia	Full	100.00%	51.17%
AMC - Prague SRO		2			5	Czech Rep.			
Besloten Vennotschap Capucine BV						Netherlands	Full	100.00%	51.17%
Bestes		1				Czech Rep.	Full	99.00%	50.65%
Corvin Office					1	Hungary	Full	100.00%	51.17%
Duna Plaza Offices z.o.o				2		Hungary	Full	100.00%	51.17%
Entertainment Plaza		1				Czech Rep.	Full	100.00%	51.17%
GIE Klepierre Services						France	Full	100.00%	51.17%
I G C SPA						Italy	Prop.	50.00%	25.58%
ICD SPA						Italy	Full	85.00%	43.49%
Klecar Italia SPA						Italy	Full	100.00%	42.47%
Klefin Italia SPA						Italy	Full	100.00%	51.17%
Klepierre Corvin					2	Hungary	Full	100.00%	51.17%
Klepierre CZ SRO						Czech Rep.	Full	100.00%	51.17%
Klepierre Galeria Krakow					2	Poland	Full	100.00%	51.17%
Klepierre Galeria Poznan					2	Poland	Full	100.00%	51.17%
Klepierre Krakow SP z.o.o						Poland	Prop.	100.00%	51.17%
Klepierre Larissa Limited				2		Greece	Full	100.00%	51.17%
Klepierre Lublin				2		Poland	Full	100.00%	51.17%
Klepierre Luxembourg				2		Luxembourg	Full	100.00%	51.17%
Klepierre Novo		2				Czech Rep.	Full	100.00%	51.17%
Klepierre Poznan SP z.o.o						Poland	Prop.	100.00%	51.17%
Klepierre Sadyba SP z.o.o						Poland	Full	100.00%	51.17%
Klepierre Sosnowiec				2		Poland	Full	100.00%	51.17%
Klepierre Rybnik				2		Poland	Full	100.00%	51.17%
Klepierre Warsaw Sp z.o.o				2		Poland	Full	100.00%	51.17%
Krakow Plaza SP z.o.o						Poland	Full	100.00%	51.17%
La Marquaysonne					1	France	Full	100.00%	38.79%
Leg II Hellenic Holdings				2		Luxembourg	Full	100.00%	51.17%
Les Boutiques de Saint Maximin				1		France	Full	43.00%	22.00%
Movement Poland SA					1	Poland	Full	100.00%	51.17%
Noblespecialiste					1	France	Full	100.00%	38.79%
Progest				1		France	Full	100.00%	51.17%
Restorens					1	France	Full	100.00%	38.79%
Ruda Slaska Plaza SP z.o.o						Poland	Full	100.00%	51.17%
Rybnik Plaza SP z.o.o				2		Poland	Full	100.00%	51.17%
SA Brescia			5			France			

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SA Cap Nord			1		France	Full	100.00%	42.98%
SA Cinéma de l'Esplanade					Belgium	Full	100.00%	51.17%
SA Coimbra					Belgium	Full	100.00%	51.17%
SA Delcis CR					Czech Rep.	Full	100.00%	51.17%
SA Devimo Consult					Belgium	Equity	35.00%	17.91%
SA Finascente				6	Portugal	Full	100.00%	51.17%
SA Foncière de Louvain la Neuve					Belgium	Full	100.00%	51.17%
SA Galiera Parque Nascente				6	Portugal	Full	100.00%	51.17%
SA Gondobrico				6	Portugal	Full	100.00%	51.17%
SA Klecar Foncier Espana					Spain	Full	100.00%	42.47%
SA Klecar Foncier Iberica					Spain	Full	100.00%	42.47%
SA Kleiou Immobiliare					Portugal	Full	100.00%	51.17%
SA Kleminho	2				Portugal	Full	100.00%	51.17%
SA Klenor Immobiliaria					Portugal	Full	100.00%	51.17%
SA Klepierre					France	Full	51.27%	51.17%
SA Klepierre Athinon AE					Greece	Full	100.00%	42.47%
SA Klépierre Foncier Makedonia					Greece	Full	100.00%	42.47%
SA Klepierre NEA Efkarpia AE					Greece	Full	100.00%	42.47%
SA Klepierre Peribola Patras AE					Greece	Full	100.00%	42.47%
SA Klepierre Portugal SGPS					Portugal	Full	100.00%	51.17%
SA Klepierre Vallecas					Spain	Full	100.00%	51.17%
SA Klepierre Vinaza					Spain	Full	100.00%	51.17%
SA Kletel Immobiliaria					Portugal	Full	100.00%	51.17%
SA Place de l'acceuil					Belgium	Full	100.00%	51.17%
SA Poznan Plaza					Poland	Full	100.00%	51.17%
SA Reze Sud			1		France	Equity	15.00%	7.67%
SA Sadyba Center					Poland	Full	100.00%	51.17%
SA Sogecaec					Portugal	Full	100.00%	51.17%
SARL Belvedere Invest			1		France	Full	62.00%	31.72%
SARL Bois des Fenêtres				1	France	Equity	20.00%	10.23%
SARL Csepel 2002					Hungary	Full	100.00%	51.17%
SARL Debrecen 2002					Hungary	Full	100.00%	51.17%
SARL Duna Plaza					Hungary	Full	100.00%	51.17%
SARL Effe Kappa					Italy	Prop.	50.00%	25.58%
SARL Forwing			1		France	Full	90.00%	46.05%
SARL Galiera Commerciale Assago					Italy	Full	100.00%	51.17%
SARL Galiera Commerciale Cavallino					Italy	Full	100.00%	51.17%
SARL Galiera Commerciale Collegno					Italy	Full	100.00%	51.17%
SARL Galiera Commerciale Klepierre					Italy	Full	100.00%	51.17%
SARL Galiera Commerciale Seravalle					Italy	Full	100.00%	51.17%
SARL Galiera Commerciale Solbiate					Italy	Full	100.00%	51.17%
SARL Gyor 2002					Hungary	Full	100.00%	51.17%
SARL Immobiliare Magnolia					Italy	Full	85.00%	43.49%
SARL Kanizsa 2002					Hungary	Full	100.00%	51.17%
SARL Kaposvar 2002					Hungary	Full	100.00%	51.17%
SARL Miskolc 2002					Hungary	Full	100.00%	51.17%
SARL Novate					Italy	Full	85.00%	43.49%
SARL Nyiregyhaza Plaza					Hungary	Full	100.00%	51.17%
SARL Proreal			1		France	Full	51.00%	26.09%
SARL Szeged Plaza					Hungary	Full	100.00%	51.17%
SARL Szolnok Plaza					Hungary	Full	100.00%	51.17%
SARL Uj Alba					Hungary	Full	100.00%	51.17%
SARL Zalaegerszeg Plaza					Hungary	Full	100.00%	51.17%
SAS 192 avenue Charles De Gaulle	5				France			
SAS 21 Kleber	5				France			
SAS 21 la Perouse	5				France			

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000 03

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SAS 43 Grenelle	5				France			
SAS 43 Kleber		5			France			
SAS 46 Notre-Dame des victoires	5				France			
SAS 5 Turin				5	France			
SAS Cande	5				France			
SAS CB Pierre					France	Full	100.00%	51.17%
SAS Cecobil					France	Prop.	50.00%	25.58%
SAS Cecoville					France	Full	100.00%	51.17%
SAS Centre Jaude Clermont					France	Full	100.00%	51.17%
SAS Concorde Puteaux	5				France			
SAS Doumer Caen	5				France			
SAS du 23 avenue Marignan	5				France			
SAS Espace Cordeliers				3	France			
SAS Espace Dumont D'Urville	5				France			
SAS Espace Kleber	5				France			
SAS Flandre	5				France			
SAS Holding Gondomar 1					France	Full	100.00%	51.17%
SAS Holding Gondomar 2				1	France	Full	100.00%	51.17%
SAS Holding Gondomar 3					France	Full	100.00%	51.17%
SAS Holding Gondomar 4				1	France	Full	100.00%	51.17%
SAS Issy Desmoulins	5				France			
SAS Kle Projet 1			1		France	Full	100.00%	51.17%
SAS Kle Projet 2			2		France	Full	100.00%	51.17%
SAS Klecapnor			2		France	Full	100.00%	42.98%
SAS KLE 1					France	Full	100.00%	51.17%
SAS Kleber Levallois	5				France			
SAS Klecar Participations Italie					France	Full	83.00%	42.47%
SAS Klemurs					France	Full	84.00%	42.98%
SAS Klepierre Finance					France	Full	100.00%	51.17%
SAS Klepierre Participations et Financements (ex SAS Klepierre Hongrie)					France	Full	100.00%	51.17%
SAS Klepierre Pologne					Poland	Full	100.00%	51.17%
SAS Le Havre Capelet				5	France			
SAS Le Havre Tourneville				5	France			
SAS Leblanc Paris 15		5			France			
SAS LP7					France	Full	100.00%	51.17%
SAS Marseille Le Merlan	5				France			
SAS Melun Saint-Peres	5				France			
SAS Odysseum Place de France					France	Prop.	50.00%	25.58%
SAS Opale				5	France			
SAS Poitiers Alienor					France	Full	100.00%	51.17%
SAS Saint-Andre Pey berland	5				France			
SAS Soaval					France	Prop.	50.00%	25.58%
SAS Socoseine			4		France			
SAS Strasbourg La Vigie	5				France			
SAS Suffren Paris 15		5			France			
SAS Tours Nationale	5				France			
SAS Vannes Coutume				2	France	Full	100.00%	51.17%
SC Centre Bourse					France	Full	100.00%	51.17%
SC Solorec					France	Full	80.00%	40.93%
SCI Acheres 2000			1		France	Equity	30.00%	15.35%
SCI Aulnes Développement			1		France	Full	50.00%	13.30%
SCI Bassin Nord					France	Prop.	50.00%	25.58%
SCI Beausevran					France	Full	100.00%	42.47%
SCI Bègles Papin					France	Full	100.00%	51.17%
SCI Besançon Chalezeule				1	France	Full	76.00%	38.89%
SCI Champs de Mais			2		France	Equity	25.00%	12.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting interest (%)	Group ownership interest (%)
Klépierre (cont'd)								
SCI Champs des Haies			2		France	Prop.	50.00%	25.58%
SCI Combault	2				France	Full	100.00%	51.17%
SCI Des Dunes			1		France	Prop.	50.00%	25.58%
SCI Des Salines			1		France	Prop.	50.00%	25.58%
SCI Du Plateau			1		France	Equity	27.00%	9.21%
SCI Girardin			1		France	Prop.	33.00%	16.88%
SCI Haies Hautes Pommeraie			1		France	Equity	43.00%	22.00%
SCI Halles Plerin			1		France	Equity	25.00%	12.79%
SCI Immobilière de la Pommeraie			2		France	Prop.	50.00%	25.58%
SCI l'Emperi			1		France	Equity	15.00%	7.67%
SCI La Française			1		France	Prop.	50.00%	25.58%
SCI La Plaine du Moulin à vent					France	Prop.	50.00%	25.58%
SCI La Rive			1		France	Full	47.00%	24.05%
SCI La Rocade			1		France	Equity	38.00%	19.44%
SCI La Rocade Ouest			1		France	Equity	37.00%	18.93%
SCI La Roche Invest				2	France	Equity	33.00%	16.88%
SCI LC			2		France	Full	60.00%	16.88%
SCI Le Grand Pré			1		France	Prop.	50.00%	25.58%
SCI Le Mais			2		France	Full	55.00%	28.14%
SCI Les Bas Champs			1		France	Prop.	50.00%	25.58%
SCI Les Boutiques d'Osny			1		France	Full	67.00%	19.44%
SCI Les Roseaux			2	5	France			
SCI Maximeuble			1		France	Full	100.00%	51.17%
SCI Osny Invest			1		France	Full	57.00%	29.16%
SCI Plateau de Plerin			1		France	Equity	25.00%	12.79%
SCI Plateau des Haies			1		France	Full	90.00%	46.05%
SCI Pommeraie Parc			2		France	Prop.	50.00%	25.58%
SCI Rebecca			1		France	Full	70.00%	35.82%
SCI Saint Maximin Construction			1		France	Prop.	50.00%	25.58%
SCI Sandri-Rome			1		France	Equity	15.00%	7.67%
SCI Secovalde					France	Full	55.00%	28.14%
SCI Sogegamar			1		France	Equity	33.00%	16.88%
SCI Tour Marcel Brot		4			France			
SCS Begles Arcins					France	Prop.	50.00%	25.58%
SCS Klecar Europe Sud					France	Full	83.00%	42.47%
SCS Ségécé					France	Full	100.00%	51.17%
Ségécé Ceska Republika (ex SRO FMC Central Europe)					Czech Rep.	Full	100.00%	51.17%
Ségécé Espana (ex SL Centros Shopping Gestion)					Spain	Full	100.00%	51.17%
Ségécé Hellas Réal Estate Management					Greece	Full	100.00%	51.17%
Ségécé Italia (ex SARL P S G)	6				Italy	Full	100.00%	51.17%
Ségécé Magyarorszag (ex SARL Plaza Center Management)					Hungary	Full	100.00%	51.17%
Ségécé Polska (ex Plaza Center Management Poland SP z.o.o)					Poland	Full	100.00%	51.17%
SNC Angoumars					France	Full	100.00%	51.17%
SNC Fonciere Saint Germain					France	Full	100.00%	51.17%
SNC Galae					France	Full	100.00%	51.17%
SNC General Leclerc 11-11bis Levallois					France	Full	100.00%	51.17%
SNC Gier Services Entreprises - GSE			2	5	France			
SNC Jardins des Princes					France	Full	100.00%	51.17%
SNC KC 1 à 12					France	Full	100.00%	42.47%
SNC KC20					France	Full	100.00%	42.47%
SNC Kleber la Perouse					France	Full	100.00%	51.17%
SNC Klecar France					France	Full	83.00%	42.47%
SNC Klegestion					France	Full	100.00%	51.17%
SNC Klepierre Conseil					France	Full	100.00%	51.17%
SNC Kletransactions					France	Full	100.00%	51.17%
SNC Le Barjac Victor					France	Full	100.00%	51.17%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006
(B) Movements for 6 months to 31 December 2006
(C) Movements for 6 months to 30 June 2007
(D) Movements for 6 months to 31 December 2007

(1) Acquisition
(2) Entity newly incorporated or passing qualifying threshold
(3) Disposal
(4) Deconsolidation
(5) Merger between consolidated entities
(6) Change of method - Proportionate method to full consolidation
(7) Change of method - Full consolidation to equity method
(8) Change of method - Equity method to full consolidation
(9) Change of method - Full consolidation to proportionate method
(10) Change of method - Equity method to proportionate method
(11) Reconsolidation
(12) Entities consolidated using a simplified equity method (non-material)
(13) Business transfers due to the creation of Italian retail banking segment

Name	(A)	(B)	(C)	(D)	Country	Method	Group voting Interest (%)	Group ownership Interest (%)
Klépierre (cont'd)								
SNC Le Havre Lafayette					France	Prop.	50.00%	25.58%
SNC Le Havre Vauban					France	Prop.	50.00%	25.58%
SNC Parc de Coquerelles			1		France	Prop.	50.00%	25.58%
SNC Pasteur	11				France	Full	100.00%	51.17%
SNC Ségécé Loisirs Transactions					France	Full	100.00%	51.17%
SNC Soccendre					France	Full	100.00%	51.17%
SNC Société des Centres d'Oc et d'Oil - SCOO					France	Full	80.00%	40.93%
SNC Sodevac					France	Full	100.00%	51.17%
SNC Sodirev				1	France	Full	100.00%	38.79%
Sosnowiec Plaza z.o.o			2		Poland	Full	100.00%	51.17%
Société des Centres Toulousains				1	France	Full	75.81%	38.79%

* French subsidiaries whose regulatory supervision falls within the scope of the consolidated Group, in accordance with article 4.1 of CRBF regulation 2000.03.

(A) Movements for 6 months to 30 June 2006	
(B) Movements for 6 months to 31 December 2006	
(C) Movements for 6 months to 30 June 2007	
(D) Movements for 6 months to 31 December 2007	
(1) Acquisition	(8) Change of method - Equity method to full consolidation
(2) Entity newly incorporated or passing qualifying threshold	(9) Change of method - Full consolidation to proportionate method
(3) Disposal	(10) Change of method - Equity method to proportionate method
(4) Deconsolidation	(11) Reconsolidation
(5) Merger between consolidated entities	(12) Entities consolidated using a simplified equity method (non-material)
(6) Change of method - Proportionate method to full consolidation	(13) Business transfers due to the creation of Italian retail banking segment
(7) Change of method - Full consolidation to equity method	

8.c BUSINESS COMBINATIONS

- Business combinations in the year ended 31 December 2007

Acquired subsidiaries	Segment	Country	Acquired percentage	In millions of euros						
				Acquisition price	Goodwill	Net cash inflow	Balance sheet key figure at the acquisition date [1]			
							Assets		Liabilities	
Sahara Bank LSC										
	IRBFS	Libya	19%	146	106	(146)	Loans to customers and loans due from credit institutions and amounts due from central banks	3,255 [2]	Customers demand accounts	2,525 [2]
JetFinance International										
	IRBFS	Bulgaria	100%	172	172	(172)	Loans to customers	73	Bond issues	79
Banque Privée Anjou										
	AMS and French Retail Banking	France	100%	183	68	(78)	Loans due from credit institutions	124	Amounts due to credit institutions	38
							and loans to customers	273	and customers demand accounts	277
RBS International Securities Services Limited										
	AMS	United Kingdom	100%	174	124	(174)	Loans due from credit institutions	2,580	Customers demand accounts	2,811
Exelbank										
	AMS	Spain	100%	65	39	(65)	Loans due from credit institutions	413	Customers demand accounts	391

[1] recognised at fair value

- Sahara Bank LSC

In September 2007, BNP Paribas SA acquired 19% of the capital of Sahara Bank, a full-service bank with 1,500 employees and a market share of 17% in loans and 22% in deposits in Libya.

This subsidiary has been consolidated since the fourth quarter of 2007. Sahara Bank's contribution to BNP Paribas' net income was not material in 2007.

The main shareholder of Sahara Bank LSC, the Social and Economic Development Fund, transferred operational control of the bank to BNP Paribas at the date BNP Paribas acquired its 19% interest. Under the shareholders' agreement between the Social and Economic Development Fund and BNP Paribas, the Group may appoint the majority of the members of the Board of Directors, thereby granting it control over the management of Sahara Bank. BNP Paribas also has a call option exercisable after three to five years on 32% of Sahara Bank's capital. If exercised, BNP Paribas would own a majority stake of 51%.

Sahara Bank LSC is accounted for by the equity method in the Group's 2007 consolidated financial statements and will be fully consolidated in 2008 upon completion of the action plan that has been implemented to allow the bank to produce financial data in line with Group financial reporting standards.

- JetFinance International

In November 2007, Cetelem S.A. acquired all of the shares of JetFinance International, the leading supplier of consumer credit, with a network of 3,600 outlets and a portfolio of 500,000 customers.

This subsidiary has been consolidated since the acquisition date. The contribution of JetFinance International to the BNP Paribas Group's net income was not material in 2007.

JetFinance International is accounted for by the equity method in the Group's 2007 consolidated financial statements and will be fully consolidated in 2008 upon completion of the action plan that has been implemented to allow the bank to produce financial data in line with Group financial reporting standards.

- Banque Privée Anjou

In May 2007, BNP Paribas SA acquired the entire capital of Dexia Banque Privée France, subsequently renamed Banque Privée Anjou. Banque Privée Anjou manages over EUR 2.2 billion in assets, mainly for individual clients and not-for-profit organisations.

This subsidiary has been consolidated since the acquisition date. The contribution of Banque Privée Anjou to the BNP Paribas Group's net income was not material in 2007.

As Banque Privée Anjou transferred all of its assets and liabilities to BNP Paribas SA on 28 December 2007, from that date it was no longer recognised as a consolidated subsidiary of BNP Paribas.

- RBS International Securities Services Limited

In June 2007, BNP Paribas acquired the entire capital of RBS International Securities Services Limited. RBS International Securities Services Limited offers global custody, fund administration and corporate trustee services to fund managers and private asset managers in the offshore markets of Jersey, Guernsey and the Isle of Man. It has over EUR 44 billion of assets in custody and EUR 9 billion in assets under administration.

RBS International Security Services was consolidated in the second half of 2007. Its contribution to the BNP Paribas Group's net income was not material in 2007.

- Exelbank

In June 2007, BNP Paribas Securities Services, a subsidiary of BNP Paribas, acquired the entire capital of Exelbank. This Spanish bank offers settlement-delivery, custody and depositary services and private banking outsourcing services.

This subsidiary has been consolidated since the second half of 2007. Exelbank's contribution to the BNP Paribas Group's net income was not material in 2007.

Exelbank merged with the Spanish branch of BNP Paribas Securities Services on 23 October 2007, the retrospective value date with regard to its acquisition by the BNP Paribas Group.

- Business combinations in the year ended 31 December 2006

- Acquisition of Banca Nazionale del Lavoro (BNL)

On 3 February 2006, BNP Paribas announced that it had entered into several conditional agreements with a group of BNL shareholders, including Unipol, to acquire a 48% stake in BNL. As of 5 April 2006, BNP Paribas held a 50.4% interest in BNL, and had effectively obtained control of the company. BNP Paribas subsequently launched a public tender offer for the remaining shares held by minority shareholders. On 16 May 2006, BNP Paribas held 95.5% of BNL's ordinary shares further to the tender offer, representing a holding in excess of the 91.5% threshold set by the Italian securities regulator for a residual offer on outstanding shares. The residual offer for the outstanding shares ran from 30 June 2006 to 20 July 2006. BNL's ordinary shares were delisted on 26 July 2006. The acquisition of BNL therefore took place in several stages: the acquisition of a 50.4% controlling interest, followed by subsequent acquisitions of minority interests, resulting in BNP Paribas owning BNL's entire share capital. At 1 October 2007, BNL was merged into BNP Paribas SA.

BNL is Italy's sixth largest bank in terms of deposit and loan volumes. Its network spans across the whole of the country, with 17,000 employees and around 800 branches and outlets located in all major Italian cities. BNL has some 3 million private individual customers, 39,000 corporate clients, and 16,000 public-sector clients. BNL is particularly active in specialised financing solutions such as factoring and leasing, and also offers consumer credit, asset management services (EUR 26 billion in assets under management), private banking and life insurance solutions.

The cost of BNL's entire share capital held by BNP Paribas SA at the date of the merger amounted to EUR 9,083 million, of which EUR 9,065 million was paid in cash and EUR 18 million was paid in shares.

The BNP Paribas Group restated BNL's balance sheet at 31 March 2006 in order to bring BNL's accounting methods into line with those applied by the BNP Paribas Group and to comply with the purchase accounting rules prescribed by IFRS (see Note 1.b.4, "Business combinations and measurement of goodwill").

These adjustments represented a negative EUR 877 million after the tax impact. They primarily concerned the following:

- the measurement of provisions for credit risk on individual loans and loan portfolios – mainly including the effect of reclassifying loans more than 90 days past due as doubtful – as well as provisions for litigation and contingent liabilities (negative impact of EUR 536 million);
- employee benefit obligations (negative impact of EUR 325 million), primarily relating to contingent liabilities;
- the measurement of property, plant and equipment (EUR 144 million positive impact), the BNL brand (EUR 50 million positive impact) and the application of the Group's rules relating to depreciation/amortisation of assets (EUR 113 million negative impact), representing in all a net positive impact of EUR 81 million;
- the valuation of market transactions in accordance with the rules applicable within the BNP Paribas Group (EUR 112 million negative impact);
- the fair value measurement of loans, securities and other assets, as well as debt, other liabilities and insurance contracts (EUR 40 million positive impact);
- the tax effect of the above adjustments (EUR 293 million net deferred tax asset) and of contingent liabilities (EUR 318 million negative impact, including EUR 260 million recognised in the first half of 2007), representing a net negative impact of EUR 25 million.

As part of the purchase price allocation, the BNL brand was recognised separately from goodwill. It was measured on initial recognition using standard practices in the banking industry for valuing this type of asset and by comparisons with other listed banks of a comparable size. The calculation also took into account the recent changes in BNL brand recognition during the years preceding the acquisition.

BNP Paribas did not recognise an intangible asset for BNL's contractual customer relationships corresponding to account and deposit agreements entered into with customers. In addition, other than business combinations, no transactions were identified in Italy relating to similar assets which could be used as a basis of estimation. In accordance with paragraph 16 of IAS 38, these contractual customer relationships cannot be identified separately from BNL's goodwill as the bank does not have any legal or contractual rights to control the future relationships with its customers, or the loyalty of the customers to the bank. In any event, the value of this asset is not material as the interest rates on the vast majority of the bank's demand deposits do not result in material economic benefits. The economic benefit compared with alternative refinancing in the market is minimal due to the management costs and regulatory restrictions concerning the management of said deposits.

These adjustments reduced the Group share of BNL's equity at 31 March 2006 by the same amount, and gave rise to residual goodwill of EUR 2,295 million at 5 April 2006, the date BNP Paribas obtained effective control of BNL.

In accordance with the accounting policies described in note 1.c.7, "Own equity instruments and own equity instrument derivatives", the difference between the acquisition cost and the Group's equity in BNL's net assets held by minority shareholders and acquired after the date of acquisition (i.e. between 5 April 2006 and 31 December 2006) was recorded as a deduction from retained earnings attributable to BNP Paribas shareholders in an amount of EUR 2,224 million at 31 December 2007.

BNP Paribas financed the BNL acquisition by means of (i) a EUR 5,467 million issue of shares with pre-emptive subscription rights for existing shareholders; (ii) a EUR 2,023 million issue of undated super subordinated notes; and (iii) its own funds. Details of these issues are provided in note 8.a, "Changes in share capital and earnings per share".

The table below shows (i) BNL's consolidated balance sheet at 31 March 2006 prepared in accordance with IFRS before taking into account the controlling interest acquired by the Group in its capital; and (ii) BNL's balance sheet at the same date after adjustments recorded to comply with applicable rules on business combinations as prescribed by IFRS and with BNP Paribas Group accounting policies.

In millions of euros	31 March 2006	31 March 2006
	After acquisition-related adjustments	Prior to acquisition
ASSETS		
Financial assets at fair value through profit or loss	7,730	7,541
Available-for-sale financial assets	1,160	1,157
Loans and receivables due from credit institutions	8,705	8,705
Loans and receivables due from customers	63,860	63,763
Property, plant & equipment and intangible assets	2,682	2,600
Non-current assets held for sale	-	850
Other assets	5,318	4,284
TOTAL ASSETS	**89,455**	**88,900**
LIABILITIES		
Financial liabilities at fair value through profit or loss	8,303	8,007
Due to credit institutions	10,549	10,549
Due to customers	37,085	37,100
Debt securities	20,509	20,199
Non-current liabilities held for sale	-	784
Other liabilities	8,534	6,909
TOTAL LIABILITIES	**84,980**	**83,548**
CONSOLIDATED EQUITY		
Shareholders' equity	4,434	5,311
Minority interests	41	41
Total consolidated equity	**4,475**	**5,352**
TOTAL LIABILITIES AND EQUITY	**89,455**	**88,900**

The BNL sub-group has been fully consolidated as from the acquisition date. For the last three quarters of 2006 BNL contributed EUR 294 million to the BNP Paribas Group's net income and EUR 248 million to net income attributable to equity holders.
If the acquisition had taken place on 1 January 2006, the BNL sub-group would have contributed EUR 3,036 million to net banking income and EUR 395 million to net income for the full year. This acquisition led to a net cash outflow of EUR 11,490 million for the BNP Paribas Group in 2006.

The Extraordinary General Meeting of BNP Paribas SA shareholders on 15 May 2007 approved BNL's merger into the Group, to be carried out by BNL transferring to BNP Paribas all of its assets in return for BNP Paribas assuming all of BNL's liabilities (twelfth resolution). This transaction was completed on 1 October 2007, and involved a link-up between the branches owned by BNL outside Italy and any BNP Paribas branches located in these countries. In the United States, the Group obtained an agreement in principle from the US tax authorities allowing the transaction to benefit from tax neutrality. Under the agreement, BNP Paribas may allocate tax losses carried forward by BNL New York against future taxable profits of its New York branch. In view of the conditions set out in the agreement and the US tax rules governing utilizations of loss carryforwards resulting from a merger and change in control, the Group recognised EUR 124 million in tax assets.

- Acquisition of UkrSibbank (IRBFS)

On 14 April 2006, BNP Paribas acquired 51% of UkrSibbank. Existing shareholders of UkrSibbank signed a long-term agreement with BNP Paribas and will retain a 49% interest in the Ukrainian entity.

UkrSibbank offers a wide range of services in the retail, corporate and investment banking arenas. At the acquisition date it was Ukraine's fifth-largest bank in terms of assets and had a network of 830 branches and outlets, employing close to 9,500 people.

The UkrSibbank Group's assets and liabilities - which were recognised at fair value at the acquisition date - primarily comprised customer loans amounting to EUR 1,423 million and customer deposits representing EUR 929 million.

Goodwill representing the local currency equivalent of EUR 201 million at 31 December 2006 was recorded on the consolidation of the UkrSibbank Group.

UkrSibbank has been consolidated since the acquisition date and its contribution to the BNP Paribas Group's net income for 2006 was not material. This acquisition led to a net cash outflow of EUR 161 million for the BNP Paribas Group in 2006.

8.d RELATED PARTIES

Related parties of the BNP Paribas Group comprise consolidated companies (including entities consolidated under the equity method), entities managing post-employment benefit plans offered to Group employees (except for multi-employer and multi-industry schemes), and key management personnel of the BNP Paribas Group.

Transactions between the BNP Paribas Group and related parties are carried out on an arm's length basis.

RELATIONS BETWEEN CONSOLIDATED COMPANIES

A list of companies consolidated by BNP Paribas is provided in Note 8.b "Scope of consolidation". As transactions and period-end balances between fully-consolidated entities are eliminated in full on consolidation, the tables below only show figures relating to transactions and balances with (i) companies over which BNP Paribas exercises joint control (accounted for by the proportionate consolidation method), showing only the proportion not eliminated on consolidation, and (ii) companies over which BNP Paribas exercises significant influence (accounted for by the equity method).

- Related-party balance sheet items:

In millions of euros	31 December 2007		31 December 2006	
	Consolidated entities under the proportionate method	Consolidated entities under the equity method	Consolidated entities under the proportionate method	Consolidated entities under the equity method
ASSETS				
Loans, advances and securities				
Demand accounts	12	-	4	4
Loans	7,132	1,268	3,955	1,008
Securities	54	-	54	-
Finance leases	-	-	-	-
Other assets	8	13	1	10
Total	7,206	1,281	4,014	1,022
LIABILITIES				
Deposits				
Demand accounts	44	412	4	202
Other borrowings	12	217	-	2
Debt securities	8	293	12	-
Other liabilities	30	77	-	40
Total	94	999	16	244
FINANCING COMMITMENTS AND GUARANTEE COMMITMENTS				
Financing commitments given	84	3	10	37
Guarantee commitments given	12	1	10	1
Total	96	4	20	38

Within the scope of its International Retail Banking and Financial Services business, the Group also carries out trading transactions with related parties involving derivatives (swaps, options and forwards) and financial instruments (equities, bonds etc.). These transactions are carried out on an arm's length basis.

- Related-party profit and loss items:

In millions of euros	Year to 31 Dec 2007		Year to 31 Dec 2006	
	Consolidated entities under the proportionate method	Consolidated entities under the equity method	Consolidated entities under the proportionate method	Consolidated entities under the equity method
Interest income	236	40	115	43
Interest expense	(2)	(24)	(1)	(1)
Commission income	22	21	3	21
Commission expense	(6)	(53)	(26)	(38)
Services provided	2	117	1	29
Services received	-	(308)	-	(255)
Lease income	2	-	2	-
Total	254	(207)	94	(201)

ENTITIES MANAGING POST-EMPLOYMENT BENEFIT PLANS OFFERED TO GROUP EMPLOYEES

The main post-employment benefits of the BNP Paribas Group are retirement bonus plans, and top-up defined-benefit and defined-contribution pension plans.

In France, some of these benefits are paid by the BNP and Paribas pension funds *(Caisses de retraite)* and the BNP welfare benefit fund *(Caisse de Prévoyance)*. As from 1 January 2006, the obligations concerning pension benefits paid by the BNP pension fund have been assumed in full by BNP Paribas SA. The BNP pension fund was liquidated in the first half of 2007. Furthermore, over the six months to 30 June 2007, all of the pension benefits provided by the Paribas pension fund as well as the provisions for retirement bonuses existing within the BNP welfare benefit fund were transferred to an external insurance company.

In other countries, post-employment benefit plans are generally managed by independent fund managers or independent insurance companies, and occasionally by Group companies (in particular BNP Paribas Asset Management, BNP Paribas Assurance, Bank of the West and First Hawaiian Bank). In Switzerland, a dedicated foundation manages benefit plans for BNP Paribas Switzerland's employees.

At 31 December 2006, the value of plan assets managed by Group companies was EUR 991 million (EUR 1,174 million at 31 December 2006). Amounts received relating to services provided by Group companies in the year to 31 December 2007 totalled EUR 1.1 million, and mainly comprised management and custody fees (2006: EUR 1.4 million).

At 31 December 2007, the BNP and Paribas pension funds and the BNP welfare benefit fund showed a credit balance of EUR 44,040 in the Group's accounting books (compared with a credit balance of EUR 216,767 at 31 December 2006).

RELATIONS WITH KEY MANAGEMENT PERSONNEL

- Remuneration and benefits awarded to the Group's corporate officers

- Remuneration and benefits policy relating to the Group's corporate officers

  - Remuneration paid to the Group's corporate officers

    The remuneration paid to the Group's corporate officers is determined by the method recommended by the Compensation Committee and approved by the Board of Directors.

    This remuneration comprises both a fixed and a variable component, the levels of which are determined using market benchmarks established by firms specialised in surveys of executive remuneration in the European banking sector.

    The variable component is determined by reference to a basic bonus which is calculated as a proportion of the officer's fixed remuneration and varies in line with Group performance criteria as well as the attainment of personal objectives.

    Group performance criteria account for 70% of the basic bonus and comprise parameters including earnings per share, core business pre-tax net income, and the fulfilment of gross operating income targets at consolidated and core business level.

    Personnel objective-based criteria concern managerial performance as assessed by the Board of Directors. The Board's assessment is made in view of the foresight, decision-making and leadership skills shown by the officer in implementing the Group's strategy and preparing its future. These criteria are clearly defined and account for 30% of the basic bonus.

    The variable component of corporate officers' remuneration is capped at a level set in proportion to the basic remuneration, and since 2005 has been paid in full during the following year.

    The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers do not receive any remuneration from Group companies except BNP Paribas SA.

  - Post-employment benefits

    Compensation on termination of office

    Corporate officers are not entitled to any contractual compensation on termination of office.

    Retirement bonuses

    Michel Pébereau is not entitled to a retirement bonus. Baudouin Prot (Chief Executive Officer), Georges Chodron de Courcel and Jean Clamon (Chief Operating Officers) are entitled under their employment contracts to the standard retirement bonus benefits awarded to all BNP Paribas employees. Under this standard scheme, employees receive a bonus on retirement from the Group of up to 11.66 months' basic salary, depending on their initial contractual position and length of service at their retirement date.

Pension plans

- The defined benefit plans previously granted to executive managers of the Group who were formerly employed by BNP, Paribas or Compagnie Bancaire have all been converted into top-up type plans. The amounts allocated to the beneficiaries were fixed when the previous schemes were closed to new entrants.

  A similar procedure was applied to Michel Pébereau (Chairman of the Board of Directors), Baudouin Prot (Chief Executive Officer), and to Georges Chodron de Courcel and Jean Clamon (Chief Operating Officers). Pursuant to articles L 137.11 and R 137.16 of the French Social Security Code, these four corporate officers now belong to a contingent collective top-up pension plan. Under this plan, their pensions will be calculated (subject to their still being part of the Group on retirement) on the basis of the fixed and variable remuneration received in 1999 and 2000, with no possibility of acquiring any subsequent rights.

  The amount of retirement benefits, including the pensions paid out by the general French Social Security scheme and the ARRCO and AGIRC top-up schemes, plus any additional banking industry pension arising from the industry-wide agreement that took effect on 1 January 1994 and pension rights acquired as a result of payments by the employer into top-up funded schemes, is capped at 50% of the above-mentioned remuneration amounts.

  These retirement benefits will be revalued from 1 January 2002 until their actual payment date, based on the average annual rate of increase in pension benefits paid by the French Social Security, ARRCO and AGIRC schemes. On payment of the benefits, the top-up pensions will be equal to the differential between these revalued amounts and the pension benefits provided by the above-mentioned general and top-up schemes. Once the amount of these top-up benefits has been finally determined, the benefit will then be indexed to the growth rate in the benefit value per point under the AGIRC scheme.

  These obligations were covered by provisions recorded by BNP or Paribas as appropriate. The amount of these provisions was adjusted when the legacy plans were closed and the obligations transferred to an external insurance company.

- The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers belong to the defined-contribution pension plan set up for all BNP Paribas SA employees, in accordance with article 83 of the French General Tax Code.

Welfare benefit plans

- The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers are entitled to the same flexible welfare benefits (death and disability cover) as all BNP Paribas SA employees.
- They are also entitled to the same benefits under the *Garantie Vie Professionnelle Accidents* death/disability cover plan as all BNP Paribas SA employees, and to the supplementary plan set up for members of the Group Executive Committee, which pays out additional capital of EUR 1.08 million in the event of work-related death or total and permanent disability.
- If Baudouin Prot, Georges Chodron de Courcel or Jean Clamon die before the age of 60, their heirs will receive compensation under an insurance policy. The premium applicable under this policy is paid by the Group and treated in accordance with the social security rules applicable to employers' contributions to top-up welfare schemes in France.

- Amount of remuneration and benefits awarded to the Group's corporate officers

The tables below show (i) gross remuneration payable to the Group's corporate officers for the year to 31 December 2007, including benefits in kind and directors' fees; and (ii) gross remuneration paid in 2007, including benefits in kind and directors' fees.

- Remuneration payable to the Group's corporate officers for 2007

Remuneration payable for 2007 In euros	Remuneration		Directors' fees (3)	Benefits in kind (4)	TOTAL Remuneration
	Fixed (1)	Variable (2)			
Michel Pébereau Chairman of the Board of Directors					
2007	700,000	875,000	29,728	2,490	1,607,218
(2006)	(700,000)	(1,051,070)	(29,728)	(4,609)	(1,785,407)
Baudouin Prot Chief Executive Officer					
2007	900,000	2,272,608	142,278	5,362	3,320,248
(2006)	(883,333)	(2,324,348)	(129,551)	(5 227)	(3,342,459)
Georges Chodron de Courcel Chief Operating Officer					
2007	545,833	1,772,120	147,977	4,271	2,470,201
(2006)	(500,000)	(1,631,593)	(125,189)	(4,274)	(2,261,056)
Jean Clamon Chief Operating Officer					
2007	460,000	702,255	139,690	4,703	1,306,648
(2006)	(460,000)	(796,130)	(130,637)	(4,703)	(1,391,470)
		Total remuneration payable to the Group's corporate officers for 2007			8,704,315
				(for 2006)	(8,780,392)

(1) Remuneration actually paid in 2007.
(2) Variable remuneration payable for 2006 and 2007, paid the following year. The amount due to Michel Pébereau in respect of 2007 has been capped in accordance with the provisions on restrictions placed on the variable remuneration payable to corporate officers.
(3) The Chairman of the Board of Directors and the Chief Executive Officer do not receive directors' fees from any Group companies other than from BNP Paribas SA, and from Erbé and BNL in the case of the Chief Executive Officer. Directors' fees received in 2007 by the Chief Executive Officer from Erbé and BNL will be deducted from the variable remuneration paid to him in 2008.
Georges Chodron de Courcel receives fees in his capacity as a director of BNP Paribas Suisse, BNL and Erbé. Jean Clamon receives fees in his capacity as a director of Cetelem, BNP Paribas Lease Group, Paribas International, Erbé, CNP and BNL. The fees received by Georges Chodron de Courcel and Jean Clamon in their capacity as directors of these companies will be deducted from the variable remuneration paid to them in 2008.
(4) The Chairman of the Board of Directors, the Chief Executive Officer and the Chief Operating Officers each have a company car and a mobile telephone.

- Remuneration paid to the Group's corporate officers in 2007

Remuneration paid in 2007 In euros	Remuneration			Directors' fees	Benefits in kind	TOTAL Remuneration (5)
	Fixed	Variable	Deferred (1)			
Michel Pébereau Chairman of the Board of Directors						
2007	700,000	1,051,070	247,940	29,728	2,490	2,031,228
(2006)	(700,000)	(1,081,601)	(385,414)	(29,728)	(4,609)	(2,201,352)
Baudouin Prot Chief Executive Officer						
2007 (2)	900,000	2,233,999	277,830	143,418	5,362	3,560,609
(2006)	(883,333)	(1,817,599)	(325,940)	(120,078)	(5,227)	(3,152,177)
Georges Chodron de Courcel Chief Operating Officer						
2007 (3)	545,833	1,519,045	249,030	149,117	4,271	2,467,296
(2006)	(500,000)	(1,316,247)	(323,920)	(112,548)	(4,274)	(2,256,989)
Jean Clamon Chief Operating Officer						
2007 (4)	460,000	704,122	89,030	172,393	4,703	1,430,248
(2006)	(460,000)	(567,370)	(120,130)	(92,008)	(4,703)	(1,244,211)
			Total remuneration payable to the Group's corporate officers for 2007			9,489,381
			(for 2006)			(8,854,729)

(1) Corresponding to the transfer of the final third of the deferred bonus awarded in 2003 in the form of BNP Paribas shares and to the second third of the 2004 deferred bonus in cash.
(2) Baudoin Prot's variable remuneration in respect of 2006 paid in 2007 was reduced by EUR 90,349, corresponding to directors' fees received in 2006.
(3) Georges Chodron de Courcel's variable remuneration in respect of 2006 paid in 2007, was reduced by EUR 112,548 corresponding to directors' fees received in 2006.
(4) Jean Clamon's variable remuneration in respect of 2006 paid in 2007, was reduced by EUR 92,008, corresponding to directors' fees received in 2006.
(5) The average payroll tax rate on this remuneration was 31.6% in 2007 (30.7% in 2006).

- Benefits awarded to the Group's corporate officers

Benefits awarded to the Group's corporate officers	2007	2006
Post-employment benefits		
Retirement bonuses *Present value of the benefit obligation*	524,901 €	499,556 €
Contingent collective defined-benefit top-up pension plan *Total present value of the benefit obligation*	30,5 M€	30,9 M€
Defined contribution pension plan *Contributions paid by the company during the year*	1,416 €	1,367 €
Welfare benefits		
Flexible personal risk plan *Premiums paid by the company during the year*	10,312 €	9,954 €
Garantie Vie Professionnelle Accidents death/disability cover plan *Premiums paid by the company during the year*	9,365 €	9,366 €
Supplementary personal risk plan *Premiums paid by the company during the year*	229,924 €	224,219 €

- Stock subscription option plans

Under the authorisation granted by the Extraordinary General Meeting of 18 May 2005, BNP Paribas set up a Global Share-based Incentive Plan, which combines stock options with share awards. The provisions of this plan were approved by the Board of Directors and apply in full to the corporate officers.

In principle, the Board of Directors grants stock options to the Group's corporate officers on an annual basis. The options do not carry a discount. The plans are subject to vesting conditions under which a portion of the options granted is conditional upon the performance of the BNP Paribas share relative to the Euro Stoxx Bank index. This relative performance is measured at the end of the second, third and fourth years of the compulsory holding period. Depending on the results of this measurement, the exercise price of the portion of the options subject to this performance-related condition may be increased or their exercise may be deemed null and void.

Stock options are granted to corporate officers as a long-term incentive, in accordance with shareholders' interests. The number of options granted to corporate officers is determined by the Board of Directors using market benchmarks established by firms specialised in surveys of executive remuneration in the European banking sector.

Corporate officers are not entitled to share awards.

The table below shows the number and the valuation of stock subscription options granted to and/or exercised by the Group's corporate officers in 2007.

Stock subscription options granted to and/or exercised by the Group's corporate officers	Number of options granted/exercised	Exercise price (in euros)	Grant date	Plan expiry date	Individual allocation valuation		
					in euros [1]	as a % of the recognised expense [2]	as a % of share capital
OPTIONS GRANTED IN 2007							
Michel Pébereau	50,000	82.70	08/03/2007	06/03/2015	703,450	0.600%	0.005%
Baudouin Prot	170,000	82.70	08/03/2007	06/03/2015	2,403,420	2.100%	0.018%
Georges Chodron de Courcel	90,000	82.70	08/03/2007	06/03/2015	1,266,210	1.100%	0.010%
Jean Clamon	65,000	82.70	08/03/2007	06/03/2015	914,485	0.800%	0.007%
Aggregate					5,287,565	4.600%	0.040%
OPTIONS EXERCISED IN 2007							
Michel Pébereau	60,000	36.95	13/05/1998	13/05/2008			
Baudouin Prot	40,000	36.95	13/05/1998	13/05/2008			
Baudouin Prot	36,000	18.29	22/05/1997	22/05/2007			
Baudouin Prot	14,438	18.29	22/05/1997	22/05/2007			
Georges Chodron de Courcel	56,000	36.78	21/03/2003	20/03/2013			
Georges Chodron de Courcel	8,069	38.62	21/03/2003	20/03/2013			
Georges Chodron de Courcel	8,069	38.62	21/03/2003	20/03/2013			
Jean Clamon	1,266	48.57	15/05/2001	14/05/2011			
Jean Clamon	15,000	48.57	15/05/2001	14/05/2011			
OPTIONS GRANTED IN 2006							
Michel Pébereau	100,000	75.25	05/04/2006	04/04/2014	1,496,100	1.600%	0.011%
Baudouin Prot	180,000	75.25	05/04/2006	04/04/2014	2,692,980	2.800%	0.019%
Georges Chodron de Courcel	90,000	75.25	05/04/2006	04/04/2014	1,346,490	1.400%	0.010%
Jean Clamon	65,000	75.25	05/04/2006	04/04/2014	972,465	1.000%	0.007%
Aggregate					6,508,035	6.800%	0.047%
OPTIONS EXERCISED IN 2006							
Michel Pébereau	20,000	18.45	22/05/1997	22/05/2007			
Michel Pébereau	30,263	18.29	22/05/1997	22/05/2007			
Georges Chodron de Courcel	5,000	37.64	03/05/1999	03/05/2009			
Georges Chodron de Courcel	80,710	48.57	15/05/2001	14/05/2011			
Jean Clamon	60,523	44.77	22/12/1999	22/12/2009			
Jean Clamon	70,623	20.23	17/11/1998	17/11/2006			

(1) The stock options granted in 2007 which were not subject to performance conditions have been valued for accounting purposes at EUR 14.57 each (EUR 15.36 in 2006)
The stock options granted in 2007 which were subject to performance conditions have been valued for accounting purposes at EUR 12.90 each (EUR 14.03 in 2006)
(2) % of the expense recognised for the Global Share-based Incentive Plan, which combines stock options with share awards

The table below shows the number of outstanding options held by the Group's corporate officers at 31 December 2007.

Originating company	BNP	BNP	BNP Paribas	BNP Paribas	BNP Paribas	BNP Paribas	BNP Paribas
Date of grant	13/05/1998	22/12/1999	15/05/2001	21/03/2003	25/03/2005	05/04/2006	08/03/2007
Number of options outstanding at end-2007	91,698	353,050	407,454	492,738	353,081	435,000	375,000

- Compulsory share ownership – Holding period for shares received on exercise of stock options

As from 1 January 2007, the Group's corporate officers are required to own a minimum number of shares for the duration of their term of office, calculated based on both the opening BNP Paribas share price and their fixed remuneration at 2 January 2007. The number of shares must correspond to seven years' fixed remuneration for Michel Pébereau (58,700 shares) and Baudouin Prot (75,500 shares) and five years' fixed remuneration for Georges Chodron de Courcel (30,000 shares) and Jean Clamon (27,600 shares). This obligation must be complied with by 13 February 2010 at the latest.

The Chairman of the Board of Directors, Chief Executive Officer and Chief Operating Officers are also required to hold a quantity of shares issued following the exercise of stock options for the duration of their term of office. This holding requirement represents 50% of the net gain realised on the purchase of shares under options granted as from 1 January 2007, and will be considered as satisfied once the threshold defined for compulsory share ownership has been reached based on shares resulting from the exercise of options as of said date.

- Remuneration and benefits awarded to employee-elected directors

Total remuneration paid in 2007 to employee-elected directors – calculated based on their actual attendance – amounted to EUR 81,045 in 2007 (EUR 89,942 in 2006), excluding directors' fees. The total amount of directors' fees paid in 2007 to employee-elected directors was EUR 69,103 (EUR 76,551 in 2006). These sums were paid directly to the trade union bodies of the directors concerned.

Employee-elected directors are entitled to the same death/disability cover and the same *Garantie Vie Professionnelle Accidents* benefits as all BNP Paribas SA employees. The total amount of premiums paid into these schemes by BNP Paribas in 2007 on behalf of the employee-elected directors was EUR 1,026 (EUR 989 in 2006).

The employee-elected directors belong to the defined-contribution plan set up for all BNP Paribas SA employees, in accordance with article 83 of the French General Tax Code. The total amount of contributions paid into this plan by BNP Paribas in 2007 on behalf of the employee-elected directors was EUR 649 (EUR 639 in 2006). Employee-elected directors are also entitled to top-up banking industry pensions under the industry-wide agreement that took effect on 1 January 1994.

- Loans, advances and guarantees granted to the Group's corporate officers

At 31 December 2007, total outstanding loans granted directly or indirectly to the Group's corporate officers amounted to EUR 6,340,882 (EUR 4,095,895 at 31 December 2006).

8.e BALANCE SHEET BY MATURITY

The table below gives a breakdown of the balance sheet by contractual maturity.

The maturities of financial assets and liabilities measured at fair value through profit or loss within the trading portfolio are regarded as undetermined insofar as these instruments are intended to be sold or redeemed before their contractual maturity dates. The maturities of variable-income financial assets classified as available for sale, derivative hedging instruments, remeasurement adjustments on interest-rate risk hedged portfolios and undated subordinated debt are also deemed to be undetermined. Since the majority of technical reserves of insurance companies are considered as demand deposits, they are not presented in this table.

In millions of euros, at 31 December 2007	Not determined	Overnight or demand	Up to 1 month (excl. overnight)	1 to 3 months	3 months to 1 year	1 to 5 years	More than 5 years	TOTAL
Cash and amounts due from central banks and post office banks		18,542						18,542
Financial assets at fair value through profit or loss	931,706							931,706
Derivatives used for hedging purposes	2,154							2,154
Available-for-sale financial assets	21,869		2,971	5,034	9,611	21,558	51,551	112,594
Loans and receivables due from credit institutions		20,636	16,222	12,656	5,323	8,871	7,408	71,116
Loans and receivables due from customers		36,679	44,959	32,278	57,154	144,893	129,140	445,103
Remeasurement adjustment on interest-rate risk hedged portfolios	(264)							(264)
Held-to-maturity financial assets			4	513	625	1,450	12,216	14,808
Financial assets by maturity	**955,465**	**75,857**	**64,156**	**50,481**	**72,713**	**176,772**	**200,315**	**1,595,759**
Due to central banks and post office banks		1,724						1,724
Financial liabilities at fair value through profit or loss	722,099		1,704	2,718	17,399	32,295	19,910	796,125
Derivatives used for hedging purposes	1,261							1,261
Due to credit institutions		23,210	75,262	36,816	11,706	14,249	8,939	170,182
Due to customers		199,009	96,352	36,984	9,858	2,484	2,017	346,704
Debt securities			37,632	39,169	27,606	23,442	13,207	141,056
Subordinated debt	1,226		15	534	862	3,416	12,588	18,641
Remeasurement adjustment on interest-rate risk hedged portfolios	20							20
Financial liabilities by maturity	**724,606**	**223,943**	**210,965**	**116,221**	**67,431**	**75,886**	**56,661**	**1,475,713**

In millions of euros, at 31 December 2006	Not determined	Overnight or demand	Up to 1 month (excl. overnight)	1 to 3 months	3 months to 1 year	1 to 5 years	More than 5 years	TOTAL
Cash and amounts due from central banks and post office banks		9,642						9,642
Financial assets at fair value through profit or loss	744,858							744,858
Derivatives used for hedging purposes	2,803							2,803
Available-for-sale financial assets	18,706		5,665	6,983	10,587	15,128	39,670	96,739
Loans and receivables due from credit institutions		18,498	25,527	12,437	4,598	4,726	9,384	75,170
Loans and receivables due from customers		30,245	35,535	36,572	49,738	129,113	111,930	393,133
Remeasurement adjustment on interest-rate risk hedged portfolios	(295)							(295)
Held-to-maturity financial assets			7	505	353	788	13,496	15,149
Financial assets by maturity	**766,072**	**58,385**	**66,734**	**56,497**	**65,276**	**149,755**	**174,480**	**1,337,199**
Due to central banks and post office banks		939						939
Financial liabilities at fair value through profit or loss	597,990		636	2,406	8,523	25,381	18,392	653,328
Derivatives used for hedging purposes	1,335							1,335
Due to credit institutions		23,950	63,049	25,324	14,102	11,802	5,423	143,650
Due to customers		175,874	76,265	26,725	9,115	2,895	7,778	298,652
Debt securities			28,771	21,680	25,971	20,892	24,245	121,559
Subordinated debt	1,558		968	320	773	2,159	12,182	17,960
Remeasurement adjustment on interest-rate risk hedged portfolios	367							367
Financial liabilities by maturity	**601,250**	**200,763**	**169,689**	**76,455**	**58,484**	**63,129**	**68,020**	**1,237,790**

8.f FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTISED COST

The information supplied in this note must be used and interpreted with the greatest caution for the following reasons:

- These fair values are an estimate of the value of the relevant instruments as of 31 December 2007. They are liable to fluctuate from day to day as a result of changes in various parameters, such as interest rates and credit quality of the counterparty. In particular, they may differ significantly from the amounts actually received or paid on maturity of the instrument. In most cases, the fair value is not intended to be realised immediately, and in practice might not be realised immediately. Consequently, this fair value does not reflect the actual value of the instrument to BNP Paribas as a going concern.
- Most of these fair values are not meaningful, and hence are not taken into account in the management of the commercial banking activities which use these instruments.
- Estimating a fair value for financial instruments carried at historical cost often requires the use of modelling techniques, hypotheses and assumptions that may vary from bank to bank. This means that comparisons between the fair values of financial instruments carried at historical cost as disclosed by different banks may not be meaningful.
- The fair values shown below do not include the fair values of non-financial instruments such as property, plant and equipment, goodwill and other intangible assets such as the value attributed to demand deposit portfolios or customer relationships. Consequently, these fair values should not be regarded as the actual contribution of the instruments concerned to the overall valuation of the BNP Paribas Group.

In millions of euros	31 December 2007		31 December 2006	
	Carrying value [1]	Estimated fair value	Carrying value [1]	Estimated fair value
FINANCIAL ASSETS				
Loans and receivables due from credit institutions	71,116	70,846	75,170	75,439
Loans and receivables due from customers	445,103	441,939	393,133	392,600
Held-to-maturity financial assets	14,808	15,083	15,149	15,628
FINANCIAL LIABILITIES				
Due to credit institutions	170,182	169,919	143,650	143,906
Due to customers	346,704	346,645	298,652	298,678
Debt securities	141,056	140,495	121,559	121,429
Subordinated debt	18,641	18,100	17,960	18,127

[1] The carrying amount does not include the remeasurement of portfolios of financial instruments in fair value hedging relationships. At 31 December 2007, this is included within "Remeasurement adjustment on interest-rate risk hedged portfolios" under assets in a negative amount of EUR 264 million, and under liabilities for a positive amount of EUR 20 million (respectively, a negative amount of EUR 295 million and a positive amount of EUR 367 million at 31 December 2006).

The fair values shown above relate solely to financial instruments recognised in the balance sheet, and hence do not include non-financial assets and liabilities.

The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The valuation techniques and assumptions used by BNP Paribas ensure that the fair value of financial assets and liabilities is measured on a consistent basis throughout the Group. Fair value is based on prices quoted in an active market when these are available. In other cases, fair value is determined using valuation techniques such as discounting of estimated future cash flows for loans, liabilities and held-to-maturity financial assets, or specific valuation models for other financial instruments as described in Note 1, "Principal accounting policies applied by the BNP Paribas Group". In the case of loans, liabilities and held-to-maturity financial assets that have an initial maturity of less than one year (including demand deposits) or are granted on floating-rate terms, fair value equates to carrying amount. The same applies to most regulated savings products.

In 2006, the valuation techniques implemented to comply with IFRS disclosure requirements and to measure the financial instruments comprising the banking intermediation book are based on assumption of stable credit spreads. In 2007, the change in market conditions over the year revealed a widening of spreads on bank financing and investment activities from approximately 10 basis points for clients having the three highest ratings in the bank's internal rating system to approximately 200 basis points for clients having the lowest rating. These observed changes were taken into account in the fair value estimated for financial assets at 31 December 2007. Debt securities with residual maturities of more than one year were measured assuming a widening in the Bank's spread of approximately 10 basis points, which is consistent with the change in spread taken into account in the measurement of the debt at fair value through profit and loss; in the case of subordinated debt, the widening in the Bank's spread taken into account in the valuation was approximately 60 basis points.

BNP PARIBAS

RESULTS AS AT 31 DECEMBER 2007

PRESS RELEASE

20 February 2008



RESULTS AS AT 31 DECEMBER 2007

Paris, 20 February 2008

RECORD RESULTS IN 2007: NET INCOME GROUP SHARE €7.8bn

	2007	2007/2006
• Revenues	€31,037mn	+11.1%
• Net Income (Group share)	€7,822mn	+ 7.0 %
• Net Earnings per Share	€8.49	+ 5.7 %
• Dividend per Share *Subject to AGM approval*	€3.35 €	+ 8.1%

NET INCOME GROUP SHARE 4Q07: €1,006mn

- A robust model in the face of the crisis

A STRONG BUSINESS DEVELOPMENT DRIVE: REVENUES GREW IN ALL THE CORE BUSINESSES IN 2007

	2007	2007/2006
▪ FRB*	€5,919mn	+4.4%
▪ BNL bc**	€2,634mn	+6.5%
▪ IRFS	€7,955mn	+7.9%
▪ AMS	€5,329mn	+20.9%
▪ CIB	€8,293mn	+2.5%

**excluding PEL/CEL effects, with 100% of French Private Banking* ***with 100% of Italian Private Banking - 2006 full year pro forma*

AN AMBITIOUS GROWTH STRATEGY

- Reinforce Pan-European Leadership
- Double, in 3 years, revenues in emerging markets to reach 15% of the Group's revenues
- Continue in 2008 to outperform the competition thanks to a solid financial structure, a stringent risk policy and a customer-driven business model

On 19 February 2008, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the fourth quarter 2007, and approved the accounts for the 2007 fiscal year.

RECORD RESULTS IN 2007

Despite a highly unfavourable environment in the second half of the year, the Group achieved in 2007 the best performance of its history with revenues totalling 31,037 million euros, up 11.1% compared to 2006 and net income group share of 7,822 million euros, up 7.0% compared to 2006.

This performance reflects the Group's powerful organic growth, as well as a limited impact of the crisis on revenues and provisions. Beyond the substantial capital gains generated by BNP Paribas Capital in 2007, the robustness of BNP Paribas' business development model is illustrated by the growing revenues in all the core operating businesses compared to the already high levels in 2006.

Operating expenses, which totalled 18,764 million euros, were up 10.0% reflecting the powerful growth drive. The core businesses' cost/income ratio[1] remained stable, at 60.8%, compared to 60.6% in 2006 thanks to the continued improvement of FRB's and AMS' operating efficiency, the benefit of integration synergies at BNL bc, as well as the excellent efficiency of CIB whose cost/income ratio, at 57.8%, remained below the ceiling target of 60% and placed it at the forefront of comparable banks.

Gross operating income thus came to 12,273 million euros, up 12.8% compared to 2006.

In an environment marked by a deep financial crisis, the cost of risk was 1,725 million euros for the group compared to 783 million euros in 2006. Part of this increase, 424 million euros, is linked to the direct impact of the crisis in the third and fourth quarters that weighed in on BancWest's cost of risk (218 million euros) and CIB's (206 million euros). The rest of the difference comes primarily from lesser write-backs by CIB and from Cetelem's higher provisions due to the increased outstandings in the emerging countries as well as greater consumer lending risk levels in Spain. The cost of risk of the retail banking businesses in France and Italy remained stable and showed no signs of deteriorating.

The net income group share thus came to 7,822 million euros, up 7.0% compared to 2006. Return on equity was at the high level of 19.6%, down only 1.6 points compared to 2006 despite a much more difficult environment.

The Board of Directors resolved to propose at the Annual General Shareholder's Meeting to pay out a 3.35 euro dividend per share[2], up 8.1% compared to 2006.

Fourth Quarter: A Robust Model in the Face of the Crisis

The fourth quarter 2007 was marked by extremely erratic markets along with rising counterparty risks, in particular with respect to monoline insurers.

In this environment, the Group demonstrated the strength of its business model, posting 1,006 million euros in net income. In line with the amounts announced when reporting estimated results on 30 January, these results include 589 million euros in depreciations and fair value adjustments affecting CIB's revenues as well as 309 million euros in provisions directly related to the crisis,

[1] At constant scope and exchange rates

[2] The Board of Directors will also propose at the Annual General Meeting to pay the dividend on 29May 2008

impacting BancWest's and CIB's cost of risk. Despite all of this, CIB generated a positive pre-tax income of 343 million euros.

The Group's revenues came to 6,920 million euros, down 1.9% compared to the fourth quarter 2006 due to these depreciations and fair value adjustments. Operating expenses rose moderately by 0.7% compared to the fourth quarter 2006.

Therefore, gross operating income reached 2,233 million euros, down 6.9% compared to the fourth quarter 2006.

The cost of risk reached 745 million euros in the fourth quarter 2007, of which 309 million euros were a direct impact of the crisis. This figure should be compared with the fourth quarter 2006 cost of risk, 282 million euros, which included provision write backs by Cetelem and CIB.

A STRONG BUSINESS DEVELOPMENT DRIVE IN ALL THE CORE BUSINESSES

Both for the whole year 2007 and in the fourth quarter, all the core businesses exhibit a powerful sales and marketing drive and make a positive contribution to the Group's pre-tax income.

French Retail Banking (FRB)

French Retail Banking continued to enjoy remarkable performance, in particular in terms of winning new customers. In 2007, the net growth in the number of individual cheque and deposit accounts hit a record high of 230,000, bringing the total number of customers in the French banking network to 6.2 million.

Results

The French banking network's revenues grew 4.1%[3] in 2007, net interest revenues rose 0.7% and fees 8.4% compared to 2006. Fourth quarter deposit outstandings increased 11.2% compared to the fourth quarter of 2006 and showed an accelerating growth pace over the year, whilst outstanding loan growth remained vigorous at 11.6% compared to the fourth quarter 2006.

Operating expenses rose 3.0%[3], which helped produce a 1.1 point positive jaws effect. The cost of risk, at 17 basis points of risk weighted assets, was down again compared to the low level in 2006 (18 basis points). This is explained by the fact that mortgages are structurally a low risk in France (most are fixed-rate and guaranteed by *Crédit Logement*, a specialised mortgage agency), and also that corporate credit risks are well monitored by the Bank's dedicated and independent credit specialists in each business centre.

FRB's pre-tax income, excluding PEL/CEL effects, totalled in 2007 1,671 million euros, up 5.0% compared to 2006. Pre-tax return on allocated equity in 2007 came to 28%, down 1 point compared to 2006.

Outlook

The FRB core business maintains its target of achieving 4% average annual revenue growth. With respect to individual customers, the Bank plans to create a new lead in multi-channel banking, which will further enhance service quality and customer satisfaction and help continue to gain market share. By 2010, over 10% of sales are expected to be made via the Internet.

[3] On a comparable basis, that is to say with 100% of French Private Banking, excluding PEL/CEL effects and excluding Dexia Private Banking France acquired in 2007.

FRB also intends to maintain its leading position in Private Banking in France. Its unique organisation in France should generate over 10% growth per year in assets under management.

In corporate banking services, FRB will continue to capitalise on the advantages of its business centre organisation. The Bank aims to become more systematically its customers' core banker by continuing to grow cross-selling with CIB, in particular in M&A where BNP Paribas has occupied the number one position in France for the past 3 consecutive years. BNP Paribas would like to continue to expand its corporate customer base, in particular by targeting high-growth companies.

In terms of operating efficiency, the objective of the French banking network is to maintain a positive annual 1 point positive jaws effect.

BNL banca commerciale (BNL bc)

BNL now contributes substantially to the Group's business and profitability growth: one year after the 2007-2009 integration plan was unveiled, BNL is continuing its integration within the BNP Paribas Group in a satisfactory manner and 70% of the synergies expected have already been implemented.

Results

2007, the first full year of the integration plan, saw significant progress in the organisation and sales and marketing efficiency. BNL's image in Italy was re-energised by several innovative advertising campaigns, a new product line was launched with current accounts, lending and savings products relying in particular on AMS. Front office staff are starting to get new sales applications. At the same time, relationship managers from the retail banking network were trained on the new marketing approach. These initiatives are expected to produce their full effect starting in 2008.

Already in 2007, operating income rose sharply at 572[4] million euros, or 39.9% growth compared to 2006[5]. This growth was achieved thanks to 6.5% revenue growth and stable operating expenses compared to 2006[5].

The cost of risk is stable at 318 million euros.

Pre-tax income for 2007 totalled 566 million euros, up 44.8% compared to 2006[5]. Pre-tax return on allocated equity rose 5 points to 19%. In the first year of the plan, BNL thus confirmed already, thanks to its successful integration within the Group, the potential of Italy as a value creation driver for BNP Paribas.

Outlook

BNL bc's goal is now to complete the integration plan by implementing in 2008 all the synergies provided for in the 2007-2009 plan.

With respect to individual customers, the drive for change is going to continue with, in particular, the rolling out of a multi-channel offering based on the operating platform in France, which is unparalleled in Italy. All the bank branches will be renovated and 100 new branches will be opened.

[4] With 100% of Italian Private Banking.
[5] Full year pro forma.

With respect to corporate customers, BNL bc's goal is to become a benchmark bank in Italy, in particular by leveraging on CIB's product expertise and the Group's large international network notably around the Mediterranean.

All in all, BNL's objective is to grow its revenues on average by 6% a year with a 5 point per year positive jaws effect by benefiting from the Group's best practices as well as economies of scale, in particular in terms of IT investment, made possible by its being part of the Group.

International Retail Financial Services (IRFS)

The core business continued to pursue its fast-paced growth strategy in emerging countries and consumer lending. BancWest was hit by the U.S. subprime crisis but remains largely profitable for the year.

Results

Despite an unfavourable exchange rate effect due to the falling value of the dollar, the IRFS core business' revenues continued to grow in 2007 at a sustained pace: +7.9% at 7,955 million euros (+9.4% at constant scope and exchange rates). The core business' rapid growth resulted in a 10,0% rise in operating expenses (+9.8% at constant scope and exchange rates) and gross operating income, which was 3,330 million euros, grew 5.1% (+9.0% at constant scope and exchange rates). After factoring in the cost of risk, up in particular at BancWest as a result of the crisis, the core business' pre-tax income for 2007 came to 2,275 million euros, down 10.7% compared to 2006. Pre-tax return on allocated equity remained at a high 28% after reaching 35% in 2006 thanks to an exceptionally low cost of risk.

During the year, the organic growth momentum continued in **emerging countries** with 189 branches opened in the banking network, in particular in Turkey and in North Africa and 1.5 million new customers, bringing the total number of customers in the emerging countries' networks to 4.2 million. The acquisition in 2007 of Sahara Bank in Libya enabled BNP Paribas to become the first foreign bank to move into the country and to round out an unparalleled network in the Mediterranean.

Cetelem also pursued its expansion in emerging countries through organic growth (set up operations in Russia) and external growth (acquisitions under way of Jet Finance in Bulgaria and BGN in Brazil). Thanks to a strong sales and marketing drive, outstanding loans grew 17.4% compared to 2006. The increased share of emerging countries in Cetelem's portfolio resulted in higher provisions. This increase in Cetelem's cost of risk was accentuated in 2007 by a higher cost of risk in Spain.

The year 2007 was also marked by plans to create Personal Finance, which ties together Cetelem, the consumer lending leader, and UCB, the specialty mortgage lender. The purpose of this tie-up is to capitalise on the convergence between these two lines of retail finance to develop a full and coordinated product offering combining, for example, home improvement loans, home equity loans, etc. Cetelem and UCB will be able to combine their customer bases, expand their product and service offering vis-à-vis their third party distributors and capitalise on their respective international operations. The new Personal Finance entity creates Europe's number 1 personal financing solutions provider.

In 2007, **BancWest** showed a good sales and marketing drive in the midst of a crisis. Outstanding loans grew 7.5% compared to 2006. Revenues fell only 1.2%[6] despite the crisis and edged up 2.9% in the fourth quarter compared to the fourth quarter 2006, evidence of the initial benefits of a normalised yield curve and the organic growth plan launched at the end of 2006. The cost of risk at

---

[6] At constant exchange rates.

335 million euros in 2007 was impacted by exceptional provisioning levels linked to the crisis (218 million euros).

Outlook

The IRFS core business has set itself an average annual revenue growth target of 10%. The core business' growth strategy revolves around pursuing further integration between the retail banking networks and the specialised financial services. The core business' customer base, which, at the end of 2007, included 8.4 million customers in the retail banking networks, 20.9 million direct Personal Finance customers and 22.9 million customers managed by Personal Finance, is expected to pick up another 20 million new customers by 2010, of which close to 6 million in the retail banking networks.

The core business will also strive to grow revenues per customer by expanding cross-selling at all levels:

- within each entity by utilising BNP Paribas' commercial know-how in recently acquired networks and thanks to the expansion of Personal Finance's product and service offering,
- between the entities within the core business by making the specialty companies' product offering available to the retail networks, for example in terms of auto loans, and by offering banking services to the customers of the specialty companies,
- with the other Group's core businesses, by expanding credit protection insurance and private banking services, by capitalising on CIB's expertise to develop international trade finance and capital market products and by developing an integrated leasing solution between Equipment Solutions and the FRB and BNL bc networks.

Lastly, this growth drive will be accompanied by improved operating efficiency, thanks to the reengineering of the processes in each of the entities and the sharing of platforms in order to generate an average annual 1 point positive jaws effect.

Asset Management & Services (AMS)

In 2007, the AMS core business again showed very strong momentum for revenue growth and profitability.

Results

The core business' revenues totalled 5,329 million euros, or 20.9% growth compared to 2006.

This growth is explained in particular by the core business' excellent performance in net asset inflows, even in the second half of the year. Net asset inflows were slightly negative in the third quarter at -2.6 billion euros and then became positive again in the fourth quarter with +1.7 billion euros. These achievements were far better than the asset management's market average, which recorded significant net asset outflows for the second half of the year. For the year, BNP Paribas' net asset inflows totalled 23 billion euros. Assets under management progressed by 8% to 584 billion euros. This superior performance is explained by the predominant share of individual customers, who account for 62% of the core business managed assets and who have a more stable profile than institutional customers.

The growth of all AMS's business lines gathered pace outside France, with substantial revenue growth in Italy thanks to the success in selling guaranteed capital funds to BNL's individual customers and bolstering its positions in high-growth countries (India, Brazil, Singapore).

This growth, which was primarily organic (at constant scope and exchange rates, revenues grew 17.6% for the year), required substantial investments. Operating expenses grew 20.1% compared to 2006 and 14.3% at constant scope and exchange rates. The pace of investment was nevertheless under control, as the core business generated an over 3 points positive jaws effect at constant scope and exchange rates.

Pre-tax income came to 1,980 million euros, up 21.4% compared to 2006. Pre-tax return on allocated equity was 36%, up 1 point compared to the 2006 high.

Each of AMS's business lines contributed to this record performance.

Revenues from the **Wealth & Asset Management** business line were up 24.1% compared to 2006, at 2,765 million euros. Assets under management grew respectively 10.7% year-on-year for Asset Management and 11.7% for Private Banking and Personal Investors combined.

In insurance, in a market where bancassurers' gross asset inflows in France fell 6.6% compared to 2006, **BNP Paribas Assurance**, thanks to its superior product and service offering and the variety of its internal and external distribution channels, managed to maintain its annual gross asset inflows at 11 billion euros, stable compared to the record level in 2006. The business line's revenues grew for the year 12.6%, thanks in particular to a share of unit-linked insurance products that is still largely higher than the market (41% of gross asset inflows for BNP Paribas versus 25% for the market). BNP Paribas Assurance's international expansion continued. It now has a presence in 42 countries and is expanding in Asia (mainly in India and South Korea) as well as in the United Kingdom.

BNP Paribas Securities Services continued to reinforce its pan-European leadership. In a market characterised by an extremely large volume of transactions (+41% compared to 2006), revenues grew 24.5% compared to 2006. Assets under custody rose 5.2% to 3,801 billion euros at the end of 2007. The strong sales and marketing drive continued and the quality of the service offering helped the business line win new mandates. Assets under administration continued to experience fast-paced growth (833.8 billion euro, +33.9% compared to 31 December 2006).

Outlook

The AMS core business is well-positioned to capitalise on the structurally positive dynamics of the savings market: aging population and growing need for precautionary savings in industrial countries; growing middle classes and an increased number of wealthy customers in emerging countries.

Thanks to its original organisation, which combines an extremely wide range of products covering all asset classes and based on an open multi-management architecture with multiple internal and external distribution channels making it possible to access a broad customer base worldwide, AMS has developed assets that will allow it to continue to generate sustained growth. Its international expansion will gather pace both in Europe, by increasing its onshore and offshore market share, and in emerging countries, which now account for 5% of the core business' revenues and are expected to reach 10% of its revenues by 2010. All in all, AMS is aiming to grow its assets under management 10% per year on average and to increase its gross operating income 10% per year.

Corporate and Investment Banking (CIB)

Thanks to its growth model based on client-driven business in all the business lines and good risk control, BNP Paribas' Corporate and Investment Banking posted in 2007 record revenues in the context of a market rocked by the subprime crisis that weighed in heavily on the bottom lines of most of its competitors. The quality of these results makes BNP Paribas' CIB business one of the best global players in the industry.

Results

In 2007, CIB's revenues totalled 8,293 million euros, up 2.5% compared to 2006. The rise in client revenues was very sharp, +23% compared to 2006, a trend that was confirmed for the whole year: +34% in the fourth quarter compared to the fourth quarter 2006. Client business growth was especially fast-paced in Italy, Asia and in the emerging countries.

The **Advisory and Capital Markets** businesses generated 5,625 million euros in revenues in 2007, up 4.2% compared to 2006, despite substantial credit adjustments related to the counterparty risk, in particular on monoline insurers. The derivatives businesses (equity, interest rate, Forex, credit and commodities) in which BNP Paribas is one of the global leaders, account for 50% of CIB's revenues.

The **Financing Businesses** generated in 2007 2,668 million euros in revenues, down 1.0% compared to 2006. These revenues were affected by fair value adjustments to the LBO underwriting portfolio. The business of the Energy, Commodities, Export and Project (ECEP) business line was not directly affected by the crisis and continued to reap the benefits of the positive environment (high energy and commodities prices, international trade growth, infrastructure needs in emerging countries and the development of renewable energies, etc.) that enables the business to continue to leverage on its expertise in high added value financing solutions for an increasingly large client base.

Against this backdrop of major growth, operating expenses rose 7% for the year, reflecting the strengthening of teams in the key franchises but also showing a satisfactory flexibility in the second half of the year with a 13.2% decline in operating expenses between the second and third quarter followed by an 18.7% fall between the third and the fourth quarter, essentially due to the adjustment of variable compensations to a more difficult market environment.

In 2007, the cost of risk was a mere 28 million euros compared to net write backs of 264 million euros in 2006. This still very low cost of risk reflects CIB's limited exposure to risky assets and the superior quality of its overall portfolio.

CIB's pre-tax income totalled 3,577 million euros in 2007, down only 8.8% compared to 2006 and with a positive contribution in the third and fourth quarters despite the crisis. Pre-tax return on allocated equity was 30%, down 9 points compared to the record level in 2006.

Outlook

Despite a market environment that offers limited visibility, the CIB core business set itself the objective of matching in 2008 the record revenues achieved in 2007. This ambitious objective in light of the context is made possible by:

- BNP Paribas' limited reliance on revenues from proprietary trading.
- The limited size of the businesses whose revenues are directly affected by the crisis : structured credit derivatives; securitisation; LBO origination - or less than 10% of CIB's total revenues in 2007.
- A geographic positioning and business mix that enable the core business to reap the benefits of the market's structurally positive trends, be it in derivatives or specialised finance.
- The Group's financial strength, which is a distinctive competitive advantage over the competition in this phase of the cycle.

In Europe, the CIB core business is going to step up its market penetration, especially in Italy. In Asia and in the emerging countries, CIB plans to leverage on its already strong positions (27% of client revenues in 2007) bolstering its organisation in particular in India, China, the Gulf region and in Russia.

CIB is also going to grow its franchise with financial and institutional clients to whom BNP Paribas' experience and rating - one of the best in the world - are major competitive advantages.

A STRINGENT RISK MANAGEMENT CULTURE AND A SOLID FINANCIAL STRUCTURE

BNP Paribas' solid performance in the face of the crisis is explained in particular by Group's stringent risk management culture and its ability to hold up during the liquidity crisis.

A Stringent Risk Management Culture

BNP Paribas' business model is based on a long-term approach focusing on lasting customer relationships and risk analysis based on economic fundamentals. The monitoring of operational risk has been formalised in a group wide policy in 2003.

Management is directly involved at all levels of responsibility. The front line managers of each entity are directly accountable for controlling the risks of their portfolio. Committees chaired by General Management determine sector-based and geographic policies as well as credit, counterparty and market risk limits and exercise oversight with respect to their usage.

BNP Paribas Group introduced strong and independent audit and control functions tasked with exercising permanent operating control and periodic audit. All these functions (Group Risk Management, Compliance and Internal Audit) represented, at the end of 2007, 2,480 persons, up 21% compared to 2005. These teams have best-in-class technical expertise combined with highly experienced management judgement.

A Favourable Liquidity Situation

In terms of liquidity, BNP Paribas Group has a major competitive advantage which is based on three key components:

- The Group's liquidity needs did not suddenly or unexpectedly rise as a result of the crisis. The Group has limited reliance on cash securitisation to finance the growth of its loan portfolio (13.3 billion in outstandings as at 31 December 2007) so it has not suffered from the drying up of this financing source. Its exposure to conduits is limited and it does not sponsor any SIVs. At the end of 2007, BNP Paribas had a 128% loans/deposits ratio, an improvement over the end of 2006 (132%) with 13% loan growth for the period.

- The Group has the capacity to leverage resources to finance its growth. This access to liquidity is naturally facilitated by the AA+ rating granted by Standards & Poor's but also by the very large base of customers in all currencies and across all geographic regions. Thus, BNP Paribas Group gains access to the funds it needs at a price that is generally below the interbank market price.

- The Group has established a centralised treasury cash management function that enables it to optimise daily refinancing volumes and terms for all the Group's entities worldwide. The medium- and long-term refinancing strategy is also proactive in order to take maximum advantage of the best windows of opportunity for new issuance.

Hence, the liquidity crisis only had a very limited impact on the Group's 2007 refinancing cost.

A Solid Capital Base

Thanks to its good operating performances, the Group posted in 2007 a substantial rise in its Tier 1 equity, which grew from 34.4 billion at the end of 2006 to 39.2 billion at the end of 2007 (+13.9%), after deducting the dividend proposed at €3.35[7] per share for a total of 3 billion euros.

In 2007, the Group saw sustained growth in its risk weighted assets (16.2%) and continued to pursue its disciplined and targeted acquisitions strategy, posting in 2007 a limited further 0.8 billion euros in goodwill.

As at 31 December 2007 and based on the applicable Basel I standards, the international capital adequacy ratio was 10.0% and the Tier 1 ratio 7.3%.

Outlook

1 January 2008 marked the introduction of the Basel II standards for European Union banks that opted for advanced approaches. After the Basel I standards, which in 1988 were a major step forward for the financial solidity of banks, Basel II represents considerable progress in bringing the regulatory capital adequacy framework more in line with the economic reality of risks taken by banks. The relevance of these new standards is made clear by the current financial crisis.

After the market regulator approved its models for a scope representing a majority of the Group's risk weighted assets, BNP Paribas, with the move to Basel II, will benefit from a reduction in risk weighted assets, reflecting the superior quality of its portfolios, albeit limited by a regulatory floor set in 2008 at 90% of the Basel I risk weighted assets. This advantage is partly offset by a more restrictive method for taking into account equity under the Basel II standards. Given the opposing trends in the ratio's numerator and denominator, the Tier 1 ratio, under Basel II, is estimated at 7.6% as at 1 January 2008, which amounts to a benefit of about 30 basis points compared to Basel I.

The Group wishes however to give itself a year to observe the dynamics of the ratio before disclosing a target Tier 1 ratio under Basel II.

The Group's capital management policy remains unchanged: in addition to the priority devoted to growing the dividend, organic growth is expected to remain substantial with about 10% risk weighted asset growth in 2008 as BNP Paribas will continue to support its customers to implement their investment strategies. The Group will also maintain rigorous external growth discipline.

AN AMBITIOUS GROWTH STRATEGY

During the 2004-2007 period, BNP Paribas Group underwent a major change in scale. The Group's revenues were multiplied by 1.6 to 31 billion euros compared to 19 billion in 2004. Generating three-quarters of its revenues in Europe, BNP Paribas has acquired leading pan-European positions across all its business lines and is one of the only European financial services groups that has two domestic retail banking markets.

This expansion was primarily the result of organic growth as well as acquisitions adhering to disciplined financial criteria. The Group's business mix has been maintained with retail banking businesses accounting for half the Group's revenues, the Corporate and Investment Banking businesses roughly one-third and the AMS businesses one-sixth.

---

[7] Subjet to AGM approval

This sharp growth was controlled. In terms of risk management, BNP Paribas' stringent policy is implemented across the Group's business lines and demonstrated its robustness in 2007. With respect to operating efficiency, the Group's cost/income ratio regularly improved, declining from 62.8% in 2004 to 60.5% in 2007. Lastly, the Group's organisational structure has evolved to enable sound management of a constantly growing entity, with, at the end of 2007, a workforce of 160,000, of which 60% outside France.

The profitable growth strategy made it possible to grow the net income group share for the period from 4.7 billion euros to 7.8 billion euros. The net earnings per share grew in average 15.2% per year and the dividend per share 18.8% per year for the period.

BNP Paribas begins 2008 determined to capitalise on its strengths within an ambitious growth strategy.

In Europe, the rolling out of the integrated model will continue, by drawing on both domestic retail networks in France and Italy and reinforcing the business lines' pan-European leadership: converging distribution systems and product platforms.

Outside Europe, BNP Paribas' priority is to bolster its presence in emerging markets, doubling in 3 years its revenues in these regions to reach 15% of the Group's total revenues. BNP Paribas has set itself two priorities in this area:

- In the Mediterranean and in far Eastern Europe, BNP Paribas is deploying the Group's integrated model, drawing on these countries' geographic and cultural proximity to Europe and taking advantage of the existing strong presence, in particular with energy and commodities finance teams.
- In Brazil, India and Greater China, priority is focussed on expanding the AMS and CIB business lines as well as consumer lending in Brazil. This expansion is driven at the highest level as a member of the Group's Executive Committee personally coordinates the business development strategy in each country.

Revenue growth is accompanied by close attention paid to operating efficiency. BNP Paribas Group has set up an Information, Technologies and Process organisation that gives impetus to the deployment of a genuine rationalisation approach throughout the Group. IT development is being internationalised with 3 principal centres in Paris, London and Rome and 4 international centres in emerging countries (Casablanca, Istanbul, Mumbai and Chennai) that already employ 800 people.

The role of the Procurement function will be expanded to achieve greater savings. Lastly, the Lean Six Sigma Programme, which has already produced substantial productivity and quality gains on numerous processes, is going to be put into general practice.

Commenting on these results, Baudouin Prot, CEO, stated: "*All BNP Paribas' teams can be proud of the record results achieved in 2007, a year however that was marked by a severe financial crisis.*

In 2008, the environment remains challenging and the markets exceptionally volatile but I am confident in BNP Paribas' capacity to again produce very good operating performance relative to the banking industry, thanks to the powerful growth drive of all its business lines serving customers and its stringent risk management policy."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**6,920**	**7,052**	**-1.9%**	**7,690**	**-10.0%**	**31,037**	**27,943**	**+11.1%**
Operating Expenses and Dep.	-4,687	-4,654	+0.7%	-4,643	+0.9%	-18,764	-17,065	+10.0%
Gross Operating Income	**2,233**	**2,398**	**-6.9%**	**3,047**	**-26.7%**	**12,273**	**10,878**	**+12.8%**
Provisions	-745	-282	+164.2%	-462	+61.3%	-1,725	-783	+120.3%
Operating Income	**1,488**	**2,116**	**-29.7%**	**2,585**	**-42.4%**	**10,548**	**10,095**	**+4.5%**
Associated Companies	73	54	+35.2%	68	+7.4%	358	293	+22.2%
Other Non Operating Items	18	145	-87.6%	74	-75.7%	152	182	-16.5%
Non Operating Items	**91**	**199**	**-54.3%**	**142**	**-35.9%**	**510**	**475**	**+7.4%**
Pre-Tax Income	**1,579**	**2,315**	**-31.8%**	**2,727**	**-42.1%**	**11,058**	**10,570**	**+4.6%**
Tax Expense	-430	-481	-10.6%	-589	-27.0%	-2,747	-2,762	-0.5%
Minority Interests	-143	-115	+24.3%	-111	+28.8%	-489	-500	-2.2%
Net Income, Group Share	**1,006**	**1,719**	**-41.5%**	**2,027**	**-50.4%**	**7,822**	**7,308**	**+7.0%**
Cost/Income	**67.7%**	**66.0%**	**+1.7 pt**	**60.4%**	**+7.3 pt**	**60.5%**	**61.1%**	**-0.6 p**

- At constant scope and exchange rates 4Q07/4Q06
  - Revenues stable after a €-589mn impact due to the crisis
  - Good control of operating expenses: +0.9%

2007 - RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**5,743**	**2,609**	**7,955**	**5,329**	**8,293**	**29,929**	**1,108**	**31,037**
%Change/2006	+2.0%	+40.2%	+7.9%	+20.9%	+2.5%	+9.4%	+92.4%	+11.1%
Operating Expenses and Dep.	-3,834	-1,725	-4,625	-3,369	-4,785	-18,338	-426	-18,764
%Change/2006	+3.3%	+30.5%	+10.0%	+20.1%	+7.0%	+11.0%	-22.5%	+10.0%
Gross Operating Income	**1,909**	**884**	**3,330**	**1,960**	**3,508**	**11,591**	**682**	**12,273**
%Change/2006	-0.7%	+64.0%	+5.1%	+22.1%	-3.0%	+6.8%	+2523.1%	+12.8%
Provisions	-158	-318	-1,228	-7	-28	-1,739	14	-1,725
%Change/2006	+3.3%	+35.9%	+70.1%	+75.0%	n.s.	+104.8%	-78.8%	+120.3%
Operating Income	**1,751**	**566**	**2,102**	**1,953**	**3,480**	**9,852**	**696**	**10,548**
%Change/2006	-1.0%	+85.6%	-14.1%	+22.0%	-10.3%	-1.5%	+656.5%	+4.5%
Associated Companies	1	1	79	17	8	106	252	358
Other Non Operating Items	0	-1	94	10	89	192	-40	152
Pre-Tax Income	**1,752**	**566**	**2,275**	**1,980**	**3,577**	**10,150**	**908**	**11,058**
%Change/2006	-1.0%	+44.8%	-10.7%	+21.4%	-8.8%	-1.1%	+124.8%	+4.6%
Tax Expense								-2,747
Minority Interests								-489
Net Income, Group Share								**7,822**
Annualised ROE after Tax								19.6%

4Q07 - RESULTS BY CORE BUSINESSES

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**1,401**	**680**	**2,028**	**1,339**	**1,411**	**6,859**	**61**	**6,920**
%Change/4Q06	+3.4%	+5.6%	+6.5%	+15.5%	-29.0%	-2.7%	n.s.	-1.9%
%Change/3Q07	-2.2%	+2.7%	+0.8%	-0.8%	-29.7%	-8.1%	-73.0%	-10.0%
Operating Expenses and Dep.	-983	-472	-1,250	-902	-964	-4,571	-116	-4,687
%Change/4Q06	+3.8%	-0.6%	+10.1%	+17.1%	-6.5%	+4.9%	-60.8%	+0.7%
%Change/3Q07	+0.2%	+11.3%	+10.9%	+3.3%	-18.6%	-0.4%	+118.9%	+0.9%
Gross Operating Income	**418**	**208**	**778**	**437**	**447**	**2,288**	**-55**	**2,233**
%Change/4Q06	+2.5%	+23.1%	+1.2%	+12.3%	-53.3%	-15.0%	-81.3%	-6.9%
%Change/3Q07	-7.5%	-12.6%	-12.1%	-8.4%	-45.6%	-20.4%	n.s.	-26.7%
Provisions	-59	-95	-482	-4	-114	-754	9	-745
%Change/4Q06	+5.4%	+4.4%	+195.7%	-20.0%	n.s.	+168.3%	n.s.	+164.2%
%Change/3Q07	+63.9%	+3.3%	+58.6%	n.s.	n.s.	+63.2%	n.s.	+61.3%
Operating Income	**359**	**113**	**296**	**433**	**333**	**1,534**	**-46**	**1,488**
%Change/4Q06	+2.0%	+44.9%	-51.2%	+12.8%	-66.4%	-36.4%	-84.4%	-29.7%
%Change/3Q07	-13.7%	-22.6%	-49.1%	-9.0%	-58.0%	-36.4%	n.s.	-42.4%
Associated Companies	0	1	19	-6	-1	13	60	73
Other Non Operating Items	0	0	16	1	11	28	-10	18
Pre-Tax Income	**359**	**114**	**331**	**428**	**343**	**1,575**	**4**	**1,579**
%Change/4Q06	+1.7%	+35.7%	-44.8%	+4.4%	-65.4%	-35.4%	n.s.	-31.8%
%Change/3Q07	-13.9%	-21.9%	-50.5%	-11.8%	-57.1%	-37.4%	-98.1%	-42.1%

In millions of euros	FRB	BNL bc	IRFS	AMS	CIB	Core Businesses	Other Activities	Group
Revenues	**1,401**	**680**	**2,028**	**1,339**	**1,411**	**6,859**	**61**	**6,920**
4Q06	1355	644	1904	1159	1988	7,050	2	7,052
3Q07	1433	662	2,012	1350	2,007	7,464	226	7,690
Operating Expenses and Dep.	-983	-472	-1,250	-902	-964	-4,571	-116	-4,687
4Q06	-947	-475	-1,135	-770	-1,031	-4,358	-296	-4,654
3Q07	-981	-424	-1,127	-873	-1,185	-4,590	-53	-4,643
Gross Operating Income	**418**	**208**	**778**	**437**	**447**	**2,288**	**-55**	**2,233**
4Q06	408	169	769	389	957	2,692	-294	2,398
3Q07	452	238	885	477	822	2,874	173	3,047
Provisions	-59	-95	-482	-4	-114	-754	9	-745
4Q06	-56	-91	-163	-5	34	-281	-1	-282
3Q07	-36	-92	-304	-1	-29	-462	0	-462
Operating Income	**359**	**113**	**296**	**433**	**333**	**1,534**	**-46**	**1,488**
4Q06	352	78	606	384	991	2,411	-295	2,116
3Q07	416	146	581	476	793	2,412	173	2,585
Associated Companies	0	1	19	-6	-1	13	60	73
4Q06	1	0	-9	29	7	28	26	54
3Q07	1	0	19	5	0	25	43	68
Other Non Operating Items	0	0	16	1	11	28	-10	18
4Q06	0	6	3	-3	-8	-2	147	145
3Q07	0	0	69	4	6	79	-5	74
Pre-Tax Income	**359**	**114**	**331**	**428**	**343**	**1,575**	**4**	**1,579**
4Q06	353	84	600	410	990	2,437	-122	2,315
3Q07	417	146	669	485	799	2,516	211	2,727
Tax Expense								-430
Minority Interests								-143
Net Income, Group Share								**1006**

FRENCH RETAIL BANKING

French Retail Banking - Excluding PEL/CEL Effects

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**1,452**	**1,385**	**+4.8%**	**1,472**	**-1.4%**	**5,919**	**5,671**	**+4.4%**
Incl. Net Interest Income	*797*	*768*	*+3.8%*	*817*	*-2.4%*	*3,231*	*3,201*	*+0.9%*
Incl. Commissions	*655*	*617*	*+6.2%*	*655*	*+0.0%*	*2,688*	*2,470*	*+8.8%*
Operating Expenses and Dep.	-1,012	-972	+4.1%	-1,011	+0.1%	-3,950	-3,811	+3.6%
Gross Operating Income	**440**	**413**	**+6.5%**	**461**	**-4.6%**	**1,969**	**1,860**	**+5.9%**
Provisions	-59	-56	+5.4%	-36	+63.9%	-158	-153	+3.3%
Operating Income	**381**	**357**	**+6.7%**	**425**	**-10.4%**	**1,811**	**1,707**	**+6.1%**
Non Operating Items	0	1	n.s.	0	n.s.	1	1	+0.0%
Pre-Tax Income	**381**	**358**	**+6.4%**	**425**	**-10.4%**	**1,812**	**1,708**	**+6.1%**
Income Attributable to AMS	-32	-28	+14.3%	-32	+0.0%	-141	-117	+20.5%
Pre-Tax Income of French Retail Bkg	**349**	**330**	**+5.8%**	**393**	**-11.2%**	**1,671**	**1,591**	**+5.0%**
Cost/Income	69.7%	70.2%	-0.5 pt	68.7%	+1.0 pt	66.7%	67.2%	-0.5 pt
Allocated Equity (Ebn)						5.9	5.5	+7.2%
Pre-Tax ROE						28%	29%	-1 pt

Including 100 % French Private Banking for the Revenues to Pre-tax Income line items

- Revenues: +4.4%/4Q06 at constant scope
  - + 4.8%/4Q06 including Banque Privée Anjou (formerly Dexia Private Bank France)
- Operating expenses: +3.1%/4Q06 at constant scope
  - +4.1% including Banque Privée Anjou
- Stable cost of risk: 25 bp of risk weighted assets in 4Q07 vs. 26 bp in 4Q06

Revenues – 4Q07

- Net interest income*: +3.8%/4Q06 (+3.6%/4Q06 excluding Banque Privée Anjou)
  - Preliminary effects of reintermediation and still moderately rising margins



Net interest income*
768
797
in €mn
4Q06
4Q07

- Fees*: +6.2%/4Q06 (+5.4%/4Q06 excluding Banque Privée Anjou)
- Financial fees*: +5,6%/4Q06
  - Stock market context less favourable than at the beginning of the year
  - 2007 life insurance asset inflows: in line/2006 (vs. -3%** for the market)
- Banking fees*: +6,5%/4Q06
  - Rising demand for protection products
  - More customers, who are more loyal, using more services, generating higher volumes



Fees*
231
386
244
411
in €mn
4Q06
4Q07
Investment funds and financial transactions
Other banking transactions

*Including 100% of French Private Banking, excluding PEL/CEL effects ** source FFSA*

Business Volumes

In billions of euros	Outstandings 4Q07	%Change 1 year 4Q07/4Q06	%Change 1 quarter 4Q07/3Q07	Outstandings 2007	%Change 1 year 2007/2006
LENDINGS (1)					
Total Loans	**109.7**	**+11.6%**	**+2.4%**	**105.2**	**+10.1%**
Individual Customers	57.8	+8.7%	+1.5%	56.1	+9.8%
Incl. Mortgages	50.1	+9.6%	+1.5%	48.5	+10.6%
Incl. Consumer Lending	7.7	+3.4%	+1.2%	7.6	+4.7%
Corporates	48.8	+16.5%	+3.8%	45.9	+11.7%
DEPOSITS AND SAVINGS (1)	**91.3**	**+11.2%**	**+4.5%**	**86.9**	**+7.8%**
Cheque and Current Accounts	37.1	+6.7%	+2.0%	36.1	+6.6%
Savings Accounts	36.1	-2.2%	-1.5%	36.8	-2.0%
Market Rate Deposits	18.1	+73.7%	+25.9%	14.0	+51.8%

(1) Average cash Outstandings

In billions of euros	31-Dec-07	%Change 31.12.07 /31.12.06	%Change 31.12.07 /30.09.07
Funds under management			
Life Insurance	57.8	+10.4%	+1.4%
Mutual Funds (2)	71.6	-7.5%	-7.2%

(2) Does not include Luxemburg registered funds (PARVEST). Source: Europerformance

Business Trends

Individual, Professional & Business Customers

- Continued acceleration in the winning of new customers, in particular young customers
- Sharp growth in deposits
  - Reallocation of savings from short-term mutual funds to term deposits
- Very good loan drive in a context of slowing demand and moderate rise in margins
- Growing demand for property and personal insurance products

Corporate Customers

- Very strong growth in deposits combined with sustained growth in loans in a global context of reintermediation
- Continued sharp rise in cross-selling, in particular in Corporate Finance
- Continued to gain market share in cash management activities (cards, direct debits ,..)

French Retail Banking - Including PEL/CEL Effects

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**1,462**	**1,408**	**+3.8%**	**1,496**	**-2.3%**	**6,000**	**5,850**	**+2.6%**
Incl. Net Interest Income	*807*	*791*	*+2.0%*	*841*	*-4.0%*	*3,312*	*3,380*	*-2.0%*
Incl. Commissions	*655*	*617*	*+6.2%*	*655*	*+0.0%*	*2,688*	*2,470*	*+8.8%*
Operating Expenses and Dep.	-1,012	-972	+4.1%	-1,011	+0.1%	-3,950	-3,811	+3.6%
Gross Operating Income	**450**	**436**	**+3.2%**	**485**	**-7.2%**	**2,050**	**2,039**	**+0.5%**
Provisions	-59	-56	+5.4%	-36	+63.9%	-158	-153	+3.3%
Operating Income	**391**	**380**	**+2.9%**	**449**	**-12.9%**	**1,892**	**1,886**	**+0.3%**
Non Operating Items	0	1	n.s.	0	n.s.	1	1	+0.0%
Pre-Tax Income	**391**	**381**	**+2.6%**	**449**	**-12.9%**	**1,893**	**1,887**	**+0.3%**
Income Attributable to AMS	-32	-28	+14.3%	-32	+0.0%	-141	-117	+20.5%
Pre-Tax Income of French Retail Bkg	**359**	**353**	**+1.7%**	**417**	**-13.9%**	**1,752**	**1,770**	**-1.0%**
Cost/Income	69.2%	69.0%	+0.2 pt	67.6%	+1.6 pt	65.8%	65.1%	+0.7 pt
Allocated Equity (Ebn)						5.9	5.5	+7.2%
Pre-Tax ROE						30%	32%	-2 pt

Including 100 % French Private Banking for the Revenues to Pre-tax Income line items

- Net interest income not representative of FRB's commercial business
  - Because of the impact of the changes in the PEL/CEL provision
- PEL/CEL effects: €10mn in 4Q07 vs. €23mn in 4Q06

BNL banca commerciale

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**687**	**651**	**+5.5%**	**668**	**+2.8%**	**2,634**	**2,473**	**+6.5%**
Operating Expenses and Dep.	-478	-481	-0.6%	-428	+11.7%	-1,744	-1,746	-0.1%
Gross Operating Income	**209**	**170**	**+22.9%**	**240**	**-12.9%**	**890**	**727**	**+22.4%**
Provisions	-95	-91	+4.4%	-92	+3.3%	-318	-318	+0.0%
Operating Income	**114**	**79**	**+44.3%**	**148**	**-23.0%**	**572**	**409**	**+39.9%**
Non Operating Items	1	6	-83.3%	0	n.s.	0	-12	n.s.
Pre-Tax Income	**115**	**85**	**+35.3%**	**148**	**-22.3%**	**572**	**397**	**+44.1%**
Income Attributable to AMS	-1	-1	+0.0%	-2	-50.0%	-6	-6	+0.0%
Pre-Tax Income of BNL bc	**114**	**84**	**+35.7%**	**146**	**-21.9%**	**566**	**391**	**+44.8%**
Cost/Income	69.6%	73.9%	-4.3 pt	64.1%	+5.5 pt	66.2%	70.6%	-4.4 pt
Allocated Equity (Ebn)						3.0	2.2	+39.5%
Pre-Tax ROE						19%	14%	+5 pt

Including 100% of Private Banking in Italy for Revenues to Pre-tax income line items

- Revenues: +5.5%/4Q06
  - Synergies effect: €16mn in 4Q07
  - Good growth in loan volumes (to individual and corporate customers)
  - Delay in the upward adjustment of client rates pursuant to the Bersani Decree
  - Growth in fees despite net asset outflows and a temporary unfavourable structure effect (less upfront frees, more recurring fees)
  - Other fees up, in particular thanks to creditors' insurance
- Operating expenses: -0.6%/4Q06
  - Synergies effect: €32mn in 4Q07
  - +11.7%/3Q07 explained by seasonality (yearly expenses charged in 4Q)
- Stable cost of risk/4Q06 (77 bp of risk weighted assets vs. 76 bp in 4Q06)
- Pre-tax income: +35.7%/4Q06

BNL's Integration: Synergies

- 70% of synergies implemented: €337mn out of the €480mn expected in 2009
  - Net revenue synergies: €111mn (53% of the 2009 total)
  - Cost synergies: €226mn (84% of the 2009 total)
- 2007 synergies target beaten
  - €185mn booked vs. €81mn expected for the year
  - Expected departures accelerated
  - Marginal costs* lower than expected
- In 4Q07
  - Gross revenue synergies: €31mn, of which €16mn for BNL bc
  - Marginal costs*: €13mn, of which €9mn for BNL bc
  - Cost synergies: €51mn, of which €41mn for BNL bc

Synergies progress


2006
2007
2008
2009
38
81
175
186
€480mn Announced
in €mn
38
185
114
€337mn Implemented
70%
2006 accounts
2007 accounts
2008 full year effect of synergies already achieved

2007 synergies impact


107
-32
110
185
60
-23
86
124
Gross revenue synergies
Marginal costs*
Cost synergies
Total synergies
BNL bc
Other core businesses

*Costs associated with achieving revenue synergies

Business Trends

Individual Customers

- Net growth in cheque and deposit accounts
  - +6,100 in 2007 (vs. -86,000 in 2006)
- Very good loan origination drive
  - Mortgages: +30%/4Q06
  - Consumer loans: +23%/4Q06
- Success of AMS products
  - €2.8bn inflows on guaranteed capital savings products in 2007
  - Creditors' insurance on 64% of mortgage and consumer loan origination (product relaunched in 2007)

Corporate Customers

- Growth in the customer base
  - Targeting the segment of corporate customers with revenues >€5mn
  - Large number of customer contacts made thanks to "Italian desks" abroad
- Growth in structured financing
  - 188 mandates in 2007 vs. 70 in 2006
- Renewed growth in loans outstanding

Outstanding corporate, public entities and local government loans


in €bn
28
27
29
29
28
28
30
31
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

Business Volumes

In billions of euros	Outstandings 4Q07	%Change 1 year 4Q07/4Q06	%Change 1 quarter 4Q07/3Q07	Outstandings 2007	%Change 1 year 2007/2006
LENDINGS (1)					
Total Loans	55.3	+7.2%	+3.3%	52.9	+5.0%
Individual Customers	24.8	8.2%	3.1%	23.9	7.2%
Incl. Mortgages	17.9	9.4%	3.6%	17.2	8.7%
Corporates	30.5	6.4%	3.5%	29.0	3.2%
DEPOSITS AND SAVINGS (1)	32.0	+2.6%	+0.6%	31.9	+3.7%
Individual Customers	20.2	-0.7%	-0.1%	20.4	2.0%
Corporates	11.8	+8.8%	+2.0%	11.5	+6.9%

(1) Average volumes

In billions of euros	31-Dec-07	%Change 31.12.07 /31.12.06	%Change 31.12.07 /30.09.07
Funds under management			
Mutual funds	10.5	-16.7%	-5.5%
Life Insurance	9.9	+2.7%	-2.6%

- Limited net asset outflows in 4Q thanks to new product offering against a backdrop of a highly negative market trends

INTERNATIONAL RETAIL BANKING & FINANCIAL SERVICES

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**2,028**	**1,904**	**+6.5%**	**2,012**	**+0.8%**	**7,955**	**7,374**	**+7.9%**
Operating Expenses and Dep.	-1,250	-1,135	+10.1%	-1,127	+10.9%	-4,625	-4,205	+10.0%
Gross Operating Income	**778**	**769**	**+1.2%**	**885**	**-12.1%**	**3,330**	**3,169**	**+5.1%**
Provisions	-482	-163	+195.7%	-304	+58.6%	-1,228	-722	+70.1%
Operating Income	**296**	**606**	**-51.2%**	**581**	**-49.1%**	**2,102**	**2,447**	**-14.1%**
Associated Companies	19	-9	n.s.	19	+0.0%	79	55	+43.6%
Other Non Operating Items	16	3	n.s.	69	-76.8%	94	45	+108.9%
Pre-Tax Income	**331**	**600**	**-44.8%**	**669**	**-50.5%**	**2,275**	**2,547**	**-10.7%**
Cost/Income	61.6%	59.6%	+2.0 pt	56.0%	+5.6 pt	58.1%	57.0%	+1.1 pt
Allocated Equity (Ebn)						8.0	7.2	+11.6%
Pre-Tax ROE						28%	35%	-7 pt

- Exchange Rate Effects
  - USD/EUR: -10,9%/4Q06
- At constant scope and exchange rates/4Q06
  - Revenues: +9.9%
  - Operating expenses: +11.3% (+9.4% excluding restructuring costs)
  - GOI: +7.8% (+10.4% excluding restructuring costs)
- Cost of risk: +€319mn/4Q06
  - BancWest: +€197mn, including a €171mn direct impact of the subprime mortgage crisis
  - Cetelem: +€88mn due to growing volumes in emerging markets, greater risk levels in Spain and a one-time €28mn write-back in 4Q06

Cetelem

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**778**	**690**	**+12.8%**	**771**	**+0.9%**	**3,020**	**2,684**	**+12.5%**
Operating Expenses and Dep.	-447	-430	+4.0%	-411	+8.8%	-1,675	-1,518	+10.3%
Gross Operating Income	**331**	**260**	**+27.3%**	**360**	**-8.1%**	**1,345**	**1,166**	**+15.4%**
Provisions	-189	-101	+87.1%	-183	+3.3%	-700	-520	+34.6%
Operating Income	**142**	**159**	**-10.7%**	**177**	**-19.8%**	**645**	**646**	**-0.2%**
Associated Companies	18	1	n.s.	16	+12.5%	74	52	+42.3%
Other Non Operating Items	-1	-1	+0.0%	1	n.s.	0	36	n.s.
Pre-Tax Income	**159**	**159**	**+0.0%**	**194**	**-18.0%**	**719**	**734**	**-2.0%**
Cost/Income	57.5%	62.3%	-4.8 pt	53.3%	+4.2 pt	55.5%	56.6%	-1.1 pt
Allocated Equity (Ebn)						2.2	1.9	+16.3%
Pre-Tax ROE						33%	39%	-6 pt

At constant scope and exchange rates/4Q06: Revenues: +11.3%; Operating expenses: +1.4%; GOI: +27.8%

- Revenues: +12.8%/4Q06
  - Continued fast-paced growth outside France, Revenues: +23.6%/4Q06
  - Pressure on margins in mature markets
- Operating expenses: +4.0%/4Q06
  - +8.5%/4Q06 excluding restructuring costs posted in 4Q06 (18 M€)
  - Restructuring of the French network completed
- Cost of risk at 214 bp of risk weighted assets vs. 197 bp in 2006
  - Stability in France
  - Economic environment more difficult in Spain
  - Impact of the fast-paced volume growth in emerging markets

BancWest

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**494**	**534**	**-7.5%**	**501**	**-1.4%**	**1,999**	**2,191**	**-8.8%**
Operating Expenses and Dep.	-263	-267	-1.5%	-260	+1.2%	-1,052	-1,104	-4.7%
Gross Operating Income	**231**	**267**	**-13.5%**	**241**	**-4.1%**	**947**	**1,087**	**-12.9%**
Provisions	-217	-20	+985.0%	-73	+197.3%	-335	-58	+477.6%
Operating Income	**14**	**247**	**-94.3%**	**168**	**-91.7%**	**612**	**1,029**	**-40.5%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	5	1	n.s.	4	+25.0%	15	1	n.s.
Pre-Tax Income	**19**	**248**	**-92.3%**	**172**	**-89.0%**	**627**	**1,030**	**-39.1%**
Cost/Income	53.2%	50.0%	+3.2 pt	51.9%	+1.3 pt	52.6%	50.4%	+2.2 pt
Allocated Equity (Ebn)						2.5	2.6	-1.2%
Pre-Tax ROE						25%	40%	-15 pt

At constant scope and exchange rates/4Q06: Revenues: +2.9%; Operating expenses: +10.3%; GOI: -4.4%

- Revenues: +2.9 %/4Q06 at constant exchange rates
- Operating expenses: +10.3%/4Q06 at constant exchange rates
  - +8,7% excluding non-recurring items in 4Q07
  - Effect of the organic growth programme now fully rolled out
- Rise in the cost of risk: +€197mn/4Q06, including €171mn directly related to the subprime mortgage crisis
  - €40mn net increase in the loan loss reserve on a portfolio basis (IFRS) related to individual customer loans
  - €131mn impairment charge on the investment portfolio, mainly on subprime mortgage securities

Business Trends

US GAAP

(In billions of USD)	4T07	4Q06	4Q07 /4Q06	3Q07	4Q07 /3Q07
Loans and Leases	**49.0**	45.6	+7.5%	47.5	+3.1%
Deposits	**44.9**	44.4	+1.3%	43.2	+3.8%

(In billions of USD)	31.12.07	31.12.06	31.12.07 /31.12.06	Jan-00	31.12.07 /30.09.07
Total Assets	**74.2**	67.3	10.2%	71.7	3.5%
Non Performing Assets /Loans and foreclosed properties	**0.64%**	0.57%	+7 bp	0.58%	+6 bp

	4T07	4Q06	4Q07 /4Q06	3Q07	4Q07 /3Q07
Net Interest Margin	**3.02%**	3.13%	-11 bp	3.05%	-3 bp

- Good sales and marketing drive: outstanding loans +7.5%/4Q06
- Limited rise in the proportion of non-performing loans: 0.64% vs. 0.57% as at 31/12/06

Good Quality Credit Portfolio

- Consumer lending: 25.0% of the portfolio
  - $136mn in loans made to subprime clients
  - Low 30-day+ delinquency rate: 1.2% vs. 0.9% in 4Q06
- Mortgage lending to individuals: 28.0% of the portfolio
  - Outstandings spread across 20 states, including California 39% et Hawaii 15%
  - $157mn in loans made to subprime clients
- Commercial Real Estate: 24.5% of the portfolio
  - Half comes from loans made to owner-occupiers
- Commercial & Industrial: 22.5% of the portfolio
  - Diversified commitments on small and medium-sized corporates
- Investment portfolio: $133mn in subprime mortgage securities (net of 4Q07 depreciations)

Credit portfolio as at 31/12/07


$50.3bn
Consumer
Mortgage Lending (incl. Home Equity)
Commercial Real Estate
Commercial & Industrial
22.5%
25%
24.5%
28%

Segmentation of individual customer loans


FICO Scores
Super Prime
Prime
Sub Prime
$10.6bn
52%
47%
1%
$3.6bn
59%
39%
2%
$12.5 bn
60%
39%
1%
First Mortgage
Home Equity Loans and Lines
Consumer

Emerging Markets

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**359**	**305**	**+17.7%**	**341**	**+5.3%**	**1,346**	**1,037**	**+29.8%**
Operating Expenses and Dep.	-252	-204	+23.5%	-219	+15.1%	-897	-683	+31.3%
Gross Operating Income	**107**	**101**	**+5.9%**	**122**	**-12.3%**	**449**	**354**	**+26.8%**
Provisions	-32	-22	+45.5%	-22	+45.5%	-81	-86	-5.8%
Operating Income	**75**	**79**	**-5.1%**	**100**	**-25.0%**	**368**	**268**	**+37.3%**
Associated Companies	4	-1	n.s.	6	-33.3%	15	7	n.s.
Other Non Operating Items	11	2	n.s.	58	-81.0%	70	4	n.s.
Pre-Tax Income	**90**	**80**	**+12.5%**	**164**	**-45.1%**	**453**	**279**	**+62.4%**
Cost/Income	70.2%	66.9%	+3.3 pt	64.2%	+6.0 pt	66.6%	65.9%	+0.7 pt
Allocated Equity (Ebn)						1.1	0.8	+37.8%
Pre-Tax ROE						42%	36%	+6 pt

At constant scope and exchange rates/4Q06: Revenues: +21.6%; Operating expenses: +21.9%; GOI: 21.1%

- Continued sustained organic growth
  - TEB: revenues up 39.8%/4Q06 at constant scope and exchange rates
  - UkrSibbank: revenues up 28.4%/4Q06 at constant scope and exchange rates
  - Maghreb: revenues up 18%/4Q06 at constant scope and exchange rates
- Opened 59 branches in 4Q07 in Maghreb, Turkey and Egypt
- Cost of risk under control
- Surge in yearly operating income: +37.3%/2006

Equipment Solutions & UCB

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**397**	**375**	**+5.9%**	**399**	**-0.5%**	**1,590**	**1,462**	**+8.8%**
Operating Expenses and Dep.	-288	-234	+23.1%	-237	+21.5%	-1,001	-900	+11.2%
Gross Operating Income	**109**	**141**	**-22.7%**	**162**	**-32.7%**	**589**	**562**	**+4.8%**
Provisions	-44	-20	+120.0%	-26	+69.2%	-112	-58	+93.1%
Operating Income	**65**	**121**	**-46.3%**	**136**	**-52.2%**	**477**	**504**	**-5.4%**
Associated Companies	-3	-9	-66.7%	-3	+0.0%	-10	-4	n.s.
Other Non Operating Items	1	1	+0.0%	6	-83.3%	9	4	+125.0%
Pre-Tax Income	**63**	**113**	**-44.2%**	**139**	**-54.7%**	**476**	**504**	**-5.6%**
Cost/Income	72.5%	62.4%	+10.1 pt	59.4%	+13.1 pt	63.0%	61.6%	+1.4 pt
Allocated Equity (Ebn)						2.2	2.0	+13.4%
Pre-Tax ROE						21%	25%	-4 pt

- Good operating momentum
  - Despite pressure on margins due to rising rates
- Cetelem-UCB tie-up: Personal Finance and BPLG-Arval: Equipment Solutions
  - €40mn in restructuring costs in 4Q07 generating €40mn additional full year savings by 2010
- Cost of risk: +24M€/4Q06
  - Historic low in 2006
  - 47bp of risk weighted assets (vs. 23 bp in 4Q06)

Financial Services: Outstandings

In billions of euros	31.12.07	31.12.06	%Change 1 year /31.12.06	30.09.07	%Change 1 quarter /30.09.07
CETELEM	62.6	53.3	+17.4%	59.7	+4.9%
France (1), incl.	35.7	30.9	+15.6%	34.2	+4.5%
Cetelem France (2)	*17.3*	*16.1*	*+7.2%*	*16.9*	*+2.5%*
Laser Cofinoga	*9.4*	*8.4*	*+12.3%*	*9.1*	*+3.6%*
Partnerships and parent company's outstandings	*9.0*	*6.3*	*+41.5%*	*8.2*	*+9.5%*
Outside France	26.9	22.5	+19.7%	25.5	+5.4%
UCB	32.0	27.4	+16.9%	30.6	+4.7%
France (1)	17.4	16.1	+8.3%	17.0	+2.7%
Europe (excluding France)	14.6	11.3	+29.0%	13.6	+7.2%
Total Personal Finance	**94.6**	**80.7**	**+17.2%**	**90.3**	**+4.8%**
BNP Paribas Lease Group MT	21.7	20.8	+4.7%	21.6	+0.8%
France	10.5	10.6	-0.1%	10.5	+0.6%
Europe (excluding France)	11.2	10.2	+9.6%	11.1	+1.0%
Long Term Leasing with Services	7.2	6.6	+8.8%	6.9	+4.1%
France	2.3	2.1	+7.4%	2.2	+2.7%
Europe (excluding France)	4.9	4.5	+9.5%	4.7	+4.8%
Total Equipment Solutions	**28.9**	**27.4**	**+5.7%**	**28.5**	**+1.6%**
Total Financial Services	**123.6**	**108.1**	**+14.3%**	**118.8**	**+4.0%**

ARVAL (in thousands)

Financed vehicles	**547**	**504**	**8.5%**	**532**	**2.8%**
included in total managed vehicles	640	623	2.7%	623	2.7%

(1) Transfer from UCB France to Cetelem France (debt consolidation activity): €0.9bn as at 31.12.06

(2) Cetelem France, excl. debt consolidation activity: +6.1%/ dec. 06

Expand the Customer Base

- Capitalise on recent acquisitions
  - 1.4mn new customers acquired through external growth in 2007
  - Close to 6 million new customers in the networks by 2010
- Expand the branch network
  - 600 new branch openings expected in three years to reach close to 2,600 branches
- Develop partnership alliances
  - Offer point of sale credit solutions at 250,000 sales outlets
  - Expand co-branding
- Develop direct channels
  - Double Cetelem's origination on the Web by 2010
  - Roll out call centres for Very Small Enterprises (Equipment Solutions).


Branch banking customers
in millions
5.5
8.4
2004
2007

Grow the Revenue per Customer

Within the business lines

- Retail network: grow cross-selling
- Personal Finance: develop a combined UCB-Cetelem customer base
- Equipment Solutions: grow revenues through leasing solutions by developing new associated services

Across the business lines

- Systematically try to sell banking services to consumer lending customers
- Introduce auto solutions combing multiple services

With the other core businesses

- AMS: grow the creditor insurance penetration rate and expand Private Banking in the Gulf
- CIB: grow distribution of market products in the Gulf and expand the trade centres
- FRB: distribute an integrated leasing/car fleet management solution; develop a product offering for migrants
- BNL bc: create new Italian desks in the network; distribute Equipment Solutions' products in the BNL bc network

ASSET MANAGEMENT & SERVICES

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**1,339**	**1,159**	**+15.5%**	**1,350**	**-0.8%**	**5,329**	**4,409**	**+20.9%**
Operating Expenses and Dep.	-902	-770	+17.1%	-873	+3.3%	-3,369	-2,804	+20.1%
Gross Operating Income	**437**	**389**	**+12.3%**	**477**	**-8.4%**	**1,960**	**1,605**	**+22.1%**
Provisions	-4	-5	-20.0%	-1	n.s.	-7	-4	+75.0%
Operating Income	**433**	**384**	**+12.8%**	**476**	**-9.0%**	**1,953**	**1,601**	**+22.0%**
Associated Companies	-6	29	n.s.	5	n.s.	17	34	-50.0%
Other Non Operating Items	1	-3	n.s.	4	-75.0%	10	-4	n.s.
Pre-Tax Income	**428**	**410**	**+4.4%**	**485**	**-11.8%**	**1,980**	**1,631**	**+21.4%**
Cost/Income	67.4%	66.4%	+1.0 pt	64.7%	+2.7 pt	63.2%	63.6%	-0.4 pt
Allocated Equity (Ebn)						5.4	4.6	+17.9%
Pre-Tax ROE						36%	35%	+1 pt

- At constant scope and exchange rates/2006
  - Revenues: +17.6%
  - Operating expenses: +14.3%
  - Gross Operating Income: +23.4%
- Superior profitability
  - ROE: 36% (+1 pt/2006)

Business Trends

	31-Dec-07	31-Dec-06	31-Dec-07 / 31-Dec-06	30-sept.-07	31-Dec-07 / 30-Sep-07
Assets under management (in €bn)	**584.1**	**540.6**	**+8.0%**	**589.6**	**-0.9%**
Asset management	278.3	251.4	+10.7%	282.4	-1.4%
Private Banking and Personal Investors	188.9	169.1	+11.7%	190.0	-0.6%
Real Estate Services	6.9	8.1	-15.0%	7.1	-3.4%
Insurance (1)	110.0	111.9	-1.7%	110.1	-0.1%

	4Q07	4Q06	4Q07/4Q06	3Q07	4Q07/3Q07
Net asset inflows (in €bn)	**1.7**	**3.1**	**-44.3%**	**-2.6**	**n.s.**
Asset management	-0.2	0.5	n.s.	-4.4	-96.1%
Private Banking and Personal Investors	1.3	0.6	+117.0%	2.0	-32.0%
Real Estate Services	0.1	0.1	-26.2%	-1.3	n.s.
Insurance	0.5	1.9	-74.8%	1.2	-59.0%

	31-Dec-07	31-Dec-06	31-Dec-07 / 31-Dec-06	30-sept.-07	31-Dec-07 / 30-Sep-07
Securities Services					
Assets under custody (in €bn)	3,801	3,614	+5.2%	3,977	-4.4%
Assets under administration (in €bn)	833.8	622.9	+33.9%	842.7	-1.1%
	4Q07	**4Q06**	**4Q07/4Q06**	**3Q07**	**4Q07/3Q07**
Number of transactions (in thousands)	12,698	8,401	+51.2%	11,804	+7.6%

(1) Transfer of Cardif Asset Management (€8.9bn) from Insurance to Asset Management in 1Q07
Increase in AUM 2007/2006: +6.2% excluding transfer

Breakdown of Assets by Customer Segment



Breakdown of assets by customer segment
€540bn
€584bn
27%
Corporate & Institutional
27%
63%
Individuals
62%
10%
External distribution
11%
31 December 2006
31 December 2007

Predominance of individual customers

Breakdown of Assets Under Management



31/12/06
31/12/07
Money Market 26%
Bonds 24%
50%
Equity 21%
Diversified 13%
Alternative, structured and index-based 16%
€251.4bn
Money Market 23%
Bonds 18%
Alternative, structured and index-based 18%
59%
Equity 23%
Diversified 18%
€278.3bn

Increasing share of high value-added assets

Wealth & Asset Management

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	691	611	+13.1%	706	-2.1%	2,765	2,228	+24.1%
Operating Expenses and Dep.	-488	-427	+14.3%	-469	+4.1%	-1,828	-1,500	+21.9%
Gross Operating Income	203	184	+10.3%	237	-14.3%	937	728	+28.7%
Provisions	-2	-3	-33.3%	-1	n.s.	-4	-3	+33.3%
Operating Income	201	181	+11.0%	236	-14.8%	933	725	+28.7%
Associated Companies	-3	13	n.s.	-1	n.s.	1	9	-88.9%
Other Non Operating Items	0	-4	n.s.	1	n.s.	6	-2	n.s.
Pre-Tax Income	198	190	+4.2%	236	-16.1%	940	732	+28.4%
Cost/Income	70.6%	69.9%	+0.7 pt	66.4%	+4.2 pt	66.1%	67.3%	-1.2 pt
Allocated Equity (Ebn)						1.7	1.4	+25.0%
Pre-Tax ROE						56%	54%	+2 pt

At constant scope and exchange rates/4Q06: Revenues: +7.7%; Operating expenses: +6.5%; GOI: +10.4%

- Positive net asset inflows in 4Q07: +€1.3bn
  - BNP Paribas Investment Partners: very limited asset outflows, €0.2bn, primarily in diversified and money market funds
  - Private banking: maintained strong asset inflows (+€1.2bn in 4Q07, bringing net annual asset inflows to €10bn)
- Continued to pursue revenue growth with a positive 1.2 pt jaws effect at constant scope and exchange rates

Insurance

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	370	326	+13.5%	358	+3.4%	1,437	1,276	+12.6%
Operating Expenses and Dep.	-176	-156	+12.8%	-168	+4.8%	-664	-599	+10.9%
Gross Operating Income	194	170	+14.1%	190	+2.1%	773	677	+14.2%
Provisions	-2	-2	+0.0%	0	n.s.	-3	-1	n.s.
Operating Income	192	168	+14.3%	190	+1.1%	770	676	+13.9%
Associated Companies	-4	16	n.s.	6	n.s.	15	25	-40.0%
Other Non Operating Items	1	1	+0.0%	3	-66.7%	4	-3	n.s.
Pre-Tax Income	189	185	+2.2%	199	-5.0%	789	698	+13.0%
Cost/Income	47.6%	47.9%	-0.3 pt	46.9%	+0.7 pt	46.2%	46.9%	-0.7 pt
Allocated Equity (Ebn)						3.1	2.7	+14.2%
Pre-Tax ROE						26%	26%	+0 pt

At constant scope and exchange rates/4Q06: Revenues: +16.1%; Operating expenses: +13.6%; GOI: +18.3%

- France: €11.0bn in gross asset inflows (stable/2006 vs. -6.6%* for the bancassurance market in France)
  - Thanks to a diversified offering
  - Share of unit-linked insurance products at 41.1% of gross life insurance asset inflows (25.4%** for the market)
- Outside France: accelerated expansion
  - €6.9bn in gross asset inflows (+15%/2006), driven in particular by savings in Asia (primarily India and South Korea) and in the UK
  - BNP Paribas Assurance present in 42 countries

** Source G11 **Source FFSA*

Securities Business

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**278**	**222**	**+25.2%**	**286**	**-2.8%**	**1,127**	**905**	**+24.5%**
Operating Expenses and Dep.	-238	-187	+27.3%	-236	+0.8%	-877	-705	+24.4%
Gross Operating Income	**40**	**35**	**+14.3%**	**50**	**-20.0%**	**250**	**200**	**+25.0%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**40**	**35**	**+14.3%**	**50**	**-20.0%**	**250**	**200**	**+25.0%**
Non Operating Items	1	0	n.s.	0	n.s.	1	1	+0.0%
Pre-Tax Income	**41**	**35**	**+17.1%**	**50**	**-18.0%**	**251**	**201**	**+24.9%**
Cost/Income	85.6%	84.2%	+1.4 pt	82.5%	+3.1 pt	77.8%	77.9%	-0.1 pt
Allocated Equity (Ebn)						0.7	0.6	+19.6%
Pre-Tax ROE						37%	36%	+1 pt

At constant scope and exchange rates/4Q06: Revenues: +21.2%; Operating expenses: +20.9%; GOI: +22.6%

- Very robust sales and marketing drive
  - Continued high growth in volumes (number of transactions: +51%/4Q06)
- Stable cost/income ratio/2006 in a context of fast-growing expansion
  - Created TEB Securities Services in Turkey
  - Integrated in 3Q and 4Q acquisitions in Spain, Italy and in the British Isles
  - Invested to promote organic growth
- Fresh rise in profitability
  - Pre-tax ROE: 37% (+1 pt/2006)

An Integrated Origination-Distribution Model


Products and services from AMS' business lines
Multiple distribution channels
Expanded customer base
Innovative capacities
Open, multi-management architecture
Global creditor insurance leader
Continue to expand the alternative and structured products
A range of products with recognised performance
Asset management solutions for all classes of assets
Complete real estate services solutions
Pan-European Securities Services
Funds
Investment services
Life insurance
Protection
Real estate services
Securities Services
Face-to-face
Web
Telephone
Direct
Mass affluents
High net worth individuals
Corporate and Institutional
Outside partners
IFAs

An innovative model able to sustain substantial growth

CORPORATE AND INVESTMENT BANKING

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**1,411**	**1,988**	**-29.0%**	**2,007**	**-29.7%**	**8,293**	**8,090**	**+2.5%**
Operating Expenses and Dep.	-964	-1,031	-6.5%	-1,185	-18.6%	-4,785	-4,473	+7.0%
Gross Operating Income	**447**	**957**	**-53.3%**	**822**	**-45.6%**	**3,508**	**3,617**	**-3.0%**
Provisions	-114	34	n.s.	-29	n.s.	-28	264	n.s.
Operating Income	**333**	**991**	**-66.4%**	**793**	**-58.0%**	**3,480**	**3,881**	**-10.3%**
Associated Companies	-1	7	n.s.	0	n.s.	8	10	-20.0%
Other Non Operating Items	11	-8	n.s.	6	+83.3%	89	32	+178.1%
Pre-Tax Income	**343**	**990**	**-65.4%**	**799**	**-57.1%**	**3,577**	**3,923**	**-8.8%**
Cost/Income	68.3%	51.9%	+16.4 pt	59.0%	+9.3 pt	57.7%	55.3%	+2.4 pt
Allocated Equity (Ebn)						11.9	10.1	+17.7%
Pre-Tax ROE						30%	39%	-9 pt

- Revenues: €1,411mn in 4Q07 vs. €1,988 in 4Q06
  - After a direct impact of the crisis on revenues of -€589mn
- Operating expenses: -€964mn, or -6.5%/4Q06, -18.6%/3Q07
  - Effect of variable compensation
  - Continue organic growth investments, in particular in Asia, in Derivatives and in Specialised Finance
  - 57.7% cost/income ratio for the year, up only 2.4 pts/2006
- Pre-tax income: €343mn in 4Q07
  - Pre-tax ROE: 30% in 2007

Very Good Resilience in 4Q07

- Equities and Advisory: €559mn, +13.8%/4Q06
  - Equity derivatives: satisfactory performance despite difficult market conditions
  - Record quarterly client contributions
  - Slowdown in M&A and ECM business
- Fixed Income: €167mn, -78.3%/4Q06
  - Impact of the increased credit adjustments, in particular on monoline insurers (-€456mn)
  - Sustained client business and very good performances in interest rate and forex
- Financing businesses: €685mn, -5.9%/4Q06
  - Impact of the adjustments in the value of the LBO underwriting portfolio: -€44mn
  - Good performance in corporate acquisition finance
  - No impact of the crisis on Energy and Commodities Finance and Asset Finance

Positive contribution of all the business lines

A Favourable Business Mix

- Derivatives product expertise generating half of CIB's 2007 revenues
- High added-value financing businesses
- Less than 10% of revenues from businesses most hit by the crisis
  - Structured credit derivatives
  - Securitisation
  - LBO Origination

2007 Revenues: €8.3bn



Specialised Finance 22%
Other Capital Markets (2) 10%
Corporate Banking (3) 10%
Investment Banking (1) 8%
Derivatives 50%

(1) Investment Banking: ECM, DCM, M&A, Securitisation
(2) Other Capital Markets: spot and forward FX, cash rates & credit, Asia cash equities, Treasury
(3) Corporate Banking: vanilla lending, cash management, and Global Trade services

Risk Weighted Assets by Type of Risk

- Rapid increase in risk weighted assets in the first half of the year
  - In particular Energy, Commodities, Export, Project
- Slow down at the end of the year
  - Controlled volumes with an initial widening of margins
- Negligible impact of the crisis
  - LBOs underwriting <2% of CIB's risk weighted assets
  - No conduit or SIV reconsolidated
  - Limited impact from the increase of the VaR and counterparty risk



CIB risk weighted assets
(Basel I)
Market Risk
Counterparty Risk
Credit Risk - Specialised Financing
Credit Risk - Plain Vanilla
in €bn
166.4
172.1
180.9
201.6
204.5
10.9
10.8
9.4
14.5
15.2
54.8
57.0
60.8
64.9
64.7
70.3
72.6
79.3
85.5
87.1
30.4
31.7
31.4
36.7
37.6
+21.6% /4Q06
+23.9% /4Q06
+23.7% /4Q06
4Q06
1Q07
2Q07
3Q07
4Q07

A healthy and controlled growth

Advisory and Capital Markets

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**726**	**1,260**	**-42.4%**	**1,463**	**-50.4%**	**5,625**	**5,396**	**+4.2%**
Incl. Equity and Advisory	*559*	*491*	*+13.8%*	*573*	*-2.4%*	*2,769*	*2,402*	*+15.3%*
Incl. Fixed Income	*167*	*769*	*-78.3%*	*890*	*-81.2%*	*2,856*	*2,994*	*-4.6%*
Operating Expenses and Dep.	-650	-726	-10.5%	-893	-27.2%	-3,588	-3,327	+7.8%
Gross Operating Income	**76**	**534**	**-85.8%**	**570**	**-86.7%**	**2,037**	**2,069**	**-1.5%**
Provisions	-53	-16	+231.3%	-12	+341.7%	-65	-16	+306.3%
Operating Income	**23**	**518**	**-95.6%**	**558**	**-95.9%**	**1,972**	**2,053**	**-3.9%**
Associated Companies	-1	7	n.s.	0	n.s.	8	10	-20.0%
Other Non Operating Items	9	5	+80.0%	6	+50.0%	38	44	-13.6%
Pre-Tax Income	**31**	**530**	**-94.2%**	**564**	**-94.5%**	**2,018**	**2,107**	**-4.2%**
Cost/Income	89.5%	57.6%	+31.9 pt	61.0%	+28.5 pt	63.8%	61.7%	+2.1 pt
Allocated Equity (Ebn)						4.5	3.9	+16.0%
Pre-Tax ROE						45%	55%	-10 pt

- Positive revenues in 4Q07: €726mn
  - After the impact of credit adjustments due, in particular, to an increased counterparty risk on monoline insurers (-€456mn)
  - Sharp rise in client contributions
- Good cost flexibility: -10.5%/4Q06, -27.2%/3Q07
  - Large proportion of variable compensation
  - 14% increase in front office staff: +480 persons/4Q06
- Positive pre-tax income in 4Q07: €31mn
  - €2,018mn for the year, down only 4.2%/2006

VaR (1 day - 99%) by Type of Risk

- Average VaR stabilised at a high level:
  - Automatic effect of increased historic volatility


34 31 40 26 21 21 25 25 23 23 20 21 25 23 39 67 68
In €mn
Bold line: quarterly average VaR
Bar chart: data from the last trading day
Commodities
Forex & Others
Equity
Interest Rates
Credit
Nettings
-35 -25 -31 -23 -22 -24 -30 -27 -30 -28 -29 -37 -45 -41 -48 -48 -60
22 25 28 27 19 19 36 25 28 16 19 21 20 25 52 61 77
VaR on the last trading day
31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06 31.03.07 30.06.07 30.09.07 31.12.07

- Models that have held up very well despite very erratic markets
  - 2 days of losses beyond the VaR in 2007 (consistent with the 99% confidence interval)
  - 44 days of losses in 2007 (average below €20mn) vs. 17 days of losses in 2006

Advisory and Capital Markets

- A leader in Europe
  - France: #1 M&A (Euromoney, Jul 07), M&A Adviser of the year (Acquisitions Monthly, Dec 07)
  - Italy: #3 Overall "Derivatives Dealers 2007" (Risk Italia, Dec 07)
  - Europe: #10 M&A Announced Deals (Thomson Financial, 2007)
- Global Franchises
  - Structured Products House of the Year 2008 (Risk Awards, Jan 08)
  - Structured Products House of the Year 2007 for the second consecutive year (Euromoney, July 07)
  - Interest Rates House of the Year (Structured Products, Nov 07)
  - Credit House of the Year (Structured Products, Nov 07)
  - Structurer of the Year, North America (Structured Products, Apr 07)
- A Strong Presence in Asia
  - Rising Star Equity House (The Asset Triple A, Dec 07)
  - Best Investment Grade Bond of the year: KEXIM USD 1.5 bn SEC-registered
  - 5-year fixed rate global bond offering (AsiaMoney, Jan 2008)
  - Derivatives House of the Year Asia ex-Japan 2007 (AsiaRisk, Oct 07)


EUROMONEY

Risk

THOMSON




ASIAMONEY

AsiaRisk
AWARDS

Financing Businesses

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**685**	**728**	**-5.9%**	**544**	**+25.9%**	**2,668**	**2,694**	**-1.0%**
Operating Expenses and Dep.	-314	-305	+3.0%	-292	+7.5%	-1,197	-1,146	+4.5%
Gross Operating Income	**371**	**423**	**-12.3%**	**252**	**+47.2%**	**1,471**	**1,548**	**-5.0%**
Provisions	-61	50	n.s.	-17	n.s.	37	280	-86.8%
Operating Income	**310**	**473**	**-34.5%**	**235**	**+31.9%**	**1,508**	**1,828**	**-17.5%**
Non Operating Items	2	-13	n.s.	0	n.s.	51	-12	n.s.
Pre-Tax Income	**312**	**460**	**-32.2%**	**235**	**+32.8%**	**1,559**	**1,816**	**-14.2%**
Cost/Income	45.8%	41.9%	+3.9 pt	53.7%	-7.9 pt	44.9%	42.5%	+2.4 pt
Allocated Equity (Ebn)						7.4	6.3	+18.8%
Pre-Tax ROE						21%	29%	-8 pt

- Revenues in 4Q07 impacted by a -€44mn fair value adjustment to LBO underwriting commitments
- Operating expenses: +3.0%/4Q06
  - 10% net increase in staff during the year (177 persons, including 105 in the Energy, Commodities, Export, Project business)
- Net increase in provisions of €61mn
  - Including €93mn* in connection with the U.S. real estate sector

**In addition to €1mn in provisions in connection with the U.S. real estate sector booked in the capital markets businesses*

Financing Businesses

- A Leader in Europe
  - #2 Bookrunner in EMEA for syndicated loans (Thomson, by volume, 2007)
  - Best Arranger of Western European Loans (Euroweek, Feb 08)
  - European Telecom Loan Bank of the Year 2007 (Telecom Finance, Jan 08)
- Global Franchises
  - #1 Global Mandated Lead Arranger for Export Credit Agency backed transactions (Dealogic, by volume, 2007)
  - #1 Global Mandated Lead Arranger - Project Finance (Thomson, by volume, 2007)
  - Best Structured Commodity Bank (Trade Finance Magazine, June 07)
  - Best Trade Bank in Oil/Energy and Most Innovative Bank in Trade (Trade & Forfaiting Review, July 07)
  - Best Trade Finance Bank worldwide (Global Finance, Dec 07)

EuroWeek


TelecomFinance
dealogic
THOMSON
TRADE FINANCE
TRADE&FORFAITING
Review

4Q07 - Direct Impact of the Crisis on CIB Revenues



	4Q07	3Q07
CIB Revenues	€1,411mn	€2,007mn
Of which fair value adjustments to assets		
• LBO underwriting commitments:	-€44mn	-€194mn
• Securitisation:	-€52mn	-€36mn
Of which rise in credit adjustments related to the counterparty risk on the derivatives portfolio		
• Monoline insurers:	-€456mn	-€12mn
• Excluding monoline insurers:	-€37mn	-€20mn
Total	**-€589mn**	**-€262mn**

CIB revenues mainly impacted by a significant rise in counterparty risk

CIB: LBO

- LBO underwriting portfolio
  - 40% gross reduction in outstandings in 4Q07
  - A few new deals initiated during the quarter


LBO underwriting portfolio
3.7
-1.5
+0.3
2.5
Reduction in 4Q07
Deals initiated in 4Q07
in €bn before dépreciation
30.09.07
31.12.07

OTHER BUSINESSES*

In millions of euros	4Q07	4Q06	3Q07	2007	2006
Revenues	**61**	**2**	**226**	**1,108**	**576**
incl. BNP Paribas Capital	112	53	274	1,017	287
Operating Expenses and Dep.	-116	-296	-53	-426	-550
Incl. BNL restructuring costs	-37	-141	50	-71	-151
Gross Operating Income	**-55**	**-294**	**173**	**682**	**26**
Provisions	9	-1	0	14	66
Operating Income	**-46**	**-295**	**173**	**696**	**92**
Associated Companies	60	26	43	252	193
Other Non Operating Items	-10	147	-5	-40	119
Pre-Tax Income	**4**	**-122**	**211**	**908**	**404**

** Including Klépierre*

- BNP Paribas Capital
  - Substantial capital gains realised in 2007, in particular disposals of Vivarte (1Q07), Saur (2Q07), Bouygues Télécom (3Q07)
  - Unrealised capital gains as at 31 December 2007: €1.7bn vs. €2.2bn as at 31 December 2006
- Restructuring costs related to the integration of BNL
  - Including one-off savings (€74mn) due to a change in the Italian accounting rule for severance costs (TFR), booked as a deduction of BNL's restructuring costs in 3Q07

Klépierre

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**100**	**124**	**-19.4%**	**81**	**+23.5%**	**383**	**343**	**+11.7%**
Operating Expenses and Dep.	-27	-27	+0.0%	-23	+17.4%	-99	-94	+5.3%
Gross Operating Income	**73**	**97**	**-24.7%**	**58**	**+25.9%**	**284**	**249**	**+14.1%**
Provisions	-2	-3	-33.3%	-1	n.s.	-4	-3	+33.3%
Operating Income	**71**	**94**	**-24.5%**	**57**	**+24.6%**	**280**	**246**	**+13.8%**
Non Operating Items	0	1	n.s.	1	n.s.	2	1	+100.0%
Pre-Tax Income	**71**	**95**	**-25.3%**	**58**	**+22.4%**	**282**	**247**	**+14.2%**
Cost/Income	27.0%	21.8%	+5.2 pt	28.4%	-1.4 pt	25.8%	27.4%	-1.6 pt
Allocated Equity (Ebn)						1.3	1.1	+16.9%
Pre-Tax ROE						22%	23%	-1 pt

- Revenues growth: +11.7%/2006
  - Pursued growth in shopping malls with €950mn in investments, of which €591mn generated rents starting in 2007
  - Increased rents +15.5%, of which 5.6% at constant scope and exchange rates
  - Substantial capital gains on property sales primarily in 1H07
- Book value*: €41.1 per share (+26.6%/31.12.2006)
  - Or €2,855mn group share

** Transfer duties included*

FINANCIAL STRUCTURE

A Solid Financial Structure

In billions of euros	31-Dec-07	31-Dec-06
Shareholders' equity Group share, not re-evaluated (a)	**40.7**	**37.2**
Valuation Reserve	**3.3**	**5.0**
incl. BNP Paribas Capital	*1.7*	*2.2*
Total Capital ratio	**10.0%**	**10.5%**
Tier One Ratio (b)	**7.3%**	**7.4%**

(a) Excluding undated participating subordinated notes and after estimated distribution.

(b) On estimated risk weighted assets respectively of €540.4bn as at 31.12.07 and €465.2bn as at 31.12.06.

NUMBER OF SHARES

In millions	31-Dec-07	31-Dec-06
Number of Shares (end of period)	905.3	930.5
Number of Shares excluding Treasury Shares (end of period)	896.1	905.3
Average number of Shares outstanding excluding Treasury Shares	898.4	893.8

NET EARNINGS PER SHARE

In euros	2007	2006
Earnings Per Share (EPS)	8.49	8.03

BOOK VALUE PER SHARE

In euros	31-Dec-07	31-Dec-06
Book value per share	**52.4**	**49.7**
of which shareholders' equity not re-evaluated	*48.8*	*44.2*

COVERAGE RATE

In billions of euros	31-Dec-07	31-Dec-06
Doubtful loans and commitments (1)	**14.2**	**15.7**
Provisions	**12.8**	**13.9**
Coverage ratio	**91%**	**89%**

(1) Gross doubtful loans, balance sheet and off-balance sheet

RATINGS

S&P	**AA+**	**Stable Outlook**	**Upgraded on 10 July 2007**
Moody's	Aa1	Stable Outlook	Upgraded on 23 May 2007
Fitch	AA	Stable Outlook	Reaffirmed on 16 May 2007

Risk Weighted Assets Change from Basel I to Basel II

- Large part of the Group eligible for advanced approaches
  - Advanced approaches: FRB, CIB, Cetelem in mature countries
  - Standardised approach: BNL,BancWest, UCB, BPLG, Emerging Markets...
  - Continue to roll out advanced approaches over the coming years


Risk weighted assets by prudential approach


540
457
303
209
Advanced approach -€94bn
237
248
Standardised approach +€11bn
in €bn
Basel 1
Basel 2 before floor*

- Main impacts of the advanced approaches
  - Mortgages: average risk-weight less than 10%, reflecting the very limited real estate risk in France
  - Consumer lending: average risk-weight of roughly 20% thanks to the robustness of the scores and the absence of subprime loans
  - Lending to corporate customers, financial institutions and sovereigns: average risk-weight less than 40%. Over 70% of the portfolio rated Investment Grade equivalent and loans rated Non Investment Grade equivalent well collateralised
  - Counterparty risk on derivatives: netting agreements better taken into account

** Estimated*

RISKS

A Proactive Internal Control Framework

The Lagarde Report	Current set up at BNP Paribas
Monitor gross outstandings	Done for main arbitrage strategies on organised markets
Monitor cash flows	Systematic cash/management accounts reconciliation
Thorough process for treating external alerts	Systematic formal warning issued to senior management
Check confirmations	Independent control performed by operations teams
Front, middle, back offices independence	Operation teams independent from "front office" line
Monitor cancellations and changes by same trader	Ad-hoc monitoring
Surveil unusual behaviour	Obligation to take consecutive holidays (2 weeks in France). Detect unusual trading schemes using automated applications
Passwords protected and data access	Regular change of passwords. Segregate "front office" and "operation" access to databases

Supplemental Action

- Immediate launch of a full review of control chain
  - Update of the procedures in place, exhaustiveness, improvement plan
  - Verification of the use of the results of the checks
- Review accounting/risk reconciliation procedures
- Step up computer security measures

- Weekly monitoring of these actions by the Head of Group Compliance
- Report to the Internal Control and Risks Committee of the Board

A framework based on best practices and constantly improved

Exposure to US Subprime

- BNP Paribas' subprime exposure is located in CIB and BancWest
- CIB :

in €bn as at 31/12/07	Net exposure
RMBS	0.1
CDOs (cash & synthetic)	-0.1
Total CIB	**0.0**

- BancWest :
  - 1% of the individual customer loan portfolio
  - 1% of the investment portfolio
  - No subprime asset wrapped by monoline insurers

in €bn as at 31/12/07	Net exposure
First Mortgages and Home Equity Loans	0.1
Consumer Loans	0.1
Investment portfolio (1)	0.1
Total BancWest	**0.3**

(1) *Exposure net of impairment charges*

A negligible net exposure

CIB: Subprime and Monoline Exposures

- Subprime exposure

in €bn au 31.12.2007	Net (a=b+c+d)	Notional Equivalent Long (b)	Notional Equivalent Short with other counterparties (c)	Notional Equivalent Short with monolines (d)
RMBS	0.1	0.1	-	-
CDO's (cash and synthetic)	-0.1	3.1	-0.2	-3.0
Total	**0.0**	**3.2**	**-0.2**	**-3.0**

- Exposure to monoline insurers: limited by hedging and credit adjustments

Counterparty risk exposure: present value(1) = €1.3bn

in €bn as at 31/12/2007	
Subprime-related monolines counterparty exposure	**1.3**
Non subprime-related monolines counterparty exposure	0.6
Total monolines counterparty exposure	1.9 (2)
Credit Derivatives bought from banks or other collateralized third parties	-0.8
Unhedged monoline counterparty exposure	1.1
Credit adjustments	-0.4 (3)
Net monolines counterparty exposure	0.7

(1) Replacement cost based on market indices
(2) Essentially (~80%) concentrated on Ambac, CIFG, MBIA; no residual exposure to ACA
(3) Credit adjustments consistent with the maximum spreads widening observed in January 2008 on the monolines

4Q07 – Direct Impact of the Crisis on the Cost of Risk



	4Q07	3Q07
■ Cost of risk (group total)	-€745mn	-€462mn
■ Of which direct impact of the crisis on BancWest:		
• Net increase in the loan loss reserve on a portfolio basis (IFRS) related to individual customer loans	-€40mn	
• Impairment charges on the investment portfolio (mainly on subprime mortgage securities)	-€131mn	
Total BancWest	**-€171mn**	**-€47mn**
■ Of which impact of the crisis on CIB:		
• Increase in loan loss reserve related to the US real estate sector	-€94mn	
• Write-off of the residual exposure on the monoline insurer ACA	-€44mn	
Total CIB	**-€138mn**	**-€68mn**
■ **Total direct impact of the crisis**	**-€309mn**	**-€115mn**

Breakdown of Commitments by Industry



Transportation & Logistics 3%
Utilities (Electricity, Gas, Water, etc) 3%
Agriculture, Food, Tobacco 3%
Insurance 1%
Automotive 1%
Household goods 1%
Chemicals excluding Pharmaceuticals 1%
Construction 2%
Retail 2%
Energy excluding Electricity 4%
Equipment excluding IT & Electronics 3%
Sovereign, local government and Finance 18%
Hotel, Tourism, Leisure 1%
Real Estate 4%
Information Technologies & Electronics 1%
Media & Cultural Services 1%
Metal & Mining 3%
Wholesale & Trading 6%
Private Individuals 33%
Healthcare & Pharmaceuticals 1%
B to B services 5%
Communication Services 1%

Gross loans + off balance sheet commitments, unweighted = €788bn as at 31/12/2007

Breakdown of Commitments by Region



Italy 14%
Japan 1%
Africa & Middle East 4%
North America (excluding BancWest) 12%
Latin America 3%
Asia-Pacific (excluding Japan) 4%
Other European countries 6%
European Economic Area (excluding France and Italy) 16%
BancWest 6%
France 35%

Gross loans + off balance sheet commitments, unweighted = €788bn as at 31/12/2007

QUARTERLY SERIES

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
GROUP								
Revenues	6,817	7,245	6,829	7,052	8,213	8,214	7,690	6,920
Operating Expenses and Dep.	-3,862	-4,288	-4,261	-4,654	-4,586	-4,848	-4,643	-4,687
Gross Operating Income	2,955	2,957	2,568	2,398	3,627	3,366	3,047	2,233
Provisions	-116	-121	-264	-282	-260	-258	-462	-745
Operating Income	2,839	2,836	2,304	2,116	3,367	3,108	2,585	1,488
Associated Companies	62	59	118	54	127	90	68	73
Other Non Operating Items	35	-2	4	145	1	59	74	18
Pre-Tax Income	2,936	2,893	2,426	2,315	3,495	3,257	2,727	1,579
Tax Expense	-806	-837	-638	-481	-854	-874	-589	-430
Minority Interests	-117	-155	-113	-115	-134	-101	-111	-143
Net Income, Group Share	2,013	1,901	1,675	1,719	2,507	2,282	2,027	1,006

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
FRENCH RETAIL BANKING (including 100% of Private Banking in France)								
Revenues	1,504	1,499	1,439	1,408	1,526	1,516	1,496	1,462
Incl. Net Interest Income	*866*	*876*	*847*	*791*	*829*	*835*	*841*	*807*
Incl. Commissions	*638*	*623*	*592*	*617*	*697*	*681*	*655*	*655*
Operating Expenses and Dep.	-927	-940	-972	-972	-954	-973	-1,011	-1,012
Gross Operating Income	577	559	467	436	572	543	485	450
Provisions	-31	-31	-35	-56	-31	-32	-36	-59
Operating Income	546	528	432	380	541	511	449	391
Non Operating Items	0	0	0	1	0	1	0	0
Pre-Tax Income	546	528	432	381	541	512	449	391
Income Attributable to AMS	-35	-30	-24	-28	-41	-36	-32	-32
Pre-Tax Income of French Retail Bkg	511	498	408	353	500	476	417	359
FRENCH RETAIL BANKING (including 100% of Private Banking in France) Excluding PEL/CEL Effects								
Revenues	1,440	1,445	1,401	1,385	1,499	1,496	1,472	1,452
Incl. Net Interest Income	*802*	*822*	*809*	*768*	*802*	*815*	*817*	*797*
Incl. Commissions	*638*	*623*	*592*	*617*	*697*	*681*	*655*	*655*
Operating Expenses and Dep.	-927	-940	-972	-972	-954	-973	-1,011	-1,012
Gross Operating Income	513	505	429	413	545	523	461	440
Provisions	-31	-31	-35	-56	-31	-32	-36	-59
Operating Income	482	474	394	357	514	491	425	381
Non Operating Items	0	0	0	1	0	1	0	0
Pre-Tax Income	482	474	394	358	514	492	425	381
Income Attributable to AMS	-35	-30	-24	-28	-41	-36	-32	-32
Pre-Tax Income of French Retail Bkg	447	444	370	330	473	456	393	349
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)								
Revenues	1,444	1,444	1,390	1,355	1,459	1,450	1,433	1,401
Operating Expenses and Dep.	-902	-915	-947	-947	-927	-943	-981	-983
Gross Operating Income	542	529	443	408	532	507	452	418
Provisions	-31	-31	-35	-56	-32	-31	-36	-59
Operating Income	511	498	408	352	500	476	416	359
Non Operating Items	0	0	0	1	0	0	1	0
Pre-Tax Income	511	498	408	353	500	476	417	359

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q0
BNL banca commerciale (Including 100% of Private Banking in Italy)								
Revenues		**597**	**633**	**651**	**638**	**641**	**668**	**68**
Operating Expenses and Dep.		-420	-437	-481	-412	-426	-428	-47
Gross Operating Income		**177**	**196**	**170**	**226**	**215**	**240**	**20**
Provisions		-54	-89	-91	-81	-50	-92	-9
Operating Income		**123**	**107**	**79**	**145**	**165**	**148**	**11**
Non Operating Items		-17	1	6	0	-1	0	
Pre-Tax Income		**106**	**108**	**85**	**145**	**164**	**148**	**11**
Income Attributable to AMS		-2	-1	-1	-2	-1	-2	-
Pre-Tax Income of BNL bc		**104**	**107**	**84**	**143**	**163**	**146**	**11**
BNL banca commerciale (Including 2/3 of Private Banking in Italy)								
Revenues		**590**	**627**	**644**	**631**	**636**	**662**	**68**
Operating Expenses and Dep.		-415	-432	-475	-407	-422	-424	-47
Gross Operating Income		**175**	**195**	**169**	**224**	**214**	**238**	**20**
Provisions		-54	-89	-91	-81	-50	-92	-9
Operating Income		**121**	**106**	**78**	**143**	**164**	**146**	**11**
Non Operating Items		-17	1	6	0	-1	0	
Pre-Tax Income		**104**	**107**	**84**	**143**	**163**	**146**	**11**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q0
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES								
Revenues	**1,766**	**1,825**	**1,879**	**1,904**	**1,919**	**1,996**	**2,012**	**2,02**
Operating Expenses and Dep.	-996	-1,017	-1,057	-1,135	-1,098	-1,150	-1,127	-1,25
Gross Operating Income	**770**	**808**	**822**	**769**	**821**	**846**	**885**	**77**
Provisions	-153	-185	-221	-163	-202	-240	-304	-48
Operating Income	**617**	**623**	**601**	**606**	**619**	**606**	**581**	**29**
Associated Companies	20	24	20	-9	19	22	19	1
Other Non Operating Items	38	0	4	3	1	8	69	1
Pre-Tax Income	**675**	**647**	**625**	**600**	**639**	**636**	**669**	**33**
BANCWEST								
Revenues	**577**	**549**	**531**	**534**	**511**	**493**	**501**	**49**
Operating Expenses and Dep.	-293	-274	-270	-267	-268	-261	-260	-26
Gross Operating Income	**284**	**275**	**261**	**267**	**243**	**232**	**241**	**23**
Provisions	-9	-12	-17	-20	-23	-22	-73	-21
Operating Income	**275**	**263**	**244**	**247**	**220**	**210**	**168**	**1**
Non Operating Items	0	0	0	1	0	6	4	
Pre-Tax Income	**275**	**263**	**244**	**248**	**220**	**216**	**172**	**1**
CETELEM								
Revenues	**639**	**680**	**675**	**690**	**714**	**757**	**771**	**77**
Operating Expenses and Dep.	-353	-375	-360	-430	-393	-424	-411	-44
Gross Operating Income	**286**	**305**	**315**	**260**	**321**	**333**	**360**	**33**
Provisions	-131	-150	-138	-101	-151	-177	-183	-18
Operating Income	**155**	**155**	**177**	**159**	**170**	**156**	**177**	**14**
Associated Companies	18	19	14	1	17	23	16	1
Other Non Operating Items	37	-1	1	-1	0	0	1	-
Pre-Tax Income	**210**	**173**	**192**	**159**	**187**	**179**	**194**	**15**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
EMERGING MARKETS								
Revenues	**209**	**221**	**302**	**305**	**305**	**341**	**341**	**359**
Operating Expenses and Dep.	-138	-143	-198	-204	-205	-221	-219	-252
Gross Operating Income	**71**	**78**	**104**	**101**	**100**	**120**	**122**	**107**
Provisions	-3	-10	-51	-22	-11	-16	-22	-32
Operating Income	**68**	**68**	**53**	**79**	**89**	**104**	**100**	**75**
Associated Companies	0	3	5	-1	4	1	6	4
Other Non Operating Items	0	0	2	2	0	1	58	11
Pre-Tax Income	**68**	**71**	**60**	**80**	**93**	**106**	**164**	**90**
EQUIPMENT SOLUTIONS, UCB								
Revenues	**341**	**375**	**371**	**375**	**389**	**405**	**399**	**397**
Operating Expenses and Dep.	-212	-225	-229	-234	-232	-244	-237	-288
Gross Operating Income	**129**	**150**	**142**	**141**	**157**	**161**	**162**	**109**
Provisions	-10	-13	-15	-20	-17	-25	-26	-44
Operating Income	**119**	**137**	**127**	**121**	**140**	**136**	**136**	**65**
Associated Companies	2	2	1	-9	-2	-2	-3	-3
Other Non Operating Items	1	1	1	1	1	1	6	1
Pre-Tax Income	**122**	**140**	**129**	**113**	**139**	**135**	**139**	**63**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Asset Management and Services								
Revenues	**1,039**	**1,126**	**1,085**	**1,159**	**1,267**	**1,373**	**1,350**	**1,339**
Operating Expenses and Dep.	-642	-685	-707	-770	-780	-814	-873	-902
Gross Operating Income	**397**	**441**	**378**	**389**	**487**	**559**	**477**	**437**
Provisions	7	0	-6	-5	-2	0	-1	-4
Operating Income	**404**	**441**	**372**	**384**	**485**	**559**	**476**	**433**
Associated Companies	-1	8	-2	29	7	11	5	-6
Other Non Operating Items	-2	1	0	-3	0	5	4	1
Pre-Tax Income	**401**	**450**	**370**	**410**	**492**	**575**	**485**	**428**
WEALTH AND ASSET MANAGEMENT								
Revenues	**520**	**561**	**536**	**611**	**653**	**715**	**706**	**691**
Operating Expenses and Dep.	-347	-362	-364	-427	-429	-442	-469	-488
Gross Operating Income	**173**	**199**	**172**	**184**	**224**	**273**	**237**	**203**
Provisions	2	-1	-1	-3	-1	0	-1	-2
Operating Income	**175**	**198**	**171**	**181**	**223**	**273**	**236**	**201**
Associated Companies	-1	0	-3	13	5	0	-1	-3
Other Non Operating Items	1	1	0	-4	0	5	1	0
Pre-Tax Income	**175**	**199**	**168**	**190**	**228**	**278**	**236**	**198**
INSURANCE								
Revenues	**310**	**323**	**317**	**326**	**353**	**356**	**358**	**370**
Operating Expenses and Dep.	-140	-147	-156	-156	-159	-161	-168	-176
Gross Operating Income	**170**	**176**	**161**	**170**	**194**	**195**	**190**	**194**
Provisions	5	1	-5	-2	-1	0	0	-2
Operating Income	**175**	**177**	**156**	**168**	**193**	**195**	**190**	**192**
Associated Companies	0	8	1	16	2	11	6	-4
Other Non Operating Items	-3	-1	0	1	0	0	3	1
Pre-Tax Income	**172**	**184**	**157**	**185**	**195**	**206**	**199**	**189**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q0
SECURITIES SERVICES								
Revenues	**209**	**242**	**232**	**222**	**261**	**302**	**286**	**27**
Operating Expenses and Dep.	-155	-176	-187	-187	-192	-211	-236	-23
Gross Operating Income	**54**	**66**	**45**	**35**	**69**	**91**	**50**	**4**
Provisions	0	0	0	0	0	0	0	[illegible]
Operating Income	**54**	**66**	**45**	**35**	**69**	**91**	**50**	**4**
Non Operating Items	0	1	0	0	0	0	0	[illegible]
Pre-Tax Income	**54**	**67**	**45**	**35**	**69**	**91**	**50**	**4**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q0
CORPORATE AND INVESTMENT BANKING								
Revenues	**2,282**	**1,999**	**1,821**	**1,988**	**2,396**	**2,479**	**2,007**	**1,41**
Operating Expenses and Dep.	-1,244	-1,180	-1,018	-1,031	-1,271	-1,365	-1,185	-96
Gross Operating Income	**1,038**	**819**	**803**	**957**	**1,125**	**1,114**	**822**	**44**
Provisions	18	125	87	34	56	59	-29	-11
Operating Income	**1,056**	**944**	**890**	**991**	**1,181**	**1,173**	**793**	**33**
Associated Companies	1	1	1	7	6	3	0	-
Other Non Operating Items	7	29	4	-8	4	68	6	1
Pre-Tax Income	**1,064**	**974**	**895**	**990**	**1,191**	**1,244**	**799**	**34**
ADVISORY AND CAPITAL MARKETS								
Revenues	**1,623**	**1,332**	**1,181**	**1,260**	**1,672**	**1,764**	**1,463**	**72**
Incl. Equity and Advisory	*761*	*647*	*503*	*491*	*814*	*826*	*573*	*55*
Incl. Fixed Income	*862*	*685*	*678*	*769*	*858*	*938*	*890*	*17*
Operating Expenses and Dep.	-974	-898	-729	-726	-981	-1,064	-893	-65
Gross Operating Income	**649**	**434**	**452**	**534**	**691**	**700**	**570**	**7**
Provisions	0	0	0	-16	0	0	-12	-5
Operating Income	**649**	**434**	**452**	**518**	**691**	**700**	**558**	**2**
Associated Companies	1	1	1	7	6	3	0	-
Other Non Operating Items	7	29	3	5	4	19	6	[illegible]
Pre-Tax Income	**657**	**464**	**456**	**530**	**701**	**722**	**564**	**3**
FINANCING BUSINESSES								
Revenues	**659**	**667**	**640**	**728**	**724**	**715**	**544**	**68**
Operating Expenses and Dep.	-270	-282	-289	-305	-290	-301	-292	-31
Gross Operating Income	**389**	**385**	**351**	**423**	**434**	**414**	**252**	**37**
Provisions	18	125	87	50	56	59	-17	-6
Operating Income	**407**	**510**	**438**	**473**	**490**	**473**	**235**	**31**
Non Operating Items	0	0	1	-13	0	49	0	[illegible]
Pre-Tax Income	**407**	**510**	**439**	**460**	**490**	**522**	**235**	**31**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q0
OTHER ACTIVITIES (INCLUDING BNP PARIBAS CAPITAL AND KLEPIERRE)								
Revenues	**286**	**261**	**27**	**2**	**541**	**280**	**226**	**6**
incl. BNP Paribas Capital	*98*	*83*	*53*	*53*	*423*	*208*	*274*	*11*
Operating Expenses and Dep.	-78	-76	-100	-296	-103	-154	-53	-11
Incl. BNL restructuring costs	*0*	*0*	*-10*	*-141*	*-23*	*-61*	*50*	*-3*
Gross Operating Income	**208**	**185**	**-73**	**-294**	**438**	**126**	**173**	**-5**
Provisions	43	24	0	-1	1	4	0	[illegible]
Operating Income	**251**	**209**	**-73**	**-295**	**439**	**130**	**173**	**-4**
Associated Companies	42	25	100	26	95	54	43	6
Other Non Operating Items	-8	-14	-6	147	-4	-21	-5	-1
Pre-Tax Income	**285**	**220**	**21**	**-122**	**530**	**163**	**211**	**4**

In millions of euros	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q0
KLEPIERRE								
Revenues	**75**	**76**	**68**	**124**	**117**	**85**	**81**	**10**
Operating Expenses and Dep.	-23	-23	-21	-27	-25	-24	-23	-2
Gross Operating Income	**52**	**53**	**47**	**97**	**92**	**61**	**58**	**7**
Provisions	0	0	0	-3	0	-1	-1	-
Operating Income	**52**	**53**	**47**	**94**	**92**	**60**	**57**	**7**
Pre-Tax Income	**52**	**53**	**47**	**95**	**93**	**60**	**58**	**7**

This press release includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this press release speaks as of the date of this press release: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this press release as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this press release or its contents or otherwise arising in connection with this press release or any other information or material discussed.



Investor Relations & Financial Information

Véronique Ormezzano +33 (0)1 40 14 63 58
Béatrice Bélorgey +33 (0)1 42 98 46 45
Marc Grouvel +33 (0)1 42 98 23 40

Fax: +33 (0)1 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com


BNP PARIBAS


BNP PARIBAS
RESULTS AS AT
31 DECEMBER 2007
20 February 2008


BNP PARIBAS

BNP Paribas

Results as at 31 December 2007

Paris

20 February 2008

Disclaimer

This presentation includes forward-looking statements based on current beliefs and expectations about future events. Forward-looking statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance and synergies. Forward-looking statements are not guarantees of future performance and are subject to inherent risks, uncertainties and assumptions about BNP Paribas and its subsidiaries and investments, developments of BNP Paribas and its subsidiaries, banking industry trends, future capital expenditures and acquisitions, changes in economic conditions globally or in BNP Paribas' principal local markets, the competitive market and regulatory factors. Those events are uncertain; their outcome may differ from current expectations which may in turn significantly affect expected results. Actual results may differ materially from those projected or implied in these forward-looking statements. Any forward-looking statement contained in this presentation speaks as of the date of this presentation: BNP Paribas undertakes no obligation to publicly revise or update any forward-looking statements in light of new information or future events.

The information contained in this presentation as it relates to parties other than BNP Paribas or derived from external sources has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on the fairness, accuracy, completeness or correctness of, the information or opinions contained herein. None of BNP Paribas or its representatives shall have any liability whatsoever in negligence or otherwise for any loss however arising from any use of this presentation or its contents or otherwise arising in connection with this presentation or any other information or material discussed.


%

Share of the businesses as a % of the total core businesses

2007 Key Figures

- No change compared to the estimated results published on 30 January 2008

- No change to previously disclosed exposures in areas of concern


BNP PARIBAS

Record 2007 Results

A Powerful Business Development Drive Across all the Core Businesses

A Stringent Risk Management Culture and a Solid Financial Structure

An Ambitious Growth Strategy

Detailed Results

BNP PARIBAS

2007 Key Figures

	2007	2006	2007/2006
Revenues	€31,037mn	€27,943mn	*+11.1%*
Operating expenses	-€18,764mn	-€17,065mn	*+10.0%*
Gross operating income	€12,273mn	€10,878mn	*+12.8%*
Cost of risk	-€1,725mn	-€783mn	*+120.3%*
Net income group share	€7,822mn	€7,308mn	*+7.0%*
ROE	19.6%	21.2%	*-1.6 pt*
Dividend proposed*	€3.35	€3.10	*+8.1%*

Record results despite the crisis
Dividend up 8%

** Subject to AGM approval*

BNP PARIBAS

Revenue Growth Across All the Core Businesses



Revenues
in €mn
+4.4%
5,671 5,919
+6.5%
2,473 2,634
+7.9%
7,374 7,955
+20.9%
4,409 5,329
+2.5%
8,090 8,293
2007
2006
FRB*
BNL bc**
IRFS
AMS
CIB
Retail Banking
54%
18%
28%

*Including 100% of French Private Banking and excluding PEL/CEL effects (+4.1% at constant scope)

**2006 full year pro forma; including 100% of Italian Private Banking

2007 Controlled Operating Expense Growth

- Core operating businesses' cost/income ratio stable
  - 60.8% vs. 60.6% in 2006 (at constant scope and exchange rates)
  - CIB's cost/income ratio up only 2.4 pts at 57.8% despite the crisis (at constant scope and exchange rates)


Cost/income ratio
at constant scope and exchange rates
in %
70.6
BNL bc*
67.2
FRB**
66.5
66.2
63.7
AMS
61.9
60.6
Core businesses
60.8
57.8
IRFS
57.2
57.3
CIB
55.4
2006
2007

Maintained the level of operating efficiency despite a downturn in the environment

*2006 full year pro forma; including 100% of Italian Private Banking ** Including 100% of French Private Banking; excluding PEL/CEL effects

2007
Cost of Risk Still Contained

- Cost of risk contained at 36 bp of risk weighted assets (vs. 19 bp in 2006, a low level due in particular to write-backs at CIB and Cetelem)
  - FRB: cost of risk stable at a low level thanks to a high quality customer base
  - BNL bc: cost of risk stable
  - BancWest: impact of exceptional provisions, in particular on the investment portfolio
  - Cetelem: volume growth in emerging markets and increasing risk in Spain
  - CIB: limited impact of the crisis and excellent quality portfolio

Cost of risk

Net provisions/Risk weighted assets (in bp)


FRB
26
32
39
25
18
17
2002 2003 2004 2005 2006 2007
BNL bc
2006* 2007
BancWest
38
30
16
10
15
31
57**
2002 2003 2004 2005 2006 2007
Cetelem
209
194
217
209
197
214
2002 2003 2004 2005 2006*** 2007
CIB
62
62
7
-9
-17
2
2002 2003 2004 2005 2006 2007

A stringent risk management policy

* 2006 full year pro forma ** Exceptional increase in the loan loss reserve on a portfolio basis and impairment charges on the investment portfolio *** Excluding exceptional write-backs

BNP PARIBAS

Substantial Contribution from all the Core Businesses


Pre-tax income
in €mn
+5.0%
+44.8%
-10.7%
+21.4%
-8.8%
1,591 1,671
391 566
2,547 2,275
1,631 1,980
3,923 3,577
FRB*
BNL bc**
IRFS
AMS
CIB
2007
2006
Retail Banking
45%
20%
35%

High quality results in all the core businesses

*Excluding PEL/CEL effects **2006 full year pro forma

4Q07
Key Figures

	4Q07	4Q06	4Q07/4Q06
Revenues	€6,920mn	€7,052mn	-1.9%
Operating expenses	-€4,687mn	-€4,654mn	+0.7%
Gross operating income	€2,233mn	€2,398mn	-6.9%
Cost of risk	-745mn	-€282mn	+164.2%
Operating income	€1,488mn	€2,116mn	-29.7%
Net income group share	**€1,006mn**	**€1,719mn**	**-41.5%**

Very good resilience through the crisis
Net income of €1bn in 4Q07

BNP PARIBAS

Positive Contribution from all the Core Businesses



Pre-tax income
in €mn
+5.8%
330
349
+35.7%
84
114
-44.8%
600
331
+4.4%
410
428
-65.3%
990
343
4Q07
4Q06
FRB*
BNL bc
IRFS
AMS
CIB
Retail Banking
51%
27%
22%

A robust model in the face of the crisis

*Excluding PEL/CEL effects


BNP PARIBAS

BNP Paribas

Results as at 31 December 2007

A Powerful Business Development Drive Across all the Core Businesses

French Retail Banking 2007 Results

- Strong sales and marketing drive: record number of customers won (+230,000 net increase in cheque and deposit accounts in 2007) and sustained growth in volumes
- Preliminary effects of reintermediation: growth in deposits comparable to that of loans
  - Deposits: +11.2%/4Q06
  - Loans: +11.6%/4Q06
- Revenues*: +4.1%/2006 with a 1.1 pt* positive jaws effect
  - Net interest income: +0.9%
  - Fees: +8.8%
- Cost of risk maintained at low level: 17 bp of risk weighted assets in 2007
  - Corporate customers: effective risk management thanks to the business centre organisation
  - Individual customers: essentially fixed-rate mortgages guaranteed either by Crédit Logement, a specialised mortgage agency, or by a mortgage on the property
- Pre-tax income**: €1,671mn (+5.0%/2006)

Total number of individual customers

in millions

2004	2005	2006	2007
5.7	5.9	6.0	6.2

19%


Growth in average loan and deposit outstandings
9.0%
8.6%
11.0%
11.6%
11.2%
5.8%
6.6%
7.3%
(Q/Q-4)
1Q07
2Q07
3Q07
4Q07
Loans
Deposits

Performance in line with the 4% revenue* growth target for 2007 in a more difficult environment

**Excluding PEL/CEL effects and Banque Privée Anjou, with 100% of French Private Banking; **Excluding PEL/CEL effects*



BNP PARIBAS

French Retail Banking
Strategy

- **Individual customers:** reach a new milestone in multichannel retail banking
  - Over 10% of sales to be made over the Internet by 2010
  - Focus on customer satisfaction
  - Continue to gain market shares
- **Private Banking:** maintain the leading position in France
  - Grow assets under management by more than 10% per year
- **Corporate customers:** leverage a unique business model in France
  - Become the customers' core bank and target fast-growing businesses
- Take advantage of a favourable age pyramid **to optimise the cost base**
  - Back Offices: streamline processing centres and dematerialise exchanges
  - Middle Offices: streamline processes to reduce the number of tasks
  - IT and support functions: share information systems

Regular Internet users

in millions of customers

2004	2005	2006	2007	2008	2009	2010	2011
0.5	0.7	1.0	1.4	1.8	2.2	2.5	2.8

< targets > (2008–2011)

Revenues: +4%*/year on average
1 pt per year positive jaws effect

Excluding PEL/CEL effects

BNP PARIBAS

BNL banca commerciale
2007 Results

- 70% of synergies achieved within the first year of the 2007-2009 plan
  - Integration ahead of schedule
- Enhanced commercial efficiency
  - Reenergised image
  - Launched new products
  - Trained the sales force
  - Started rolling out new commercial applications
- Sharp rise in operating income in 4Q07: +44.3%/4Q06
  - Revenues*: +5.5%/4Q06
  - Operating expenses*: -0.6%/4Q06
- 2007 Pre-tax income: €566mn, +44.8%/2006**
  - Clear upturn in profitability starting year 1 of the plan



Revenues*
+6.5%
2,473
2,634
in €mn
2006**
2007
9%
Pre-tax ROE
14%
19%
2006**
2007

Successful integration
Major contribution to the growth in the Group's results

*With 100% of Italian Private Banking ** 2006 full year pro forma

BNL banca commerciale
Strategy

- Achieve as early as 2008 the synergies planned in the 2007-2009 integration plan
- Individual customers: leverage the present momentum
  - Roll out a multichannel offering unparalleled in Italy
  - Renovate 100% of the branches
  - Open 100 new branches
- Corporate customers: become the benchmark bank in Italy
  - Capitalise on BNL bc/CIB synergies
  - Take advantage of the Group's leading position in the Mediterranean area
- Leverage the Group's expertise and economies of scale
  - Fully roll out the Group's best practices
  - Share IT developments

Revenues: +6% per year on average
5 pts per year positive jaws effect

International Retail Banking & Financial Services 2007 Results


27%

- Continued to pursue sustained business development in emerging markets
  - Won 1.5 million new customers in 2007 in the retail banking networks
  - Opened 189 branches in 2007 (Turkey, North Africa, etc.), Cetelem set up in Russia…
  - Acquired in 2007 Sahara Bank in Libya and consumer lending companies in Brazil and Bulgaria
- Creation of Personal Finance
  - Europe's No. 1 personal financing solutions provider
  - Growth in outstandings: +17%/2006
  - Increase in provisions related to the growth in emerging markets and greater risk levels in Spain
- BancWest: good sales and marketing drive despite the downturn
  - Outstanding loans: +7.5%/2006 at constant exchange rates
  - Revenues: -1.2%/2006 at constant exchange rates (+2.9% 4Q07/4Q06)
  - Unfavourable USD/EUR exchange rate: -8.3%/2006
  - Cost of risk: €335mn in 2007, including €218mn in exceptional provisions due to the crisis
  - Pre-tax ROE: 25% in 2007
- Revenues: €7,955mn (+7.9%/2006, +9.9% at constant scope and exchange rates)
- Pre-tax income: €2,275mn (-10.7%/2006)

Strong growth in emerging markets and in consumer finance

BNP PARIBAS

International Retail Banking & Financial Services Strategy

- Grow the Customer Base
  - Open 600 branches by 2010 to bring the total branch network to 2,600
  - Win over 20 million new customers, including close to 6 million in the retail banking networks by 2010
  - Develop direct channels and double Cetelem's origination via Internet
- Continue to pursue the integration of the banking networks and the specialised financial services
- Grow the revenues per customer
  - Propose banking services to consumer credit customers
  - Capitalise on the creation of Personal Finance to combine Cetelem and UCB's customer bases
- Substantially improve the operating efficiency
  - Share platforms and reduce their number
  - Make the tools used by the specialised companies available to the networks (France, Italy, emerging markets)
  - Reengineer processes

Revenues: +10%/year on average
1/3 of revenues in emerging markets by 2010
1 pt per year positive jaws effect on average

BNP PARIBAS

Asset Management & Services 2007 Results

- Assets under management: €584bn, +€44bn, or +8%/31.12.06
  - Positive net asset inflows in 4Q07: €1.7bn
  - €23bn net asset inflows in 2007
- Continued international expansion
  - Bolstered positions in fast-growing countries (India, Brazil, Singapore, etc.)
  - Sharp revenue growth in Italy
- Sharp rise in revenues
  - Revenues: +20.9%/2006
  - Major contribution from all the business lines
- Fresh improvement in operating efficiency
  - 3.3 pt positive jaws effect at constant scope and exchange rates/2006
- Pre-tax income: €1,980mn (+21.4%/2006)



Assets under management
in €bn
540
23
Net asset inflows
21
Performance, exchange and scope effects
584
31.12.06
31.12.07
Annual revenues and pre-tax income
in €bn
3.0
3.6
4.4
5.3
x 1.8
1.0
1.3
1.6
2.0
x 2
2004*
2005
2006
2007
2004*
2005
2006
2007

Strong revenue and profitability drive

* French accounting standards

Asset Management & Services
Strategy

- Leverage the structural dynamics of the savings market to grow asset inflows
  - Aging population and growing need for precautionary savings in developed markets
  - Development of a middle class and increase in the number of wealthy customers in emerging markets
- Continue to outperform
  - Multiple distribution channels
  - Comprehensive, open and modular product offering
- Accelerate international expansion
  - Europe: continue to grow market shares (on-shore and off-shore)
  - Grow the share of the core businesses' revenues in emerging markets from 5% in 2007 to 10% in 2010: India, Greater Chine, Korea, etc.

Assets under management: +10%/year on average
Gross operating income: +10%/year

BNP PARIBAS

Corporate and Investment Banking 2007 Results

- Record 2007 revenues at €8,293mn, up 2.5%/2006 despite the crisis
  - 4Q07 revenues : €1,411mn including a limited impact of the crisis (-€589mn)
  - Sharp rise in client revenues in 4Q07: +34%/4Q06, or a 23% rise in 2007/2006
- Operating expenses up 7% for the year
  - Good flexibility in 4Q07: -6.5%/4Q06, -18.7%/3Q07
  - Pursued targeted organic growth initiatives
- Cost of risk: net cost of €28mn in 2007 compared to a €264mn write-back in 2006
  - Including a €138mn increase in 4Q07 related to the U.S. real estate sector
- 2007 Pre-tax income: €3,577mn, down only 8.8%/ 2006
  - 4Q07 pre-tax income: €343mn



Revenues and Client Revenues
Revenues
Client revenues
in €bn
2.0
2.4
2.5
2.0
1.4
4Q06
1Q07
2Q07
3Q07
4Q07
Pre-tax Income and ROE
Pre-Tax Income
Pre-Tax ROE
in €bn
1.9
1.2
1.9
2.1
2.9
3.9
3.6
24%
15%
27%
33%
32%
39%
2001*
2002*
2003*
2004*
2005
2006
2007

A client driven model that has delivered good performance in a very difficult market environment

*French accounting standards

BNP PARIBAS

Corporate and Investment Banking
A Favourable Geographic Business Mix

- Bolstered leadership in Europe
  - France: pursued sustained development
  - Italy: over 25% client revenues growth compared to 2006
  - Rest of Europe: successful strengthening of the teams
- Growing contribution from client revenues in Asia and in emerging markets
  - Growth over one third compared to 2006
- Targeted development in the U.S. based on areas of expertise
  - Equity and interest rate derivatives
  - Energy and commodities financing


2007 Client revenues
France
15%
Italy
5%
49%
Other Western Europe
29%
North America
21%
Japan
4%
Asia and emerging countries
27%

Powerful growth drivers

Corporate and Investment Banking
Strategy

- Pursue the powerful client business drive and expand the client base
  - Europe: step up penetration in domestic markets and in particular in Italy
  - Asia and emerging markets: capitalise on already strong positions in these fast-growing regions (China, India, Gulf region, Russia)
  - Financial Institutions: reinforce coverage of financial and institutional clients
- Strengthen global franchises in structurally growing markets
  - Pursue the development of derivatives (equity, interest rate, forex and commodities)
  - Consolidate our leading positions in asset financing: Energy and Commodities/ Project/Export/Trade
- Maintain the risk control policy

2008 target: match 2007's record revenues
Sustain a cost/income ratio <60%


BNP PARIBAS

BNP Paribas

Results as at 31 December 2007

A Stringent Risk Management Culture and a Solid Financial Structure

A Stringent Risk Management Culture

- A long-term approach of customer relations and risk management
  - Business focus on long term customer relationships
  - A banking risk approach focusing on economic fundamentals
  - A formal operational risk management policy since 2003
- A committed management
  - A committee within the Board of Directors dedicated to internal control and risks set up from 1994
  - Committees chaired by General Management to set risk policies and limits
  - Front-line management's involvement at all levels in risk management
- Powerful and independent oversight functions
  - Group Risk Management, Compliance and Internal audit: 2,480 staff at the end of 2007, +21%/2005
  - Best-in-class technical expertise combined with highly experienced management

Close attention paid to the risk/reward balance through the cycle

A Favourable Liquidity Situation

Evolving Needs

- No reliance on securitisation
  - €13.3bn in cash securitisation as at 31/12/07
- Limited exposure to conduits
- No sponsored SIV
- Sustainable loan/deposit ratio
  - 128% at the end of 2007 vs. 132% at the end of 2006
  - With 13% loans growth in 2007

Evolving Resources

- Strong capacity to source resources
  - Very large customer base, diversified by currency and geographic region
  - Allowing limited recourse to the interbank market
- Access facilitated by a AA+ rating



Very limited impact on the refinancing cost in 2007

- Funds raised generally below the market price
- Centralised treasury management framework to optimise volumes and conditions
- Proactive crisis management helping to further improve the position

A major competitive advantage

A Solid Capital Base

- Increasing capital base
  - Net income: €7.8bn
  - Hybrids: 23.2% of Tier 1 capital
- Sustained organic growth
  - Risk weighted assets up 16.2%/31.12.06
- Disciplined acquisitions
  - €0.8bn goodwill paid in 2007


Tier 1 Capital
in €bn
34.4
31/12/06
7.8
Net Income
0.8
Net hybrid issuance, exchange rates effects and misc.
-0,8
Goodwill paid
-3,0
Dividend proposed*
39.2
31/12/07

Tier 1 Ratio stable at 7.3% as at 31/12/07

* Subject to AGM approval

Switching from Basel I to Basel II

- Reduction in risk weighted assets thanks to a quality portfolio
  - Limited to 10% of Basel 1 risk weighted assets in 2008 given the floor

- Partially offset by a more restricted approach for eligible capital

Risk weighted assets as at 31/12/2007 (in €bn)

Basel I	Basel II before floor*	Basel II after floor*
540	457	480

90% Floor in 2008

Tier 1 Capital as at 31/12/2007 (in €bn)

Basel I	Basel II*
39.2	36.5

Tier 1 Ratio

Basel I 31/12/07	Basel II 01/01/08*
7.3%	7.6%

2008: a year to observe the new ratio's dynamics

* Estimated

Capital Management Outlook

- Priority on growing the dividend
- Continue sustained organic growth
  - Around 10% risk weighted assets growth in 2008
- Maintain stringent external growth discipline

Risk management and financial strength that provide the group with the means to implement an ambitious growth strategy


BNP PARIBAS

BNP Paribas

Results as at 31 December 2007

An Ambitious Growth Strategy

BNP PARIBAS

2004–2007: A Change in Scale

- Creation of a European leader in all its business lines
  - ¾ of revenues in Europe
  - 2 domestic markets
- Controlled growth
  - Solid architecture to monitor growth
  - Stringent risk policy
- Business mix maintained
  - Priority focus on organic growth
  - 1/2 Retail, 1/3 CIB and 1/6 AMS



Revenue and Cost/income ratio
X 1.6
in €bn
19
22
28
31
62.8%
61.2%
61.1%
2004*
2005
2006
2007
Revenues
Cost/income
Net income group share
X 1.7
in €bn
4.7
5.9
7.3
7.8
2004*
2005
2006
2007

A growth strategy that has proven its ability to withstand the crisis

*French accounting standards

BNP PARIBAS

2004–2007: Profitable Growth

Net Earnings per Share

CAGR = +15.2%

in €

2004*	2005	2006	2007
5.6	7.0	8.0	8.5

Undiluted net EPS calculated based on the average number of shares outstanding



Dividend per Share
CAGR = +18.8%
in €
2.00
2.60
3.10
3.35
2004
2005
2006
2007**

A track record of growth and value creation

* *French accounting standards* ** *Subject to AGM approval*

An Ambitious Growth Strategy

- Pursue the deployment of the integrated banking model in Europe
- Speed up the pace of development in the Mediterranean and Far Eastern Europe
- Capitalise on already strong positions in Greater China, India and Brazil
- Return to revenue growth in the Western US retail network



- Reinforce the global leadership in derivatives and energy and commodities finance

Expertise deployed in high potential markets

BNP PARIBAS

An Ambitious Growth Strategy
Europe

- Fully leverage on domestic networks: FRB and BNL bc
  - Cross-selling with all the Group's business lines
  - Sharing resources and expertise
- Extend and reinforce the business lines' pan-European leadership
  - Asset Management & Services
  - Corporate and Investment Banking
  - Personal Finance and Equipment Solutions
- Get retail banking platforms to converge
  - Joint processing between the networks and the specialised businesses


BNP PARIBAS
Domestic networks
Presence of businesses lines (Personal Finance, Equipment Solutions, Wealth & Asset Management, Insurance and Securities Services):
1 or 2
3 or 4
5
Corporate and Investment Banking
3 hubs in Paris, London and Geneva
Present in 23 countries

Continue rolling out an increasingly integrated model

An Ambitious Growth Strategy
Emerging Markets



Mediterranean and Far Eastern Europe

- Expand retail banking by drawing on geographic and cultural proximity with Europe
- Deploy with Group's integrated model
- Capitalise on CIB's presence (in particular energy and commodities finance)





Brazil – India – Greater China

- Focus on AMS' and CIB's businesses as well as consumer lending (Brazil)
- A member of the Executive Committee, strategic sponsor of business development in each country

In 3 years, double the revenues in emerging markets to reach 15% of the Group's revenues



An Industrial Approach

- Internationalise IT development
  - 3 major centres in Western Europe (Paris, London and Rome)
  - 4 global development centres in emerging markets (800 staff at the end of 2007)
- Optimise the Group's procurement function
  - Get beyond just negotiating price and also manage demand
  - Expand the scope of service by introducing a procurement function in the core businesses and business lines
- Roll out the Lean Six Sigma programme
  - Increase the number of experts 4-fold by the end of 2008
  - Optimise the processes from end to end


London
Paris
Rome
Mumbaï
Istanbul
Casablanca
Chennaï

Lean Six Sigma Examples

- Vendor claims (Arval): -60%
- Customer correspondence reply time (Insurance): -50%
- Internet query conversion rate (Cetelem): +10%
- Customer relations opening productivity (Securities Services): +30%

Conclusion

A growth strategy
that proved its resilience in 2007
and produced record results

Powerful franchises and a solid financial structure

A Group well positioned to outperform the competition
in 2008 and beyond
thanks to its expertise and its business model


BNP PARIBAS

BNP Paribas

Results as at 31 December 2007

Detailed Results

BNP PARIBAS

4Q07 - BNP Paribas Group

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	6,920	7,052	-1.9%	7,690	-10.0%	31,037	27,943	+11.1%
Operating Expenses and Dep.	-4,687	-4,654	+0.7%	-4,643	+0.9%	-18,764	-17,065	+10.0%
Gross Operating Income	2,233	2,398	-6.9%	3,047	-26.7%	12,273	10,878	+12.8%
Provisions	-745	-282	+164.2%	-462	+61.3%	-1,725	-783	+120.3%
Operating Income	1,488	2,116	-29.7%	2,585	-42.4%	10,548	10,095	+4.5%
Associated Companies	73	54	+35.2%	68	+7.4%	358	293	+22.2%
Other Non Operating Items	18	145	-87.6%	74	-75.7%	152	182	-16.5%
Non Operating Items	91	199	-54.3%	142	-35.9%	510	475	+7.4%
Pre-Tax Income	1,579	2,315	-31.8%	2,727	-42.1%	11,058	10,570	+4.6%
Tax Expense	-430	-481	-10.6%	-589	-27.0%	-2,747	-2,762	-0.5%
Minority Interests	-143	-115	+24.3%	-111	+28.8%	-489	-500	-2.2%
Net Income, Group Share	1,006	1,719	-41.5%	2,027	-50.4%	7,822	7,308	+7.0%
Cost/Income	67.7%	66.0%	+1.7 pt	60.4%	+7.3 pt	60.5%	61.1%	-0.6 pt

- At constant scope and exchange rates/4Q06
  - Revenues stable after a €-589mn impact due to the crisis
  - Good control of operating expenses: +0.9%

Number of Shares, Net Earnings and Assets per Share

Number of Shares

In millions	31-Dec-07	31-Dec-06
Number of Shares (end of period)	905.3	930.5
Number of Shares excluding Treasury Shares (end of period)	896.1	905.3
Average number of Shares outstanding excluding Treasury Shares	898.4	893.8

Net Earnings Per Share

In euros	2007	2006
Earnings Per Share (EPS)	8.49	8.03

Net Assets Per Share

In euros	31-Dec-07	31-Dec-06
Book value per share	52.4	49.7
of which shareholders' equity not re-evaluated	*48.8*	*44.2*

BNP PARIBAS

A Solid Financial Structure

Equity

In billions of euros	31-Dec-07	31-Dec-06
Shareholders' equity Group share, not re-evaluated (a)	40.7	37.2
Valuation Reserve	3.3	5.0
incl. BNP Paribas Capital	1.7	2.2
Total Capital ratio	10.0%	10.5%
Tier One Ratio (b)	7.3%	7.4%

(a) Excluding undated participating subordinated notes and after estimated distribution.

(b) On estimated risk weighted assets respectively of €540.4bn as at 31.12.07 and €465.2bn as at 31.12.06.

Coverage ratio

In billions of euros	31-Dec-07	31-Dec-06
Doubtful loans and commitments (1)	14.2	15.7
Provisions	12.8	13.9
Coverage ratio	91%	89%

(1) Gross doubtful loans, balance sheet and off-balance sheet

Ratings

S&P	**AA+**	**Stable Outlook**	**Upgraded on 10 July 2007**
Moody's	**Aa1**	Stable Outlook	Upgraded on 23 May 2007
Fitch	**AA**	Stable Outlook	Reaffirmed on 16 May 2007

BNP PARIBAS

Risk Weighted Assets Trend from Basel I to Basel II

- Large part of the Group eligible for the advanced approach
  - Advanced approach: FRB, CIB, Cetelem in mature countries
  - Standardised: BNL, BancWest, UCB, BPLG, Emerging Markets…
  - Continue to roll out the advanced approach over the coming years



Risk weighted assets by prudential approach
in €bn
540
303
237
457
209
248
Advanced approach -€94bn
Standardised approach +€11bn
Basel 1
Basel 2 before floor*

- Main impacts of the advanced approach
  - Mortgages: average risk-weight less than 10%, reflecting the very limited real estate risk in France
  - Consumer lending: average risk-weight of roughly 20% thanks to the robustness of the scores and the absence of subprime loans
  - Lending to corporate customers, financial institutions and sovereigns: average risk-weight less than 40%. Over 70% of the portfolio rated Investment Grade equivalent and loans rated Non Investment Grade equivalent well collateralised
  - Counterparty risk on derivatives: netting agreements better taken into account

* Estimated

BNP PARIBAS

Breakdown of Commitments by Industry


Transportation & Logistics 3%
Utilities (Electricity, Gas, Water, etc) 3%
Agriculture, Food, Tobacco 3%
Insurance 1%
Automotive 1%
Household goods 1%
Chemicals excluding Pharmaceuticals 1%
Communication Services 1%
Construction 2%
B to B services 5%
Retail 2%
Healthcare & Pharmaceuticals 1%
Energy excluding Electricity 4%
Equipment excluding IT & Electronics 3%
Sovereign, local government and Finance 18%
Private Individuals 33%
Hotel, Tourism, Leisure 1%
Real Estate 4%
Information Technologies & Electronics 1%
Wholesale & Trading 6%
Metal & Mining 3%
Media & Cultural Services 1%

Gross loans + off balance sheet commitments, unweighted = €788bn as at 31/12/2007

BNP PARIBAS

Breakdown of Commitments by Region


Italy
14%
Japan
1%
Africa & Middle East
4%
North America (excluding BancWest)
12%
Latin America
3%
Asia-Pacific (excluding Japan)
4%
Other European countries
6%
European Economic Area (excluding France and Italy)
16%
BancWest
6%
France
35%

Gross loans + off balance sheet commitments, unweighted = €788bn as at 31/12/2007

BNP PARIBAS

Direct Impact of the Crisis on CIB's Revenues – 4Q07

	4Q07	3Q07
CIB revenues	**€1,411mn**	**€2,007mn**
Of which fair value adjustments to assets		
LBO underwriting commitments:	-€44mn	-€194mn
Securitisation:	-€52mn	-€36mn
Of which rise in credit adjustments related to the counterparty risk on the derivatives portfolio		
Monoline insurers:	-€456mn	-€12mn
Excluding monoline insurers:	-€37mn	-€20mn
Total	**-€589mn**	**-€262mn**

CIB revenues mainly impacted by the significant rise in counterparty risk

Exposure to US Subprime

- BNP Paribas' subprime exposure is located in CIB and BancWest
- CIB:

in €bn as at 31/12/07	Net exposure
RMBS	*0.1*
CDOs (cash & synthetic)	*-0.1*
Total CIB	**0.0**

- BancWest:
  - 1% of the individual customer loan portfolio
  - 1% of the investment portfolio
  - No subprime asset wrapped by monoline insurers

in €bn as at 31/12/07	Net exposure
First Mortgages and Home Equity Loans	*0.1*
Consumer Loans	*0.1*
Investment portfolio [1]	*0.1*
Total BancWest	**0.3**

A negligible net exposure

[1] *Exposure net of impairment charges*

CIB: Subprime and Monoline Exposures

- **Subprime exposure**

in €bn au 31.12.2007	Net (a=b+c+d)	Notional Equivalent		
		Long (b)	Short with other counterparties (c)	Short with monolines (d)
RMBS	0.1	0.1	-	-
CDO's (cash and synthetic)	-0.1	3.1	-0.2	-3.0
Total	**0.0**	**3.2**	**-0.2**	**-3.0**

- **Exposure to monoline insurers**: limited by hedging and credit adjustments

Counterparty risk exposure: present value[1] = €1.3bn

in €bn as at 31/12/2007	
Subprime-related monolines counterparty exposure	**1.3**
Non subprime-related monolines counterparty exposure	0.6
Total monolines counterparty exposure	**1.9** [2]
Credit Derivatives bought from banks or other collateralized third parties	-0.8
Unhedged monoline counterparty exposure	**1.1**
Credit adjustments	-0.4 [3]
Net monolines counterparty exposure	**0.7**

(1) Replacement cost based on market indices

(2) Essentially (~80%) concentrated on Ambac, CIFG, MBIA; no residual exposure to ACA

(3) Credit adjustments consistent with the maximum spreads widening observed in January 2008 on the monolines

CIB: LBOs


LBO underwriting portfolio
in €bn
before
dépreciation
3.7
-1.5
+0.3
2.5
Reduction in 4Q07
Deals initiated in 4Q07
30.09.07
31.12.07

- LBOs underwriting portfolio
  - 40% gross reduction in outstandings in 4Q07
  - A few new deals initiated during the quarter

4Q07 Direct Impact of the Crisis on the Cost of Risk

	4Q07	3Q07
Cost of risk (group total)	**-€745mn**	**-€462mn**
Of which BancWest:		
Net increase in the loan loss reserve on a portfolio basis (IFRS) related to individual customer loans	-€40mn	
Impairment charges on the investment portfolio (mainly on subprime mortgage securities)	-€131mn	
Total BancWest	**-€171mn**	**-€47mn**
Of which CIB:		
Increase in loan loss reserve related to the US real estate sector	-€94mn	
Write-off of the residual exposure on the monoline insurer ACA	-€44mn	
Total CIB	**-€138mn**	**-€68mn**
Total direct impact of the crisis	**-€309mn**	**-€115mn**



BNP PARIBAS

A Proactive Internal Control Framework

The Lagarde Report	Current set up at BNP Paribas
Monitor gross outstandings	Done for main arbitrage strategies on organised markets
Monitor cash flows	Systematic cash/management accounts reconciliation
Thorough process for treating external alerts	Systematic formal warning issued to senior management
Check confirmations	Independent control performed by operations teams
Front, middle, back offices independence	Operation teams independent from "front office" line
Monitor cancellations and changes by same trader	Ad-hoc monitoring
Surveil unusual behaviour	Obligation to take consecutive holidays (2 weeks in France). Detect unusual trading schemes using automated applications
Passwords protected and data access	Regular change of passwords. Segregate "front office" and "operation" access to databases

Supplemental Action

- Immediate launch of a full review of control chain
  - Update of the procedures in place, exhaustiveness, improvement plan
  - Verification of the use of the results of the checks
- Review accounting/risk reconciliation procedures
- Step up computer security measures
- Weekly monitoring of these actions by the Head of Group Compliance
- Report to the Internal Control and Risks Committee of the Board

A framework based on best practices and constantly improved


BNP PARIBAS

French Retail Banking Excluding PEL/CEL Effects


19%

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**1,452**	**1,385**	**+4.8%**	**1,472**	**-1.4%**	**5,919**	**5,671**	**+4.4%**
Incl. Net Interest Income	*797*	*768*	*+3.8%*	*817*	*-2.4%*	*3,231*	*3,201*	*+0.9%*
Incl. Commissions	*655*	*617*	*+6.2%*	*655*	*+0.0%*	*2,688*	*2,470*	*+8.8%*
Operating Expenses and Dep.	-1,012	-972	+4.1%	-1,011	+0.1%	-3,950	-3,811	+3.6%
Gross Operating Income	**440**	**413**	**+6.5%**	**461**	**-4.6%**	**1,969**	**1,860**	**+5.9%**
Provisions	-59	-56	+5.4%	-36	+63.9%	-158	-153	+3.3%
Operating Income	**381**	**357**	**+6.7%**	**425**	**-10.4%**	**1,811**	**1,707**	**+6.1%**
Non Operating Items	0	1	n.s.	0	n.s.	1	1	+0.0%
Pre-Tax Income	**381**	**358**	**+6.4%**	**425**	**-10.4%**	**1,812**	**1,708**	**+6.1%**
Income Attributable to AMS	-32	-28	+14.3%	-32	+0.0%	-141	-117	+20.5%
Pre-Tax Income of French Retail Bkg	**349**	**330**	**+5.8%**	**393**	**-11.2%**	**1,671**	**1,591**	**+5.0%**
Cost/Income	69.7%	70.2%	-0.5 pt	68.7%	+1.0 pt	66.7%	67.2%	-0.5 pt
Allocated Equity (Ebn)						5.9	5.5	+7.2%
Pre-Tax ROE						28%	29%	-1 pt

Including 100 % French Private Banking for the Revenues to Pre-tax Income line items

- Revenues: +4.4%/4Q06 at constant scope
  - + 4.8%/4Q06 including Banque Privée Anjou (formerly Dexia Private Bank France)
- Operating expenses: +3.1%/4Q06 at constant scope
  - +4.1% including Banque Privée Anjou
- Stable cost of risk: 25 bp of risk weighted assets in 4Q07 vs. 26 bp in 4Q06

French Retail Banking
Revenues – 4Q07

- Net interest income*: +3.8%/4Q06 (+3.6%/4Q06 excluding Banque Privée Anjou)
  - Preliminary effects of reintermediation and still moderately rising margins
- Fees*: +6.2%/4Q06 (+5.4%/4Q06 excluding Banque Privée Anjou)
- Financial fees*: +5,6%/4Q06
  - Stock market context less favourable than at the beginning of the year
  - 2007 life insurance asset inflows: in line/2006 (vs. -3%** for the market)
- Banking fees*: +6,5%/4Q06
  - Rising demand for protection products
  - More customers, who are more loyal, using more services, generating higher volumes

Net interest income*

in €mn

	4Q06	4Q07
Net interest income*	768	797

+3.8%

Fees*


617
655
231
244
386
411
in €mn
4Q06
4Q07

■ Investment funds and financial transactions
□ Other banking transactions

*Including 100% of French Private Banking, excluding PEL/CEL effects ** source FFSA

French Retail Banking
Business Volumes

In billions of euros	Outstandings 4Q07	%Change 1 year 4Q07/4Q06	%Change 1 quarter 4Q07/3Q07	Outstandings 2007	%Change 1 year 2007/2006
LENDINGS (1)					
Total Loans	109.7	+11.6%	+2.4%	105.2	+10.1%
Individual Customers	57.8	+8.7%	+1.5%	56.1	+9.8%
Incl. Mortgages	50.1	+9.6%	+1.5%	48.5	+10.6%
Incl. Consumer Lending	7.7	+3.4%	+1.2%	7.6	+4.7%
Corporates	48.8	+16.5%	+3.8%	45.9	+11.7%
DEPOSITS AND SAVINGS (1)	91.3	+11.2%	+4.5%	86.9	+7.8%
Cheque and Current Accounts	37.1	+6.7%	+2.0%	36.1	+6.6%
Savings Accounts	36.1	-2.2%	-1.5%	36.8	-2.0%
Market Rate Deposits	18.1	+73.7%	+25.9%	14.0	+51.8%

(1) Average cash Outstandings

In billions of euros	31-Dec-07	%Change 31.12.07 /31.12.06	%Change 31.12.07 /30.09.07
Funds under management			
Life Insurance	57.8	+10.4%	+1.4%
Mutual Funds (2)	71.6	-7.5%	-7.2%

(2) Does not include Luxemburg registered funds (PARVEST) Source: Europerformance.

French Retail Banking
Business Trends

Individual, Professional & Business Customers

- Continued acceleration in the winning of new customers, in particular young customers
- Sharp growth in deposits
  - Reallocation of savings from short-term mutual funds to term deposits
- Very good loan drive in a context of slowing demand and moderate rise in margins
- Growing demand for property and personal insurance products

Corporate Customers

- Very strong growth in deposits combined with sustained growth in loans in a global context of reintermediation
- Continued sharp rise in cross-selling, in particular in Corporate Finance
- Continued to gain market share in cash management activities (cards, direct debits ,..)

French Retail Banking
Including PEL/CEL Effects

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	1,462	1,408	+3.8%	1,496	-2.3%	6,000	5,850	+2.6%
Incl. Net Interest Income	807	791	+2.0%	841	-4.0%	3,312	3,380	-2.0%
Incl. Commissions	655	617	+6.2%	655	+0.0%	2,688	2,470	+8.8%
Operating Expenses and Dep.	-1,012	-972	+4.1%	-1,011	+0.1%	-3,950	-3,811	+3.6%
Gross Operating Income	450	436	+3.2%	485	-7.2%	2,050	2,039	+0.5%
Provisions	-59	-56	+5.4%	-36	+63.9%	-158	-153	+3.3%
Operating Income	391	380	+2.9%	449	-12.9%	1,892	1,886	+0.3%
Non Operating Items	0	1	n.s.	0	n.s.	1	1	+0.0%
Pre-Tax Income	391	381	+2.6%	449	-12.9%	1,893	1,887	+0.3%
Income Attributable to AMS	-32	-28	+14.3%	-32	+0.0%	-141	-117	+20.5%
Pre-Tax Income of French Retail Bkg	359	353	+1.7%	417	-13.9%	1,752	1,770	-1.0%
Cost/Income	69.2%	69.0%	+0.2 pt	67.6%	+1.6 pt	65.8%	65.1%	+0.7 pt
Allocated Equity (Ebn)						5.9	5.5	+7.2%
Pre-Tax ROE						30%	32%	-2 pt

Including 100 % French Private Banking for the Revenues to Pre-tax Income line items

- Net interest income not representative of FRB's commercial business
  - Because of the impact of the changes in the PEL/CEL provision
- PEL/CEL effects: €10mn in 4Q07 vs. €23mn in 4Q06



BNP PARIBAS

BNL banca commerciale

9%

in millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	687	651	+5.5%	668	+2.8%	2,634	2,473	+6.5%
Operating Expenses and Dep.	-478	-481	-0.6%	-428	+11.7%	-1,744	-1,746	-0.1%
Gross Operating Income	209	170	+22.9%	240	-12.9%	890	727	+22.4%
Provisions	-95	-91	+4.4%	-92	+3.3%	-318	-318	+0.0%
Operating Income	114	79	+44.3%	148	-23.0%	572	409	+39.9%
Non Operating Items	1	6	-83.3%	0	n.s.	0	-12	n.s.
Pre-Tax Income	115	85	+35.3%	148	-22.3%	572	397	+44.1%
Income Attributable to AMS	-1	-1	+0.0%	-2	-50.0%	-6	-6	+0.0%
Pre-Tax Income of BNL bc	114	84	+35.7%	146	-21.9%	566	391	+44.8%
Cost/Income	69.6%	73.9%	-4.3 pt	64.1%	+5.5 pt	66.2%	70.6%	-4.4 pt
Allocated Equity (Ebn)						3.0	2.9	+5.1%
Pre-Tax ROE						19%	14%	+5 pt

Including 100% of Private Banking in Italy for Revenues to Pre-tax income line items

- Revenues: +5.5%/4Q06
  - Synergies effect: €16mn in 4Q07
  - Good growth in loan volumes (to individual and corporate customers)
  - Delay in the upward adjustment of interest rates pursuant to the Bersani Decree
  - Growth in fees despite net asset outflows and an unfavourable short term structure effect (less upfront frees, more recurring fees)
  - Other fees up, in particular thanks to creditors' insurance
- Operating expenses: -0.6%/4Q06
  - Synergies effect: €32mn in 4Q07
  - +11.7%/3Q07 explained by seasonality (yearly expenses charged in 4Q)
- Stable cost of risk/4Q06 (77 bp of risk weighted assets vs. 76 bp in 4Q06)
- Pre-tax income: +35.7%/4Q06

BNP PARIBAS

BNL's Integration: Synergies

- 70% of synergies achieved: €337mn out of the €480mn expected in 2009
  - Net revenue synergies: €111mn (53% of the 2009 total)
  - Cost synergies: €226mn (84% of the 2009 total)
- 2007 synergies target beaten
  - €185mn booked vs. €81mn expected for the year
  - Expected departures accelerated
  - Marginal costs* lower than expected
- In 4Q07
  - Gross revenue synergies: €31mn, of which €16mn for BNL bc
  - Marginal costs*: €13mn, of which €9mn for BNL bc
  - Cost synergies: €51mn, of which €41mn for BNL bc



Synergies progress
2006
2007
2008
2009
81
186
€480mn
Announced
in €mn
185
114
€337mn
Implemented
70%
2006 accounts
2007 accounts
2008 full year effect of synergies already achieved
2007 synergies impact
107
61
-32
-23
110
86
185
124
Gross revenue synergies
Marginal costs*
Cost synergies
Total synergies
BNL bc
Other core businesses

*Costs associated with achieving revenue synergies

BNL banca commerciale Business Trends



Individual Customers

- Net growth in cheque and deposit accounts
  - +6,100 in 2007 (vs. -86,000 in 2006)
- Very good loan origination drive
  - Mortgages: +30%/4Q06
  - Consumer loans: +23%/4Q06
- Success of AMS products
  - €2.8bn inflows on guaranteed capital savings products in 2007
  - Creditors' insurance on 64% of mortgage and consumer loan origination (product relaunched in 2007)

Corporate Customers

- Growth in the customer base
  - Targeting the segment of corporate customers with revenues >€5mn
  - Large number of customer contacts made thanks to Italian desks
- Growth in structured financing
  - 188 mandates in 2007 vs. 70 in 2006
- Renewed growth in loans outstanding

Outstanding corporate, public entities and local government loans

in €bn

1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
28	27	29	29	28	28	30	31


BNP PARIBAS

BNL banca commerciale
Business Volumes

In billions of euros	Outstandings 4Q07	%Change 1 year 4Q07/4Q06	%Change 1 quarter 4Q07/3Q07	Outstandings 2007	%Change 1 year 2007/2006
LENDINGS (1)					
Total Loans	**55.3**	**+7.2%**	**+3.3%**	**52.9**	**+5.0%**
Individual Customers	24.8	+8.2%	+3.1%	23.9	+7.2%
Incl. Mortgages	17.9	+9.4%	+3.6%	17.2	+8.7%
Corporates	30.5	+6.4%	+3.5%	29.0	+3.2%
DEPOSITS AND SAVINGS (1)	**32.0**	**+2.6%**	**+0.6%**	**31.9**	**+3.7%**
Individual Customers	20.2	-0.7%	-0.1%	20.4	+2.0%
Corporates	11.8	+8.8%	+2.0%	11.5	+6.9%

(1) Average volumes

In billions of euros	31-Dec-07	%Change 31.12.07 /31.12.06	%Change 31.12.07 /30.09.07
Funds under management			
Mutual funds	10.5	-16.7%	-5.5%
Life Insurance	9.9	+2.7%	-2.6%

- Limited net asset outflows in 4Q thanks to new product offering against a backdrop of a highly negative market trends



BNP PARIBAS

International Retail Banking & Financial Services


27%

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	2,028	1,904	+6.5%	2,012	+0.8%	7,955	7,374	+7.9%
Operating Expenses and Dep.	-1,250	-1,135	+10.1%	-1,127	+10.9%	-4,625	-4,205	+10.0%
Gross Operating Income	778	769	+1.2%	885	-12.1%	3,330	3,169	+5.1%
Provisions	-482	-163	+195.7%	-304	+58.6%	-1,228	-722	+70.1%
Operating Income	296	606	-51.2%	581	-49.1%	2,102	2,447	-14.1%
Associated Companies	19	-9	n.s.	19	+0.0%	79	55	+43.6%
Other Non Operating Items	16	3	n.s.	69	-76.8%	94	45	+108.9%
Pre-Tax Income	331	600	-44.8%	669	-50.5%	2,275	2,547	-10.7%
Cost/Income	61.6%	59.6%	+2.0 pt	56.0%	+5.6 pt	58.1%	57.0%	+1.1 pt
Allocated Equity (Ebn)						8.0	7.2	+11.6%
Pre-Tax ROE						28%	35%	-7 pt

- Exchange rate effects
  - USD/EUR: -10,9%/4Q06
- At constant scope and exchange rates/4Q06
  - Revenues: +9.9%
  - Operating expenses: +11.3% (+9.4% excluding restructuring costs)
  - GOI: +7.8% (+10.4% excluding restructuring costs)
- Cost of risk: +€319mn/4Q06
  - BancWest: +€197mn, including a €171mn direct impact of the subprime mortgage crisis
  - Cetelem: +€88mn due to growing volumes in emerging markets, greater risk levels in Spain and a one-time €28mn write-back in 4Q06

BNP PARIBAS

International Retail Banking & Financial Services
Cetelem


10%

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	778	690	+12.8%	771	+0.9%	3,020	2,684	+12.5%
Operating Expenses and Dep.	-447	-430	+4.0%	-411	+8.8%	-1,675	-1,518	+10.3%
Gross Operating Income	331	260	+27.3%	360	-8.1%	1,345	1,166	+15.4%
Provisions	-189	-101	+87.1%	-183	+3.3%	-700	-520	+34.6%
Operating Income	142	159	-10.7%	177	-19.8%	645	646	-0.2%
Associated Companies	18	1	n.s.	16	+12.5%	74	52	+42.3%
Other Non Operating Items	-1	-1	+0.0%	1	n.s.	0	36	n.s.
Pre-Tax Income	159	159	+0.0%	194	-18.0%	719	734	-2.0%
Cost/Income	57.5%	62.3%	-4.8 pt	53.3%	+4.2 pt	55.5%	56.6%	-1.1 pt
Allocated Equity (Ebn)						2.2	1.9	+16.3%
Pre-Tax ROE						33%	39%	-6 pt

At constant scope and exchange rates/4Q06: Revenues: +11.3%; Operating expenses: +1.4%; GOI: +27.8%

- Revenues: +12.8%/4Q06
  - Continued fast-paced growth outside France, Revenues: +23.6%/4Q06
  - Pressure on margins in mature markets
- Operating expenses: +4.0%/4Q06
  - +8.5%/4Q06 excluding restructuring costs posted in 4Q06 (18 M€)
  - Restructuring of the French network completed
- Cost of risk at 214 bp of risk weighted assets vs. 197 bp in 2006
  - Stability in France
  - Economic environment more difficult in Spain
  - Impact of the fast-paced volume growth in emerging markets

7%



In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	494	534	-7.5%	501	-1.4%	1,999	2,191	-8.8%
Operating Expenses and Dep.	-263	-267	-1.5%	-260	+1.2%	-1,052	-1,104	-4.7%
Gross Operating Income	231	267	-13.5%	241	-4.1%	947	1,087	-12.9%
Provisions	-217	-20	+985.0%	-73	+197.3%	-335	-58	+477.6%
Operating Income	14	247	-94.3%	168	-91.7%	612	1,029	-40.5%
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	5	1	n.s.	4	+25.0%	15	1	n.s.
Pre-Tax Income	19	248	-92.3%	172	-89.0%	627	1,030	-39.1%
Cost/Income	53.2%	50.0%	+3.2 pt	51.9%	+1.3 pt	52.6%	50.4%	+2.2 pt
Allocated Equity (Ebn)						2.5	2.6	-1.2%
Pre-Tax ROE						25%	40%	-15 pt



At constant scope and exchange rates/4Q06: Revenues: +2.9%; Operating expenses: +10.3%; GOI: -4.4%

- Revenues: +2.9 %/4Q06 at constant exchange rates
- Operating expenses: +10.3%/4Q06 at constant exchange rates
  - +8,7% excluding non-recurring items in 4Q07
  - Effect of the organic growth programme now fully rolled out
- Rise in the cost of risk: +€197mn/4Q06, including €171mn directly related to the subprime mortgage crisis
  - €40mn net increase in the loan loss reserve on a portfolio basis (IFRS) related to individual customer loans
  - €131mn impairment charge on the investment portfolio, mainly on subprime mortgage securities

BNP PARIBAS

BancWest
Business Trends

US GAAP

(In billions of USD)	4Q07	4Q06	4Q07 /4Q06	3Q07	4Q07 /3Q07
Loans and Leases	**49.0**	45.6	+7.5%	47.5	+3.1%
Deposits	**44.9**	44.4	+1.3%	43.2	+3.8%

(In billions of USD)	31.12.07	31.12.06	31.12.07 /31.12.06	30.09.07	31.12.07 /30.09.07
Total Assets	**74.2**	67.3	10.2%	71.7	3.5%
Non Performing Assets /Loans and foreclosed properties	**0.64%**	0.57%	+7 bp	0.58%	+6 bp

	4Q07	4Q06	4Q07 /4Q06	3Q07	4Q07 /3Q07
Net Interest Margin	**3.02%**	3.13%	-11 bp	3.05%	-3 bp

- Good sales and marketing drive: outstanding loans +7.5%/4Q06
- Limited rise in the proportion of non-performing loans: 0.64% vs. 0.57% as at 31/12/06

BancWest
Good Quality Credit Portfolio

- Consumer lending: 25.0% of the portfolio
  - $136mn in loans made to subprime clients
  - Low 30-day+ delinquency rate: 1.2% vs. 0.9% in 4Q06
- Mortgage lending to individuals: 28.0% of the portfolio
  - Outstandings spread across 20 states, including California 39% et Hawaii 15%
  - $157mn in loans made to subprime clients
- Commercial Real Estate: 24.5% of the portfolio
  - Half comes from loans made to owner-occupiers
- Commercial & Industrial: 22.5% of the portfolio
  - Diversified commitments on small and medium-sized corporates
- Investment portfolio: $133mn in subprime mortgage securities (net of 4Q07 depreciations)



Credit portfolio as at 31/12/07
$50.3bn
Consumer
Mortgage Lending (Incl. Home Equity)
Commercial Real Estate
Commercial & Industrial
22.5%
25%
24.5%
28%
Segmentation of individual customer loans
FICO Scores
Super Prime
Prime
Sub Prime
$10.6bn
52%
47%
1%
$3.6bn
59%
39%
2%
$12.5 bn
60%
39%
1%
First Mortgage
Home Equity Loans and Lines
Consumer

International Retail Banking & Financial Services
Emerging Markets



4%

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	359	305	+17.7%	341	+5.3%	1,346	1,037	+29.8%
Operating Expenses and Dep.	-252	-204	+23.5%	-219	+15.1%	-897	-683	+31.3%
Gross Operating Income	107	101	+5.9%	122	-12.3%	449	354	+26.8%
Provisions	-32	-22	+45.5%	-22	+45.5%	-81	-86	-5.8%
Operating Income	75	79	-5.1%	100	-25.0%	368	268	+37.3%
Associated Companies	4	-1	n.s.	6	-33.3%	15	7	n.s.
Other Non Operating Items	11	2	n.s.	58	-81.0%	70	4	n.s.
Pre-Tax Income	90	80	+12.5%	164	-45.1%	453	279	+62.4%
Cost/Income	70.2%	66.9%	+3.3 pt	64.2%	+6.0 pt	66.6%	65.9%	+0.7 pt
Allocated Equity (Ebn)						1.1	0.8	+37.8%
Pre-Tax ROE						42%	36%	+6 pt

At constant scope and exchange rates/4Q06: Revenues: +21.6%; Operating expenses: +21.9%; GOI: 21.1%

- Continued sustained organic growth
  - TEB: revenues up 39.8%/4Q06 at constant scope and exchange rates
  - UkrSibbank: revenues up 28.4%/4Q06 at constant scope and exchange rates
  - North Africa: revenues up 18%/4Q06 at constant scope and exchange rates
- Opened 59 branches in 4Q07 in North Africa, Turkey and Egypt
- Cost of risk under control
- Surge in yearly operating income: +37.3%/2006

BNP PARIBAS

International Retail Banking & Financial Services
Equipment Solutions & UCB

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	397	375	+5.9%	399	-0.5%	1,590	1,462	+8.8%
Operating Expenses and Dep.	-288	-234	+23.1%	-237	+21.5%	-1,001	-900	+11.2%
Gross Operating Income	109	141	-22.7%	162	-32.7%	589	562	+4.8%
Provisions	-44	-20	+120.0%	-26	+69.2%	-112	-58	+93.1%
Operating Income	65	121	-46.3%	136	-52.2%	477	504	-5.4%
Associated Companies	-3	-9	-66.7%	-3	+0.0%	-10	-4	n.s.
Other Non Operating Items	1	1	+0.0%	6	-83.3%	9	4	+125.0%
Pre-Tax Income	63	113	-44.2%	139	-54.7%	476	504	-5.6%
Cost/Income	72.5%	62.4%	+10.1 pt	59.4%	+13.1 pt	63.0%	61.6%	+1.4 pt
Allocated Equity (Ebn)						2.2	2.0	+13.4%
Pre-Tax ROE						21%	25%	-4 pt

- Good operating momentum
  - Despite pressure on margins due to rising rates
- Cetelem-UCB tie-up: Personal Finance and BPLG-Arval: Equipment Solutions
  - €40mn in restructuring costs in 4Q07 generating €40mn additional full year savings by 2010
- Cost of risk: +24M€/4Q06
  - Historic low in 2006
  - 47bp of risk weighted assets (vs. 23 bp in 4Q06)

Financial Services: Outstandings

In billions of euros	31.12.07	31.12.06	%Change 1 year /31.12.06	30.09.07	%Change 1 quarter /30.09.07
CETELEM	62.6	53.3	+17.4%	59.7	+4.9%
France (1), incl.	35.7	30.9	+15.6%	34.2	+4.5%
Cetelem France (2)	*17.3*	*16.1*	*+7.2%*	*16.9*	*+2.5%*
Laser Cofinoga	*9.4*	*8.4*	*+12.3%*	*9.1*	*+3.6%*
Partnerships and parent company's outstandings	*9.0*	*6.3*	*+41.5%*	*8.2*	*+9.5%*
Outside France	26.9	22.5	+19.7%	25.5	+5.4%
UCB	**32.0**	**27.4**	**+16.9%**	**30.6**	**+4.7%**
France (1)	17.4	16.1	+8.3%	17.0	+2.7%
Europe (excluding France)	14.6	11.3	+29.0%	13.6	+7.2%
Total Personal Finance	**94.6**	**80.7**	**+17.2%**	**90.3**	**+4.8%**
BNP Paribas Lease Group MT	**21.7**	**20.8**	**+4.7%**	**21.6**	**+0.8%**
France	10.5	10.6	-0.1%	10.5	+0.6%
Europe (excluding France)	11.2	10.2	+9.6%	11.1	+1.0%
Long Term Leasing with Services	**7.2**	**6.6**	**+8.8%**	**6.9**	**+4.1%**
France	2.3	2.1	+7.4%	2.2	+2.7%
Europe (excluding France)	4.9	4.5	+9.5%	4.7	+4.8%
Total Equipment Solutions	**28.9**	**27.4**	**+5.7%**	**28.5**	**+1.6%**
Total Financial Services	**123.6**	**108.1**	**+14.3%**	**118.8**	**+4.0%**

ARVAL (in thousands)

ARVAL (in thousands)	31.12.07	31.12.06	%Change 1 year /31.12.06	30.09.07	%Change 1 quarter /30.09.07
Financed vehicles	547	504	8.5%	532	2.8%
included in total managed vehicles	640	623	2.7%	623	2.7%

(1) Transfer from UCB France to Cetelem France (debt consolidation activity): €0.9bn as at 31.12.06

(2) Cetelem France, excl. debt consolidation activity: +6.1%/ dec. 06

International Retail banking & Financial Services
Expand the Customer Base

- Capitalise on recent acquisitions
  - 1.4mn new customers acquired through external growth in 2007
  - Close to 6 million new customers in the networks by 2010
- Expand the branch network
  - 600 new branch openings expected in three years to reach close to 2,600 branches
- Develop partnership alliances
  - Offer point of sale credit solutions at 250,000 sales outlets
  - Expand co-branding
- Develop direct channels
  - Double Cetelem's origination on the Web by 2010
  - Roll out call centres for Equipment Solutions VSEs.


Branch banking customers
in millions
5.5
8.4
2004
2007



BNP PARIBAS

International Retail banking & Financial Services
Grow the Revenue per Customer

Within the business lines
- Retail network: grow cross-selling
- Personal Finance: develop a combined UCB-Cetelem customer base
- Equipment Solutions: grow revenues through leasing solutions by developing new associated services

Across the business lines
- Systematically try to sell banking services to consumer lending customers
- Introduce auto solutions combing multiple services

With the other core businesses
- AMS: grow the creditor insurance penetration rate and expand Private Banking in the Gulf
- CIB: grow distribution of market products in the Gulf and expand the trade centres
- FRB: distribute an integrated leasing/car fleet management solution; develop a product offering for migrants
- BNL bc: create new Italian desks in the network; distribute Equipment Solutions' products in the BNL bc network

Asset Management & Services


18%

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	1,339	1,159	+15.5%	1,350	-0.8%	5,329	4,409	+20.9%
Operating Expenses and Dep.	-902	-770	+17.1%	-873	+3.3%	-3,369	-2,804	+20.1%
Gross Operating Income	437	389	+12.3%	477	-8.4%	1,960	1,605	+22.1%
Provisions	-4	-5	-20.0%	-1	n.s.	-7	-4	+75.0%
Operating Income	433	384	+12.8%	476	-9.0%	1,953	1,601	+22.0%
Associated Companies	-6	29	n.s.	5	n.s.	17	34	-50.0%
Other Non Operating Items	1	-3	n.s.	4	-75.0%	10	-4	n.s.
Pre-Tax Income	428	410	+4.4%	485	-11.8%	1,980	1,631	+21.4%
Cost/Income	67.4%	66.4%	+1.0 pt	64.7%	+2.7 pt	63.2%	63.6%	-0.4 pt
Allocated Equity (Ebn)						5.4	4.6	+17.9%
Pre-Tax ROE						36%	35%	+1 pt

- At constant scope and exchange rates/2006
  - Revenues: +17.6%
  - Operating expenses: +14.3%
  - Gross Operating Income: +23.4%
- Superior profitability
  - ROE: 36% (+1 pt/2006)

BNP PARIBAS

Asset Management & Services
Business Trends

	31-Dec-07	31-Dec-06	31-Dec-07 / 31-Dec-06	30-Sep-07	31-Dec-07 / 30-Sep-07
Assets under management (in €bn)	**584.1**	**540.6**	**+8.0%**	**589.6**	**-0.9%**
Asset management	278.3	251.4	+10.7%	282.4	-1.4%
Private Banking and Personal Investors	188.9	169.1	+11.7%	190.0	-0.6%
Real Estate Services	6.9	8.1	-15.0%	7.1	-3.4%
Insurance (1)	110.0	111.9	-1.7%	110.1	-0.1%

	4Q07	4Q06	4Q07/4Q06	3Q07	4Q07/3Q07
Net asset inflows (in €bn)	**1.7**	**3.1**	**-44.3%**	**-2.6**	**n.s.**
Asset management	-0.2	0.5	n.s.	-4.4	-96.1%
Private Banking and Personal Investors	1.3	0.6	+117.0%	2.0	-32.0%
Real Estate Services	0.1	0.1	-26.2%	-1.3	n.s.
INSURANCE	0.5	1.9	-74.8%	1.2	-59.0%

	31-Dec-07	31-Dec-06	31-Dec-07 / 31-Dec-06	30-Sep-07	31-Dec-07 / 30-Sep-07
Securities Services					
Assets under custody (in €bn)	3,801	3,614	+5.2%	3,977	-4.4%
Assets under administration (in €bn)	833.8	622.9	+33.9%	842.7	-1.1%
	4Q07	4Q06	4Q07/4Q06	3Q07	4Q07/3Q07
Number of transactions (in thousands)	12,698	8,401	+51.2%	11,804	+7.6%

(1) Transfer of Cardif Asset Management (€8.9bn) from Insurance to Asset Management in 1Q07

Increase in AUM 2007/2006: +6.2% excluding transfer

BNP PARIBAS

Asset Management & Services
Breakdown of Assets by Customer Segment


Breakdown of assets by customer segment
€540bn
€584bn
27%
27%
Corporate &
Institutional
63%
Individuals
62%
10%
External
distribution
11%
31 December 2006
31 December 2007

Predominance of individual customers

Asset Management
Breakdown of Assets Under Management




31/12/06
Money Market 26%
Bonds 24%
Alternative, structured and index-based 16%
Diversified 13%
Equity 21%
50%
€251.4bn
31/12/07
Money Market 23%
Bonds 18%
Alternative, structured and index-based 18%
Diversified 18%
Equity 23%
59%
€278.3bn

Increasing share of high value-added assets

BNP PARIBAS

Asset Management & Services
Wealth & Asset Management

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	691	611	+13.1%	706	-2.1%	2,765	2,228	+24.1%
Operating Expenses and Dep.	-488	-427	+14.3%	-469	+4.1%	-1,828	-1,500	+21.9%
Gross Operating Income	203	184	+10.3%	237	-14.3%	937	728	+28.7%
Provisions	-2	-3	-33.3%	-1	n.s.	-4	-3	+33.3%
Operating Income	201	181	+11.0%	236	-14.8%	933	725	+28.7%
Associated Companies	-3	13	n.s.	-1	n.s.	1	9	-88.9%
Other Non Operating Items	0	-4	n.s.	1	n.s.	6	-2	n.s.
Pre-Tax Income	198	190	+4.2%	236	-16.1%	940	732	+28.4%
Cost/Income	70.6%	69.9%	+0.7 pt	66.4%	+4.2 pt	66.1%	67.3%	-1.2 pt
Allocated Equity (Ebn)						1.7	1.4	+25.0%
Pre-Tax ROE						56%	54%	+2 pt

At constant scope and exchange rates/4Q06: Revenues: +7.7%; Operating expenses: +6.5%; GOI: +10.4%

- Positive net asset inflows in 4Q07: +€1.3bn
  - BNP Paribas Investment Partners: very limited asset outflows, €0.2bn, primarily in diversified and money market funds
  - Private banking: maintained asset inflows (+€1.2bn in 4Q07, bringing net annual asset inflows to €10bn)
- Continued to pursue revenue growth with a positive 1.2 pt jaws effect at constant scope and exchange rates


BNP PARIBAS

Asset Management & Services
Insurance

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**370**	**326**	**+13.5%**	**358**	**+3.4%**	**1,437**	**1,276**	**+12.6%**
Operating Expenses and Dep.	-176	-156	+12.8%	-168	+4.8%	-664	-599	+10.9%
Gross Operating Income	**194**	**170**	**+14.1%**	**190**	**+2.1%**	**773**	**677**	**+14.2%**
Provisions	-2	-2	+0.0%	0	n.s.	-3	-1	n.s.
Operating Income	**192**	**168**	**+14.3%**	**190**	**+1.1%**	**770**	**676**	**+13.9%**
Associated Companies	-4	16	n.s.	6	n.s.	15	25	-40.0%
Other Non Operating Items	1	1	+0.0%	3	-66.7%	4	-3	n.s.
Pre-Tax Income	**189**	**185**	**+2.2%**	**199**	**-5.0%**	**789**	**698**	**+13.0%**
Cost/Income	47.6%	47.9%	-0.3 pt	46.9%	+0.7 pt	46.2%	46.9%	-0.7 pt
Allocated Equity (Ebn)						3.1	2.7	+14.2%
Pre-Tax ROE						26%	26%	+0 pt

At constant scope and exchange rates/4Q06: Revenues: +16.1%; Operating expenses: +13.6%; GOI: +18.3%

- France: €11.0bn in gross asset inflows (stable/2006 vs. -6.6%* for the bank insurance market in France)
  - Thanks to a diversified offering
  - Share of unit-linked insurance products at 41.1% of gross life insurance asset inflows (25.4%** for the market)
- Outside France: accelerated expansion
  - €6.9bn in gross asset inflows (+15%/2006), driven in particular by savings in Asia (primarily India and South Korea) and in the UK
  - BNP Paribas Assurance present in 42 countries

** Source G11 **Source FFSA*

BNP PARIBAS

Asset Management & Services
Securities Business

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	278	222	+25.2%	286	-2.8%	1,127	905	+24.5%
Operating Expenses and Dep.	-238	-187	+27.3%	-236	+0.8%	-877	-705	+24.4%
Gross Operating Income	40	35	+14.3%	50	-20.0%	250	200	+25.0%
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	40	35	+14.3%	50	-20.0%	250	200	+25.0%
Non Operating Items	1	0	n.s.	0	n.s.	1	1	+0.0%
Pre-Tax Income	41	35	+17.1%	50	-18.0%	251	201	+24.9%
Cost/Income	85.6%	84.2%	+1.4 pt	82.5%	+3.1 pt	77.8%	77.9%	-0.1 pt
Allocated Equity (Ebn)						0.7	0.6	+19.6%
Pre-Tax ROE						37%	36%	+1 pt

At constant scope and exchange rates/4Q06: Revenues: +21.2%; Operating expenses: +20.9%; GOI: +22.6%

- Very robust sales and marketing drive
  - Continued high growth in volumes (number of transactions: +51%/4Q06)
- Stable cost/income ratio/2006 in a context of fast-growing expansion
  - Created TEB Securities Services in Turkey
  - Integrated in 3Q and 4Q acquisitions in Spain, Italy and in the British Isles
  - Invested to promote organic growth
- Fresh rise in profitability
  - Pre-tax ROE: 37% (+1 pt/2006)

An Integrated Origination-Distribution Model

Innovative capacities

Open, multi-management architecture

Global creditor insurance leader

Continue to expand the alternative and structured products

A range of products with recognised performance

Asset management solutions for all classes of assets

Complete real estate services solutions

Pan-European Securities Services

Products and services from AMS' business lines

- Funds
- Investment services
- Life insurance
- Protection
- Real estate services
- Securities Services

Multiple distribution channels

Face-to-face

Web

Telephone

Direct

Expanded customer base

- Mass affluents
- High net worth individuals
- Corporate and Institutional
- Outside partners
- IFAs

An innovative model able to sustain substantial growth


BNP PARIBAS

Corporate and Investment Banking

28%

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	1,411	1,988	-29.0%	2,007	-29.7%	8,293	8,090	+2.5%
Operating Expenses and Dep.	-964	-1,031	-6.5%	-1,185	-18.6%	-4,785	-4,473	+7.0%
Gross Operating Income	447	957	-53.3%	822	-45.6%	3,508	3,617	-3.0%
Provisions	-114	34	n.s.	-29	n.s.	-28	264	n.s.
Operating Income	333	991	-66.4%	793	-58.0%	3,480	3,881	-10.3%
Associated Companies	-1	7	n.s.	0	n.s.	8	10	-20.0%
Other Non Operating Items	11	-8	n.s.	6	+83.3%	89	32	+178.1%
Pre-Tax Income	343	990	-65.4%	799	-57.1%	3,577	3,923	-8.8%
Cost/Income	68.3%	51.9%	+16.4 pt	59.0%	+9.3 pt	57.7%	55.3%	+2.4 pt
Allocated Equity (Ebn)						11.9	10.1	+17.7%
Pre-Tax ROE						30%	39%	-9 pt

- Revenues: €1,411mn in 4Q07 vs. €1,988 in 4Q06
  - After a direct impact of the crisis on revenues of -€589mn
- Operating expenses: -€964mn, or -6.5%/4Q06, -18.6%/3Q07
  - Effect of variable compensation
  - Continue organic growth investments, in particular in Asia, in Derivatives and in Specialised Finance
  - 57.7% cost/income ratio for the year, up only 2.4 pts/2006
- Pre-tax income: €343mn in 4Q07
  - Pre-tax ROE: 30% in 2007

BNP PARIBAS

Corporate and Investment Banking
Very Good Resilience in 4Q07

- Equities and Advisory: €559mn, +13.8%/4Q06
  - Equity derivatives: satisfactory performance despite difficult market conditions
  - Record quarterly client contributions
  - Slowdown in M&A and ECM business
- Fixed Income: €167mn, -78.3%/4Q06
  - Impact of the increased credit adjustments, in particular on monoline insurers (-€456mn)
  - Sustained client business and very good performances in interest rate and forex
- Financing businesses: €685mn, -5.9%/4Q06
  - Impact of the adjustments in the value of the LBO underwriting portfolio: -€44mn
  - Good performance in corporate acquisition finance
  - No impact of the crisis on Energy and Commodities Finance and Asset Finance

Positive contribution of all the business lines

Corporate and Investment Banking
A Favourable Business Mix

- Derivatives product expertise generating half of CIB's 2007 revenues
- High added-value financing businesses
- Less than 10% of revenues in businesses most hit by the crisis
  - Structured credit derivatives
  - Securitisation
  - LBO Origination

2007 Revenues: €8.3bn


Specialised Finance
22%
Other Capital Markets (2)
10%
Corporate Banking (3)
10%
Investment Banking (1)
8%
Derivatives
50%

(1) Investment Banking: ECM, DCM, M&A, Securitisation
(2) Other Capital Markets: spot and forward FX, cash rates & credit, Asia cash equities, Treasury
(3) Corporate Banking: vanilla lending, cash management, and Global Trade services

Corporate and Investment Banking
Risk Weighted Assets by Type of Risk

- Rapid increase in risk weighted assets in the first half of the year
  - In particular Energy, Commodities, Export, Project
- Slow down at the end of the year
  - Controlled volumes with an initial widening of margins
- Negligible impact of the crisis
  - LBOs underwriting <2% of CIB's risk weighted assets
  - No conduit or SIV reconsolidated
  - Limited impact from the increase of the VaR and counterparty risk



CIB risk weighted assets
(Basel I)
Market Risk
Counterparty Risk
Credit Risk - Specialised Financing
Credit Risk - Plain Vanilla
in €bn
166.4
10.9
54.8
70.3
30.4
172.1
10.8
57.0
72.6
31.7
180.9
9.4
60.8
79.3
31.4
201.6
14.5
64.9
85.5
36.7
204.5
15.2
64.7
37.6
4Q06
1Q07
2Q07
3Q07
4Q07
+21.6% /4Q06
+ 23.9% /4Q06
+ 23.7% /4Q06

A healthy and controlled growth

Corporate and Investment Banking
Advisory and Capital Markets

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	726	1,260	-42.4%	1,463	-50.4%	5,625	5,396	+4.2%
Incl. Equity and Advisory	559	491	+13.8%	573	-2.4%	2,769	2,402	+15.3%
Incl. Fixed Income	167	769	-78.3%	890	-81.2%	2,856	2,994	-4.6%
Operating Expenses and Dep.	-650	-726	-10.5%	-893	-27.2%	-3,588	-3,327	+7.8%
Gross Operating Income	76	534	-85.8%	570	-86.7%	2,037	2,069	-1.5%
Provisions	-53	-16	+231.3%	-12	+341.7%	-65	-16	+306.3%
Operating Income	23	518	-95.6%	558	-95.9%	1,972	2,053	-3.9%
Associated Companies	-1	7	n.s.	0	n.s.	8	10	-20.0%
Other Non Operating Items	9	5	+80.0%	6	+50.0%	38	44	-13.6%
Pre-Tax Income	31	530	-94.2%	564	-94.5%	2,018	2,107	-4.2%
Cost/Income	89.5%	57.6%	+31.9 pt	61.0%	+28.5 pt	63.8%	61.7%	+2.1 pt
Allocated Equity (Ebn)						4.5	3.9	+16.0%
Pre-Tax ROE						45%	55%	-10 pt

- Positive revenues in 4Q07: €726mn
  - After the impact of credit adjustments due, in particular, to an increased counterparty risk on monoline insurers (-€456mn)
  - Sharp rise in client contributions
- Good cost flexibility: -10.5%/4Q06, -27.2%/3Q07
  - Large proportion of variable compensation
  - 14% increase in front office staff: +480 persons/4Q06
- Positive pre-tax income in 4Q07: €31mn
  - €2,018mn for the year, down only 4.2%/2006

Corporate and Investment Banking
VaR (1 day - 99%) by Type of Risk

- Average VaR stabilised at a high level:
  - Automatic effect of increased historic volatility



34 31 40 26 21 21 25 25 23 23 20 21 25 23 39 67 68
In €mn
Bold line: quarterly average VaR
Bar chart: data from the last trading day
Commodities
Forex & Others
Equity
Interest Rates
Credit
Nettings
22 25 28 27 19 19 36 25 28 16 19 21 20 25 52 61 77
VaR on the last trading day
31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06 31.12.06 31.03.07 30.06.07 30.09.07 31.12.07

- Models that have held up very well despite very erratic markets
  - 2 days of losses beyond the VaR in 2007 (consistent with the 99% confidence interval)
  - 44 days of losses in 2007 (average below €20mn) vs. 17 days of losses in 2006

Corporate and Investment Banking
Advisory and Capital Markets

- A leader in Europe
  - France: #1 M&A (Euromoney, Jul 07), M&A Adviser of the year (Acquisitions Monthly, Dec 07)
  - Italy: #3 Overall "Derivatives Dealers 2007" (Risk Italia, Dec 07)
  - Europe: #10 M&A Announced Deals (Thomson Financial, 2007)
- Global Franchises
  - Structured Products House of the Year 2008 (Risk Awards, Jan 08)
  - Structured Products House of the Year 2007 for the second consecutive year (Euromoney, July 07)
  - Interest Rates House of the Year (Structured Products, Nov 07)
  - Credit House of the Year (Structured Products, Nov 07)
  - Structurer of the Year, North America (Structured Products, Apr 07)
- A Strong Presence in Asia
  - Rising Star Equity House (The Asset Triple A, Dec 07)
  - Best Investment Grade Bond of the year: KEXIM USD 1.5 bn SEC-registered
  - 5-year fixed rate global bond offering (AsiaMoney, Jan 2008)
  - Derivatives House of the Year Asia ex-Japan 2007 (AsiaRisk, Oct 07)


EUROMONEY
2007

Risk

THOMSON

Risk

products

products

ASIAMONEY

AsiaRisk
AWARDS
2007


Corporate and Investment Banking
Financing Businesses

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	685	728	-5.9%	544	+25.9%	2,668	2,694	-1.0%
Operating Expenses and Dep.	-314	-305	+3.0%	-292	+7.5%	-1,197	-1,146	+4.5%
Gross Operating Income	371	423	-12.3%	252	+47.2%	1,471	1,548	-5.0%
Provisions	-61	50	n.s.	-17	n.s.	37	280	-86.8%
Operating Income	310	473	-34.5%	235	+31.9%	1,508	1,828	-17.5%
Non Operating Items	2	-13	n.s.	0	n.s.	51	-12	n.s.
Pre-Tax Income	312	460	-32.2%	235	+32.8%	1,559	1,816	-14.2%
Cost/Income	45.8%	41.9%	+3.9 pt	53.7%	-7.9 pt	44.9%	42.5%	+2.4 pt
Allocated Equity (Ebn)						7.4	6.3	+18.8%
Pre-Tax ROE						21%	29%	-8 pt

- Revenues in 4Q07 impacted by a -€44mn fair value adjustment to LBO underwriting commitments
- Operating expenses: +3.0%/4Q06
  - 10% net increase in staff during the year (177 persons, including 105 in the Energy, Commodities, Export, Project business)
- Net increase in provisions of €61mn
  - Including €93mn* in connection with the U.S. real estate sector

**In addition to €1mn in provisions in connection with the U.S. real estate sector booked in the capital markets businesses*

Corporate and Investment Banking
Financing Businesses

- A Leader in Europe
  - #2 Bookrunner in EMEA for syndicated loans (Thomson, by volume, 2007)
  - Best Arranger of Western European Loans (Euroweek, Feb 08)
  - European Telecom Loan Bank of the Year 2007 (Telecom Finance, Jan 08)
- Global Franchises
  - #1 Global Mandated Lead Arranger for Export Credit Agency backed transactions (Dealogic, by volume, 2007)
  - #1 Global Mandated Lead Arranger - Project Finance (Thomson, by volume, 2007)
  - Best Structured Commodity Bank (Trade Finance Magazine, June 07)
  - Best Trade Bank in Oil/Energy and Most Innovative Bank in Trade (Trade & Forfaiting Review, July 07)
  - Best Trade Finance Bank worldwide (Global Finance, Dec 07)


EuroWeek
TelecomFinance

dealogic

THOMSON
TRADE FINANCE

TRADE&FORFAITING
Review

GLOBAL FINANCE



Other Businesses*

In millions of euros	4Q07	4Q06	3Q07	2007	2006
Revenues	**61**	**2**	**226**	**1,108**	**576**
incl. BNP Paribas Capital	112	53	274	1,017	287
Operating Expenses and Dep.	-116	-296	-53	-426	-550
Incl. BNL restructuring costs	-37	-141	50	-71	-151
Gross Operating Income	**-55**	**-294**	**173**	**682**	**26**
Provisions	9	-1	0	14	66
Operating Income	**-46**	**-295**	**173**	**696**	**92**
Associated Companies	60	26	43	252	193
Other Non Operating Items	-10	147	-5	-40	119
Pre-Tax Income	**4**	**-122**	**211**	**908**	**404**

- BNP Paribas Capital
  - Substantial capital gains realised in 2007, in particular disposals of Vivarte (1Q07), Saur (2Q07), Bouygues Télécom (3Q07)
  - Unrealised capital gains as at 31 December 2007: €1.7bn vs. €2.2bn as at 31 December 2006
- Restructuring costs related to the integration of BNL
  - Including one-off savings (€74mn) due to a change in the Italian accounting rule for severance costs (TFR), booked as a deduction of BNL's restructuring costs in 3Q07

** Including Klépierre*

Klépierre

In millions of euros	4Q07	4Q06	4Q07 / 4Q06	3Q07	4Q07 / 3Q07	2007	2006	2007 / 2006
Revenues	**100**	**124**	**-19.4%**	**81**	**+23.5%**	**383**	**343**	**+11.7%**
Operating Expenses and Dep.	-27	-27	+0.0%	-23	+17.4%	-99	-94	+5.3%
Gross Operating Income	**73**	**97**	**-24.7%**	**58**	**+25.9%**	**284**	**249**	**+14.1%**
Provisions	-2	-3	-33.3%	-1	n.s.	-4	-3	+33.3%
Operating Income	**71**	**94**	**-24.5%**	**57**	**+24.6%**	**280**	**246**	**+13.8%**
Non Operating Items	0	1	n.s.	1	n.s.	2	1	+100.0%
Pre-Tax Income	**71**	**95**	**-25.3%**	**58**	**+22.4%**	**282**	**247**	**+14.2%**
Cost/Income	27.0%	21.8%	+5.2 pt	28.4%	-1.4 pt	25.8%	27.4%	-1.6 pt
Allocated Equity (Ebn)						1.3	1.1	+16.9%
Pre-Tax ROE						22%	23%	-1 pt

- Revenues growth: +11.7%/2006
  - Pursued growth in shopping malls with €950mn in investments, of which €591mn generated rents starting in 2007
  - Increased rents +15.5%, of which 5.6% at constant scope and exchange rates
  - Substantial capital gains on property sales primarily in 1H07
- Book value*: €41.1 per share (+26.6%/31.12.2006)
  - Or €2,855mn group share

** Transfer duties included*

Investor Relations & Financial Information

Véronique Ormezzano +33 (0)1 40 14 63 58
Béatrice Bélorgey +33 (0)1 42 98 46 45
Marc Grouvel +33 (0)1 42 98 23 40

Fax: +33 (0)1 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com

BNP PARIBAS


END